As confidentially submitted to the Securities and Exchange Commission on March 7, 2019.
This second draft registration statement has not been filed publicly with the Securities and Exchange
Commission and all information contained herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ProSight Global, Inc.
(Exact Name of Registrant as Specified in its Charter)
Delaware	6331	35-2405664
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)
412 Mt. Kemble Avenue
Suite 300
Morristown, NJ 07960
(973) 532-1900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Joseph J. Beneducci
Chairman, President and Chief Executive Officer
ProSight Global, Inc.
412 Mt. Kemble Avenue
Suite 300
Morristown, NJ 07960
(973) 532-1900
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Robert G. DeLaMater C. Andrew Gerlach William D. Torchiana Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Frank D. Papalia Chief Legal Officer ProSight Global, Inc. 412 Mt. Kemble Avenue Suite 300 Morristown, NJ 07960 (973) 532-1900	Richard D. Truesdell, Jr. Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	$	$

(1)
Includes the offering price of shares of common stock that the underwriters have the option to purchase.

(2)
Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MARCH 7, 2019
            Shares
Common Stock
This is an initial public offering of shares of the common stock of ProSight Global, Inc.
We are offering         of the shares to be sold in this offering. Affiliates of each of The Goldman Sachs Group, Inc. and TPG Capital Management LP, and certain other selling stockholders, are offering an additional     shares in this offering. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $    and $     . We intend to apply to list the common stock on the [•] under the symbol “PROS”.
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting and disclosure requirements.
Investing in our common stock involves risk. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to ProSight Global, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
See “Underwriting (Conflicts of Interest)” for a description of compensation to be paid to the underwriters.

We and the selling stockholders have granted the underwriters the option, to the extent that the underwriters sell more than         shares of common stock, to purchase up to an additional      shares from us and shares from the selling stockholders at the initial public offering price less the underwriting discount.
The underwriters expect to deliver the shares against payment in New York, New York on           , 2019.

Goldman Sachs & Co. LLC	Barclays

Prospectus dated            , 2019.

ProSight

insurance *reimagined*

Delivering Value To Customers

Sophisticated Underwriting Tools

STRONG GROWTH

Expertise in Execution

ENTREPRENEURIAL CULTURE

Innovative Technology

2009-2019

Shattering the Status Quo

We deliver products, services and solutions tailored to our customers' needs which results in an experience our customers value. We know – it sounds crazy – an insurance experience that exceeds customer expectations.

Yes – it's true. That's what we do.

Chief Executive Officer, Founder	Joe Beneducci
Chief Underwriting Officer, Founder	Bob Bailey
Chief Operating Officer, Founder	Larry Hannon
Chief Financial Officer	Buddy Piszel
Chief Legal Officer	Frank Papalia
Chief Human Resources Officer	Frank Bosse
Chief Claims Officer	Paul Kush
Chief Information Officer	Nestor Lopez
Chief Customer Experience Officer	Vivienne Zimmermann
Chief Actuarial Officer	Lee Kraemer
President, ProSight Direct	Darryl Siry
President, ProSight Brokerage	Ric Victores
Customer Group President	Erin Cullen
Customer Group President	Joe Finnegan

LETTER FROM JOE BENEDUCCI, FOUNDER AND CEO
Dear Prospective ProSight Investor,
Insurance is vital to our economy. It provides security and protection to businesses and individuals to allow them to carry out their trade and live their lives as they choose with the assurance that they’ll have protection when they need it most.
So how is it that something so essential could be so disliked? Can you think of any other product that a customer buys where (1) they don’t like it, (2) they don’t understand it and (3) even after they’ve purchased it, they aren’t certain about what they bought? The insurance buying experience is a contradiction because despite often being so disliked, it may well be among the most important purchases a customer ever makes.
In an age when technology arms customers with ever more data, insight and purchasing options, they will no longer tolerate any industry or buying experience that doesn’t evolve with them. The insurance industry is certainly no exception. It must evolve.
For these reasons, we set out to reimagine the insurance process through the eyes of the customer. This reimagination was the source of our inspiration in creating ProSight.
The Great Divide
With the advances in technology and real-time access to data, customers will not tolerate buying experiences where they can’t discern value. We refer to this selection process as the “Great Divide.” On one side of the Great Divide is value — on the other is low cost. Together they make up two peaks in an emerging mountain range which continues to separate as technology makes it easier for customers to become educated and choose. If customers feel a product is valuable and worth it, they’ll buy it. If not, they’ll elect to save their time and money and choose a fast, less-expensive option.
ProSight was created to change the paradigm and reimagine the status quo of the insurance buying process by delivering an enhanced proposition to customers who want more value from their insurance. We deliver this value through insurance solutions that are tailored with unique products, services and third party solutions that result in value our customers understand and appreciate. It’s this distinction that’s helped us grow from a start-up to nearly $900 million of annual premium in just nine years. Our growth is a strong confirmation from our customers that the ProSight business proposition is not only different, but it’s worth it.
We believe in the Great Divide so deeply that we don’t consider members of our team as employees. Instead, all team members are climbers.
A New Type of  “Hybrid” Insurance Company
The traditional insurance model in which products have often been viewed by customers as a commodity and are sold through thousands of brokers, resulting in a substandard buying experience for many end customers, has existed for decades with very little change. Insurtech is a new term for a wide variety of technology ideas that are seeking ways to alter the insurance landscape. While many of these ideas are nascent and lack substantive evidence of their long-term potential, they are unquestionably altering the status quo.
However, both “traditionals” and “insurtechs” have major obstacles to overcome if they’re going to be successful at delivering value to customers while consistently delivering an attractive return for investors. “Traditionals” often have outdated technology platforms and a limited ability to deliver proprietary customer solutions as a result of their distribution relationships. “Insurtechs” seek to provide a better customer experience and front-end interface, but can lack critical insurance skills in underwriting, claims, and customer service.

ProSight is neither a “traditional” nor an “insurtech”. ProSight is a hybrid. As a hybrid, we enjoy a proven, mature insurance platform with specialized underwriting and claims expertise, comprehensive customer service and the financial strength of a top-tier insurance company while possessing a full-service technology-based insurtech platform that allows for substantial growth. Our hybrid model has no distribution channel conflicts and we can respond to customer needs on an entirely different level relative to “traditionals”. Our customers can reach us however they prefer — either through our limited group of independent distributors, through our wholly-owned brokerage or through our direct-to-consumer platform. They receive value however they prefer.
While much of the insurance industry remains unsettled and concerned about the evolution of customers and technology, at ProSight, we welcome it. Our first nine years have been filled with a wide array of challenges and obstacles as we built our solid foundation to successfully compete in a changing world. Our progress can be assessed with four dimensions of  “able”. Our business is predictable, scalable, adaptable to customer needs and, most importantly, profitable. With this foundation, we’re optimistic about taking ProSight to its next level of success.
Our People
I’ve worked in the insurance industry for nearly thirty years and have had the opportunity to learn a lot about what makes a business successful. Out of everything that I’ve learned, the most important thing, without question, is just how important talented people are to a successful company. Talented, inspired, passionate people who share a common vision with a common purpose are essential in creating something truly great. Nine years ago, we set out to find this essential group of exceptional people. I’m pleased to say that we succeeded at finding them. We have established a unique culture of people who understand how important it is to deliver value to our customers and who are relentless at delivering that value. I couldn’t be prouder of the team that we’ve assembled and couldn’t be more optimistic for what our team can accomplish in the future.
I would like to thank all our climbers for their hard work in getting us to where we are today. Their dedication and devotion to deliver value to our customers is unquestionably fueling our success. I consider it an honor to work side-by-side with such a special group of people.
Thank you to our distribution partners and business solution partners that have worked with us to bring market leading solutions to our customers. They have been instrumental in helping us alter the status quo and we look forward to expanding our efforts with our partners as we continue to find new ways to provide value to our customers.
Last, and certainly not least, I would like to thank our customers who have put their trust in us to deliver when they need it most. We will continue to work on our customers’ behalf to make sure that the value they receive from us is consistent with why they made the decision to trust ProSight.
While we are proud of what we’ve built as a unique, new hybrid insurance company, we are not complacent nor content. We have a great deal more to accomplish as we seek to fully realize our potential in changing the insurance industry.
I believe our best is truly yet to come and I hope you choose to join us as we continue our journey in scaling the Great Divide.
Sincerely,

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
Neither we, nor the selling stockholders or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.
i

Through and including            , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

CERTAIN DEFINED TERMS
In this prospectus, unless otherwise specified or the context so requires:
•
“AZ DOI” refers to the Arizona Department of Insurance;

•
“Goldman Sachs” refers to The Goldman Sachs Group, Inc.;

•
“Gotham” refers to Gotham Insurance Company, a New York corporation and a wholly-owned subsidiary of New York Marine;

•
“GS Investors” refers to ProSight Parallel Investment LLC and ProSight Investment LLC, which are Delaware limited liability companies and affiliates of Goldman Sachs;

•
“insurance subsidiaries” refers to New York Marine, Southwest Marine and Gotham;

•
“New York Marine” refers to New York Marine and General Insurance Company, a New York corporation;

•
“NY DFS” refers to the New York Department of Financial Services;

•
“NYMAGIC” refers to NYMAGIC, Inc., a New York domiciled, publicly-traded specialty commercial insurance acquired by us on November 23, 2010 by merging one of our wholly-owned subsidiaries with and into NYMAGIC, and which was subsequently renamed “ProSight Specialty Insurance Group, Inc.”;

•
“PGHL” refers to ProSight Global Holdings Limited, a Bermuda exempt company which, prior to the reorganization described in the prospectus, is ProSight’s parent holding company;

•
“principal stockholders” refers to the GS Investors and the TPG Investors;

•
“ProSight Global” refers to ProSight Global, Inc., a Delaware corporation and the issuer of the shares of common stock offered in this initial public offering;

•
“PSIG” refers to ProSight Specialty Insurance Group, Inc., a New York corporation, which is a wholly-owned subsidiary of ProSight Global and our intermediate holding company;

•
“PSMC” refers to ProSight Specialty Management Company, Inc., a New York corporation and a wholly-owned subsidiary of PSIG;

•
“selling stockholders” refers to the GS Investors and the TPG Investors and certain members of our management;

•
“Southwest Marine” refers to Southwest Marine and General Insurance Company, an Arizona corporation and a wholly-owned subsidiary of New York Marine;

•
“TPG” refers to TPG Global, LLC, together with its affiliates;

•
“TPG Investors” refers to (i) ProSight TPG, L.P., a Delaware limited partnership controlled by TPG Advisors VI, Inc. and (ii) TPG PS 1, L.P., TPG PS 2, L.P., TPG PS 3, L.P. and TPG PS 4, L.P., which are Cayman limited partnerships, controlled by TPG Advisors VI-AIV Inc., TPG Advisors VI, Inc. and TPG Advisors VI-AIV Inc.; and

•
“we,” “us,” “our,” “ProSight” and the “Company” refer (i) prior to the reorganization described in this prospectus, to PGHL and its consolidated subsidiaries and (ii) upon and following the reorganization, to ProSight Global and its consolidated subsidiaries.

Presentation of financial and other information
In this prospectus, we present certain “non-GAAP” financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). The non-GAAP financial measures used in this prospectus are underwriting income, adjusted operating income, adjusted operating return on equity, adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio.
We calculate underwriting income by subtracting losses and loss adjustment expenses (“LAE”) and underwriting, acquisition and insurance expenses from net earned premiums. Because underwriting income represents the pre-tax performance of our insurance operations, we believe that underwriting income is useful in evaluating our underwriting performance without regard to investment income. We define adjusted operating income as net income excluding net realized investment gains and losses and the income tax expense resulting from implementation of the Tax Cuts and Jobs Act (the “TCJA”), which was signed into law on December 22, 2017. Adjusted operating return on equity is adjusted operating income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period. We use underwriting income and adjusted operating income as internal measures of performance, together with other measures of performance in accordance with GAAP, because we believe they provide management and other users of our financial information useful insight into our results of operations and our underlying business performance, by excluding items that are not part of our underlying profitability drivers or likely to re-occur in the foreseeable future. Underwriting income and adjusted operating income should not be considered in isolation or viewed as substitutes for net income calculated in accordance with GAAP. Other companies may calculate underwriting income or adjusted operating income differently. Accordingly, these measures may not be comparable to similarly titled measures of other companies. For a reconciliation of net income calculated in accordance with GAAP to underwriting income and adjusted operating income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —  Reconciliation of Non-GAAP Financial Measures.”
Adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio are defined as the corresponding ratio (calculated in accordance with GAAP) excluding the impact of the WAQS (as defined below). As part of the 2017 sale transaction to divest our U.K.-based Lloyd’s of London business, which is described elsewhere in this prospectus, New York Marine as reinsured entered into Whole Account Quota Share Reinsurance Agreements (the “WAQS”) with third party reinsurers to maintain reasonable underwriting leverage within New York Marine and its subsidiary insurance companies during a transition period following the U.K. divestment. During 2018 and following the transition of the U.S. business back to New York Marine, the WAQS were terminated. Previously ceded written and unearned premium, net of the ceding commission, was reversed. Loss reserves on premium earned prior to the cut-off termination remain ceded loss reserves. For additional detail on the impact of the WAQS on our results of operations see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — The WAQS.” We use these adjusted ratios as internal performance measures in the management of our operations because we believe they give our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Our adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio should not be viewed as substitutes for our loss and LAE ratio, expense ratio and combined ratio, respectively. Other companies may calculate adjusted loss ratio, adjusted expense ratio or adjusted combined ratio differently. Accordingly, these measures may not be comparable to similarly titled measures of other companies.
The financial results of the U.K.-produced business are presented as discontinued operations in our consolidated financial statements.
The consolidated financial information included in the prospectus is of PGHL and its consolidated subsidiaries. Prior to the completion of this offering, we will effect the reorganization described in “Organizational Structure,” pursuant to which PGHL will merge with and into ProSight Global, Inc. with ProSight Global surviving the merger.

Market, Industry And Other Data
This prospectus includes certain market and industry data and statistics, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms and our own estimates based on our management’s knowledge of, and experience in, the insurance industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. While we have compiled, extracted and reproduced market and industry data from external sources, we have not independently verified the data. Similarly, certain information contained in this prospectus, including information relating to the proportion of new opportunities we pursue, represents management estimates. While we believe our internal estimates to be reasonable, they have not been verified by any independent sources. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements and Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Trademarks and Trade Names
We own or have rights to certain trademarks and trade names that we use in conjunction with the operations of our business. Each trademark, trade name or service mark of any other company appearing or incorporated by reference in this prospectus belongs to its holder. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, such other companies.
v

Prospectus Summary
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in our common stock. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus.
Our Company and Business Overview
We are an entrepreneurial specialty insurance company that since our founding in 2009 has built products, services and solutions with the goal of significantly improving the experience and value proposition for our customers. In our view, property and casualty insurance companies and the independent agents who typically distribute their products have operated under a model where carriers have little direct connectivity to their customers and as a result, often have a limited ability and incentive to understand and service customers’ needs, or to innovate and adapt as those insurance needs change. As such, insurance products have often been viewed by customers as a commodity and the value they provide has historically been difficult for customers to accurately assess. However, technological advances better allow customers to discern and demand value, and we believe the ability of the industry to respond to this changing customer dynamic has become increasingly challenged. In light of this, we founded ProSight, with capital commitments from affiliates of each of Goldman Sachs and TPG as a different type of insurer that leverages customized technology infrastructure, underwriting expertise and unique niche focus to develop products, services and solutions that deliver distinct value to customers in the manner they prefer.
Our Company is led by a highly experienced and entrepreneurial team with decades of insurance leadership experience at ProSight and other leading insurers. We write property and casualty insurance with a focus on underwriting specialty risks by partnering with a select number of distributors, often on an exclusive basis. We have a diverse business mix covering specialty niches within the seven customer segments in which we operate. We market and distribute our insurance product offerings in all 50 states on both an admitted and non-admitted basis.1 We are focused on delivering consistent underwriting profitability with low volatility of underwriting results.
For the year ended December 31, 2018, we wrote $895.1 million in gross written premiums (“GWP”), had a loss and LAE ratio of 59.5% and our stockholders’ equity was $389.8 million. For the year ended December 31, 2017, we wrote $836.3 million in GWP, had a loss and LAE ratio of 64.6% and our stockholders’ equity was $376.0 million. We focus on profitable growth, having generated a return on equity of 14.0% for the year ended December 31, 2018.
We currently underwrite risks across seven customer segments, which represent various sub-sectors of the broader economy. Within each customer segment, we carefully identify underserved niches where we have strong expertise while avoiding easily commoditized segments within the market. Typically we only engage with one distribution partner for a given niche and endeavor to work jointly with distribution partners in developing products, services, and solutions that serve the ultimate needs of our customers. This allows our distribution partners to go to market with a differentiated set of products and solutions to attract customers and expand their businesses. In addition to working with a select group of third party distribution partners, we have developed two additional channels that are designed to enable us to engage with our customers and grow our business. ProSight Specialty Insurance Brokerage is our owned brokerage arm and ProSight Direct is our proprietary, online direct-to-customer platform. Each niche is highly specialized and we utilize the distribution channel that is most suited to serve that particular niche while remaining committed to high underwriting standards.

1
Insurance companies writing on an admitted basis are formally admitted or licensed to operate by the applicable state insurance agency. Admitted products' rates and forms are highly regulated, and coverages tend to be standardized. Carriers writing on a non-admitted basis are not subject to the same degree of regulatory oversight as admitted carriers, and their business is underwritten with more flexible policy forms and rates. See “Business — Industry Overview.”

Technology is a critical component of our business and we have purposefully developed an efficient, flexible and scalable operating platform. This enables us to respond to market opportunities in a targeted fashion, developing tailored systems that serve distribution partners and customers in our niche lines. The key features of our technology, which support our business model are: (1) We are not burdened by multiple legacy systems and are therefore able to quickly respond to changing industry dynamics and focus our IT investments on innovation rather than maintaining obsolete systems. (2) Our core customer-facing policy administration and billing systems, “ProSight Premiere”, have been architected and developed by us, and are internally maintained, to meet the needs of our growing insurance business. (3) Through our exclusive enterprise data warehouse and financial reporting system “ProSight Climber GPS”, we have the ability to access and mine data to manage our business and help inform our underwriting and reserving decisions on a real-time basis. (4) Our application programming interface-enabled (“API-enabled”) core systems and strong mobile development capabilities allow our customers and agents to interact with us in an easy and efficient manner. Our interactive platform, ProSight Online, is available to all of our customers and allows them to view policy, billing, claims and loss information, all from a mobile device. (5) Our unified cloud infrastructure enables us to operate our platform efficiently, deploy new services rapidly, and scale for the future.
Our Customer Segments and Niches
We currently write insurance coverage in seven customer segments across a broad range of specialty lines of business. Our customer segments currently include: Media and Entertainment, Real Estate, Professional Services, Transportation, Construction, Consumer Services and Marine and Energy. Within each customer segment, we have multiple niches which represent similar groups of customers. We believe having deep expertise in these niches across our organization is critical and therefore, we have aligned various functional areas at the niche level, including underwriting, operations and claims. We focus on small- and medium-sized customers, a market segment which we believe has been, and will continue to be, less affected by intense competitive dynamics of the broader property and casualty insurance industry.
Over time, the composition of business within our customer segments evolves as we identify certain niches that present opportunities to develop distinct customer solutions with attractive profit potential and others that were at one time attractive but may become less so. We believe our ability to remain nimble during changing market conditions is one of our key competitive advantages.
The following exhibit illustrates our customer segments and corresponding niches, and presents the GWP and percentage of total GWP written in 2018 within each of our customer segments and “Other”.

Note:
“Other” includes GWP from exited niches and consists of  (1) primary and excess workers’ compensation coverage for Self-Insured Groups (including fronting reinsurance arrangements in which all GWP are ceded to a third party reinsurer), (2) niches exited in prior fiscal years primarily focused on commercial auto liability exposure such as Long Haul Trucking, Towing, Chauffeured Transportation, Settlement Carriers and Pizza Delivery, and (3) mandatory participation in industry pools.

We operate primarily in casualty lines and have limited exposure to property catastrophe risks. Catastrophe losses have affected our overall loss and LAE ratio by 1.2% on average over the last five years. We actively use ceded reinsurance across our book of business to reduce our overall risk position and to protect our capital. We write minimal assumed reinsurance business, with 99.4% of our GWP for 2018 written on a direct basis.
The following exhibit illustrates our mix of business by GWP from all customer segments across each of our lines of business and distribution channels.
2018 GWP from Customer Segments by Line of Business	2018 GWP from Customer Segments by Distribution Channels

Total 2018 GWP from Customer Segments: $770.9 million
Our Competitive Strengths
We believe that the following competitive strengths have supported our success to date and provide a foundation for future growth:
•
Focus on profitable niches of the market where we have industry leading expertise and can deliver value to our customers.   We have been selective in developing our niches within customer segments for which we have in-house expertise and will continue to focus on providing differentiated products, services and solutions that truly serve customer needs and offer attractive and profitable growth opportunities. We have a strong focus on fragmented and underserved markets which we believe have an attractive risk-adjusted return profile. We choose to avoid markets that are susceptible to commoditization by incumbent industry participants. We have specific and unique expertise such as underwriting knowledge and data, loss mitigation techniques, customer access, and claims handling for each niche that we believe are difficult to replicate. We believe that this expertise enables us to accurately price risk and deliver profitable underwriting results. We have aligned our organization accordingly such that our underwriting, operational and claims personnel are dedicated to specific niches within a given customer segment, which differentiates us and we believe is an important component of our financial performance.

•
Creation of products, services and solutions that deliver a high value proposition to our customers.   We believe we will continue to succeed by proactively developing what we refer to as “differentiators,” which can be in the form of products, services, or solutions that are tailored to our customers. We often partner with our customers and distributors when developing differentiators and leverage their particular knowledge of their own needs and the needs of their customers, respectively. Unlike typical insurance companies, we co-own the intellectual property associated with the differentiators developed with our distributors during the term of our contractual relationships, allowing for a better alignment of incentives. We have dozens of differentiators across our niches, with many differentiators applicable to multiple niches. Examples of our differentiators include a customer solution called SecureFleet®, which provides video camera devices for commercial vehicles to monitor driver behavior and manage claim activity. In our Media and Entertainment customer segment, we have a differentiator called Complete®, which is the industry’s first comprehensive film completion guaranty that combines insurance coverage with a completion bond. We believe our customers place meaningful value on the collective offering of differentiators we provide, which distinguishes us in the market. In addition, we aim for and achieve an exceptional customer service experience, as supported by thousands of survey responses since June 2017 with 86% rating the experience as “awesome” and 98% as “awesome” or “good”.
•
Sophisticated underwriting tools that deliver prompt underwriting responses and profitable results.   We have developed a multi-faceted pricing strategy that is tightly integrated into niche development, from inception to maturity. Pricing begins when a new niche is identified and submitted for internal review and approval by underwriting and actuarial management, which we believe produces a filtering mechanism that helps us pursue only the opportunities best aligned with our strategy. For those niches that make it through the submission process, targets and metrics are established immediately to monitor the early development of the niche. We believe such monitoring allows for early detection of anomalies which can then quickly be remedied by the underwriting team. We employ our ProSight Climber GPS application to conduct such monitoring and review of our underwriting and reserving decisions on a real-time basis, which we believe is a competitive advantage. We are highly selective in choosing which new opportunities to pursue; we estimate that we decline approximately 80% of the opportunities we evaluate. We believe that this comprehensive and collaborative approach results in profitable growth for us.

•
Long-standing and selective relationships with our distribution partners.   We have designed an innovative distribution model with a highly targeted customer focus by engaging a limited number of distribution partners. For each niche, we partner with either a single or a select group of specialist distributors who have a deep understanding of our customers and their risk profiles. In many of our niches, our agency and brokerage agreements contain provisions in which we agree to work with a particular distribution partner on a mutually exclusive basis. Our goal is to structure distribution relationships so that we are aligned with the distributor towards achieving scale and underwriting profit in our customer segments, and they are compensated accordingly. By offering exclusivity and an aligned compensation structure, we incentivize our distributors to deliver value to our customers and offer them an advantage over generalist agents.

•
Highly entrepreneurial culture and management team with a track record of success.   We have a seasoned and entrepreneurial management team with decades of experience. Each member of our management team has served in a senior leadership role at a major insurance company prior to joining ProSight. Our current leadership team has founded and built ProSight from the ground up and has strong alignment of interest with shareholders.

Our Chairman and Chief Executive Officer, Joseph J. Beneducci, is the founder of ProSight and has more than 28 years across a wide array of underwriting and leadership responsibilities.
Our Chief Operating Officer, Lawrence Hannon, is a founding member of ProSight and has more than 28 years of underwriting and operational experience in the insurance industry.
Our Chief Underwriting Officer, Robert Bailey, is a founding member of ProSight and has more than 29 years of underwriting experience in the insurance industry.
Our Chief Financial Officer, Anthony S. Piszel, joined ProSight in 2012 and has more than 38 years of experience in the financial services industry including as Chief Financial Officer of public companies.

Our Chief Legal Officer, Frank D. Papalia, joined ProSight in 2011 and has over 32 years of legal and business experience in the insurance industry
We have instilled this entrepreneurial mentality throughout all levels of our Company. Our employees are encouraged to be proactive, to service our customers and distributors and ensure the success of our Company. We believe our people are our greatest strength, and we work consistently to foster a culture emphasizing customer focus, professional growth, accountability, and performance. This mentality is built into the mechanisms of our employee assessment and compensation.
•
Deep investment in and innovative approach to technology.   Technology is a core competency of ProSight and at the heart of how we deliver our high value customer proposition. We have an exclusively configured, scalable, and digitally-enabled technology platform built for growth, data integrity, and efficiency. We are not weighed down by outdated legacy infrastructure like many other insurance carriers and therefore can deploy the necessary technologies to respond quickly to business opportunities. We have invested in the development of a modern core insurance system for policy administration and billing that forms the foundation of our customer facing digital technologies. As a result, we can develop flexible, customer facing solutions more rapidly than our competitors. We have demonstrated our ability to develop and deploy digital products for our agents and customers that are delivered via the web over desktop and mobile devices. We consider our ability to meet ever increasing customer demands for anytime, anywhere access as a competitive strength compared to traditional and emerging carriers.

•
Scalable platform built for continued growth.   We have built our systems, processes and technology platform to be easily scalable with limited incremental marginal cost, as we see multiple opportunities to grow our business at a rate that is well in excess of the broader P&C insurance industry. Our licensing, infrastructure and applications have been designed to support a significantly larger book of business, and also have the ability to manage a high volume of small business customers through ProSight Direct. We currently have a competitive expense ratio that we expect to decrease over time as we expand our premium base and diversify our distribution channels that are available to cover the largely fixed costs of maintaining this infrastructure. Our absence of legacy infrastructure and systems means we can direct our spending towards expanding our technology innovation rather than maintenance and upkeep of outdated technology.

Our Strategy
Our objective is to leverage our competitive strengths to achieve profitable and sustainable growth. We have built a large, diversified and seasoned in-force book of business. Our strategy is built on the following principles:
•
Utilize our specialized products, services and solutions to continue our growth trajectory in markets where we exhibit expertise.   We have been selective in developing our target niches and will continue to focus on providing differentiators within niches that we believe offer attractive and profitable growth opportunities. We expect future growth to come from three primary areas. (1) We have robust growth opportunities in existing niches where we seek to deepen our presence. We have historically experienced profitable growth in these lines. (2) We expect to selectively enter new niches within our existing customer segments, particularly those where we have developed expertise and a new adjacent niche provides a unique opportunity. (3) We expect to remain nimble during changing market conditions and enter new customer segments as we identify a sector of the marketplace that presents an attractive opportunity. Generally, we believe that our differentiation and the value propositions we generate for our customers through our niche-by-niche growth strategy creates a profit opportunity for us.

•
Expand multi-pronged distribution network to best serve our customers in the most efficient and effective manner.   We deliver our products through three channels: (1) third party partnerships via retail agents or MGUs with whom we customarily have long-standing relationships; (2) our owned brokerage arm, ProSight Specialty Insurance Brokerage; and (3) our proprietary ProSight Direct technology platform. We do not experience any channel conflicts as each one of our specialized niches is only distributed through one channel. When developing a niche we choose the channel that is most suited to reach the target customer.

While our third party partnerships are well established, we believe ProSight Specialty Insurance Brokerage and ProSight Direct are new opportunities that will provide future opportunities for growth and we continue to build out their capabilities.
ProSight Specialty Insurance Brokerage is our owned brokerage platform that focuses on expertise, limited distribution, and differentiation. We developed this channel to reach customers for customer segments where we are not able to find a strong distribution partner that is a perfect fit to reach the end customers for our innovative products. We have written $16.6 million of premium through our ProSight Specialty Insurance Brokerage channel in 2018, the first full year of its operation.
ProSight Direct is a technology platform that transforms the insurance purchasing experience, enabling prospective customers to purchase insurance through a streamlined, easy-to-use application. ProSight Direct provides an end-to-end experience that simplifies the customer lifecycle from quote to claim, and provides “anytime, anywhere” access for managing all aspects of their insurance, including managing certificates of insurance and the claims process online. Our current strategy within this channel is to partner with affinity organizations where we can provide collaborative marketing capabilities to one another.
•
Maintain strong underwriting discipline and profitability.   We seek to maintain underwriting profitability while pursuing sustainable growth through a robust risk selection process. Our underwriting teams are led by experts in the niches we serve and we target niche markets that are homogeneous blocks of actuarially credible businesses that have performed at favorable loss ratios. In 2018, 87% of our GWP from customer segments represent niches that have been written by us for five or more years. We have experienced stable loss ratios and limited claims volatility in these niches since 2014. The portion of our portfolio represented by our customer segments has delivered a net loss ratio of 64% since ProSight's inception. We will continue to focus exclusively on business with an attractive risk-adjusted return profile and will not participate in markets that are commoditized and where we cannot add incremental value. Transactions involving approximately 60% of our annual GWP from customer segments are executed by ProSight underwriters who are experts in their specific niche. Transactions involving the remainder of our GWP are handled by our MGUs, subject to the authority that the Chief Underwriting Officer (“CUO”) has delegated to them. All of our underwriting authority delegated to MGUs is subject to stringent guidelines and regular audits. Our strong focus on underwriting expertise has led to favorable financial results. For the year ended December 31, 2018, we generated net income of  $53.7 million and adjusted operating income of $55.3 million which resulted in an adjusted operating return on equity for the same period of 14.4%.

•
Leverage our technology platform to drive operational efficiencies and digital capabilities.   We have built an IT platform that encompasses a streamlined core system suite, customized digital solutions, and scalable and resilient cloud infrastructure. We have made significant investments to build out robust data capture capabilities that allow for a dynamic rate and loss management process as datasets evolve. Additionally, our flexible platform is able to seamlessly underwrite and onboard new business as we continue to expand. We believe we are well positioned to grow in an evolving shared economy with our exclusive technology infrastructure. We expect our expense ratio to further decrease as we expand our business, as our platform provides us with a high degree of operational leverage. We plan to maintain and expand our technology leadership by developing new tools and applications for our distribution partners and customers.
•
Maintain our strong balance sheet.   We believe a conservative balance sheet is foundational to our ability to deliver superior financial performance and returns. We have continuously maintained a rigorous reserving approach and monitor loss emergence and developments on a daily basis in addition to our detailed quarterly reviews. We protect our capital by utilizing high-quality reinsurers, setting retentions appropriate to the extent and nature of exposures we wish to retain, maintaining a strong enterprise risk management framework, closely monitoring regulatory and market developments, and adapting our approach to achieve our underwriting and risk management goals. We also follow a conservative investment portfolio management philosophy consistent with our objective to achieve consistent and predictable profitability through a careful analysis of risk and return. We believe that our investment portfolio provides sufficient liquidity to pay for the liabilities relating to the risks we underwrite while achieving attractive returns on investment. We have a high-quality, well-diversified investment portfolio with 95.5% invested in fixed maturities and an average credit quality rating of “A” as of December 31, 2018. We also will seek to maintain a competitive rating with A.M. Best, where our insurance subsidiaries are currently rated A- (Excellent) (Outlook Stable), which is the fourth highest of 16 ratings assigned by A.M. Best to insurance companies. Maintaining a strong rating from A.M. Best enables us to easily demonstrate our financial strength to policyholders, which is often a critical factor in the decision to purchase insurance. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and is not an evaluation directed at investors with respect to our securities.

Risk Factors
Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects that you should consider before making a decision to invest in shares of our common stock. These risks are discussed more fully in “Risk Factors” in this prospectus. The following is a summary of some of the principal risks we face:
•
We rely upon third-party agents and vendors to distribute certain business on our behalf. Our distribution model therefore relies partially upon the expertise, creditworthiness and performance of certain of our key agents. Such agents may not perform as anticipated, or may be acquired or terminate their agreements with us.

•
Our loss reserves are based on estimates and there is no precise method for evaluating the impact of any specific factor on the adequacy of reserves and actual results are likely to differ from original estimates. Accordingly, our loss reserves may be inadequate to cover our actual insured losses.

•
Our risk management policies and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk.

•
Technology breaches or failures of our or our business partners’ systems, including but not limited to cybersecurity incidents, could disrupt our operations and result in the loss of critical and confidential information.

•
Adverse changes in the economy could lower the demand for our insurance products. Factors such as business revenue, government spending, the volatility and strength of the capital markets and inflation can affect the business and economic environment and our ability to generate revenue and profits.

•
Access to capital and market liquidity may adversely affect our ability to take advantage of business opportunities as they arise and to fund our operations in a cost-effective manner.

•
We may not be able to effectively start up or integrate new product opportunities. New product launches as well as resources to integrate business acquisitions are subject to many obstacles, including ensuring we have sufficient business and systems processes, determining appropriate pricing, obtaining reinsurance, assessing opportunity costs and regulatory burdens and planning for internal infrastructure needs.

•
Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry. During weak markets characterized by lower prices, it may be difficult for us to grow or maintain premium volume levels without sacrificing underwriting profits. In addition, our overall profitability can be affected by volatile and unpredicted developments including rising levels of loss costs, catastrophes, new types of claims or changing judicial interpretations. Fluctuations in profitability may not reflect our long-term results and may cause the price of our securities to be volatile.

•
We compete with a large number of companies in the insurance industry for underwriting revenues. Competition could cause the supply and/or demand for our insurance products to change, which could affect our ability to price our coverages at attractive rates.

•
A downgrade in our Financial Strength Ratings from A.M. Best could negatively affect our results of operations, as such ratings are a critical factor in establishing the competitive position of insurance companies.

•
The effects of emerging claim and coverage issues on our businesses are uncertain. Such unexpected and unintended issues may emerge as industry practices and economic, legal, judicial, social and other environmental conditions change.

•
Concentrations of our insurance policies and other risk exposures may adversely affect our results of operations.

•
Negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could adversely affect our financial condition and results of operations.

•
Global climate change may in the future increase the frequency and severity of whether events and resulting losses, particularly to the extent our policies are concentrated in geographic areas where such events occur.

•
Our ultimate financial obligations to the buyers of our U.K. operations may be greater than expected.

•
The failure of any of the loss limitation methods we employ, such as adhering to maximum limitations on policies written in defined geographical zones, limiting niche size for each customer, establishing per-risk and per-occurrence limitations for each event and employing coverage restrictions, could have a material adverse effect on our financial condition and results of operations.

•
Pricing for our products is subject to our ability to adequately assess risks and estimate losses, including the models that we use to do so. Given the inherent uncertainty of models, the usefulness of such models as a tool to evaluate risks is subject to a high degree of uncertainty that could result in actual losses that are materially different than our estimates.

•
Reinsurance may not be available or affordable and may not be adequate to protect us against losses, which could be material. Risk retentions in various lines of business expose us to potential losses. In addition, our reinsurers may not pay on losses in a timely fashion, or at all.

•
Our investment results and, therefore, our financial condition may be affected by changes in the business, financial condition or results of operations of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic conditions, liquidity and overall market conditions.

•
The historical performance of our investment portfolio should not be considered as indicative of the future results of our investment portfolio, our future results or any returns expected on our common stock. A significant amount of our assets is invested in marketable securities and subject to market fluctuations. In addition, our investment portfolio is concentrated in certain segments of the economy, and events or developments that have a negative effect on any particular industry, asset class, group of related industries or geographic region may adversely affect our investments.

•
Our business is dependent on the efforts of our principal executive officers because of their industry expertise, knowledge of our markets and relationships with our distributors and we may be unable to find acceptable replacements should any of them cease working with us. We may be unable to attract and retain other qualified key employees.

•
Third-party vendors we rely upon to provide certain business and administrative services on our behalf may not perform as anticipated.

•
Employee and third-party error and misconduct may be difficult to detect and prevent and may result in significant losses.

•
Any significant interruption in the operation of our facilities, systems and business functions could adversely affect our results of operations. We rely on multiple computer systems to interact with customers, issue policies, pay claims, run modeling functions, assess insurance risks and complete various important internal processes including accounting and bookkeeping. Any issues with such systems could materially impact our company and interrupt our general business.

•
Increasing regulatory focus on privacy issues and expanding laws could affect our business model and expose us to increased liability.

•
We will incur increased costs as a result of operating as a public company, and operating as a public company will place additional demands on our management.

•
Any failure to protect our intellectual property rights could impair our intellectual property, proprietary technology platform and brand. In addition, we may be sued by third parties for alleged infringement of their proprietary rights.

•
We are subject to extensive governmental regulation, which may adversely affect our ability to achieve our business objectives. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions.

•
We are an insurance holding company and our ability to receive dividends from our insurance subsidiaries is subject to regulatory constraints.

•
We could be adversely affected by recent and future changes in U.S. federal income tax laws.

•
Our principal stockholders will continue to have significant influence over us following the completion of this offering, and their interests could conflict with those of our other stockholders.

•
Our principal stockholders could sell their interests in us to a third party in a private transaction, which may not lead to your realization of any change-of-control premium on shares of our common stock and would subject us to the influence of a presently unknown third party.

Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•
reduced compensation disclosure requirements;

•
an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting; and

•
an extended transition period to comply with new or revised accounting standards applicable to public companies.

We will remain an emerging growth company until the earliest to occur of:
•
the last day of the fiscal year in which we have annual gross revenues of  $1.07 billion or more;

•
the date on which we have issued more than $1.0 billion in non-convertible debt in the previous three years;

•
the date we qualify as a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates is $700 million or more; and

•
the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

We have availed ourselves of reduced reporting requirements in this prospectus. In particular, in this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, we expect to continue to avail ourselves of the emerging growth company exemptions described above, including the extended transition period for complying with new or revised accounting standards, which may make comparison of our financials to those of other public companies more difficult. As a result, the information that we provide to stockholders will be less comprehensive than what you might receive from other public companies.
Our History and Structure; Principal and Selling Stockholders
We were founded in 2009 by members of the current management team and secured capital commitments from affiliates of each of Goldman Sachs and TPG. We established our insurance operating platform and acquired our insurance subsidiaries through the acquisition of NYMAGIC in 2010.
We write insurance out of three subsidiaries: New York Marine, Gotham and Southwest Marine. New York Marine is admitted in 50 states, Washington D.C., Puerto Rico and the Virgin Islands. Southwest Marine is licensed in 49 states and Washington D.C. and it is eligible to write on a non-admitted basis in New York. Gotham is admitted in New York and it is eligible to write on a surplus lines basis in 49 states and Puerto Rico.
The insurance subsidiaries participate in a risk sharing pool managed by PSMC. This structure allows us to leverage the efficiencies of having a single vehicle managing operations and providing back-office services across our business. All premiums, losses and expenses written by our insurance subsidiaries are pooled and then are allocated to these three insurance subsidiaries in accordance with their respective pool participation percentages. The pool participation percentages are 80% for New York Marine, 15% for Gotham and 5% for Southwest Marine.

In 2011, we formed a Bermuda holding company structure and acquired several entities in the United Kingdom in order to build our own Lloyd’s of London Syndicate (“Lloyd’s Syndicate 1110”). By 2016, however, we concluded that our business model’s emphasis on niche expertise and exclusive distribution, as well as our high profit expectations, made for an inappropriate fit with the Lloyd’s marketplace on a cost-effective basis. In 2017, we placed Lloyd’s Syndicate 1110 business into run-off and entered into a two-phase sale transaction to exit our U.K. operations, which closed in October 2017 and March 2018. See “Organizational Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations.”

As of the date of this prospectus, PGHL is our parent holding company. The diagram below depicts our current organizational structure:
Prior to the completion of this offering, we will effect the reorganization described in “Organizational Structure,” in which PGHL will merge with and into ProSight Global, with ProSight Global surviving the merger. The current holders of PGHL’s equity interests will receive, as merger consideration, a number of shares of ProSight Global’s common stock determined based on the initial public offering price and the provisions of PGHL’s bye-laws. Assuming an initial public offering price of $    per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), immediately following the merger, but prior to the completion of this offering, our principal stockholders will hold approximately    % of our common stock and the remaining    % will be held by certain minority investors, including certain members of our management (the “management and other investors”).

Assuming an initial public offering price of  $    per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), immediately following the completion of this offering, our principal stockholders will hold approximately    % of our common stock,    % will be held by the management and other investors and the remaining    % will be held by public stockholders. The diagram below depicts our organizational structure immediately following this offering:

TPG Investors
[●]%
GS Investors
[●]%
Pre-IPO Minority Stockholders
[●]%
New Public Stockholders
[●]%
ProSight Global, Inc.
(DE public entity)
ProSight Specialty Insurance Group, Inc.
(NY)
ProSight Specialty Bermuda Limited
Funds at Lloyd's provider
(Bermuda)
ProSight Specialty Management Company, Inc.
(NY)
New York Marine and General Insurance Company
(NY)
ProSight Specialty Insurance Brokerage, LLC
(LA)
Southwest Marine and General Insurance Company
(AZ)
Gotham Insurance Company
(NY)

Our Corporate Information
ProSight Global, Inc. was incorporated as a Delaware corporation on February 24, 2010. Our principal executive office is located at 412 Mt. Kemble Avenue, Suite 300, Morristown, NJ 07960 and our telephone number is (973) 532-1900. Our website address is www.prosightspecialty.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

The Offering
Common stock offered by us
     shares (or     shares if the underwriters exercise their option to purchase additional shares in full)
Common stock offered by the selling stockholders
     shares (or     shares if the underwriters exercise their option to purchase additional shares in full)
Common stock to be outstanding immediately after this offering
     shares (or     shares if the underwriters exercise their option to purchase additional shares in full)
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $     (based on the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us).

We intend to use the net proceeds from this offering for general corporate purposes.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”
Conflicts of Interest
Certain affiliates of Goldman Sachs & Co. LLC, an underwriter in this offering, own in excess of 10% of the Company’s issued and outstanding common stock and are participating as selling stockholders in this offering. Under the rules of FINRA, Goldman Sachs & Co. LLC is deemed to have a conflict of interest with us. Because of this conflict of interest, this offering is being conducted in accordance with FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”
Listing
We intend to apply to list our common stock on the [•].
Proposed ticker symbol
“PROS”
The number of shares of our common stock that will be outstanding after this offering is based on shares of common stock outstanding as of           , 2019 and excludes:
•
[•]

Unless otherwise indicated, all information in this prospectus assumes:
•
the consummation of the merger of PGHL with and into ProSight Global, as described under “Organizational Structure”, which will occur after the date of this prospectus and prior to the completion of this offering, and, in connection with the merger, the amendment and restatement of our certificate of incorporation, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part;

•
an initial public offering price of  $    per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus; and

•
no exercise by the underwriters of their right to purchase up to an additional     shares of our common stock.

Summary Consolidated Financial Data
The following summary consolidated financial data as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, are derived from our audited consolidated financial statements and the accompanying notes that are included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2016 are derived from our audited consolidated financial statements and the accompanying notes, which are not included in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.
The income statement information and related underwriting and other ratios presented below are for our continuing operations. The financial results of the U.K.-produced business are presented as discontinued operations in our consolidated financial statements and are excluded from the income statement information below. The summary balance sheet information also excludes specific assets and liabilities related to our discontinued operations. The assets and liabilities of the discontinued operations are only included in total assets, total liabilities and total shareholder’s equity. The summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
	Year Ended December 31,
	2018	2017	2016
	($ in thousands, except for per share data)
Revenues:
GWP(1)	$895,112	$836,334	$771,995
Ceded written premiums	(45,038)	(276,048)	(85,312)
Net written premiums	$850,074	$560,286	$686,683
Net earned premiums	$730,785	$609,786	$675,778
Net investment income	55,971	36,196	28,052
Net investment gains (losses)	(1,557)	4,204	(6,147)
Other income	673	853	1,057
Total revenues	$785,872	$651,039	$698,740
Expenses:
Losses and LAE	$434,830	$393,741	$489,464
Underwriting, acquisition and insurance expenses	271,547	213,844	241,873
Interest and other expenses	12,377	12,125	12,125
Total expenses	$718,754	$619,710	$743,462
Income (loss) before taxes	67,118	31,329	(44,722)
Income tax expense (benefit)	13,389	38,233	(23,988)
Net income (loss) from continuing operations	$53,729	$(6,904)	$(20,734)
Underwriting income (loss)(2)	$24,409	$2,201	$(55,559)
Adjusted operating income (loss)(3)	$55,286	$13,992	$(14,587)
Per share of common stock data: Continuing operations only
Basic earnings per share:
Common stock	$8.96	$(1.19)	$(3.79)
Diluted earnings per share:
Common stock	$8.80	$(1.19)	$(3.79)
Basic adjusted operating earnings per share:
Common stock	$9.22	$2.41	$(2.66)
Diluted adjusted operating earnings per share:
Common stock	$9.05	$2.41	$(2.66)

	Year Ended December 31,
	2018	2017	2016
Underwriting and other ratios:
Loss and LAE ratio(4)	59.5%	64.6%	72.4%
Loss and LAE ratio – excluding catastrophe	58.8%	62.4%	70.8%
Loss and LAE ratio – catastrophe	0.7%	2.2%	1.6%
Expense ratio(5)	37.2%	35.1%	35.8%
Combined ratio(6)	96.7%	99.7%	108.2%
Adjusted loss and LAE ratio(7)	59.6%	63.9%	72.4%
Adjusted loss and LAE ratio – excluding catastrophe	58.9%	62.0%	70.8%
Adjusted loss and LAE ratio – catastrophe	0.7%	1.9%	1.6%
Adjusted expense ratio(7)	37.0%	34.9%	35.8%
Adjusted combined ratio(7)	96.6%	98.8%	108.2%
Adjusted operating return on equity(8)	14.4%	3.7%	(3.6)%
Return on equity(9)	14.0%	(1.8)%	(5.1)%
	At December 31,
	2018	2017	2016
	($ in thousands)
Balance sheet data:
Total cash and investments	$1,830,290	$1,632,629	$1,405,585
Premiums and other receivables, net	200,347	184,334	168,378
Reinsurance receivables paid and unpaid, net	197,723	218,376	205,527
Goodwill and net intangible assets	29,219	29,249	29,745
Total assets	$2,577,106	$2,409,452	$2,251,502
Unpaid losses and LAE	$1,396,812	$1,258,237	$1,166,619
Reserve for unearned premiums	435,933	395,432	354,828
Notes payable, net of debt issuance costs	182,355	164,017	163,678
Total liabilities	$2,187,276	$2,033,469	$1,870,849
Total stockholders’ equity	$389,830	$375,983	$380,654
Other data:
Debt to total capitalization ratio(10)	31.9%	30.5%	30.2%
Statutory capital and surplus(11)	$473,575	$433,946	$355,366

(1)
GWP includes business from certain niches that are no longer part of our ongoing business. All GWP from exited niches are included in “Other”, which consists of  (i) primary and excess workers’ compensation coverage for Self-Insured Groups (including fronting reinsurance arrangements in which all GWP are ceded to a third party reinsurer), (ii) niches exited in prior fiscal years primarily focused on commercial auto liability exposure such as Long Haul Trucking, Towing, Chauffeured Transportation, Settlement Carriers and Pizza Delivery, and (iii) mandatory participation in industry pools. The table below includes GWP for each customer segment for the years ended December 31, 2018, 2017 and 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

	Year Ended December 31,
	2018	2017	2016
	($ in thousands)
Construction	$100,741	$73,378	$54,983
Consumer Services	106,348	94,384	95,005
Marine and Energy	64,601	65,781	56,740
Media and Entertainment	145,985	136,666	121,454
Professional Services	110,300	112,576	79,793
Real Estate	130,468	132,028	102,134
Transportation	112,450	98,536	99,690
Customer Segments subtotal	$770,893	$713,349	$609,799
Other	124,219	122,985	162,196
Total	$895,112	$836,334	$771,995

(2)
Underwriting income is a non-GAAP financial measure. We calculate underwriting income by subtracting losses and LAE and underwriting, acquisition and insurance expenses from net earned premiums. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” for a reconciliation of net income in accordance with GAAP to underwriting income.

(3)
Adjusted operating income is a non-GAAP financial measure. We calculate adjusted operating income as net income, excluding net realized investment gains and losses and the income tax expense resulting from implementation of the TCJA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” for a reconciliation of net income in accordance with GAAP to adjusted operating income.

(4)
The loss and LAE ratio is the ratio, expressed as a percentage, of losses and LAE, allocated and unallocated, to net earned premiums, net of the effects of reinsurance.

(5)
The expense ratio is the ratio, expressed as a percentage, of underwriting, acquisition and insurance expenses to net earned premiums.

(6)
The combined ratio is the sum of the loss and LAE ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(7)
Adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio are non-GAAP financial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — The WAQS.”

(8)
Adjusted operating return on equity is a non-GAAP financial measure. Adjusted operating return on equity is adjusted operating income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” for a reconciliation of net income in accordance with GAAP to adjusted operating income.

(9)
Return on equity represents net income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period.

(10)
Debt to total capitalization ratio is the ratio, expressed as a percentage, of total indebtedness for borrowed money to the sum of total indebtedness for borrowed money and stockholders’ equity.

(11)
For our insurance subsidiaries, the statutory capital and surplus represents the excess of assets over liabilities as determined in accordance with statutory accounting principles as determined by the NAIC (as defined below).

Risk Factors
Investing in our common stock involves significant risk. You should carefully consider the following risks and other information in this prospectus, including our financial and related notes, before you decide to purchase our common stock. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition and results of operations could be materially affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.
Risks Related to Our Business
Third-party agents we rely upon to distribute certain business on our behalf may be acquired or terminate their agreements with us, or may not perform as anticipated, which could have an adverse effect on our business and results of operations.
Although we distribute our products through a variety of distribution channels, our distribution strategy is primarily focused on key agents with whom we sometimes have an exclusive relationship. Our distribution model therefore relies partially upon the expertise, creditworthiness and performance of certain of our key agents. Several of these agents are responsible for a significant portion of the premium written by us. For the year ended December 31, 2018, our top three MGUs distributed 34.2% of our insurance by GWP from customer segments. While this model provides many benefits to us and our customers, such agents have in the past, and may in the future elect to renegotiate the terms of existing relationships, or reduce or terminate their distribution relationships with us as a result of industry consolidation of distributors or other industry changes that increase the competition for access to distributors, developments in legislation or regulation that affect our business, adverse developments in our business, adverse rating agency actions or concerns about market-related risks. In January 2019, Midlands Management Corporation (“Midlands”), an MGU for the Self-Insured Groups niches, was acquired by a third party insurance carrier. In 2018, we wrote $121.8 million of GWP through Midlands. Beyond the first quarter of 2019, we do not anticipate any future premium written from this relationship other than premium adjustments from premium audits. We seek to mitigate these risks in part through our contractual relationships with these agents, including in our MGU agreements, which in most cases have us retaining control over our intellectual property and maintaining the right to either exclusively pursue or to compete directly for our customers if an MGU terminates their relationship with us. In each case, we maintain the right to compete more generally in the niche. Nevertheless, an interruption in certain key relationships could cause operational difficulties, an inability to meet obligations (including, but not limited to, policyholder obligations), a loss of business and increased costs or suffer other negative consequences, all of which may have a material adverse effect on our business and results of operations.
In addition, our agents may fail to perform as anticipated or adhere to their obligations to us. Although our agents are subject to stringent guidelines, limited underwriting authority, ongoing oversight by our employees and monitoring through regular audits and other procedures, which have in the past enabled us to detect and remedy incidents of non-adherence, our efforts may not be adequate to prevent or detect such breaches. If our agents materially exceed their authorities or otherwise breach obligations owed to us and we are unable to timely identify and remedy such breaches, our business and results of operations could be adversely affected.
Our loss reserves are based on estimates and may be inadequate to cover our actual insured losses, which would negatively impact our profitability.
Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related LAE. Loss reserves are estimates of the ultimate cost of claims and do not represent a precise calculation of any ultimate liability. These estimates are based on historical information and on estimates of future trends that may affect the frequency and severity of claims that may be reported in the future. Estimating loss reserves is a difficult, complex and inherently uncertain process involving many variables and subjective judgments. As part of the reserving process, we review historical data and consider the impact of various factors such as:
•
loss emergence and cedant reporting patterns;

•
underlying policy terms and conditions;

•
business and exposure mix;

•
trends in claim frequency and severity;

•
changes in operations;

•
emerging economic and social trends;

•
inflation; and

•
changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. It also assumes that adequate historical or other data exists upon which to make these judgments. For more information on the estimates used in the establishment of loss reserves, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Reserves for unpaid losses and LAE”. However, there is no precise method for evaluating the impact of any specific factor on the adequacy of reserves and actual results are likely to differ from original estimates, perhaps materially. Some of our reserves were established for exposure to liabilities acquired through our acquisition of NYMAGIC in 2010. These liabilities were not subject to our highly structured underwriting process, include asbestos, environmental and products liabilities and are subject to similar risks and uncertainties as property and casualty risks underwritten by us after the acquisition, including difficulties of estimating loss reserves, pricing risk and pricing reinsurance. The net loss reserves related to accident years 2010 and prior were $59.3 million as of December 31, 2018 or 4.9% of our total net loss reserves. If the actual amount of insured losses is greater than the amount we have reserved for these losses, our profitability could suffer.
Our risk management policies and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk, which could adversely affect our businesses or results of operations.
We have developed and continue to develop enterprise-wide risk management policies and procedures to mitigate risk and loss to which we are exposed. There are, however, inherent limitations to risk management strategies because there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management policies and procedures are ineffective, we may suffer unexpected losses and could be materially adversely affected. As our business changes and the niches in which we operate evolve, our risk management framework may not evolve at the same pace as those changes. As a result, there is a risk that new products or new business strategies may present risks that are not appropriately identified, monitored or managed. In times of market stress, unanticipated market movements or unanticipated claims experience, the effectiveness of our risk management strategies may be limited, resulting in losses to us. In addition, there can be no assurance that we can effectively review and monitor all risks or that all of our employees will follow our risk management policies and procedures.
Moreover, the National Association of Insurance Commissioners (the “NAIC”) and state legislatures and regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to insurers. The NY DFS, the primary regulator of New York Marine and Gotham, has adopted regulations implementing a requirement under the New York Insurance Law for insurance holding companies to adopt a formal enterprise risk management (“ERM”) function and to file an annual enterprise risk report. NY DFS regulation also requires domestic insurers to conduct an own risk and solvency assessment (“ORSA”) and to submit an ORSA summary report prepared in accordance with the NAIC’s ORSA Guidance Manual. In addition, ProSight Global and

Southwest Marine, whose primary regulator is the AZ DOI, are subject to similar ERM and ORSA requirements. We operate within an ERM framework designed to assess and monitor our risks. However, there can be no assurance that we can effectively review and monitor all risks, or that all of our employees will operate within the ERM framework or that our ERM framework will result in us accurately identifying all risks and accurately limiting our exposures based on our assessments.
Technology breaches or failures of our or our business partners’ systems, including but not limited to cybersecurity incidents, could disrupt our operations and result in the loss of critical and confidential information, which could adversely impact our reputation and results of operations.
Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information technology systems and those of our business partners or service providers to sophisticated and targeted measures known as advanced persistent threats. While we and our business partners and service providers employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, vulnerability assessments, continuous monitoring of information technology networks and systems and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. Security breaches could expose us to litigation and potential liability. In addition, cyber incidents that impact the availability, reliability, speed, accuracy or other proper functioning of our technology systems could affect our operations. We may not have the resources or technical sophistication to anticipate or prevent every type of cyber-attack. A significant cybersecurity incident, including system failure, security breach, disruption by malware or other damage could interrupt or delay our operations, result in a violation of applicable privacy and other laws, damage our reputation, cause a loss of customers or give rise to monetary fines and other penalties, any or all of which could be material. It is possible that insurance coverage we have in place would not entirely protect us in the event that we experienced a cybersecurity incident, interruption or widespread failure of our information technology systems.
Adverse changes in the economy could lower the demand for our insurance products and could have an adverse effect on the revenue and profitability of our operations.
Factors such as business revenue, government spending, the volatility and strength of the capital markets and inflation can all affect the business and economic environment. These same factors affect our ability to generate revenue and profits. Insurance premiums in our markets are heavily dependent on variables such as our customer revenues, values transported, miles traveled and number of new projects initiated. In an economic downturn that is characterized by higher unemployment and reduced corporate revenues, the demand for insurance products is adversely affected. Adverse changes in the economy may lead our customers to have less need for insurance coverage, to cancel existing insurance policies, to modify coverage or to not renew with us, all of which affect our ability to generate revenue.
Access to capital and market liquidity may adversely affect our ability to take advantage of business opportunities as they arise and to fund our operations in a cost-effective manner.
Our ability to grow our business, either organically or through acquisitions, depends in part on our ability to access capital when needed. We cannot predict capital market liquidity or the availability of capital. We also cannot predict the extent and duration of future economic and market disruptions, the impact of government interventions into the market to address these disruptions and their combined impact on our industry, business and investment portfolios. If we need capital but cannot raise it, our business and future growth could be adversely affected. In addition, we cannot make any assurances that we will be able to refinance our debt, including our senior notes due November 2020, or obtain additional financing on terms acceptable to us, or at all. Our inability to refinance our indebtedness on commercially reasonable terms or at all could also adversely affect our business, financial condition and future growth.

We may not be able to effectively start up or integrate new product opportunities.
Our ability to grow our business depends, in part, on our creation, implementation and acquisition of new insurance products that are profitable and fit within our business model. New product launches as well as resources to integrate business acquisitions are subject to many obstacles, including ensuring we have sufficient business and systems processes, determining appropriate pricing, obtaining reinsurance, assessing opportunity costs and regulatory burdens and planning for internal infrastructure needs. If we cannot accurately assess and overcome these obstacles or we improperly implement new insurance products, our ability to grow profitably will be impaired.
Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry.
The results of operations of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties in demand, pricing and overall profitability, causing cyclical performance in the insurance industry. These cycles are characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permit more favorable pricing. Among our competitive strengths have been our specialty product focus and our niche market strategy. In periods of intense competition, these strengths also expose us to actions by other, especially larger, insurance companies who seek to write additional premiums without appropriate regard for underwriting profitability. During weak markets characterized by lower prices, it may be difficult for us to grow or maintain premium volume levels without sacrificing underwriting profits. If we are not successful in maintaining rates or achieving rate increases, it may be difficult for us to improve or maintain underwriting profits or to grow or maintain premium volume levels. In addition, our overall profitability can be affected significantly by:
•
rising levels of loss costs that we cannot anticipate at the time we price our coverages;

•
volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes (“CATs”) or terrorist attacks;

•
changes in the level of available reinsurance;

•
changes in the amount of losses resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers’ liabilities; and

•
the ability of our underwriters to accurately select and price risk and of our claim personnel to appropriately deliver fair outcomes.

Furthermore, the demand for our insurance products across our customer segments can vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases, causing our revenues to fluctuate. These fluctuations in results of operations and revenues may not reflect our long-term results and may cause the price of our securities to be volatile.
We compete with a large number of companies in the insurance industry for underwriting revenues.
We compete with a large number of other companies in our customer segments. During periods of intense competition for premium, we are exposed to the actions of other companies who may seek to write policies without the appropriate regard for risk and profitability. During these times, it is very difficult to grow or maintain premium volume without sacrificing underwriting discipline and income.
We face competition from a wide range of both from specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies that are significantly larger than we are and that have significantly greater financial, marketing, management and other resources. Some of these competitors also have greater market recognition and experience than we do. We may incur increased costs in competing for underwriting revenues. If we are unable to compete effectively in the markets in which we operate or expand our operations into new markets, our underwriting revenues may decline, as well as overall business results.

We focus on providing specialized products and services in our various niches, and we believe that the diversity and uniqueness of our business model inherently provides a certain degree of shelter from competition. However, as we continue to grow our market share within each niche, the risk of competition within that niche grows as our larger competitors tend to focus on obtaining business at scale (as opposed to at the individual customer level). We seek to mitigate this risk, and the risk of competition generally, in part by building contractual protections into our distributor relationships. For example, in most cases we retain control over our intellectual property and have the right either to exclusively pursue our customers or to compete directly with our former MGU if they terminate their relationships with us. In each case, we maintain the right to compete more generally in the niche. However, there can be no assurance that our risk mitigation strategies will be effective.
A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:
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programs in which state-sponsored entities provide property insurance in CAT-prone areas or other “alternative markets” types of coverage;

•
changing practices, which may lead to greater competition in the insurance business; and

•
the emergence of insurtech companies and the development of new technologies, which may lead to disruption of current business models and the insurance value chain.

New competition from these developments could cause the supply and/or demand for our insurance products to change, which could affect our ability to price our coverages at attractive rates and thereby adversely affect our underwriting results.
A downgrade in our Financial Strength Ratings (“FSRs”) from A.M. Best could negatively affect our results of operations.
FSRs are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated for overall financial strength by A.M. Best. These FSRs reflect A.M. Best’s opinion of our financial strength, operating performance, strategic position and ability to meet our obligations to policyholders, and are not evaluations directed to investors. Our FSRs are subject to periodic review by such firms, and the criteria used in the rating methodologies is subject to change; as such, we cannot assure the continued maintenance of our current FSRs. All of our insurance subsidiaries’ FSRs were reviewed during 2018 and were reaffirmed at a rating of  “A- (Excellent)”. In 2017, A.M. Best downgraded its “A (Excellent)” FSRs to “A- (Excellent)” for our insurance subsidiaries. Because FSRs have become an increasingly important factor in establishing the competitive position of insurance companies, if our FSRs are reduced from their current levels by A.M. Best, our competitive position in the industry, and therefore our business, could be adversely affected. A significant downgrade could result in a substantial loss of business, as policyholders might move to other companies with higher FSRs.
Our results of operations, liquidity, financial condition and FSRs are subject to the effects of natural and man-made catastrophic events.
Events such as hurricanes, windstorms, flooding, earthquakes, wildfires, solar storms, acts of terrorism, explosions and fires, cyber-crimes, product defects, mass torts and other catastrophes have adversely affected our business in the past and could do so in the future. Such catastrophic events, and any relevant regulations, could expose us to:
•
widespread claim costs associated with property and workers’ compensation claims;

•
losses resulting from a decline in the value of our invested assets;

•
losses resulting from actual policy experience that is adverse compared to the assumptions made in product pricing;

•
declines in value and/or losses with respect to companies and other entities whose securities we hold and counterparties with whom we transact business to whom we have credit exposure, including reinsurers, and declines in the value of investments; and

•
significant interruptions to our systems and operations.

Natural and man-made catastrophic events are generally unpredictable. While we have structured our business and selected our niches in part to avoid catastrophic losses, our exposure to such losses depends on various factors, including the frequency and severity of the catastrophes, the rate of inflation and the value and geographic or other concentrations of insured companies and individuals. Vendor models and proprietary assumptions and processes that we use to manage catastrophe exposure may prove to be ineffective due to incorrect assumptions or estimates.
In addition, legislative and regulatory initiatives and court decisions following major catastrophes could require us to pay the insured beyond the provisions of the original insurance policy and may prohibit the application of a deductible, resulting in inflated catastrophe claims.
The effects of emerging claim and coverage issues on our business are uncertain.
As industry practices and economic, legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Examples of emerging claims and coverage issues include, but are not limited to:
•
judicial expansion of policy coverage and the impact of new theories of liability;

•
plaintiffs targeting property and casualty insurers in purported class action litigation relating to claims-handling and other practices;

•
medical developments that link health issues to particular causes, resulting in liability claims; and

•
claims relating to unanticipated consequences of current or new technologies, including cyber-security related risks and claims relating to potentially changing climate conditions.

In some instances, these emerging issues may not become apparent for some time after we have issued the affected insurance policies. As a result, the full extent of liability under our insurance policies may not be known until many years after the policies are issued.
In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on our business.
The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm our business and materially adversely affect our results of operations.
Concentration of our insurance and other risk exposures may adversely affect our results of operations.
We may be exposed to risks as a result of concentrations in our insurance policies. We manage these concentration risks by monitoring the accumulation of our exposures to factors such as exposure type, industry, geographic region, customer and other factors. We also seek to use reinsurance, hedging and other arrangements to limit or offset exposures that exceed the limits we wish to retain. In certain circumstances, however, these risk management arrangements may not be available on acceptable terms or may prove to be ineffective for certain exposures. Also, our exposure for certain single risk coverages and other coverages may be so large that losses could exceed our expectations and could have a potentially material adverse effect on our consolidated results of operations or result in additional statutory capital requirements for our subsidiaries.
Negative developments in the workers’ compensation insurance industry could adversely affect our financial condition and results of operations.
Although we engage in other businesses, approximately 27.5% of our GWP are currently attributable to workers’ compensation insurance policies providing both primary and excess coverage. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could have an adverse effect on our financial condition and results of operations. In certain states in which we do business, insurance regulators set the premium rates we may charge, which has the potential to restrict our profits. In addition, if one of our larger markets were to enact legislation to increase the scope or amount of benefits for employees under workers’ compensation insurance policies without related premium increases or loss control measures, this could negatively affect our financial condition and results of operations.
Global climate change may in the future increase the frequency and severity of weather events and resulting losses, particularly to the extent our policies are concentrated in geographic areas where such events occur, may have an adverse effect on our business, results of operations and financial condition.
Scientific evidence indicates that manmade production of greenhouse gas has had, and will continue to have, an adverse effect on the global climate. There is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of extreme weather events appears to have increased. We cannot predict whether or to what extent damage that may be caused by natural events, such as wild fires, severe tropical storms and hurricanes, will affect our ability to write new insurance policies and reinsurance contracts, but, to the extent our policies are concentrated in the specific geographic areas in which these events occur, the increased frequency and severity of such events and the total amount of our loss exposure in the impacted areas of such events may adversely affect our business, results of operations and financial condition. In addition, although we have historically had limited exposure to catastrophic risk, claims from catastrophe events could reduce our earnings and cause substantial volatility in our business, results of operations and financial condition for any period. However, assessing the risk of loss and damage associated with the adverse effects of climate change and the range of approaches to address loss and damage associated with the adverse effects of climate change, including impacts related to extreme weather events and slow onset events, remains a challenge and might adversely affect our business, results of operations and financial condition.
We may have exposure to losses from acts of terrorism as we are required by law to provide certain coverage for such losses.
U.S. insurers are required by state and federal law to offer coverage for acts of terrorism in certain commercial lines, including workers’ compensation. The Terrorism Risk Insurance Act, as extended by the Terrorism Risk Insurance Program Reauthorization Act of 2015 (“TRIPRA”) requires commercial property and casualty insurance companies to offer coverage for acts of terrorism, whether foreign or domestic, and established a federal assistance program through the end of 2020 to help cover claims related to future terrorism-related losses. The likelihood and impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Although we reinsure a portion of the terrorism risk we retain under TRIPRA, our terrorism reinsurance does not provide full coverage for an act stemming from nuclear, biological or chemical terrorism. To the extent an act of terrorism, whether a domestic or foreign act, is certified by the Secretary of Treasury, we may be covered under TRIPRA of our losses for certain property/casualty lines of insurance. However, any such coverage would be subject to a mandatory deductible based on 20% of earned premium for the prior year for the covered lines of commercial property and casualty insurance. Based on our 2018 earned premiums, our aggregate deductible under TRIPRA during 2019 is approximately $128.5 million. The federal government will then reimburse us for losses in excess of our deductible, which will be 81 percent of losses in 2019, and reducing by one percentage point each year, ending at 80 percent in 2020, up to a total industry program limit of  $100 billion.
Our ultimate financial obligations to the buyers of our U.K. operations may be greater than expected, which could adversely affect our profitability.
As part of the 2017 sale transaction to divest our U.K.-based Lloyd’s of London business, which was placed in run-off in June of 2017, we retained three ongoing financial obligations. We: (1) committed to fund Lloyd’s Syndicate 1110’s “Funds At Lloyd’s” requirements until June 30, 2020 (the “FAL Obligation”), (2) entered a 100% Quota Share reinsurance agreement as reinsurer, covering

U.S.-sourced business written by Lloyd’s Syndicate 1110, and (3) entered into Aggregate Stop Loss and 100% Quota Share reinsurance agreements as reinsurer on U.K.-sourced business, with Lloyd’s Syndicate 1110 as our reinsured, the effect of which was that we absorb syndicate losses on U.K.-originated business above a threshold equivalent to the stated reserves at the time of the sale (the “U.K. Obligations”) and collateralize the reserves relating to such business.
We undertook each of these obligations with an estimated quantified exposure and an expectation that the exposure would decrease over time and based on our FAL Obligation contractually terminating on June 30, 2020, at which time the process of releasing our assets posted as FAL is to take place. There is no assurance, however, that prior to that time the amount of the FAL Obligation will not increase by an amount greater than we expect or that the process of releasing those assets once our FAL Obligation terminates will not take longer than we expect. Similarly, there is no assurance that our ultimate exposure on the U.K. Obligations, will not be greater than expected due to more significant losses in the U.K. business. The impact of such an increase, or a dispute with Lloyd’s Syndicate 1110 over the calculation of that amount or on other matters, could cause our exposure under the U.K. Obligations to be greater than expected or the payment/release of collateral to us to occur later or in an amount that is lower than expected. The process of establishing reserves and related LAE is based on historical information and on estimates of future trends that may affect the frequency and severity of claims that may be reported in the future. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. It also assumes that adequate historical or other data exists upon which to make these judgments. However, there is no precise method for evaluating the impact of any specific factor on the adequacy of reserves or other estimates, and actual results are likely to differ from original estimates, perhaps materially. If the actual time periods and amounts of losses are greater than the amounts we have reserved for and expect, our profitability could be adversely affected.
The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition and results of operations.
We seek to limit our loss exposure in a variety of ways, including adhering to maximum limitations on policies written in defined geographical zones, limiting niche size for each customer, establishing per-risk and per-occurrence limitations for each event, employing coverage restrictions and generally following prudent underwriting guidelines for each niche written. We also seek to limit our loss exposure through geographic and market niche diversification. Underwriting is a matter of judgment, involving assumptions about matters that are inherently unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. One or more future events could result in claims that substantially exceed our expectations, which could have a potentially material adverse effect on our financial condition and results of operations.
In addition, we seek to limit loss exposures by policy terms, exclusion from coverage and choice of legal forum. However, disputes relating to coverage and choice of legal forum also arise. As a result, various provisions of our policies, such as choice of legal forum, limitations or exclusions from coverage may not be enforceable in the manner we intend, or at all, and some or all of our loss limitation methods may prove ineffective.
Pricing for our products is subject to our ability to adequately assess risks and estimate losses, including the models that we use to do so. Given the inherent uncertainty of models, the usefulness of such models as a tool to evaluate risks is subject to a high degree of uncertainty that could result in actual losses that are materially different than our estimates, which may adversely affect our financial results.
We seek to price our insurance products such that insurance premiums, policy fees and charges, and future net investment income earned on revenues received will result in an acceptable profit in excess of expenses and the cost of paying claims. Our business is dependent on our ability to price our products effectively and charge appropriate premiums. Pricing adequacy depends on a number of factors and assumptions, including proper evaluation of insurance risks, our expense levels, net investment income realized, our response to rate actions taken by competitors, legal and regulatory developments and the ability to obtain regulatory approval for rate changes. Inadequate pricing could materially and adversely affect our financial condition and results of operations.
In addition, we rely on estimates of loss for certain events that are generated by computer-run models. We use these models to help us control risk accumulation, inform management and other stakeholders of capital requirements and to improve the risk-adjusted return profile or minimize the amount of capital required to cover the risks in each of our written policies. However, given the inherent uncertainty of modeling techniques and the application of these techniques, these models and databases may not accurately address a variety of matters which might affect certain of our policies.
Small changes in assumptions, which depend heavily on our expertise, judgment and foresight, can have a significant impact on modeled outputs. For example, although we have limited catastrophic loss exposure, we use catastrophe models that simulate loss estimates based on a set of assumptions. These assumptions address a number of factors that impact loss potential. We run many model simulations in order to understand the impact of these assumptions on a catastrophe’s loss potential, but there can be no assurance that our models will accurately predict catastrophic loss levels.
As a result of these factors, our reliance on estimates, models, data, assumptions and scenarios used to evaluate our entire risk portfolio may not produce accurate predictions. Consequently, we could incur losses both in the risks we underwrite and to the value of our investment portfolio, which could materially and adversely affect our financial condition and results of operations.
Reinsurance may not be available or affordable and may not be adequate to protect us against losses, which could be material.
Our subsidiaries are major purchasers of reinsurance and we use reinsurance as part of our overall risk management strategy. While reinsurance does not discharge our subsidiaries from their obligation to pay claims for losses insured under our policies, it does make the reinsurer liable to them for the reinsured portion of the risk. For this reason, reinsurance is an important tool to manage transaction and insurance risk retention and to mitigate losses from catastrophes. Market conditions beyond our control may impact the availability and cost of reinsurance and could have a material adverse effect on our business, financial condition and results of operations. For example, reinsurance may be more difficult or costly to obtain after a year with a large number of major catastrophes. We may, at certain times, be forced to incur additional costs for reinsurance or may be unable to obtain sufficient reinsurance on acceptable terms. In the latter case, we would have to accept an increase in exposure to risk, reduce the amount of business written by our insurance subsidiaries or seek alternatives in line with our risk limits, all of which could materially and adversely affect our business, financial condition and results of operations.
Additionally, the use of reinsurance placed in the capital markets, may not provide the same levels of protection as traditional reinsurance transactions. Any disruption, volatility and uncertainty in these markets, such as following a major catastrophic event, may limit our ability to access such markets on terms favorable to us or at all. Also, to the extent that we intend to use structures based on an industry loss index or other non-indemnity trigger rather than on actual losses incurred by us, we could be subject to residual risk.
Retentions in various lines of business expose us to potential losses.
We retain risk for our own account on business underwritten by our insurance subsidiaries. The determination to reduce the amount of reinsurance we purchase, or not to purchase reinsurance for a particular risk, customer segment or niche is based on a variety of factors, including market conditions, pricing, availability of reinsurance, our capital levels and our loss history. Such determinations increase our financial exposure to losses associated with such risks, customer segments or niches and, in the event of significant losses associated with such risks, customer segments or niches, could have a material adverse effect on our financial condition, liquidity and results of operations.

Our reinsurers may not pay on losses in a timely fashion, or at all, which could adversely affect our financial condition, liquidity and results of operations.
We purchase reinsurance to transfer part of the risk we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to our policyholders. Accordingly, we are exposed to credit risk with respect to our insurance subsidiaries’ reinsurers to the extent the reinsurance receivable is not secured by collateral or does not benefit from other credit enhancements. We also bear the risk that a reinsurer may be unwilling to pay amounts we have recorded as reinsurance recoverable for any reason, including that (i) the terms of the reinsurance contract do not reflect the intent of the parties of the contract or there is a disagreement between the parties as to their intent, (ii) the terms of the contract cannot be legally enforced, (iii) the terms of the contract are interpreted by a court or arbitration panel differently than intended, (iv) the reinsurance transaction performs differently than we anticipated due to a flawed design of the reinsurance structure, terms or conditions, or (v) a change in laws and regulations, or in the interpretation of the laws and regulations, materially affects a reinsurance transaction. The insolvency of one or more of our reinsurers, or inability or unwillingness to make timely payments under the terms of our contracts, could have a potentially material adverse effect on our financial condition, liquidity and results of operations.
Our investment results and, therefore, our financial condition may be affected by changes in the business, financial condition or results of operations of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic conditions, liquidity and overall market conditions.
We invest the premiums we receive from customers until they are needed to pay expenses or policyholder claims. Income from these investments remaining after paying expenses and claims, remain invested and are included in retained earnings. A substantial portion of our investment portfolio is managed by Goldman Sachs Asset Management, L.P. (“GSAM”), pursuant to our investment guidelines. Although these guidelines stress diversification and capital preservation, our investments are subject to a variety of risks and the value of our investment portfolio can fluctuate as a result of changes in the business, financial condition or results of operations of the entities in which we invest. In addition, fluctuations can result from changes in interest rates, credit risk, government monetary policies, liquidity of holdings and general economic conditions. We attempt to mitigate our interest rate and credit risks by having investment guidelines that are designed to result in a well-diversified portfolio of high-quality securities with varied maturities. These fluctuations may negatively impact our financial condition. However, we attempt to manage this risk through our investment guidelines, which provide specific requirements related to asset allocation, duration and security selection.
The historical performance of our investment portfolio should not be considered as indicative of the future results of our investment portfolio, our future results or any returns expected on our common stock.
Our investment portfolio’s returns have benefitted historically from investment opportunities and general market conditions that currently may not exist and may not repeat themselves, and there can be no assurance that we will be able to avail ourselves of profitable investment opportunities in the future. Furthermore, the historical returns of our investments are not directly linked to our future results or returns on our common stock, which are affected by various factors, one of which is the value of our investment portfolio.
A significant amount of our assets is invested in marketable securities and subject to market fluctuations.
Our investment portfolio consists almost entirely of debt securities and credit-focused alternative investments. As of December 31, 2018, our investment in marketable securities was approximately $1.8 billion, including cash and cash equivalents. As of that date, our portfolio of securities consisted of the following types of securities: corporate securities (65.2%); mortgage-backed securities (9.0%); collaterized loan obligations (8.6%); U.S. government securities (4.9%); asset-backed securities

(4.6%); limited partnerships (2.9%); short term investments (2.0%); cash and cash equivalents (1.6%); commercial levered loans (0.9%); state and municipal securities (0.3%). As of December 31, 2018, our alternative portfolio included investments in funds managed by PIMCO, Blackrock, Goldman Sachs, Barings, Och-Ziff and Guggenheim Partners.
The fair value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. The fair value of securities generally decreases as interest rates rise. If significant inflation or an increase in interest rates were to occur, the fair value of our securities would be negatively affected. Conversely, if interest rates decline, investment income earned from future investments in securities will be lower. Some securities, such as mortgage-backed and other asset-backed securities, also carry prepayment risk as a result of interest rate fluctuations. Additionally, given the current extended period of low interest rates, we may not be able to successfully reinvest the proceeds from maturing securities at yields commensurate with our target performance goals.
The value of investments in securities is subject to impairment as a result of deterioration in the creditworthiness of the issuer, default by the issuer in the performance of its obligations in respect of the securities and/or increases in market interest rates. To a large degree, the credit risk we face is a function of the economy; accordingly, we face a greater risk in an economic downturn or recession. During periods of market disruption, it may be difficult to value certain of our securities, particularly if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, more securities may require additional subjectivity and management judgment.
Although the historical rates of default on state and municipal securities have been relatively low, our state and municipal securities could be subject to a higher risk of default or impairment due to declining municipal tax bases and revenue. Many states and municipalities operate under deficits or projected deficits, the severity and duration of which could have an adverse impact on both the valuation of our state and municipal securities and the issuer’s ability to perform its obligations thereunder. Additionally, our investments are subject to losses as a result of a general decrease in commercial and economic activity for an industry sector in which we invest, as well as risks inherent in particular securities.
Although we attempt to manage these risks through the use of investment guidelines and other oversight mechanisms and by diversifying our portfolio and emphasizing preservation of principal, our efforts may not be successful. Impairments, defaults and/or rate increases could reduce our net investment income and net realized investment gains or result in investment losses. Investment returns are currently, and will likely continue to remain, under pressure due to the continued low inflation, actions by the Federal Reserve, economic uncertainty, more generally, and the shape of the yield curve. As a result, our exposure to the risks described above could materially and adversely affect our results of operations, liquidity and financial condition.
Our investment portfolio is concentrated in certain segments of the economy.
Our results of operations and financial condition have in the past been, and may in the future be, adversely affected by the degree of concentration in our investment portfolio. We have significant exposure in real estate-related securities, including residential mortgage-backed, commercial mortgage-backed and other asset-backed securities which may have limited liquidity, making the disposition of such assets difficult. We also have significant exposures to U.S. government securities, corporate securities, including financial institutions, and commercial loans. Events or developments that have a negative effect on any particular industry, asset class, group of related industries or geographic region may adversely affect our investments to the extent they are concentrated in such segments, which could adversely affect our financial condition. Our ability to sell assets concentrated in such segments may be limited.

Changes in the method for determining the London Interbank Offer Rate (“LIBOR”) and the potential replacement of LIBOR may affect our cost of capital and net investment income.
As a result of concerns about the accuracy of the calculation of LIBOR, a number of British Bankers’ Association (the “BBA”) member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation of LIBOR. Actions by the BBA, regulators or law enforcement agencies as a result of these or future events may result in changes to the manner in which LIBOR is determined or its discontinuation.
On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021.
Potential changes or uncertainty related to such potential changes or discontinuation may adversely affect the market for securities that reference LIBOR. In addition, changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for securities that reference LIBOR or the value of our investment portfolio.
Our business is dependent on the efforts of our principal executive officers.
Our success is dependent on the efforts of our principal executive officers because of their industry expertise, knowledge of our markets and relationships with our distributors. Should any of these executive officers cease working for us, we may be unable to find acceptable replacements with comparable skills and experience in the specialty insurance industry and customer segments that we target, and our business may be adversely affected. We do not currently maintain life insurance policies with respect to our executive officers or other employees.
We may be unable to attract and retain qualified key employees.
We depend on our ability to attract and retain qualified executive officers, experienced underwriters and other skilled employees who are knowledgeable about our business. Providing suitable succession planning for such positions is also important. If we cannot attract or retain top-performing executive officers, underwriters and other employees, if the quality of their performance decreases or if we fail to implement succession plans for our key staff, we may be unable to maintain our current competitive position in the niches in which we operate or to expand our operations into new customer segments and niches.
Third-party vendors we rely upon to provide certain business and administrative services on our behalf may not perform as anticipated, which could have an adverse effect on our business and results of operations.
We have taken action to reduce coordination costs and take advantage of economies of scale by transitioning multiple functions and services to a small number of third-party providers. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or such third parties. If such third-party providers experience disruptions or do not perform as anticipated, or we experience problems with a transition to a third-party provider, we may experience operational difficulties, an inability to meet obligations (including, but not limited to, policyholder obligations), a loss of business and increased costs, or suffer other negative consequences, all of which may have a material adverse effect on our business and results of operations.
Employee and third-party error and misconduct may be difficult to detect and prevent and may result in significant losses.
There have been a number of cases involving fraud or other misconduct by employees in the financial services industry in recent years and we run the risk that employee or agent misconduct could occur. Instances of fraud, illegal acts, errors, failure to document transactions properly or to obtain proper authorization, misuse of customer or proprietary information, or failure to comply with regulatory requirements or our policies may result in losses and/or reputational damage. In the past, our audits and procedures have led us to identify an incident of fraud by one of our agents, which resulted in enhancements to our monitoring and audit procedures and no other employee or agent fraud has been identified to date. Nevertheless, it is not always possible to deter or prevent misconduct, and the controls that we have in place to prevent and detect this activity may not be effective in all cases.
Any significant interruption in the operation of our facilities, systems and business functions could adversely affect our results of operations.
We rely on multiple computer systems to interact with customers, issue policies, pay claims, run modeling functions, assess insurance risks and complete various important internal processes including accounting and bookkeeping. Our business is highly dependent on our ability to access these systems to perform necessary business functions. Additionally, some of these systems may include or rely upon third-party systems not located on our premises. Any of these systems may be exposed to unplanned interruption, unreliability or intrusion from a variety of causes, including among others, storms and other natural disasters, terrorist attacks, utility outages, security breaches or complications encountered as existing systems are replaced or upgraded.
Any such issues could materially impact our company including the impairment of information availability, compromise of system integrity or accuracy, misappropriation of confidential information, reduction of our volume of transactions and interruption of our general business. Although we believe our computer systems are securely protected and continue to take steps to ensure they are protected against such risks, we cannot guarantee that such problems will never occur. If they do, interruption to our business and damage to our reputation, and related costs, could be significant, which could have a material adverse effect on our results of operations and cause losses.
Increasing regulatory focus on privacy issues and expanding laws could affect our business model and expose us to increased liability.
The regulatory environment surrounding information security and privacy is increasingly demanding. We are subject to numerous U.S. federal and state laws and non-U.S. regulations governing the protection of personal and confidential information of our customers or employees. On March 1, 2017, new cybersecurity rules took effect for financial institutions, insurers and certain other companies, like us, supervised by the NY DFS (the “NY DFS Cybersecurity Regulation”). The NY DFS Cybersecurity Regulation imposes significant new regulatory burdens intended to protect the confidentiality, integrity and availability of information systems. For additional information, see “Regulation — Cybersecurity Regulation.”
We will incur increased costs as a result of operating as a public company, and operating as a public company will place additional demands on our management.
As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and [•] have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Compliance with these requirements will place significant additional demands on our management and will require us to enhance certain internal functions, such as investor relations, legal, financial reporting and corporate communications. Accordingly, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.
Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including, once we are no longer an emerging growth company, an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and time-consuming. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
Any failure to protect our intellectual property rights could impair our intellectual property, proprietary technology platform and brand. In addition, we may be sued by third parties for alleged infringement of their proprietary rights.
Our success and ability to compete depend in part on our intellectual property, which includes our rights in our proprietary technology platform and our brand. We primarily rely on copyright, trade secret and trademark laws, and confidentiality or license agreements with our employees, customers, service providers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property may be inadequate. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Additionally, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely affect our business.
Our success depends also in part on our not infringing on the intellectual property rights of others. In the future, third parties may claim that we are infringing on their intellectual property rights, and we may be found to be infringing on such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products and services, or require that we comply with other unfavorable terms. Even if we were to prevail in such a dispute, any litigation could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.
Changes in accounting practices and future pronouncements may materially affect our reported financial results.
Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, stockholders’ equity and other relevant financial statement line items.
We are required to comply with statutory accounting principles (“SAP”). SAP and various components of SAP are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.
Our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations and prospects.
We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims staff, our claims department’s culture and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to accurately and timely pay claims could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition, results of operations and prospects.
In addition, if we do not train new claims staff effectively or if we lose a significant number of experienced claims staff, our claims department’s ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our business could suffer from decreased quality of claims work which, in turn, could adversely affect our operating margins.
If actual renewals of our existing contracts do not meet expectations, our written premiums in future years and our future results of operations could be materially adversely affected.
Many of our contracts are written for a one-year term. In our financial forecasting process, we make assumptions about the rates of renewal of our prior year’s contracts. The insurance and reinsurance industries have historically been cyclical businesses with intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write a renewal because of pricing conditions, our written premiums in future years and our future operations would be materially adversely affected.
Legal and Regulatory Risks
We are subject to extensive governmental regulation, which may adversely affect our ability to achieve our business objectives. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition, results of operations and reputation.
Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. These regulations, generally administered by a department of insurance in each state and territory in which we do business, relate to, among other things:
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approval of policy forms and premium rates;

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standards of solvency, including risk-based capital measurements;

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licensing of insurers;

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restrictions on agreements with our large revenue-producing agents;

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cancellation and non-renewal of policies;

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restrictions on the nature, quality and concentration of investments;

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restrictions on the ability of our insurance subsidiaries to pay dividends to us;

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restrictions on transactions between our insurance subsidiaries and their affiliates;

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restrictions on the size of risks insurable under a single policy;

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requiring deposits for the benefit of policyholders;

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requiring certain methods of accounting;

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periodic examinations of our operations and finances;

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prescribing the form and content of records of financial condition required to be filed; and

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requiring reserves for unearned premium, losses and other purposes.

State insurance departments also conduct periodic examinations of the conduct and affairs of insurance companies and require the filing of annual, quarterly and other reports relating to financial condition, holding company issues, ERM and ORSA and other matters. These regulatory requirements could adversely affect or inhibit our ability to achieve some or all of our business objectives, including profitable operations in our various customer segments.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could fine us, preclude or temporarily suspend us from carrying on some or all of our activities in certain jurisdictions or otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the laws and regulations applicable to the insurance industry or interpretations by regulatory authorities could adversely affect our ability to operate our business as currently conducted and in accordance with our business objectives.
In addition to regulations specific to the insurance industry, including the insurance laws of our principal state regulators (the NY DFS and AZ DOI), as a public company we will also be subject to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the [•], each of which regulate many areas such as financial and business disclosures, corporate governance and stockholder matters. Among other laws, we are subject to laws relating to federal trade restrictions, privacy/data security and terrorism risk insurance laws.
We monitor these laws, regulations and rules on an ongoing basis to ensure compliance and make appropriate changes as necessary. Implementing such changes may require adjustments to our business methods, increases to our costs and other changes that could cause us to be less competitive in our industry. For further information on the regulation of our business, see “Regulation”.
New regulations may affect our business, financial condition, results of operations and ability to compete effectively.
Legislators and regulators may periodically consider various proposals that may affect our business practices and product designs, how we sell or service certain products we offer or the profitability of our business. We continually monitor such proposals and assess how they might apply to us or our competitors or how they could impact our business, financial condition, results of operations and ability to compete effectively.
We are an insurance holding company and our ability to receive dividends from our insurance subsidiaries is subject to regulatory constraints.
We are a holding company and, as such, we have no direct operations of our own. We do not expect to have any significant operations or assets other than our ownership of the shares of our operating subsidiaries. Unrestricted dividends payable from our insurance subsidiaries without the prior approval of applicable regulators are limited to the lesser of 10% of each of New York Marine’s or Gotham’s surplus as shown on the last statutory financial statement on file with the NY DFS or 100% of adjusted net investment income during the applicable twelve month period (where adjusted net investment income equals the net investment income for the twelve month period prior to the declaration or payment of the dividend plus the excess of net investment income over dividends paid in the two years prior thereto); and in Arizona, the greater of 10% of Southwest Marine’s surplus as of the immediately preceding December 31 or Southwest Marine’s net investment income for the period ending the immediately prior December 31. Dividends and other permitted payments from our operating subsidiaries are expected to be a source of funds to meet ongoing cash requirements, including debt service payments and other expenses. As of December 31, 2018, the maximum amount of unrestricted dividends that our insurance subsidiaries could pay to us without approval was $47.4 million. There can be no assurances that our insurance subsidiaries will be able to pay dividends in the future, and the limitations of such dividends could adversely affect ProSight Global’s liquidity or financial condition.
We could be adversely affected by recent and future changes in U.S. federal income tax laws.
Recent tax legislation (Public Law 115-97), commonly referred to as the TCJA, which was signed into law on December 22, 2017, fundamentally overhauls the U.S. tax system by, among other things, reducing the U.S. corporate income tax rate to 21%, repealing the corporate alternative minimum tax, limiting the deductibility of business interest expense, introducing a base erosion and anti-avoidance tax aimed at cross-border deductible payments to related foreign persons, moving closer to a territorial system of taxing earnings generated through foreign subsidiaries and imposing a one-time deemed repatriation tax on certain post-1986 undistributed earnings of foreign subsidiaries. In the context of the taxation of U.S. property and casualty insurance companies such as us, the TCJA would also modify the loss reserve discounting rules and the proration rules that apply to reduce reserve deductions to reflect the lower corporate income tax rate. Although we believe that the changes introduced by the TCJA should generally benefit us, we are unable to predict the ultimate impact of the TCJA and its implementing regulations. In addition, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on us. New regulations or pronouncements interpreting or clarifying provisions of the TCJA may be forthcoming. We cannot predict if, when or in what form such regulations or pronouncements may be provided or finalized, whether such guidance will have a retroactive effect or their potential impact on us.
We may suffer losses from litigation, which could adversely affect our business and financial condition.
As is typical in our industry, we continually face risks associated with litigation of various types, including general commercial and corporate litigation, and disputes relating to bad faith allegations which could result in us incurring losses in excess of policy limits. We are party to a variety of litigation matters throughout the year, mostly with respect to claims. Litigation is subject to inherent uncertainties, and if there were an outcome unfavorable to us, there exists the possibility of a material adverse impact on our results of operations and financial position in the period in which the outcome occurs. Even if an unfavorable outcome does not materialize, we still may face substantial expense and disruption associated with the litigation.
We are subject to banking regulations that may limit our business activities.
Goldman Sachs, affiliates of which owned approximately 49.9% of the voting and economic interest in our business on the date of this prospectus, is regulated as a bank holding company that has elected to be treated as a financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The BHC Act imposes regulations and requirements on Goldman Sachs and on any company that is deemed to be “controlled” by Goldman Sachs for purposes of the BHC Act and the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) promulgated thereunder. Due to the size of its voting and economic interest in us, we are deemed to be controlled by Goldman Sachs for purposes of the BHC Act and, therefore, are considered to be a “subsidiary” of Goldman Sachs under the BHC Act. We will remain subject to this regulatory regime until Goldman Sachs is no longer deemed to control us for purposes of the BHC Act, which we do not have the ability to control and which will not occur until Goldman Sachs has significantly reduced its voting and economic interest in us. Restrictions placed on Goldman Sachs as a result of supervisory or enforcement actions under the BHC Act or otherwise may restrict us or our activities in certain circumstances, even if these actions are unrelated to our conduct or business. The Federal Reserve could exercise its power to restrict us from engaging in any activity that, in the Federal Reserve’s opinion, is unauthorized for us or constitutes an unsafe or unsound business practice. Although to date none of these restrictions or limitations have adversely affected our business, to the extent that the Federal Reserve’s regulations impose limitations on our business, we may be at a competitive disadvantage to those of our competitors that are not subject to such regulations.
As a subsidiary of a bank holding company, we are subject to examination by the Federal Reserve and could be required to provide information and reports for use by the Federal Reserve under the BHC Act. The Federal Reserve may also impose substantial fines and other penalties for violations of applicable banking laws, regulations and orders. In addition, as a subsidiary of Goldman Sachs, we are considered a “banking entity” and subject to the restrictions of Section 13 of the BHC Act, otherwise known as the “Volcker Rule”. The Volcker Rule prohibits banking entities from engaging in proprietary trading and from acquiring or retaining any ownership interest in, or sponsoring, a covered fund (which includes most private equity funds and hedge funds), subject to satisfying certain conditions, and, in certain circumstances, from engaging in credit related and other transactions with such funds. However, the Volcker Rule exempts from this prohibition regulated insurance companies directly engaged in the business of insurance where such investments are made for the general account of the company or by affiliates, subject to certain conditions. As we are a regulated insurance company whose investments are made for our general account, this exemption has not affected our investment approach. Changes in the provisions of the BHC Act that are made while we still qualify as a banking entity could alter our ability to invest, potentially impacting our profitability.
We have agreed to certain covenants in the Stockholders’ Agreement (as later defined) for the benefit of Goldman Sachs that are intended to facilitate its compliance with the BHC Act, but that may impose certain obligations on us. In particular, Goldman Sachs has rights to conduct audits on, and access certain of, our information, and we are obligated to establish (and have established) policies and procedures for compliance with law that are acceptable in form and substance to Goldman Sachs. These covenants will remain in effect as long as the Federal Reserve deems us to be a “subsidiary” of Goldman Sachs under the BHC Act.
Risks Related to Our Status as an Emerging Growth Company
We are an emerging growth company within the meaning of the Securities Act of 1933 (the “Securities Act”) and because we have decided to take advantage of certain exemptions from various reporting and other requirements applicable to emerging growth companies, our common stock could be less attractive to investors.
For as long as we remain an “emerging growth company”, as defined in JOBS Act, we will have the option to take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), being permitted to have an extended transition period for adopting any new or revised accounting standards that may be issued by the Financial Accounting Standards Board (“FASB”) or the SEC, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We will remain an emerging growth company until the earliest of  (i) the end of the fiscal year during which we have total annual gross revenues of  $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; (iii) the date we qualify as a “large accelerated filer”, which requires that (A) the market value of our equity securities that are held by non-affiliates exceeds $700 million as of June 30 of that year, (B) we have been a public reporting company under the Exchange Act for at least twelve calendar months and (C) we have filed at least one annual report on Form 10-K; and (iv) the end of the fiscal year following the fifth anniversary of the completion of this offering.
We have availed ourselves of reduced reporting requirements in this prospectus. In particular, in this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, we have elected to avail ourselves of the extended transition period for complying with new or revised accounting standards, which may make comparison of our financials to those of other public companies more difficult. We expect to continue to avail ourselves of the emerging growth company exemption described above. As a result, the information that we provide to stockholders will be less comprehensive than what you might receive from other public companies.
Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.
We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock. We cannot predict if investors will find our common stock less attractive because we plan to rely on this exemption. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Risks Related to Our Common Stock and this Offering
Our common stock has no prior public market, and we cannot assure you that an active trading market will develop.
Prior to this offering, there has been no public market for our common stock. Although we have been approved for listing on the [•], an active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations among us, the selling stockholders and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your shares of our common stock at or above the initial public offering price or at any other price, or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, our ability to motivate our employees and sales representatives through equity incentive awards, and our ability to acquire other companies, products or technologies by using our common stock as consideration.
If securities analysts do not publish research or reports about our business or our industry or if they issue unfavorable commentary or issue negative recommendations with respect to our common stock, the price of our common stock could decline.
The trading market for our common stock will be influenced by the research and reports that equity research and other securities analysts publish about us, our business and our industry. We do not have control over these analysts and we may be unable or slow to attract research coverage. One or more analysts could issue negative recommendations with respect to our common stock or publish other unfavorable commentary or cease publishing reports about us, our business or our industry. If one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common stock price could decline rapidly and our common stock trading volume could be adversely affected.
The price of our common stock may be volatile and may be affected by market conditions beyond our control.
Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:
•
our operating and financial performance and prospects;

•
our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•
changes in earnings estimates or recommendations by securities analysts who cover our common stock;

•
fluctuations in our quarterly financial results or earnings guidance or the quarterly financial results or earnings guidance of companies perceived to be similar to us;

•
changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders, including our principal stockholders, or the incurrence of additional debt;

•
departure of key personnel;

•
reputational issues;

•
changes in general economic and market conditions;

•
changes in industry conditions or perceptions or changes in the market outlook for the insurance industry; and

•
changes in applicable laws, rules or regulations, regulatory actions affecting us and other dynamics.

The stock market has experienced extreme price and volume fluctuations in recent years. The market prices of securities of insurance companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. These market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of shares of our common stock is low.
Our principal stockholders will continue to have significant influence over us following the completion of this offering, and their interests could conflict with those of our other stockholders.
Assuming an initial public offering price of  $     (the midpoint of the estimated price range set forth on the cover of this prospectus), immediately following this offering, the principal stockholders will hold approximately     % of our common stock. As a result, our principal stockholders are able to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. Our principal stockholders may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and might ultimately affect the market price of our common stock.
As long as our principal stockholders own a majority of our common stock, we may rely on certain exemptions from the corporate governance requirements of the [•] available for “controlled companies”.
Upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance listing requirements of the [•] because our principal stockholders will continue to own more than 50% of our outstanding common stock. A controlled company may elect not to comply with certain corporate governance requirements of the [•]. Accordingly, our Board of Directors will not be required to have a majority of independent directors and our Compensation Committee and Nominating and Governance Committee will not be required to meet the director independence requirements to which we would otherwise be subject until such time as we cease to be a “controlled company.” Notwithstanding this exemption, we currently expect that our Board of Directors, Compensation Committee and Nominating and Governance Committee will meet the director independence requirements under the [•] rules. If we elect to rely on “controlled company” exemptions, you will not have certain of the protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the [•].
Our principal stockholders could sell their interests in us to a third party in a private transaction, which may not lead to your realization of any change-of-control premium on shares of our common stock and would subject us to the influence of a presently unknown third party.
Following the completion of this offering, our principal stockholders will continue to beneficially own a large percentage of our common stock. Our principal stockholders will have the ability, should they choose to do so, to sell some or all of their shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in another party gaining significant influence over our Company.
The ability of our principal stockholders to sell their shares of our common stock privately, with no requirement for a concurrent offer to be made to acquire all of the shares of our outstanding common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may accrue to our principal stockholders upon their private sales of our common stock.
Future sales of a substantial number of shares of our common stock may depress the price of our shares.
If our stockholders sell a large number of shares of our common stock, or if we issue a large number of shares of our common stock in connection with future acquisitions, financings, or other circumstances, the market price of shares of our common stock could decline significantly. Moreover, the perception in the public market that our stockholders might sell shares of our common stock could depress the market price of those shares. In addition, sales of a substantial number of shares of our common stock by our principal stockholders could adversely affect the market price of our common stock.
All the shares sold in this offering will be freely tradable without restriction, except for shares acquired by any of our “affiliates”, as defined in Rule 144 under the Securities Act, including our principal stockholders. Immediately after this offering, the public market for our common stock will include only the shares of common stock that are being sold in this offering, or shares if the underwriters exercise their option to purchase additional shares in full, in each case assuming a price per share at the midpoint of the estimated price range set forth on the cover page of this prospectus. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. In addition, the registration rights agreement with our principal stockholders pursuant to which we will be obligated to register our principal stockholders’ shares of our common stock for public resale upon request by our principal stockholders, beginning 180 days following the date of this prospectus. See “Shares Eligible for Future Sale — Registration Rights Agreement.”
We expect that we, our principal stockholders and our directors and executive officers will enter into lock-up arrangements under which we and they will agree that we and they will not sell, directly or indirectly, any common stock for a period of 180 days from the date of this prospectus (subject to certain exceptions) without the prior written consent of Goldman Sachs & Co. LLC and Barclays Capital Inc. See “Underwriting (Conflicts of Interest).”
We do not anticipate declaring or paying regular dividends on our common stock in the near term, and our indebtedness could limit our ability to pay dividends on our common stock.
We do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. We currently intend to use our future earnings, if any, to pay debt obligations, to fund our growth and develop our business and for general corporate purposes (which may include capital contributions to our insurance subsidiaries in conjunction with future growth of premiums written). Therefore, you are not likely to receive any dividends on your common stock in the near term, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which they are initially offered. Any future declaration and payment of dividends or other distributions of capital will be at the discretion of the Board of Directors and the payment of any future dividends or other distributions of capital will depend on many factors, including our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that the Board of Directors deems relevant in making such a determination. In addition, the terms of the agreements governing the debt we incurred, or debt that we may incur, may limit or prohibit the payment of dividends. For more information, see “Dividend Policy.” There can be no assurance that we will establish a dividend policy or pay dividends in the future or continue to pay any dividend if we do commence paying dividends pursuant to a dividend policy or otherwise.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (the “DGCL”) or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, of Delaware corporate and of state insurance laws, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.
Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of state law may delay, deter, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. For example, such provisions or laws may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have anti-takeover effects and may delay, deter or prevent a takeover attempt that our stockholders might consider in their best interests. The provisions provide for, among others:
•
the ability of our Board of Directors to issue one or more series of preferred stock;

•
the filling of any vacancies on our Board of Directors by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, at any time when the principal stockholders beneficially own, in the aggregate, less than 50% of our outstanding common stock, any vacancy occurring in the Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders);

•
certain limitations on convening special stockholder meetings;

•
advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings; and

•
stockholder action by written consent only at such time when the principal stockholders beneficially own, in the aggregate, 50% or greater of our outstanding common stock.

Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation.
The insurance laws and regulations of the various states in which our insurance subsidiaries are organized may delay or impede a business combination involving the Company. State insurance laws generally prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if our Board of Directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our insurance subsidiaries.
These anti-takeover provisions and laws may delay, deter or prevent a takeover attempt that our stockholders might consider in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock — Certain Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Applicable Law.”
We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.
We intend to use the net proceeds from this offering for general corporate purposes. Our management has broad discretion over how these proceeds are to be used and could spend the proceeds in ways with which you may not agree. In addition, we might not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds.
Certain underwriters are affiliates of one of our principal stockholders and have interests in this offering beyond customary underwriting discounts and commissions.
Certain affiliates of Goldman Sachs & Co. LLC, an underwriter in this offering, own in excess of 10% of our issued and outstanding common stock and are participating as selling stockholders in this offering. Since the Goldman Sachs & Co. LLC affiliates beneficially own more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of FINRA. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. In particular, pursuant to Rule 5121, the appointment of a “qualified independent underwriter” is required to participate in the preparation of, and exercise the usual standards of  “due diligence” with respect to, the registration statement and this prospectus. In accordance with this rule, Barclays Capital Inc. has assumed the responsibilities of acting as a qualified independent underwriter. Barclays Capital Inc. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. In accordance with Rule 5121, Goldman Sachs & Co. LLC will not sell our common stock to a discretionary account without receiving written approval from the customer. See “Underwriting (Conflicts of Interest).”

Special note regarding forward-looking statements
This prospectus contains forward-looking statements. Forward-looking statements include statements relating to future developments in our business or expectations for our future financial performance and any statement not involving a historical fact. Forward-looking statements use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “should,” “seek,” and other words and terms of similar meaning. Forward-looking statements in the prospectus include, but are not limited to, statements about:
•
our strategies to continue our growth trajectory, expand our distribution network and maintain underwriting profitability;

•
future growth in existing niches or by entering into new niches;

•
our loss expectations and expectation to decrease our loss ratio; and

•
our expectations with respect to the ultimate financial obligations to the buyers of our U.K. operations.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and cash flows, and the development of the market in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. New factors emerge from time to time that may cause our business not to develop as we expect, and it is not possible for us to predict all of them. Factors that could cause actual results and outcomes to differ from those reflected in forward-looking statements include:
•
the performance of and our relationship with third-party agents and vendors we rely upon to distribute certain business on our behalf;

•
the adequacy of our loss reserves;

•
the effectiveness of our risk management policies and procedures;

•
potential technology breaches or failure of our or our business partners’ systems;

•
adverse changes in the economy which could lower the demand for our insurance products;

•
our ability to effectively start up or integrate new product opportunities;

•
cyclical changes in the insurance industry;

•
the effects of natural and man-made catastrophic events;

•
our ability to adequately assess risks and estimate losses;

•
the availability and affordability of reinsurance;

•
changes in interest rates, government monetary policies, general economic conditions, liquidity and overall market conditions;

•
changes in the business, financial condition or results of operations of the entities in which we invest;

•
increased costs as a result of operating as a public company, and time our management will be required to devote to new compliance initiatives;

•
our ability to protect intellectual property rights;

•
the impact of government regulation, including the impact of restrictions on our business activities under the BHC Act;

•
our status as an emerging growth company;

•
the absence of a previous public market for shares of our common stock; and

•
potential conflicts of interests with our principal stockholders.

We discuss many of these risks in greater detail under the section titled “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Organizational structure
We were founded in 2009 by members of the current management team and secured capital commitments from affiliates of each of Goldman Sachs and TPG. We established our insurance operating platform and acquired our insurance subsidiaries through the acquisition of NYMAGIC in 2010.
We write insurance out of three subsidiaries: New York Marine, Gotham and Southwest Marine. New York Marine is admitted in 50 states, Washington D.C., Puerto Rico and the Virgin Islands. Southwest Marine is licensed in 49 states and Washington D.C. and it is eligible to write on a non-admitted basis in New York. Gotham is admitted in New York and it is eligible to write on a surplus lines basis in 49 states and Puerto Rico.
The insurance subsidiaries participate in a risk sharing pool managed by PSMC. This structure allows us to leverage the efficiencies of having a single vehicle managing operations and providing back-office services across our business. All premiums, losses and expenses written by our insurance subsidiaries are pooled and then are allocated to these three insurance subsidiaries in accordance with their respective pool participation percentages. The pool participation percentages are 80% for New York Marine, 15% for Gotham and 5% for Southwest Marine.
In 2011, we formed a Bermuda holding company structure and acquired several U.K. entities in order to build Lloyd’s Syndicate 1110. By 2016, however, we concluded that our business model’s emphasis on niche expertise and exclusive distribution, as well as our high profit expectations, made for an inappropriate fit with the Lloyd’s marketplace on a cost-effective basis. In 2017, we placed Lloyd’s Syndicate 1110 business into run-off, and then entered into a two-phase sale transaction to exit our U.K. operations, which closed in October 2017 and March 2018. As part of that sale, we retained certain obligations to fund Lloyd’s-mandated capital requirements through June 2020, which obligations are managed through PSBL. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

As of the date of this prospectus, PGHL is our parent holding company. The diagram below depicts our current organizational structure:
Following the date of this prospectus and prior to the completion of this offering, PGHL will merge with and into ProSight Global, with ProSight Global surviving the merger. The current holders of PGHL’s equity interests will receive, as merger consideration, a number of shares of ProSight Global’s common stock determined based on the initial public offering price and the provisions of PGHL’s bye-laws. Assuming an initial public offering price of  $    per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), immediately following the merger, but prior to the completion of this offering, our principal stockholders will hold approximately    % of our common stock and the remaining    % will be held by certain minority investors who are members of our management. The aggregate number of shares to be issued to the holders of PGHL’s equity interests in the merger would increase by approximately     shares of common stock for every $1.00 decrease (or decrease by approximately     shares for every $1.00 increase) in the initial public offering price below (or above) the midpoint of the estimated range of the initial public offering price set forth on the cover page of this prospectus.

Assuming an initial public offering price of  $    per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), immediately following the completion of this offering, our principal stockholders will hold approximately    % of our common stock,    % will be held by the management and other investors and the remaining    % will be held by public stockholders (or    %,    %,    % and    %, respectively, if the underwriters’ option to purchase additional shares from us is exercised in full). The diagram below depicts our organizational structure immediately following this offering:

Use of Proceeds
This offering will consist of both a primary and a secondary component. We estimate that the net proceeds we will receive from the sales of the shares of common stock offered by us in this offering will be approximately $     million, assuming an initial public offering price of  $    per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that the net proceeds to us would be approximately $    million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.
A $1.00 increase (decrease) in the assumed initial public offering price of  $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from the sales of shares of common stock offered by us in this offering by $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of     shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $    million, assuming that the assumed initial public offering price (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions.
We intend to use the net proceeds from this offering for general corporate purposes, which may include capital contributions to our insurance subsidiaries in conjunction with future growth of premiums written. The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, facilitate future access to public equity markets, increase awareness of our company in the market, facilitate the use our common stock as a means of attracting and retaining key employees and provide liquidity to our current stockholders.

Dividend Policy
We do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. Any future declaration and payment of dividends or other distributions of capital will be at the discretion of the Board of Directors and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that the Board of Directors deems relevant in making such a determination. In addition, the terms of the agreements governing the debt we have incurred or may incur may limit or prohibit the payment of dividends. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends.
Delaware law requires that dividends be paid only out of  “surplus,” which is defined as the fair market value of our net assets, minus our stated capital; or out of the current or the immediately preceding year’s earnings. We are a holding company, and we have no direct operations. All of our business operations are conducted through our subsidiaries. The states in which our insurance subsidiaries are domiciled impose certain restrictions on our insurance subsidiaries’ ability to pay dividends to us. These restrictions are based in part on the prior year’s statutory income and surplus. Such restrictions, or any future restrictions adopted by the states in which our insurance subsidiaries are domiciled, could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to us by our subsidiaries without affirmative approval of state regulatory authorities. See “Risk Factors — Legal and Regulatory Risks — We are an insurance holding company and our ability to receive dividends from our insurance subsidiaries is subject to regulatory constraints.”

Capitalization
The following table sets forth our capitalization as of December 31, 2018 on an actual basis and on an as adjusted basis, after giving effect to:
•
the reorganization described under “Organizational Structure” pursuant to which PGHL will merge with and into ProSight Global, with ProSight Global surviving the merger and the current holders of PGHL’s equity interests will receive, as merger consideration, a number of shares of ProSight Global’s common stock determined based on the initial public offering price and the provisions of PGHL’s bye-laws; based upon the midpoint of the estimated price range set forth on the cover page of this prospectus, the aggregate number of shares to be issued in the merger would be approximately     and would increase by approximately     shares of common stock for every $1.00 decrease (or decrease by approximately     shares for every $1.00 increase) in the initial public offering price below (or above) the midpoint of the estimated range; and

•
the sale by us of      shares of common stock in this offering at an assumed initial public offering price of  $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined when the initial public offering price is determined. You should read this table with the sections of this prospectus entitled “Organizational Structure,” “Selected Consolidated Financial Data”, “Management Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.
	As of December 31, 2018
	Actual	As Adjusted
	(in thousands, except share amounts)
Cash and cash equivalents	$29,900	$
Short-term debt	$18,000	$
Long-term debt	165,000
Equity:
Share capital(1)	60
Additional paid-in capital	607,389
Retained deficit	(195,304)
Accumulated other comprehensive income (loss)	(22,315)
Total stockholders’ equity	$389,830	$
Total capitalization	$572,830	$

(1)
PGHL’s actual share capital as of December 31, 2018 was $[•], represented by [•] D-1 Shares, [•] D-2 Shares, [•] F-1A Shares, [•] F-1B, [•] F-1C Shares, [•] F-2A Shares, [•] F-2B, [•] F-2C Shares and [•] P Shares. ProSight Global’s actual share capital as of December 31, 2018 was $[•], represented by [•] shares, $0.01 par value per share. As adjusted share capital would be $    , represented by     shares of common stock of ProSight Global, $0.01 par value per share.

The number of shares of our common stock set forth in the table above excludes:
•
[•]

Dilution
If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma, as adjusted net tangible book value per share of our common stock after this offering.
As of December 31, 2018, we had net tangible book value of approximately $[•], or $[•] per share of our common stock, based upon [•] shares of our common stock outstanding on such date. Our pro forma net tangible book value as of December 31, 2018 was $    , or $    per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock that will be outstanding following this offering.
Dilution in pro forma net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the sale of the shares of our common stock offered by us in this offering at an assumed initial public offering price of  $    per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been $    , or $    per share of our common stock. This represents an immediate increase in pro forma net tangible book value of  $    per share to existing stockholders and an immediate dilution of  $    per share to new investors in our common stock. The following table illustrates this dilution on a per share basis.
Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2018, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of  $    per share would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $    per share and the dilution in pro forma as adjusted net tangible book value to new investors by $    per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Similarly, each increase (decrease) of       shares in the number of shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $     and decrease (increase) the dilution in pro forma as adjusted net tangible book value to new investors by $    per share, assuming an initial public offering price of  $    per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares of our common stock in full, based on an assumed initial public offering price of  $    per share, the pro forma as adjusted net tangible book value per share after this offering would be $    per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $    per share.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2018 and after giving effect to the offering, based on an assumed initial public offering price of  $    per share, the differences between existing stockholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid:
	Shares Purchased		Total Consideration
	Number	Percent	Amount (in thousands)	Percent	Average Price Per Share
Existing stockholders		%	$	%	$
New public investors
Total		100.0%	$	100%	$

A $1.00 increase or decrease in the assumed initial public offering price of  $    per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.
Similarly, each increase (decrease) of      shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $    million, assuming the estimated initial public offering price of  $    per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their over-allotment option in full, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon the completion of this offering.

Selected Consolidated Financial Data
The following selected consolidated financial data as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, are derived from our audited consolidated financial statements and the accompanying notes that are included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2016, 2015 and 2014 are derived from our audited consolidated financial statements and the accompanying notes, which are not included in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.
The income statement information and related underwriting and other ratios presented below are for our continuing operations. The financial results of the U.K.-produced business are presented as discontinued operations in our consolidated financial statements and are excluded from the income statement information below. The selected balance sheet information also excludes specific assets and liabilities related to our discontinued operations. The assets and liabilities of the discontinued operations are only included in total assets, total liabilities and total shareholder’s equity. The selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
	Year Ended December 31,
	2018	2017	2016	2015	2014
	($ in thousands, except for per share data)
Revenues:
GWP(1)	$895,112	$836,334	$771,995	$772,136	$679,310
Ceded written premiums	(45,038)	(276,048)	(85,312)	(93,956)	(86,342)
Net written premiums	$850,074	$560,286	$686,683	$678,180	$592,968
Net earned premiums	$730,785	$609,786	$675,778	$648,876	$511,395
Net investment income	55,971	36,196	28,052	25,606	3,009
Net investment gains (losses)	(1,557)	4,204	(6,147)	8,607	1,868
Other income	673	853	1,057	4,949	6,064
Total revenues	$785,872	$651,039	$698,740	$688,038	$522,337
Expenses:
Losses and LAE	$434,830	$393,741	$489,464	$445,244	$297,680
Underwriting, acquisition and insurance expenses	271,547	213,844	241,873	233,491	197,192
Interest and other expenses	12,377	12,125	12,125	18,202	16,559
Total expenses	$718,754	$619,710	$743,462	$696,937	$511,431
Income (loss) before taxes	67,118	31,329	(44,722)	(8,900)	10,906
Income tax expense (benefit)	13,389	38,233	(23,988)	(7,321)	500
Net income (loss) from continuing operations	$53,729	$(6,904)	$(20,734)	$(1,579)	$10,406
Underwriting income (loss)(2)	$24,409	$2,201	$(55,559)	$(29,859)	$16,523
Adjusted operating income (loss)(3)	$55,286	$13,992	$(14,587)	$(10,186)	$9,038
Per share of common stock data: Continuing operations only
Basic earnings per share:
Common stock	$8.96	$(1.19)	$(3.79)	$(0.29)	$1.91
Diluted earnings per share:
Common stock	$8.80	$(1.19)	$(3.79)	$(0.29)	$1.90
Basic adjusted operating earnings per share:
Common stock	$9.22	$2.41	$(2.66)	$(1.86)	$1.65
Diluted adjusted operating earnings per share:
Common stock	$9.05	$2.41	$(2.66)	$(1.86)	$1.64

	Year Ended December 31,
	2018	2017	2016	2015	2014
Underwriting and other ratios:
Loss and LAE ratio(4)	59.5%	64.6%	72.4%	68.6%	58.2%
Loss and LAE ratio – excluding catastrophe	58.8%	62.4%	70.8%	67.6%	57.8%
Loss and LAE ratio – catastrophe	0.7%	2.2%	1.6%	1.0%	0.4%
Expense ratio(5)	37.2%	35.1%	35.8%	36.0%	38.6%
Combined ratio(6)	96.7%	99.7%	108.2%	104.6%	96.8%
Adjusted loss and LAE ratio(7)	59.6%	63.9%	72.4%	68.6%	58.2%
Adjusted loss and LAE ratio – excluding catastrophe	58.9%	62.0%	70.8%	67.6%	57.8%
Adjusted loss and LAE ratio – catastrophe	0.7%	1.9%	1.6%	1.0%	0.4%
Adjusted expense ratio(7)	37.0%	34.9%	35.8%	36.0%	38.6%
Adjusted combined ratio(7)	96.6%	98.8%	108.2%	104.6%	96.8%
Adjusted operating return on equity(8)	14.4%	3.7%	(3.6)%	(2.2)%	2.0%
Return on equity(9)	14.0%	(1.8)%	(5.1)%	(0.3)%	2.4%
	At December 31,
	2018	2017	2016	2015	2014
	($ in thousands)
Balance sheet data:
Total cash and investments	$1,830,290	$1,632,629	$1,405,585	$1,262,072	$1,172,192
Premiums and other receivables, net	200,347	184,334	168,378	161,705	151,151
Reinsurance receivables paid and unpaid, net	197,723	218,376	205,527	161,295	176,406
Goodwill and net intangible assets	29,219	29,249	29,745	30,287	30,890
Total assets	$2,577,106	$2,409,452	$2,251,502	$2,138,205	$1,963,409
Unpaid losses and LAE	$1,396,812	$1,258,237	$1,166,619	$983,155	$834,543
Reserve for unearned premiums	435,933	395,432	354,828	344,678	322,227
Notes payable, net of debt issuance costs	182,355	164,017	163,678	163,340	140,000
Total liabilities	$2,187,276	$2,033,469	$1,870,849	$1,700,841	$1,474,341
Total stockholders’ equity	$389,830	$375,983	$380,654	$437,365	$489,068
Other data:
Debt to total capitalization ratio(10)	31.9%	30.5%	30.2%	27.4%	22.3%
Statutory capital and surplus(11)	$473,575	$433,946	$355,366	$379,231	$352,642

(1)
GWP includes business from certain niches that are no longer part of our ongoing business. All GWP from exited niches are included in “Other”, which consists of  (i) primary and excess workers’ compensation coverage for Self-Insured Groups (including fronting reinsurance arrangements in which all GWP are ceded to a third party reinsurer), (ii) niches exited in prior fiscal years primarily focused on commercial auto liability exposure such as Long Haul Trucking, Towing, Chauffeured Transportation, Settlement Carriers and Pizza Delivery, and (iii) mandatory participation in industry pools. The table below includes GWP for each customer segment for the years ended December 31, 2018, 2017, 2016, 2015, and 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	($ in thousands)
Construction	$100,741	$73,378	$54,983	$37,887	$28,714
Consumer Services	106,348	94,384	95,005	87,112	78,643
Marine and Energy	64,601	65,781	56,740	75,644	98,344
Media and Entertainment	145,985	136,666	121,454	95,555	72,924
Professional Services	110,300	112,576	79,793	71,187	70,600
Real Estate	130,468	132,028	102,134	81,533	61,563
Transportation	112,450	98,536	99,690	121,227	87,401
Customer Segments subtotal	$770,893	$713,349	$609,799	$570,145	$498,189
Other	124,219	122,985	162,196	201,991	181,121
Total	$895,112	$836,334	$771,995	$772,136	$679,310

(2)
Underwriting income is a non-GAAP financial measure. We calculate underwriting income by subtracting losses and LAE and underwriting, acquisition and insurance expenses from net earned premiums. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” for a reconciliation of net income in accordance with GAAP to underwriting income.

(3)
Adjusted operating income is a non-GAAP financial measure. We calculate adjusted operating income as net income, excluding net realized investment gains and losses and the income tax expense resulting from implementation of the TCJA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” for a reconciliation of net income in accordance with GAAP to adjusted operating income.

(4)
The loss and LAE ratio is the ratio, expressed as a percentage, of losses and LAE, allocated and unallocated, to net earned premiums, net of the effects of reinsurance.

(5)
The expense ratio is the ratio, expressed as a percentage, of underwriting, acquisition and insurance expenses to net earned premiums.

(6)
The combined ratio is the sum of the loss and LAE ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(7)
Adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio are non-GAAP financial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — The WAQS.”

(8)
Adjusted operating return on equity is a non-GAAP financial measure. Adjusted operating return on equity is adjusted operating income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” for a reconciliation of net income in accordance with GAAP to adjusted operating income.

(9)
Return on equity represents net income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period.

(10)
Debt to total capitalization ratio is the ratio, expressed as a percentage, of total indebtedness for borrowed money to the sum of total indebtedness for borrowed money and stockholders’ equity.

(11)
For our insurance subsidiaries, the statutory capital and surplus represents the excess of assets over liabilities as determined in accordance with statutory accounting principles as determined by the NAIC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2018, 2017 and 2016 should be read in conjunction with the information included under “Business,” “Selected Consolidated Financial Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The discussion and analysis below are based on comparisons between our historical financial data for different periods and include certain forward-looking statements about our business, operations and financial performance. These forward-looking statements are subject to risks, uncertainties, assumptions and other factors described in “Risk Factors.” Our actual results may differ materially from those expressed in, or implied by, those forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”
Overview
We are an entrepreneurial specialty insurance company that since our founding in 2009 has built products, services and solutions with the goal of significantly improving the experience and value proposition for our customers. We founded ProSight, with capital commitments from affiliates of each of Goldman Sachs and TPG as a different type of insurer that leverages customized technology infrastructure, underwriting expertise and unique niche focus to develop products, services and solutions that deliver distinct value to customers in the manner they prefer.
Our Company is led by a highly experienced and entrepreneurial team with decades of insurance leadership experience at ProSight and other leading insurers. We write property and casualty insurance with a focus on underwriting specialty risks by partnering with a select number of distributors, often on an exclusive basis. We have a diverse business mix covering specialty niches within the seven customer segments in which we operate. We market and distribute our insurance product offerings in all 50 states on both an admitted and non-admitted basis. We are focused on delivering consistent underwriting profitability with low volatility of underwriting results.
In 2011, we formed a Bermuda holding company structure and acquired several U.K. entities in order to build Lloyd’s Syndicate 1110. By 2016, however, we concluded that our business model’s emphasis on niche expertise and exclusive distribution, as well as our high profit expectations, made for an inappropriate fit with the Lloyd’s marketplace on a cost-effective basis. In 2017, we placed the Lloyd’s Syndicate 1110 business into run-off, and then entered into a two-phase sale transaction to exit our U.K. operations, which closed in October 2017 and March 2018. Prior to the 2017 sale transaction and discontinuation of the U.K.-based segment, a significant amount of our U.S.-produced business was ceded to, written from and earned within Lloyd’s Syndicate 1110. Accordingly, the financial results of the U.K.-produced business are presented as discontinued operations in our consolidated financial statements. The financial results within the following discussion and analysis are attributable to our continuing operations.
Our Business
We currently write insurance coverage in seven customer segments across a broad range of specialty lines of business. Our customer segments currently include: Media and Entertainment, Real Estate, Professional Services, Transportation, Construction, Consumer Services and Marine and Energy. Within each customer segment, we have multiple niches which represent similar groups of customers. For a description of niches served in each of these customer segments, see “Business — Our Customer Segments and Niches.” We believe having deep expertise in these niches across our organization is critical and therefore, we have aligned various functional areas at the niche level, including underwriting, operations and claims. We focus on small- and medium-sized customers, a market segment which we believe has been, and will continue to be, less affected by intense competitive dynamics of the broader property and casualty insurance industry. Over time, the composition of business within our customer segments evolves as we identify certain niches that present opportunities to develop distinct customer solutions with attractive profit potential and others that were at one time attractive but may become less so.

The tables below set forth the GWP, gross written commission ratios, and gross loss and allocated loss adjustment expense (“ALAE”) ratios by customer segment for the years ended December 31, 2018, 2017, and 2016. We have one reportable segment. All GWP from exited niches are included in “Other” which consists of  (1) primary and excess workers’ compensation coverage for Self-Insured Groups (including fronting reinsurance arrangements in which all GWP are ceded to a third party reinsurer), (2) niches exited in prior fiscal years primarily focused on commercial auto liability exposure such as Long Haul Trucking, Towing, Chauffeured Transportation, Settlement Carriers and Pizza Delivery, and (3) mandatory participation in industry pools.
GWP
	Year ended December 31,
($ in millions) Customer Segment	2018	2017	2016	% Change 2018 vs. 2017	% Change 2017 vs. 2016
Construction	$100.7	$73.4	$55.0	37.2%	33.5%
Consumer Services	106.3	94.4	95.0	12.6	(0.6)
Marine and Energy	64.6	65.8	56.7	(1.8)	16.0
Media and Entertainment	146.0	136.7	121.5	6.8	12.5
Professional Services	110.3	112.5	79.8	(2.0)	41.0
Real Estate	130.5	132.0	102.1	(1.1)	29.3
Transportation	112.5	98.5	99.7	14.2	(1.2)
Customer segments subtotal	$770.9	$713.3	$609.8	8.1%	17.0%
Other	124.2	123.0	162.2	1.0%	(24.2)%
Total	$895.1	$836.3	$772.0	7.0%	8.3%

Gross Written Commission Ratio
	Year ended December 31,
Customer Segment	2018	2017	2016	% Change 2018 vs. 2017	% Change 2017 vs. 2016
Construction	20.7%	21.0%	21.6%	(0.3)%	(0.6)%
Consumer Services	17.1%	17.1%	16.7%	0.0	0.4
Marine and Energy	16.9%	16.3%	16.2%	0.6	0.1
Media and Entertainment	17.6%	17.5%	16.5%	0.1	1.0
Professional Services	23.0%	22.5%	19.2%	0.5	3.3
Real Estate	21.1%	20.6%	20.1%	0.5	0.5
Transportation	15.6%	16.2%	16.2%	(0.6)	0.0
All customer segments	19.0%	18.9%	17.9%	0.1%	1.0%
Other	18.1%	18.1%	18.1%	0.0%	0.0%
Total	18.9%	18.8%	17.9%	0.1%	0.9%

Gross Loss and ALAE Ratio, excluding Unallocated Loss Adjustment Expense (“ULAE”) Ratio
	Year ended December 31,
Customer Segment	2018	2017	2016	% Change 2018 vs. 2017	% Change 2017 vs. 2016
Construction	56.1%	50.3%	61.5%	5.8%	(11.2)%
Consumer Services	58.0%	48.6%	59.0%	9.4	(10.4)
Marine and Energy	23.6%	56.6%	75.3%	(33.0)	(18.7)
Media and Entertainment	55.9%	61.4%	48.6%	(5.5)	12.8
Professional Services	37.6%	41.4%	39.5%	(3.8)	1.9
Real Estate	60.6%	58.5%	59.2%	2.1	(0.7)
Transportation	63.7%	83.0%	81.6%	(19.3)	1.4
All customer segments	52.6%	58.0%	60.9%	(5.4)%	(2.9)%
Other	59.8%	66.3%	103.6%	(6.5)%	(37.3)%
Total	53.6%	59.4%	70.9%	(5.8)%	(11.5)%

Factors Affecting Our Results of Operations
The WAQS
In connection with the divestment of our U.K. business, New York Marine as reinsured entered into Whole Account Quota Share Reinsurance Agreements (the “WAQS”) with third party reinsurers to maintain reasonable underwriting leverage within New York Marine and its subsidiary insurance companies during a transition period following the U.K. divestment. The effective date of the WAQS was April 1, 2017. The reinsurers’ ceding participation is an aggregate 26.0%. A provisional ceding commission of 30% to 30.5% is received as a reduction in the amount of ceded premium. Subject to limits, these ceding commissions will vary in subsequent periods based on contractual ultimate loss ratios. During 2018 and following the transition of the U.S. business back to New York Marine, the WAQS were terminated. Previously ceded written and unearned premium, net of the ceding commission, was reversed. Loss reserves on premium earned prior to the cut-off termination remain ceded loss reserves. The ceded loss reserves under the WAQS were $43.7 million and $47.4 million as of December 31, 2018 and December 31, 2017, respectively. Loss reserve development on the reserves ceded under the WAQS is included in continuing operations.

The effect of the WAQS on our results of operations is primarily reflected in our ceded written premiums, losses and LAE, as well as our underwriting, acquisition and insurance expenses. The following tables summarize the effect of the WAQS on our underwriting income for the years ended December 31, 2018, 2017 and 2016:
	Year Ended December 31, 2018			Year Ended December 31, 2017			Year Ended December 31, 2016
($ in thousands)	Including WAQS	Effect of WAQS	Excluding WAQS	Including WAQS	Effect of WAQS	Excluding WAQS	Including WAQS	Effect of WAQS	Excluding WAQS
GWP	$895,112	$—	$895,112	$836,334	$—	$836,334	$771,995	—	$771,995
Ceded written premiums	(45,038)	58,857	(103,895)	(276,048)	(160,779)	(115,269)	(85,312)	—	(85,312)
Net written premiums	$850,074	$58,857	$791,217	$560,286	$(160,779)	$721,065	$686,683	—	$686,683
Net retention(1)	95.0%	—	88.4%	67.0%	—	86.2%	88.9%	—	88.9%
Net earned premiums	$730,785	$(14,560)	$745,345	$609,786	$(87,362)	$697,148	$675,778	—	$675,778
Losses and LAE	434,830	(9,514)	444,344	393,741	(51,897)	445,638	489,464	—	489,464
Underwriting, acquisition and insurance expenses	271,547	(3,955)	275,502	213,844	(29,560)	243,404	241,873	—	241,873
Underwriting income (loss)(2)	$24,408	$(1,091)	$25,499	$2,201	$(5,905)	$8,106	$(55,559)	—	$(55,559)
Loss and LAE ratio	59.5%	65.3%	—	64.6%	59.4%	—	72.4%	—	—
Expense ratio	37.2%	27.2%	—	35.1%	33.8%	—	35.8%	—	—
Combined ratio	96.7%	92.5%	—	99.7%	93.2%	—	108.2%	—	—
Adjusted loss and LAE ratio(3)	—	—	59.6%	—	—	63.9%	—	—	72.4%
Adjusted expense ratio(3)	—	—	37.0%	—	—	34.9%	—	—	35.8%
Adjusted combined ratio(3)	—	—	96.6%	—	—	98.8%	—	—	108.2%

(1)
The ratio of net written premiums to GWP.

(2)
Underwriting income is a non-GAAP financial measure. See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of net income in accordance with GAAP to underwriting income.

(3)
Adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio are non-GAAP financial measures. We define adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio as the corresponding ratio (calculated in accordance with GAAP) excluding the effects of the WAQS. We use these adjusted ratios as internal performance measures in the management of our operations because we believe they give our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Our adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio should not be viewed as substitutes for our loss and LAE ratio, expense ratio and combined ratio, respectively.

Our results of operations may be difficult to compare from year to year due to the origination and termination of the WAQS. In light of the impact of the WAQS on our results of operations, we internally evaluated our financial performance both including and excluding the effects of the WAQS.
Components of Our Results of Operations
Gross written and earned premiums
GWP are the amounts received or to be received for insurance policies written by us during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. The volume of our GWP in any given period is generally influenced by:
•
Expansion or retraction of business within existing niches;

•
Entrance into new customer segments or niches;

•
Exit from customer segments or niches;

•
Average size and premium rate of newly issued and renewed policies; and

•
The amount of policy endorsements, audit premiums, and cancellations.

We earn insurance premiums on a pro rata basis over the term of the policy. Our insurance policies generally have a term of one year. Net earned premiums represent the earned portion of our GWP, less that portion of our GWP that is earned and ceded to third-party reinsurers under our reinsurance agreements.
Ceded written and earned premiums
Ceded written premiums are the amount of GWP ceded to reinsurers. We actively use ceded reinsurance across our book of business to reduce our overall risk position and to protect our capital. Ceded written premiums are earned over the reinsurance contract period in proportion to the period of risk covered and the underlying policies. The volume of our ceded written premiums is impacted by the level of our GWP and any decision we make to increase or decrease retention levels.
Net investment income
We earn investment income on our portfolio of cash and invested assets. Our cash and invested assets are primarily comprised of debt securities, and may also include cash and cash equivalents, short-term investments, and alternative investments. The principal factors that influence net investment income are the size of our investment portfolio and the yield on that portfolio. As measured by amortized cost (which excludes changes in fair value, such as changes in interest rates and credit spreads), the size of our investment portfolio is mainly a function of our invested equity capital along with premiums we receive from our insureds less payments on policyholder claims and operating expenses.
Realized investment gains and losses
Realized investment gains and losses are a function of the difference between the amount received by us on the sale of a security and the security’s amortized cost, as well as any “other-than-temporary” impairments recognized in earnings.
Losses and LAE
Losses and LAE are a function of the amount and type of insurance contracts we write, the loss experience associated with the underlying coverage, and the expenses incurred in the handling of the losses. In general, our losses and LAE are affected by:
•
Frequency of claims associated with the particular types of insurance contracts that we write;

•
Trends in the average size of losses incurred on a particular type of business;

•
Mix of business written by us;

•
Changes in the legal or regulatory environment related to the business we write;

•
Trends in legal defense costs;

•
Wage inflation; and

•
Inflation in medical costs.

Losses and LAE are based on an actuarial analysis of the paid and estimated outstanding losses, including losses incurred during the period and changes in estimates from prior periods. Losses and LAE may be paid out over a number of years.

Underwriting, acquisition and insurance expenses
Underwriting, acquisition and insurance expenses include policy acquisition costs and other underwriting expenses. Policy acquisition costs are principally comprised of the commissions we pay our distribution partners and ceding commissions we receive on business ceded under certain reinsurance contracts. Policy acquisition costs that are directly related to the successful acquisition of those policies are deferred. The amortization of such policy acquisition costs is charged to expense in proportion to premium earned over the policy life. Other underwriting expenses represent the general and administrative expenses of our insurance business including employment costs, telecommunication and technology costs, the costs of our leases, and legal and auditing fees.
Income tax expense
Substantially all of our income tax expense relates to U.S. federal income taxes. Our insurance companies are generally not subject to income taxes in the states in which they operate; however, our non-insurance subsidiaries are subject to state income taxes. The amount of income tax expense or benefit recorded in future periods will depend on the jurisdictions in which we operate and the tax laws and regulations in effect. Among other things, the TCJA lowered the U.S. federal corporate tax rate from 35% to 21% starting January 1, 2018. Our income tax expense for periods beginning in 2018 is based on the U.S. federal corporate income tax rate of 21%.
Key Metrics
We discuss certain key metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance.
Net income is the amount of profit or loss remaining after deducting all incurred expenses, including income taxes, from the total earned revenues for an accounting period.
Underwriting income is calculated by subtracting losses and LAE and underwriting, acquisition and insurance expenses from net earned premiums.
Adjusted operating income is net income excluding net realized investment gains and losses and the income tax expense resulting from implementation of the TCJA.
Loss and LAE ratio, expressed as a percentage, is the ratio of losses and LAE, allocated and unallocated, to net earned premiums, net of the effects of reinsurance.
Expense ratio, expressed as a percentage, is the ratio of underwriting, acquisition and insurance expenses to net earned premiums.
Combined ratio is the sum of the loss and LAE ratio and the expense ratio. A combined ratio under 100% indicates an underwriting profit. A combined ratio over 100% indicates an underwriting loss.
Adjusted loss and LAE ratio is the loss and LAE ratio excluding the effects of the WAQS.
Adjusted expense ratio is the expense ratio excluding the effects of the WAQS.
Adjusted combined ratio is the combined ratio excluding the effects of the WAQS.
Return on equity is net income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period.
Adjusted operating return on equity is adjusted operating income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period.
Net retention ratio is the ratio of net written premiums to GWP.
Underwriting income, adjusted operating income, adjusted loss and LAE ratio, adjusted expense ratio, adjusted combined ratio and adjusted operating return on equity are non-GAAP financial measures. See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of net income in accordance with GAAP to underwriting income and adjusted operating income. See “— Factors Affecting Our Results of Operations — The WAQS” for additional detail on the impact of the WAQS on our results of operations.

Results of Operations
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
The following table summarizes results of continuing operations for the years ended December 31, 2018 and 2017:
	Year Ended December 31,		Change
($ in thousands)	2018	2017	$	Percent
GWP	$895,112	$836,334	$58,778	7.0%
Ceded written premiums	(45,038)	(276,048)	231,010	(83.7)%
Net written premiums	$850,074	$560,286	$289,788	51.7%
Net earned premiums	$730,785	$609,786	$120,999	19.8%
Losses and LAE:	434,830	393,741	41,089	10.4%
Underwriting, acquisition and insurance expenses	271,547	213,844	57,703	27.0%
Underwriting income(1)	24,409	2,201	22,208	1,009.0%
Interest and other expenses, net	11,704	11,272	432	3.8%
Net investment income	55,971	36,196	19,775	54.6%
Net investment gains (losses)	(1,557)	4,204	(5,761)	(137.0)%
Income before taxes	67,118	31,329	35,789	114.2%
Income tax expense (benefit)	13,389	38,233	(24,844)	(65.0)%
Net income (loss) from continuing operations	$53,729	$(6,904)	$60,633	878.2%
Adjusted operating income(1)	$55,286	$13,992	$41,294	295.1%

	Year Ended December 31,
($ in thousands)	2018	2017
Adjusted operating return on equity(1)	14.4%	3.7%
Return on equity	14.0%	(1.8)%
Loss and LAE ratio:	59.5%	64.6%
Loss and LAE ratio – excluding catastrophe	58.8%	62.4%
Loss and LAE ratio – catastrophe	0.7%	2.2%
Expense ratio	37.2%	35.1%
Combined ratio	96.7%	99.7%
Adjusted loss and LAE ratio(2)	59.6%	63.9%
Adjusted loss and LAE ratio – excluding catastrophe	58.9%	62.0%
Adjusted loss and LAE ratio – catastrophe	0.7%	1.9%
Adjusted expense ratio(2)	37.0%	34.9%
Adjusted combined ratio(2)	96.6%	98.8%

(1)
Underwriting income, adjusted operating income and adjusted operating return on equity are non-GAAP financial measures. See “— Reconciliation of Non-GAAP Financial Measures” for reconciliations of net income in accordance with GAAP to underwriting income and adjusted operating income.

(2)
Adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio are non-GAAP financial measures. We define adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio as the corresponding ratio (calculated in accordance with GAAP) excluding the effects of the WAQS. For additional detail on the impact of the WAQS on our results of operations see “— Factors Affecting Our Results of Operations — The WAQS.”

Net Income (Loss)
Net income was $53.7 million for the year ended December 31, 2018 compared to a net loss of $6.9 million for the year ended December 31, 2017, an increase of  $60.6 million, or 878.2%. The increase in net income primarily resulted from a $19.8 million increase in net investment income, a decrease in the loss and LAE ratio of 5.1 percentage points, and a decrease in income tax expense of $24.8 million.

Premiums
GWP were $895.1 million for the year ended December 31, 2018 compared to $836.3 million for the year ended December 31, 2017, an increase of  $58.8 million, or 7.0%.
The following table presents the GWP by customer segment for the years ended December 31, 2018 and 2017:
($ in millions)	Year Ended December 31,
Customer Segment	2018	2017	% Change
Construction	$100.7	$73.4	37.2%
Consumer Services	106.3	94.4	12.6%
Marine and Energy	64.6	65.8	(1.8)%
Media and Entertainment	146.0	136.7	6.8%
Professional Services	110.3	112.5	(2.0)%
Real Estate	130.5	132.0	(1.1)%
Transportation	112.5	98.5	14.2%
Customer segments subtotal	$770.9	$713.3	8.1%
Other	124.2	123.0	1.0%
Total	$895.1	$836.3	7.0%

Premium growth in 2018 was primarily driven by new business and increased renewals within previously existing niches. The changes in GWP were most notable in the following customer segments and niches:
•
Construction GWP increased by 37.2% to $100.7 million for the year ended December 31, 2018 compared to $73.4 million for the year ended December 31, 2017. The majority of premium growth is due to increases in the Luxury Home Builders and Scaffolding niches. Luxury Home Builders premium growth was primarily driven by an increase in new business of  $3.8 million and an increase in renewal premium retention of  $4.0 million when compared to 2017. Scaffolding premium growth was primarily driven by an increase in renewal premium retention of  $9.9 million when compared to 2017.

•
Transportation GWP increased by 14.2% to $112.5 million for the year ended December 31, 2018 compared to $98.5 million for the year ended December 31, 2017. The majority of premium growth is due to increases in renewal premium retention within the Propane & Fuel Dealers and School Bus niches and average rate increases across all niches within the Transportation customer segment of 9.6%. The Propane & Fuel Dealers and School Bus niches increased renewal premium retention by $4.0 million and $6.8 million, respectively, in 2018 when compared to 2017.

•
Consumer Services GWP increased by 12.6% to $106.3 million for the year ended December 31, 2018 compared to $94.4 million for the year ended December 31, 2017. The premium growth is due to an increase in the Auto Dealers niche partially offset by smaller declines in premium within the Restaurants, Bars & Taverns, Social Services and Professional Employer Organizations niches. Auto Dealers was a new niche in 2017 which increased $23.2 million during 2018, primarily related to new business. The decline in Restaurants, Bars and Taverns of  $4.9 million was driven by the strategic decision to shift distribution to ProSight Specialty Insurance Brokerage in an effort to reduce acquisition costs and leverage affinity and association distribution relationships. In the Social Services and Professional Employer Organization niches, premiums declined by $4.7 million and $1.9 million during 2018 when compared to 2017, respectively. New business growth and renewal premium retention were limited by unfavorable pricing conditions in primary workers compensation.

Net written premiums increased by $289.8 million, or 51.7%, to $850.1 million for the year ended December 31, 2018 from $560.3 million for the year ended December 31, 2017. The increase in net written premiums was directly related to a reduction in ceded written premiums of  $58.9 million, a decrease of 136.6% from the year ended December 31, 2017, due to the termination of the WAQS. Excluding the effects of the WAQS, net written premiums for the year ended December 31, 2018 were $791.2 million, an increase of 9.7%, from the year ended December 31, 2017. Our net retention ratio excluding the WAQS was 88.4% and 86.2% for the years ended December 31, 2018 and 2017, respectively.
Net earned premiums increased by $121.0 million, or 19.8%, to $730.8 million for the year ended December 31, 2018 from $609.8 million for the year ended December 31, 2017. The increase in net earned premiums was directly related to the growth in written premiums and a reduction in ceded earned premiums to the WAQS of  $72.8 million, a decrease of 83.3% from the year ended December 31, 2017. Excluding the effects of the WAQS, net earned premiums for the year ended December 31, 2018 were $745.3 million, an increase of 6.9% from the year ended December 31, 2017.
Loss and LAE ratio
Our loss and LAE ratio was 59.5% for the year ended December 31, 2018 compared to 64.6% for the year ended December 31, 2017. The improvement is due to a change in prior period development. For the year ended December 31, 2018, we incurred favorable prior period development of  $5.0 million as compared to unfavorable development of  $20.3 million for the year ended December 31, 2017.
Included within our 59.5% loss and LAE ratio for the year ended December 31, 2018 is 0.7% of catastrophe losses primarily from the California wildfires and hurricanes. This is a decrease of 1.5% of losses for the year ended December 31, 2018, from 2.2% for the year ended December 31, 2017.
The following tables summarize the effect of the factors indicated above on the loss and LAE ratios and adjusted loss and LAE ratios for the years ended December 31, 2018 and 2017:
	Year Ended December 31,
	2018		2017
($ in thousands)	Losses and LAE	% of Earned Premiums	Losses and LAE	% of Earned Premiums
Loss and LAE:
Current accident year – excluding catastrophe	$434,855	59.5%	$360,297	59.1%
Current accident year – catastrophe losses	4,992	0.7%	13,125	2.2%
Effect of prior year development	(5,017)	(0.7)%	20,319	3.3%
Total	$434,830	59.5%	$393,741	64.6%

	Year Ended December 31,
	2018		2017
($ in thousands)	Losses and LAE	% of Earned Premiums	Losses and LAE	% of Earned Premiums
Adjusted loss and LAE:
Current accident year – excluding catastrophe	$444,369	59.6%	$412,194	59.1%
Current accident year – catastrophe losses	4,992	0.7%	13,125	1.9%
Effect of prior year development	(5,017)	(0.7)%	20,319	2.9%
Total	$444,344	59.6%	$445,638	63.9%

The following table presents the loss and LAE ratio before and after the effects of reinsurance, for the years ended December 31, 2018 and 2017:
	Year Ended December 31,		% Change
	2018	2017
Loss and LAE Ratio:
Gross loss and ALAE	53.6%	59.4%	(5.8)%
ULAE	2.9%	2.5%	0.4%
Gross loss and LAE ratio	56.5%	61.9%	(5.4)%
Effect of ceded reinsurance	3.0%	2.7%	0.3%
Loss and LAE ratio	59.5%	64.6%	(5.1)%
Effect of WAQS	(0.1)%	0.7%	(0.8)%
Adjusted loss and LAE ratio	59.6%	63.9%	(4.3)%

Expense ratio
Our expense ratio was 37.2% for the year ended December 31, 2018 compared to 35.1% for the year ended December 31, 2017. This is primarily due to non-recurring expense items including the net benefit of litigation recoveries in 2017 of  $4.6 million and cost of additional short-term incentive compensation expense of  $6.8 million in 2018.
The following table summarizes the components of the expense ratio for the years ended December 31, 2018 and 2017:
	Year Ended December 31,
	2018		2017
($ in thousands)	Expenses	% of Earned Premiums	Expenses	% of Earned Premiums
Underwriting, acquisition and insurance expenses:
Policy acquisition expenses, net of ceded reinsurance	$175,384	23.6%	$155,583	22.3%
Underwriting and insurance expenses	100,118	13.4%	87,821	12.6%
Underwriting, acquisition and insurance expenses(1)	275,502	37.0%	243,404	34.9%
Effect of WAQS(1)	(3,955)	0.2%	(29,560)	0.2%
Total underwriting, acquisition and insurance expenses	$271,547	37.2%	$213,844	35.1%

(1)
Total underwriting, acquisition and insurance expenses and the effect of the WAQS are calculated based on the net earned premiums including the effects of the WAQS for the years ended December 31, 2018 and 2017.

Underwriting income
Underwriting income was $24.4 million for the year ended December 31, 2018 compared to $2.2 million for the year ended December 31, 2017, an increase of  $22.2 million, or 1,009.0%. The change from 2017 to 2018 is primarily due to a change in unfavorable prior year loss reserve development of  $25.3 million, partially offset by underwriting income ceded to the WAQS of $1.1 million. Excluding the WAQS, underwriting income was $25.5 million for the year ended December 31, 2018.

Combined ratio
Our combined ratio was 96.7% for the year ended December 31, 2018 compared to 99.7% for the year ended December 31, 2017. Our adjusted combined ratio was 96.6% for the year ended December 31, 2018 compared to 98.8% for the year ended December 31, 2017.
Investing results
Our net investment income increased by 54.6% to $56.0 million for the year ended December 31, 2018 from $36.2 million for the year ended December 31, 2017. In connection with our divestment of the U.K. business, we repositioned the portfolio to align the assets returned from the U.K. with our U.S. investment strategy and generate an increased yield. We also identified certain alternative investment opportunities which further diversified our portfolio and enhanced yield. Gross investment yield increased by 0.9 percentage points, to 3.4% as of December 31, 2018 compared to 2.5% as of December 31, 2017. Gross investment income increased by $20.0 million to $58.1 million for the year ended December 31, 2018 compared to $38.1 million for the year ended December 31, 2017.
Net investment gains decreased by $5.8 million or 137.0% due to non-recurring realized gains on the sale of certain securities as part of the repositioning of the investment portfolio in 2017 and $1.5 million of other-than- temporary impairments for the year ended December 31, 2018.
The following table summarizes the components of net investment income and net investment gains for the years ended December 31, 2018 and 2017:
	Year Ended December 31,		$ Change
($ in thousands)	2018	2017
Interest from securities	$55,765	$33,467	$22,298
Other investments	2,371	4,609	(2,238)
Gross investment income	58,136	38,076	20,060
Investment expenses	(2,165)	(1,880)	(285)
Net investment income	55,971	36,196	19,775
Net realized investment gains (losses)	(1,557)	4,204	(5,761)
Total	$54,414	$40,400	$14,014
Average cash and invested assets	$1,731,460	$1,519,107	$212,353

The weighted average duration of our fixed income portfolio, including cash equivalents, was 2.9 years at December 31, 2018 and 3.9 years at December 31, 2017.
Interest and other expenses
Our interest and other expenses increased by $0.4 million to $11.7 million for the year ended December 31, 2018 compared to $11.3 million for the year ended December 31, 2017.
Income tax expense
Our effective tax rate for the year ended December 31, 2018 was 20.0% compared to 122.0% for the year ended December 31, 2017. On December 22, 2017, the TCJA was signed into law, which reduced the Company’s statutory corporate tax rate from 35% to 21% beginning with the 2018 tax year. The Company revalued its 2017 deferred tax assets and liabilities in response to this reduction, which resulted in a $25.1 million charge to income in 2017.
Our income tax payments for the years ended December 31, 2018 and 2017 were $0.1 million and $0.2 million, respectively, limited to the alternative minimum tax amount because of our net operating loss deferred tax assets.

Adjusted operating income
Adjusted operating income was $55.3 million for the year ended December 31, 2018, an increase of  $41.3 million, or 295.1% from the adjusted operating income of  $14.0 million for the year ended December 31, 2017. The increased adjusted operating income for the year ended December 31, 2018 was primarily related to a change in unfavorable prior year loss reserve development of  $25.3 million.
Adjusted operating return on equity
Our adjusted operating return on equity was 14.4% for the year ended December 31, 2018, an increase of 10.7 percentage points from 3.7% for the year ended December 31, 2017.
Year Ended December 31, 2017 Compared to Year Ended December 31, 2016
The following table summarizes the results of continuing operations for the years ended December 31, 2017 and 2016:
	Year Ended December 31,		Change
($ in thousands)	2017	2016	$	Percent
GWP	$836,334	$771,995	$64,339	8.3%
Ceded written premiums	(276,048)	(85,312)	(190,736)	223.6%
Net written premiums	$560,286	$686,683	$(126,397)	(18.4)%
Net earned premiums	$609,786	$675,778	$(65,992)	(9.8)%
Losses and LAE:	393,741	489,464	(95,723)	(19.6)%
Underwriting, acquisition and insurance expenses	213,844	241,873	(28,029)	(11.6)%
Underwriting income (loss)(1)	2,201	(55,559)	57,761	104.0%
Interest and other expenses, net	11,272	11,068	204	1.8%
Net investment income	36,196	28,052	8,144	29.0%
Net investment gains (losses)	4,204	(6,147)	10,351	168.4%
Income (loss) before taxes	31,329	(44,722)	76,051	170.1%
Income tax expense (benefit)	38,233	(23,988)	62,221	259.4%
Net income (loss) from continuing operations	$(6,904)	$(20,734)	$13,830	66.7%
Adjusted operating income (loss)(1)	$13,992	$(14,587)	$28,579	195.9%

	Year Ended December 31,
($ in thousands)	2017	2016
Adjusted operating return on equity(1)	3.7%	(3.6)%
Return on equity	(1.8)%	(5.1)%
Loss and LAE ratio:	64.6%	72.4%
Loss and LAE ratio – excluding catastrophe	62.4%	70.8%
Loss and LAE ratio – catastrophe	2.2%	1.6%
Expense ratio	35.1%	35.8%
Combined ratio	99.7%	108.2%
Adjusted loss and LAE ratio(2)	63.9%	72.4%
Adjusted loss and LAE ratio – excluding catastrophe	62.0%	70.8%
Adjusted loss and LAE ratio – catastrophe	1.9%	1.6%
Adjusted expense ratio(2)	34.9%	35.8%
Adjusted combined ratio(2)	98.8%	108.2%

(1)
Underwriting income, adjusted operating income and adjusted operating return on equity are non-GAAP financial measures. See “— Reconciliation of Non-GAAP Financial Measures” for reconciliations of net income in accordance with GAAP to underwriting income and adjusted operating income.

(2)
Adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio are non-GAAP financial measures. We define adjusted loss and LAE ratio, adjusted expense ratio and adjusted combined ratio as the corresponding ratio (calculated in accordance with GAAP) excluding the effects of the WAQS. For additional detail on the impact of the WAQS on our results of operations see “— Factors Affecting Our Results of Operations — The WAQS.”
Net Loss
The net loss of  $6.9 million for the year ended December 31, 2017 decreased $13.8 million, or 66.7%, from the net loss of  $20.7 million for the year ended December 31, 2016. The net loss for the year-ended December 31, 2017 included $25.1 million in additional income tax expense related to the adoption of the TCJA on December 22, 2017, which required the reduction in the value of deferred tax assets to reflect the change in the U.S. federal corporate tax rate from 35% to 21%. The net loss for the year ended December 31, 2017 also reflected the reduction to underwriting income attributable to the WAQS of  $5.9 million.
Premiums
GWP were $836.3 million for the year ended December 31, 2017 compared to $772.1 million for the year ended December 31, 2016, an increase of  $64.3 million, or 8.3%.
The following table presents the GWP by customer segment for the years ended December 31, 2017 and 2016:
($ in millions)	Year Ended December 31,		% Change
Customer Segment	2017	2016
Construction	$73.4	$55.0	33.5%
Consumer Services	94.4	95.0	(0.7)%
Marine and Energy	65.8	56.7	15.9%
Media and Entertainment	136.7	121.5	12.5%
Professional Services	112.5	79.8	41.1%
Real Estate	132.0	102.1	29.3%
Transportation	98.5	99.7	(1.2)%
Customer segments subtotal	$713.3	$609.8	17.0%
Other	123.0	162.2	(24.2)%
Total	$836.3	$772.0	8.3%
Premium growth in 2017 was primarily driven by the expansion of our business within the existing niches, including expanded product offerings. The changes in GWP were most notable in the following customer segments and niches:
•
Professional Services GWP increased 41.1% to $112.5 million for the year ended December 31, 2017 compared to $79.8 million for the year ended December 31, 2016. The majority of the premium growth is from increases in the Customs Brokers and Credit Unions niches. Custom Brokers premium growth was primarily driven by an increase in new business of  $20.4 million during 2017 when compared to 2016, following a complementary product offering within the niche for customs bonds. Credit Unions premium growth was primarily driven by an increase in renewal premium of  $6.7 million during 2017 when compared to 2016.

•
Construction GWP increased 33.5% to $73.4 million for the year ended December 31, 2017 compared to $55.0 million for the year ended December 31, 2016. The majority of the growth is due to increases in the Scaffolding, Luxury Home Builders, and Cranes niches. Scaffolding premium growth was primarily driven by an increase in renewal premium retention of  $8.2 million during 2017 when compared to 2016. Luxury Home Builders premium growth reflected increases in new business and renewal premium retention of $1.3 million and $2.3 million, respectively, during 2017 when compared to 2016. Cranes premium growth was primarily driven by an increase in renewal premium retention of $2.4 million or 92.0% during 2017 when compared to 2016.

•
Real Estate GWP increased 29.3% to $132.0 million for the year ended December 31, 2017 compared to $102.1 million. This is primarily due to the expansion of the Property Managers niche following an enhanced multi-line product offering in 2016, entrance in a new niche, Builders Risk, and an increase in the Metrobuilders niche. Property Managers premium growth was primarily driven by an increase in new business of  $4.3 million and an increase in renewal premium retention of  $14.4 million during 2017 when compared to 2016. The Builders Risk niche produced $6.8 million of new business and Metrobuilders added $4.2 million of new business growth during 2017 when compared to 2016.

•
Other GWP declined 24.2% to $123.0 million for the year ended December 31, 2017 compared to $162.2 million for the year ended December 31, 2016. The decline was intentional and due primarily to the run-off of exited niches focused on commercial auto and suburban property risks.

Excluding the decline of GWP within “Other,” premiums for the year ended December 31, 2017 grew 17.0% compared to year ended December 31, 2016.
Net written premiums decreased by $126.5 million, or 18.4%, to $560.3 million for the year ended December 31, 2017 from $686.9 million for the year ended December 31, 2016. This decrease in net written premiums was directly related to $160.8 million of ceded written premiums pursuant to the WAQS, the effective date of which was April 1, 2017. Excluding the effects of the WAQS, net written premiums for the year ended December 31, 2017 were $721.1 million, an increase of 5.0% from the year ended December 31, 2016. Our net retention ratio excluding the WAQS was 86.2% and 88.9% for the years ended December 31, 2017 and 2016, respectively. The decrease in the net retention ratio related to additional quota share reinsurance of certain workers compensation premium.
Net earned premiums decreased by $66.0 million, or 9.8%, to $609.8 million for the year ended December 31, 2017 from $675.8 million for the year ended December 31, 2016. This decrease in net earned premiums was directly related to $87.4 million of ceded earned premiums to the WAQS, the effective date of which was April 1, 2017. Excluding the effects of the WAQS, net earned premiums for the year ended December 31, 2017 were $697.1 million, an increase of 3.2% from the year ended December 31, 2016.
Loss and LAE ratio
Our loss and LAE ratio was 64.6% for the year ended December 31, 2017 compared to 72.4% for the year ended December 31, 2016. Included within our 64.6% loss and LAE ratio for the year ended December 31, 2017 is 2.2% of catastrophe losses due primarily to wildfires in California and hurricanes. This is an increase of 0.6% of catastrophe losses for the year ended December 31, 2017, from 1.6% for the year ended December 31, 2016. Our adjusted loss and LAE ratio was 63.9% for the year ended December 31, 2017 compared to 72.4% for the year ended December 31, 2016. The decrease in the loss and LAE ratio and adjusted loss and LAE ratio for 2017 was primarily due to a decline in unfavorable loss reserve development in “Other”, due to the Long Haul Trucking and Towing terminated niches.

The following tables summarize the effect of the factors indicated above on the loss and LAE ratios and adjusted loss and LAE ratios for the years ended December 31, 2017 and 2016:
	Year Ended December 31,
	2017		2016
($ in thousands)	Losses and LAE	% of Earned Premiums	Losses and LAE	% of Earned Premiums
Loss and LAE:
Current accident year – excluding catastrophe	$360,297	59.1%	$418,787	61.9%
Current accident year – catastrophe losses	13,125	2.2%	10,595	1.6%
Effect of prior year development	20,319	3.3%	60,082	8.9%
Total	$393,741	64.6%	$489,464	72.4%

	Year Ended December 31,
	2017		2016
($ in thousands)	Losses and LAE	% of Earned Premiums	Losses and LAE	% of Earned Premiums
Adjusted loss and LAE:
Current accident year – excluding catastrophe	$412,194	59.1%	$418,787	61.9%
Current accident year – catastrophe losses	13,125	1.9%	10,595	1.6%
Effect of prior year development	20,319	2.9%	60,082	8.9%
Total	$445,638	63.9%	$489,464	72.4%

The following table presents the loss and LAE ratio before and after the effects of reinsurance, for the years ended December 31, 2017 and 2016:
	Year Ended December 31,
	2017	2016	% Change
Loss and LAE Ratio:
Gross Loss and ALAE	59.4%	70.9%	(11.5)%
ULAE	2.5%	3.3%	(0.8)%
Gross loss and LAE ratio	61.9%	74.2%	(12.3)%
Effect of ceded reinsurance	2.7%	(1.8)%	4.5%
Loss and LAE ratio	64.6%	72.4%	(7.8)%
Effect of WAQS	0.7%	—	(0.7)%
Adjusted loss and LAE ratio	63.9%	72.4%	(8.5)%

Expense ratio
Our expense ratio was 35.1% for the year ended December 31, 2017 compared to 35.8% for the year ended December 31, 2016. Corporate litigation activity required additional legal expenses of $1.6 million incurred during 2016, and contingent recoveries related to that activity of  $4.7 million in 2017. Excluding the impact of these litigation costs and recoveries, the expense ratio for the years ended December 31, 2017 and 2016 was 35.6% and 35.5%, respectively. Our adjusted expense ratio was 34.9%, a decrease of 0.9 percentage points for the year ended December 31, 2017 from the 35.8% adjusted expense ratio for the year ended December 31, 2016.

The following table summarizes the components of the expense ratio for the years ended December 31, 2017 and 2016:
	Year Ended December 31,
	2017		2016
($ in thousands)	Expenses	% of Earned Premiums	Expenses	% of Earned Premiums
Underwriting, acquisition and insurance expenses:
Policy acquisition expenses, net of ceded reinsurance	155,583	22.3%	152,923	22.6%
Underwriting and insurance expenses	87,821	12.6%	88,950	13.2%
Underwriting, acquisition, and insurance expenses(1)	243,404	34.9%	241,873	35.8%
Effect of WAQS(1)	(29,560)	0.2%	—	—
Total underwriting, acquisition and insurance expenses	213,844	35.1%	241,873	35.8%

(1)
Underwriting, acquisition and insurance expenses and the effect of the WAQS are calculated based on the net earned premiums including the effects of the WAQS for the years ended December 31, 2017 and 2016.

Underwriting income
Underwriting income was $2.2 million for the year ended December 31, 2017 compared to an underwriting loss of  $55.6 million for the year ended December 31, 2016. The change from 2016 to 2017 is primarily due to a decrease in unfavorable prior year loss reserve development of  $39.8 million, partially offset by the underwriting income ceded to the WAQS of  $5.9 million. Excluding the WAQS, underwriting income was $8.1 million for the year ended December 31, 2017.
Combined ratio
Our combined ratio was 99.7% for the year ended December 31, 2017 compared to 108.2% for the year ended December 31, 2016. Our adjusted combined ratio was 98.8% for the year ended December 31, 2017 compared to 108.2% for the year ended December 31, 2016.
Investing results
Our net investment income increased by 29.0% to $36.2 million for the year ended December 31, 2017 from $28.1 million for the year ended December 31, 2016. In connection with our divestment of the U.K. business, we repositioned the portfolio to align the assets returned from the U.K. with our U.S. investment strategy and generate an increased yield. We also identified certain alternatives investment opportunities which further diversified our portfolio and enhanced yield. As these actions were taken in the second half of 2017, the improvement in gross investment yield and invested income was limited to 0.3% and $8.5 million for the year ended December 31, 2017.
Net investment gains increased by $10.4 million or 168.4% due to realized gains on the sale of certain securities as part of the repositioning of the investment portfolio in 2017. In 2016, the Company sold its remaining equity investments and incurred a realized loss of  $5.6 million.

The following table summarizes the components of net investment income and net investment gains for the years ended December 31, 2017 and 2016:
($ in thousands)	Year Ended December 31,
	2017	2016	$ Change
Interest from securities	$33,647	$25,397	$8,070
Dividends on equity securities	—	280	(280)
Other investments	4,609	3,937	672
Gross investment income	38,076	29,614	8,462
Investment expenses	(1,880)	(1,562)	(318)
Net investment income	36,196	28,052	8,144
Net investment gains (losses)	4,204	(6,147)	10,351
Total	40,400	21,905	18,495
Average cash and invested assets	$1,519,107	$1,333,829	$185,278

The weighted average duration of our fixed income portfolio, including cash equivalents, was 3.9 years at December 31, 2017 and 2.0 years at December 31, 2016. Our investment portfolio had a gross return of 2.5% as of December 31, 2017, compared to 2.2% as of December 31, 2016.
Interest and other expenses
Our interest and other expenses increased by $0.2 million to $11.3 million for the year ended December 31, 2017 compared to $11.1 million for the year ended December 31, 2016.
Income tax expense
Our effective tax rate for the year ended December 31, 2017 was 122.0% compared to 53.6% for the year ended December 31, 2016. In 2017, our effective tax rate differed from the U.S. statutory tax rate of 35% primarily due to the TCJA. Among other things, the TCJA lowered the federal corporate tax rate from 35% to 21% starting January 1, 2018. As a result of the TCJA enactment in the fourth quarter of 2017, we re-measured our U.S. deferred tax balances to reflect the lower rate as required by applicable accounting standards. The re-measurement resulted in an increase to our income tax expense of  $25.1 million for the year ended December 31, 2017. Our income tax expense on U.S.-domiciled subsidiaries for periods beginning in 2018 will be based on the new U.S. federal corporate tax rate of 21%.
Our income tax payments for the years ended December 31, 2017 and 2016 were $0.2 million and $0.3 million, respectively, and limited to the alternative minimum tax amount because of our net operating loss deferred tax assets.
Adjusted operating income
Adjusted operating income was $14.0 million for the year ended December 31, 2017, an increase of  $28.6 million, or 195.9% from the adjusted operating loss of  $14.6 million for the year ended December 31, 2016. The increased adjusted operating income for the year ended December 31, 2017 was primarily related to a decrease in unfavorable prior year loss reserve development of  $39.8 million.
Adjusted operating return on equity
Our adjusted operating return on equity was 3.7% for the year ended December 31, 2017, an increase of 7.3 percentage points from (3.6)% for the year ended December 31, 2016.

Liquidity and Capital Resources
Sources and Uses of Funds
We are organized as a holding company with our operations primarily conducted by our wholly-owned insurance subsidiaries, New York Marine and Gotham, which are domiciled in New York, and Southwest Marine, which is domiciled in Arizona. Accordingly, the holding company may receive cash through (1) loans from banks, (2) draws on a revolving loan agreement, (3) issuance of equity and debt securities, (4) corporate service fees from our operating subsidiaries, (5) payments from our subsidiaries pursuant to our consolidated tax allocation agreement and other transactions and (6) subject to certain limitations discussed below, dividends from our insurance subsidiaries. We also may use the proceeds from these sources to contribute funds to the insurance subsidiaries in order to support premium growth, reduce our reliance on reinsurance, pay dividends and taxes and for other business purposes.
We receive corporate service fees from the operating subsidiaries to reimburse us for most of the operating expenses that we incur. Reimbursement of expenses through corporate service fees is based on the actual costs that we expect to incur with no mark-up above our expected costs.
We file a consolidated U.S. federal income tax return with our subsidiaries, and under our corporate tax allocation agreement, each participant is charged or refunded taxes according to the amount that the participant would have paid or received had it filed on a separate return basis with the Internal Revenue Service (the “IRS”).
State insurance laws restrict the ability of the insurance subsidiaries to declare stockholder dividends without prior regulatory approval. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. No insurance subsidiary may declare or distribute any dividend to shareholders which, together with all dividends declared or distributed by it during the next preceding twelve months, exceeds the lesser of ten percent of its surplus to policyholders or 100 percent of adjusted net investment income. The maximum amount of dividends the insurance subsidiaries can pay us during 2019 without regulatory approval is $47.4 million. Insurance regulators have broad powers to ensure that statutory surplus remains at adequate levels, and there is no assurance that dividends of the maximum amount calculated under any applicable formula would be permitted. In the future, state insurance regulatory authorities that have jurisdiction over the payment of dividends by the insurance subsidiaries may adopt statutory provisions more restrictive than those currently in effect. The insurance subsidiaries did not pay any dividends to us during 2018, 2017 or 2016.
As of December 31, 2018, our holding company had $11.5 million in cash and investments, compared to $16.6 million and $23.6 million as of December 31, 2017 and 2016, respectively.
Management believes that the Company has sufficient liquidity available to meet its operating cash needs and obligations and committed capital expenditures for the next 12 months.
Cash Flows
Our most significant source of cash is from premiums received from our insureds, which, for most policies, we receive at the beginning of the coverage period and net of the related commission amount for the policies. Our most significant cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that generally earn interest and dividends. We also use cash to pay for operating expenses such as salaries, rent and taxes and capital expenditures such as technology systems. As described under “— Reinsurance” below, we use reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers and collect cash back when losses subject to our reinsurance coverage are paid.
Our total assets and liabilities increased in the years ended December 31, 2018, 2017 and 2016, reflecting the underlying increase in premiums and related loss reserves and unearned premiums. The casualty-focused nature of our products, and limited property exposures, enabled significant and increasing operating cash flow generation. The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, and as a result their timing can influence cash flows from operating activities in any given period. Management believes that cash receipts from premiums, proceeds from investment sales and investment income are sufficient to cover cash outflows in the foreseeable future.
Our cash flows for the years ended December 31, 2018, 2017 and 2016 were:
	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Cash and cash equivalents provided by (used in):
Operating activities	231,692	73,870	37,197
Investing activities	(297,952)	(160,473)	(20,998)
Financing activities	18,000	50,000	1,306
Effect of exchange rate differences on cash	—	—	(630)
Change in cash and cash equivalents	$(48,260)	$(36,603)	$16,875

The increase in cash provided by operating activities in 2018, 2017 and 2016 was due primarily to the timing of premium receipts, claim payments and reinsurance activity. Cash flows from operations in each of the past three years were used primarily to fund investing activities.
For the year ended December 31, 2018, net cash used in investing activities was $298.0 million, an increase of  $137.5 million from 2017.
For the year ended December 31, 2018, net cash used in financing activities was $18.0 million. For the year ended December 31, 2017, net cash provided by financing activities was $50.0 million and included proceeds from the issuance of shares to our investors. The funds received were ultimately contributed to our insurance subsidiary, New York Marine.
Revolving Loan Agreement
On January 29, 2018, ProSight Global entered into a revolving loan agreement (the “revolving facility”) with certain lenders and Citizens Bank, N.A., as agent, providing for a revolving loan facility of up to $25.0 million. The maturity date of the revolving facility is December 31, 2019. As of December 31, 2018, the outstanding balance on the Revolving Facility was $18.0 million.
Borrowings under the revolving facility accrue interest, at our option, at a rate equal to either (a) a base rate determined by reference to the highest of  (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 0.50% and (3) the LIBOR rate for a one-month interest period plus 1.00%, in each case plus 2.00% or (b) the LIBOR rate for the interest period relevant to such borrowing plus the applicable margin. The applicable margins range from 1.75% to 3.00% based on our financial strength ratings and credit ratings. In addition, the revolving facility provides for a fee ranging from 0.20% to 0.75% (based on our financial strength ratings and credit ratings) on the amount of undrawn commitments thereunder.
The revolving facility provides for mandatory prepayment of outstanding loans upon the occurrence of certain change of control events that result in a downgrade of the ratings assigned to the notes described below. The revolving facility also permits us, at any time or from time to time, to voluntarily prepay loans. The revolving facility includes certain covenants, including restrictions on the disposition of assets, restrictions on the incurrence of liens and indebtedness, restrictions on making restricted payments and requirements to maintain specified liquidity levels.

Senior Debt
In November 2013, ProSight Global issued $140.0 million of 7.5% Senior Unsecured Notes due November 2020 and in January 2015, issued an additional $25.0 million of 6.5% Senior Notes due November 2020. The notes provide for semi-annual interest payments and mature on November 26, 2020. We may prepay the notes in whole or in part (provided that at least 10% of the outstanding amount of the applicable series of notes is so prepaid) at any time or from time to time at 100% of the principal amount of the notes prepaid plus a make-whole amount, as set forth in the documents governing the notes (the “Note Purchase Agreements”), plus accrued and unpaid interest on the principal amount of the notes being prepaid to, but excluding, the prepayment date. The Note Purchase Agreements require us upon the occurrence of certain change of control events that result in a downgrade of the ratings assigned to the notes to offer to each holder to prepay such holder’s notes at a price equal to 100% of the principal amount thereof plus any accrued interest. The Note Purchase Agreements also include certain covenants that restrict our ability to incur indebtedness, make restricted payments, incur liens, and require that we maintain specified liquidity levels.
Interest payments of $12.1 million per annum were made in each of the years ended December 31, 2018, 2017 and 2016.
Reinsurance
We actively use ceded reinsurance across our book of business to reduce our overall risk position and to protect our capital. Reinsurance involves a primary insurance company transferring, or “ceding”, a portion of its premium and losses in order to limit its exposure. The ceding of liability to a reinsurer does not relieve the obligation of the primary insurance to the policyholder. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement. Our reinsurance is primarily contracted under quota share and excess of loss agreements. In quota share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class of business in exchange for a corresponding percentage of premiums, net of a ceding commission. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company’s losses, in excess of a specified amount. In excess of loss reinsurance, the premium payable to the reinsurer is negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company’s losses.
For the years ended December 31, 2018, 2017 and 2016, property insurance represented 12.2%, 10.8% and 11.6%, respectively, of our GWP. When we do write property insurance, we buy reinsurance to significantly mitigate our risk. We use third-party computer models to analyze the risk of severe losses from weather-related events, earthquakes and terrorist attacks. We measure exposure to these catastrophe losses in terms of Probable Maximum Loss (“PML”), which is an estimate of the level of loss we would expect to experience in a windstorm or earthquake event occurring once in every 100 or 250 years. We manage this PML by purchasing catastrophe reinsurance coverage. Effective June 15, 2018, we purchased catastrophe reinsurance coverage of  $105.0 million per event in excess of our $5.0 million per event retention.
Our largest quota share reinsurance agreements were the WAQS. In connection with the divestment of our U.K. business, New York Marine as reinsured entered into the WAQS with third party reinsurers to maintain reasonable underwriting leverage within New York Marine and its subsidiary insurance companies during a transition period following the U.K. divestment. During 2018 and following the transition of the U.S. business back to New York Marine, the WAQS were terminated.
We purchased adverse development reinsurance contracts (together, the “ADC”) in 2018, 2017 and 2016 that limit the amount of future development on primary and excess workers compensation reserves reported for accident years 2017 and prior. The expected cost of an ADC is fully expensed at the inception of the contract. As of December 31, 2018, there have been no losses ceded to the ADC.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of the reinsurer to honor its obligations could result in losses to us, and therefore, we establish allowances for amounts considered uncollectible. At December 31, 2018, 2017 and 2016, the allowance for uncollectible reinsurance was $10.0 million, $7.0 million, and $7.0 million, respectively. As of December 31, 2018, 84.4% of our reinsurance recoverables are with reinsurers with A.M. Best financial strength ratings of  “A-” (Excellent) or better. The remaining 15.6% of our reinsurance recoverables are with non-rated reinsurers, including $23.3 million from a fronting reinsurance arrangement with an authorized self-insurer from our Excess Workers Compensation niche, the Alabama Truckers Association, and fully collateralized through funds held and letters of credit. At December 31, 2018, 2017 and 2016, the net reinsurance receivable (defined as the sum of paid and unpaid reinsurance recoverables and ceded unearned premiums less reinsurance payables) from our top three reinsurers represented 46.1%, 55.7% and 35.3%, respectively, of the total balance.
Ratings
ProSight Global and its insurance subsidiaries have a financial strength rating of  “A-” (Excellent) from A.M. Best. A.M. Best assigns 16 ratings to insurance companies, which currently range from “A++” (Superior) to “F” (In Liquidation). The “A-” (Excellent) rating is assigned to insurers that have, in A.M. Best’s opinion, an excellent ability to meet their ongoing obligations to policyholders. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligation to policyholders and is not an evaluation directed at investors. See also “Risk Factors — Risks Related to Our Business — A decline in our financial strength rating may adversely affect the amount of business we write.”
The financial strength ratings assigned by A.M. Best have an impact on the ability of the insurance subsidiaries to attract and retain our distribution partners and on the risk profiles of the submissions for insurance that the insurance subsidiaries receive. The “A-” (Excellent) rating affirmed by A.M. Best on November 1, 2018 is consistent with our business plan and allows us to actively pursue relationships with the distribution partners identified in our marketing plan.
Contractual Obligations and Commitments
The following table illustrates our contractual obligations and commercial commitments by due date as of December 31, 2018:
	Expected Payments
	Less Than One Year	One Year to Less Than Three Years	Three Years to Less Than Five Years	More Than Five Years	Total
	(in thousands)
Reserves for losses and LAE	$311,797	$432,868	$245,211	$402,031	$1,391,907
Senior debt and credit agreements	$38,407	$176,287	—	—	$214,694
Operating lease obligations	$4,103	$8,369	$1,628	$850	$14,950
Total	$354,307	$617,524	$246,839	$402,881	$1,621,551

Reserves for losses and LAE represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. Estimating reserves for losses and LAE is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based on industry and peer group claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period will be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on reserves for losses and LAE are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Reinsurance balances recoverable on reserves for paid and unpaid losses and LAE totaled $197.7 million, $218.4 million and $205.5 million at December 31, 2018, 2017 and 2016, respectively. These recoverable balances include $43.7 million and $47.4 million related to the WAQS at December 31, 2018 and 2017, respectively.
Financial Condition
Stockholders’ equity
At December 31, 2018, total stockholders’ equity was $389.8 million and tangible stockholders’ equity was $364.2 million, compared to total stockholders’ equity of  $376.0 million and tangible stockholders’ equity of  $350.4 million at December 31, 2017. The increase in both total and tangible stockholders’ equity was primarily due to net income earned for the year ended December 31, 2018 of $53.7 million and partially offset by the increase in unrealized losses of  $42.7 million related to available-for-sale securities, net of taxes.
At December 31, 2016, our total stockholders’ equity was $380.7 million and tangible stockholders’ equity was $357.2 million. The decrease in both total and tangible stockholders’ equity at December 31, 2017 compared to December 31, 2016 was primarily due to the adjusted operating loss and exit costs in connection with the divestment of the U.K. business, offset by a $50.0 million capital contribution from existing investors.
Tangible stockholders’ equity is a non-GAAP financial measure. We define tangible stockholders’ equity as stockholders’ equity less goodwill and intangible assets, net of deferred tax assets. Our definition of tangible stockholders’ equity may not be comparable to that of other companies, and it should not be viewed as a substitute for stockholders’ equity calculated in accordance with GAAP. We use tangible stockholders’ equity internally to evaluate the strength of our balance sheet and to compare returns relative to this measure.
Stockholders’ equity at December 31, 2018, 2017 and 2016, reconciles to tangible stockholders’ equity as follows:
	December 31,
	2018	2017	2016
	(in thousands)
Stockholders’ equity	$389,830	$375,983	$380,654
Less: Intangible assets, net of deferred taxes	25,584	25,608	23,503
Tangible stockholders’ equity	$364,246	$350,375	$357,151
Book value per share	$64.82	$62.72	$69.53
Tangible book value per share	$60.57	$58.44	$65.23
Equity-based compensation
The board of directors of PGHL adopted the PGHL 2010 Equity Incentive Plan (the “2010 Plan”) in November 2010. The 2010 Plan provides for the ability to grant multiple types of equity-based awards to employees, officers and directors. Currently, the Company has outstanding restricted stock units (“RSUs”), restricted stock, and profit interests known as “P Shares”.
RSUs granted to employees vest at the rate of 50% on the first and second anniversaries of grant subject to continued employment and RSUs granted to non-employee directors vest immediately. RSUs are settled on the earliest to occur of the grantee’s: (i) death or disability, (ii) termination of service to ProSight, (iii) a “change of control” (as defined in the 2010 Plan) that constitutes a “change in control event” pursuant to Section 409A of the Code or (iv) for employees only, the fifth anniversary of the grant date. RSUs may be settled in either shares of common stock or cash, at the Company’s discretion. Accordingly, 16,800, 9,315 and 12,768 vested RSUs were converted into common shares of

ProSight Global Holdings Limited in December 31, 2018, 2017 and 2016, respectively. 84,875, 80,100 and 67,518 vested RSUs are yet to be converted into either shares of common stock or cash for the years ended December 31, 2018, 2017 and 2016, respectively.
Valuation of RSUs is computed using a market-based regression analysis that considers performance of the Company against the performance of designated peer companies. The Company records share-based compensation costs using the fair value of share awards. Compensation expense is recorded pro rata over the vesting period of the award. The fair value of non-vested RSUs is estimated on the date of grant and is amortized to compensation expense on a straight-line basis over the related vesting periods. The Company granted 0, 19,832 and 20,976 RSUs to employees through the 2010 Plan for the years ended December 31, 2018, 2017 and 2016, respectively. In addition, the Company granted 2,166, 2,250 and 2,250 RSUs to non-employee directors for the years ended December 31, 2018, 2017 and 2016, respectively. Future unvested expense regarding RSUs as of December 31, 2018, is $0.1 million.
The compensation cost charged against income for the 2010 Plan was $0.9 million, $1.5 million and $1.6 million for the years ended December 31, 2018, 2017 and 2016, respectively. The tax benefit recognized for the same was $0.2 million, $0.5 million and $0.6 million for the years ended December 31, 2018, 2017 and 2016, respectively.
A summary of the RSU transactions under the 2010 Plan is as follows:
	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Unvested at December 31, 2016	30,500	$73.68
Granted in 2017	22,082	71.87
Vested in 2017	(19,849)	73.23
Forfeited in 2017	(4,769)	72.65
Unvested at December 31, 2017	27,964	72.65
Granted in 2018	2,166	120.58
Vested in 2018	(21,185)	72.99
Forfeited in 2018	(390)	71.62
Unvested at December 31, 2018	8,555	$71.62

P Shares are subject to performance-vesting conditions and the grantee’s continued employment. The vesting conditions and terms and term of P Shares were amended on March 1, 2018. A pre-condition of vesting is the occurrence of a liquidity event, including change of control or public offering, upon which a percentage of unvested P Shares vest immediately based on specified incentive levels determined using the net proceeds implied or received by the principal stockholders. Any excess P Shares are then cancelled.
The compensation expense is calculated based on the fair value of the P Shares, determined using stock-option pricing modeling techniques, commensurate with the time of issuance or modification of the award. In 2016, 10,000 performance-based RSUs were granted that vest upon the occurrence of a liquidity event. Compensation cost of $4.4 million related to the P Shares modified as of March 1, 2018, and performance-based RSUs is currently not recognized in the consolidated statements of operations of the Company as a liquidity event has not occurred.
Dividend declarations
We did not declare any dividends in the years ended December 31, 2018, 2017 and 2016.

Investment portfolio
Our cash and invested assets consist of debt securities, cash and cash equivalents, short-term investments and alternative investments. At December 31, 2018, $29.9 million represented the cash and cash equivalents portion of our total cash and invested assets of  $1.7 billion. The majority of the portfolio, or $1.6 billion, was comprised of securities that are classified as available-for-sale and carried at fair value with unrealized gains and losses on these securities, net of applicable taxes, reported as a separate component of accumulated other comprehensive income. Also included in our investments were $182.6 million of alternative investments carried at fair value. Our securities, including cash equivalents, had a weighted average duration of 2.9 years and an average rating of “A” at December 31, 2018. Our investment portfolio had a gross return of 3.4% as of December 31, 2018, compared to 2.5% as of December 31, 2017. Our company has de minimis exposure to equity securities and municipal bonds.
	December 31, 2018
	Amortized Cost	Estimated Fair Value	% of Total Fair Value
	(in thousands)
Fixed rate securities:	$1,045,990	1,010,781	55.2%
Floating rate securities:	554,626	556,104	30.4%
Alternate available-for-sale:	129,139	126,497	6.9%
Total bonds	1,729,755	1,693,382	92.5%
Other investments:
Commercial levered loans	16,915	15,858	1.0%
Limited partnerships	53,432	53,432	2.9%
Short-term investments	36,661	36,661	2.0%
Cash and cash equivalents	29,900	29,900	1.6%
Total other investments	136,908	135,851	7.5%
Total investments	$1,866,663	1,829,233	100.0%

The table below presents the credit quality of our securities as of December 31, 2018, as rated by Standard & Poor’s Financial Services, LLC (“Standard & Poor’s”):
	December 31, 2018
Standard & Poor’s or Equivalent Designation	Estimated Fair Value	% of Total
	(in thousands)
AAA	$86,270	5.1%
AA	259,216	15.3%
A	512,164	30.2%
BBB	436,960	25.8%
Below BBB	398,772	23.5%
Total	$1,693,382	100%

The amortized cost and fair value of our available-for-sale investments in fixed maturity securities presented by contractual maturity as of December 31, 2018, were as follows:
	December 31, 2018
	Amortized Cost	Estimated Fair Value	% of Fair Value
	(in thousands)
Due in one year or less	$82,048	$81,553	4.8%
Due after one year through five years	613,707	602,223	35.6%
Due after five years through ten years	552,061	529,257	31.2%
Due after ten years	81,992	75,810	4.5%
Asset-backed securities	82,603	83,581	4.9%
Collateralized loan obligations	161,421	156,913	9.3%
Commercial mortgage backed securities	55,980	53,843	3.2%
Residential mortgage backed securities – non-agency	68,594	79,551	4.7%
Residential mortgage backed securities – agency	31,348	30,651	1.8%
Total fixed maturities	$1,729,755	$1,693,382	100.0%

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the lenders may have the right to put the securities back to the borrower.
Restricted investments
In order to conduct business in certain states, we are required to maintain letters of credit or assets on deposit to support state-mandated insurance regulatory requirements and to comply with certain third-party agreements. Assets held on deposit or in trust accounts are primarily in the form of cash or certain high-grade securities. The fair value of our restricted assets was $547.1 million at December 31, 2018 compared to $489.2 million at December 31, 2017 due to an increase of $53.4 million in reinsurance collateral trusts and $4.5 million in state deposits.
Off-balance sheet arrangements
As part of the 2017 sale transaction to divest our U.K. business, we entered into Aggregate Stop-Loss and 100% Quota Share reinsurance agreements as reinsurer, with Lloyd’s Syndicate 1110 as our reinsured and committed to fund Lloyd’s Syndicate 1110’s “Funds At Lloyd’s” requirements until June 30, 2020, though such Funds at Lloyd’s obligations would effectively terminate when the 2017 Year of Account completes a “Reinsurance to Close” transaction, which is expected by March 2020. We entered into a Letter of Credit facility arranged to fulfill a portion of these requirements. The facility has a principal amount of  £17.7 million and contains certain covenants that require us, among other items, to maintain a minimum net worth, to remain within maximum leverage ratios, meet a minimum RBC ratio and maintain specified liquidity levels.

Reconciliation of Non-GAAP Financial Measures
Reconciliation of underwriting income
Underwriting income is a non-GAAP financial measure that we believe is useful in evaluating our underwriting performance without regard to investment income. Underwriting income represents the pre-tax profitability of our insurance operations and is derived by subtracting losses and LAE and underwriting, acquisition and insurance expenses from net earned premiums. We use underwriting income as an internal performance measure in the management of our operations because we believe it gives us and users of our financial information useful insight into our results of operations and our underlying business performance. Underwriting income should not be considered in isolation or viewed as a substitute for net income calculated in accordance with GAAP, and other companies may calculate underwriting income differently.
Net income for the years ended December 31, 2018, 2017 and 2016, reconciles to underwriting income as follows:
	Year Ended December 31,
($ in thousands)	2018	2017	2016
Net income (loss)	$53,729	$(6,904)	$(20,733)
Income tax expense (benefit)	13,389	38,233	(23,988)
Income (loss) before taxes	67,118	31,329	(44,721)
Net investment income	(55,971)	(36,196)	(28,052)
Net investment gains (losses)	(1,557)	4,204	(6,147)
Interest and other expense, net	11,704	11,272	11,068
Underwriting income (loss)	$24,409	$2,201	$(55,559)

Reconciliation of adjusted operating income
Adjusted operating income is a non-GAAP financial measure that we use as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and underlying business performance, by excluding items that are not part of our underlying profitability drivers or likely to re-occur in the foreseeable future. Adjusted operating income should not be considered in isolation or viewed as a substitute for our net income calculated in accordance with GAAP. Other companies may calculate underwriting income differently.
Adjusted operating income for the years ended December 31, 2018, 2017 and 2016, reconciles to net income as follows:
	Year Ended December 31,
($ in thousands)	2018	2017	2016
Net income (loss)	$53,729	$(6,904)	$(20,734)
Income tax expense (benefit)	13,389	38,233	(23,988)
Income (loss) before taxes	67,118	31,329	(44,722)
Net investment gains (losses)	(1,557)	4,204	(6,147)
Adjusted operating income (loss) before taxes	68,675	27,125	(38,575)
Income tax expense (benefit)	13,389	38,233	(23,988)
Effect on TCJA income tax expense (benefit)	—	25,100	—
Adjusted operating income tax expense (benefit)	13,389	13,133	(23,988)
Adjusted operating income (loss)	$55,286	$13,992	$(14,587)

Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in interest rates, equity prices, foreign currency exchange rates and commodity prices. The primary components of market risk affecting us are credit risk and interest rate risk. We do not have significant exposure to equity risk, foreign currency exchange rate risk or commodity risk.
Credit risk
Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of debt instruments. Our risk management strategy and investment policy is to primarily invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer. At December 31, 2018, our securities portfolio had an average rating of  “A,” with approximately 66.2% of securities in that portfolio rated “A” or better by at least one nationally recognized rating organization. Our policy is to invest in investment-grade securities and to limit investments in fixed maturities that are unrated or rated below investment-grade. At December 31, 2018, approximately 7.4% of our securities portfolio was unrated or rated below investment-grade. We monitor the financial condition of all of the issuers of securities in our portfolio.
In addition, we are subject to credit risk with respect to our third-party reinsurers. Although our third-party reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. We address this credit risk by selecting reinsurers that generally have an A.M. Best rating of  “A-” (Excellent) or better at the time we enter into the agreement and by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment, including commutation, novation and letters of credit.
Interest rate risk
Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The primary market risk to our investment portfolio is interest rate risk associated with investments in securities. Fluctuations in interest rates have a direct effect on the market valuation of these securities. When market interest rates rise, the fair value of our securities decreases. Conversely, as interest rates fall, the fair value of our securities increases. We manage this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio in directional relation to the duration of our reserves. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our fixed income investment portfolios after consideration of the estimated duration of our liabilities and other factors. The effective weighted average duration of the portfolio, including cash equivalents, was 2.9 years as of December 31, 2018.

We had securities that were subject to interest rate risk with a fair value of  $1.7 billion at December 31, 2018 and $1.5 billion at December 31, 2017. The table below illustrates the sensitivity of the fair value of our securities to selected hypothetical changes in interest rates as of December 31, 2018 and 2017.
	December 31, 2018			December 31, 2017
	Estimated Fair Value	Estimated Change in Fair Value	Estimated % Increase (Decrease) in Fair Value	Estimated Fair Value	Estimated Change in Fair Value	Estimated % Increase (Decrease) in Fair Value
	($ in thousands)
200 basis points increase	$1,600,239	$(93,143)	(5.5)%	$1,376,647	$(107,784)	(7.3)%
100 basis points increase	$1,645,364	$(48,018)	(2.8)%	$1,428,390	$(56,041)	(3.8)%
No change	$1,693,382	—	—	$1,484,431	—	—
100 basis points decrease	$1,744,292	$50,910	3.0%	$1,544,770	$60,399	4.1%
200 basis points decrease	$1,798,095	$104,713	6.2%	$1,609,406	$124,975	8.4%
Changes in interest rates will have an immediate effect on comprehensive income and stockholders’ equity but will not ordinarily have an immediate effect on net income. Actual results may differ from the hypothetical change in market rates assumed in the table above. This sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.
Critical Accounting Estimates
We identified the accounting estimates which are critical to the understanding of our financial position and results of operations. Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect our reported amounts of assets, liabilities, revenues and expenses and the disclosure of our material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements. We evaluate our estimates regularly using information that we believe to be relevant. For a detailed discussion of our accounting policies, see the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.
Reserves for unpaid losses and LAE
The reserves for unpaid losses and LAE are the largest and most complex estimate in our consolidated balance sheet. The reserves for unpaid losses and LAE represent our estimated ultimate cost of all unreported and reported but unpaid insured claims and the cost to adjust these losses that have occurred as of or before the balance sheet date. The loss reserves are not discounted, with the exception of certain workers’ compensation claims loss reserves. The amounts of discount related to workers’ compensation reserves were $37.0 million, $34.2 million and $29.3 million at December 31, 2018, 2017 and 2016, respectively.
Those estimates are based on our historical information blended with industry and peer group information and our estimates of future trends in variable factors such as loss severity, loss frequency and other factors such as inflation. We review our estimates quarterly and adjust them as necessary as experience develops or as new information becomes known to us. Even after such adjustments, ultimate liability may exceed or be less than the revised estimates. Accordingly, the ultimate settlement of losses and LAE may vary significantly from the estimate included in our consolidated financial statements.

We categorize our reserves for unpaid losses and LAE into two types: case reserves and incurred but not reported (“IBNR”). Our gross reserves for losses and LAE at December 31, 2018 were $1.4 billion, and of this amount, 69.8% related to IBNR. Our net reserves for losses and LAE at December 31, 2018 were $1.2 billion, and of this amount, 67.8% related to IBNR.
Our gross reserves for losses and LAE at December 31, 2017 were $1.3 billion, and of this amount, 65.5% related to IBNR. Our net reserves for losses and LAE at December 31, 2017 were $1.1 billion, and of this amount, 63.6% related to IBNR.
Our gross reserves for losses and LAE at December 31, 2016 were $1.2 billion, and of this amount, 61.6% related to IBNR. Our net reserves for losses and LAE at December 31, 2016 were $1.0 billion, and of this amount, 63.4% related to IBNR.
The following tables present our gross and net reserves for unpaid losses and LAE at December 31, 2018, 2017, and 2016:
	December 31, 2018
	Gross	% of Total	Net	% of Total
	($ in thousands)
Case reserves	$422,231	30.2%	$390,025	32.2%
IBNR	974,581	69.8%	821,492	67.8%
Total	$1,396,812	100.0%	$1,211,517	100.0%

	December 31, 2017
	Gross	% of Total	Net	% of Total
	($ in thousands)
Case reserves	$434,478	34.5%	$384,426	36.4%
IBNR	823,759	65.5%	672,655	63.6%
Total	$1,258,237	100.0%	$1,057,081	100.0%

	December 31, 2016
	Gross	% of Total	Net	% of Total
	($ in thousands)
Case reserves	$448,145	38.4%	$361,850	36.6%
IBNR	718,474	61.6%	628,118	63.4%
Total	$1,166,619	100.0%	$989,968	100.0%

Case reserves are established for individual claims that have been reported to us. We are notified of losses by our insureds or their brokers. Based on the information provided, we establish case reserves by estimating the ultimate losses from the claim, including defense costs associated with the ultimate settlement of the claim. Our claims department personnel use their knowledge of the specific claim along with advice from internal and external experts, including underwriters and legal counsel, to estimate the expected ultimate losses. In limited circumstances, we utilize the services of two TPAs to assist in the adjustment of workers’ compensation claims. Our internal claims managers oversee TPA activities and monitor their individual claim handling activities to prescribed ProSight standards. Our MGUs do not handle claims, and these TPAs are not affiliated with our distribution partners.
Our IBNR reserves are developed in accordance with Actuarial Standards of Practice promulgated by the American Academy of Actuaries. Our reserve review utilizes several accepted loss reserving methods to arrive at our best estimate of loss reserves. We give consideration to the relative strengths and weaknesses of each of the methods in deriving our actuarial best estimate of the liabilities. Where we have limited years of loss experience compared to the period over which we expect losses to be reported, we use industry and/or peer-group data in addition to our own data as a basis for selecting the parameters underlying our reserving methods. We monitor loss emergence daily. We carefully consider other internal or external factors such as underwriting, claims handling, economic, or environmental changes that could adversely affect the accuracy of the assumptions underlying our standard actuarial methods and when necessary we will adjust these assumptions, methods, and/or procedures to ensure that they appropriately reflect these changing conditions.
Our Reserve Committee includes our Chief Actuary, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Underwriting Officer, Chief Claim Officer. The Reserve Committee meets quarterly to review the actuarial reserving recommendations made by the Chief Actuary. In establishing the actuarial recommendation for the reserves for losses and LAE, our actuary’s estimate of the current Initial Expected Loss Ratio (“IELR”) is derived from the pricing IELR at the niche level. Our reserve estimate is derived from our proprietary reserving model that calculates a point estimate for our ultimate losses. Although we believe that our assumptions and methodology are reasonable, our ultimate payments may vary, potentially materially, from the estimates we have made.
In addition, we retain an independent external actuarial firm to perform an annual loss reserve analysis. The independent actuarial firm is not involved in the establishment and recording of our loss reserve. The independent actuarial firm prepares its own estimate of our reserves for loss and LAE, and we review their estimate to the reserves for losses and LAE reviewed and approved by the Reserve Committee.
The table below quantifies the impact of potential reserve deviations from our carried reserve at December 31, 2018. We applied sensitivity factors to incurred losses for the three most recent accident years and to the carried reserve for all prior accident years combined. We believe that potential changes such as these would not have a material impact on our liquidity.
Sensitivity	Accident Year	Net Ultimate Loss and ALAE Sensitivity Factor	December 31, 2018		Potential Impact on 2018
			Net Ultimate Incurred Losses and ALAE	Net Loss and ALAE Reserve	Pre-tax income(1)	Stockholders’ Equity
	($ in thousands)
Sample increases	2018	10.0%	$422,104	$377,092	$(42,210)	$(33,346)
	2017	5.0%	361,299	245,095	(18,065)	(14,271)
	2016	2.5%	406,204	201,615	(10,155)	(8,023)
	Prior	2.5%		355,260	(8,882)	(7,017)
Sample decreases	2018	(10.0)%	422,104	377,092	42,210	33,346
	2017	(5.0)%	361,299	245,095	18,065	14,271
	2016	(2.5)%	406,204	201,615	10,155	8,023
	Prior	(2.5)%		355,260	8,882	7,017

(1)
In 2018, the effective rate was consistent with the U.S. corporate income tax rate of 21% adopted due to the TCJA.

Reserve development
The amount by which estimated losses differ from those originally reported for a period is known as “development.” Development is unfavorable when the losses ultimately settle for more than the amount reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable development of loss reserves in the results of operations in the period the estimates are changed.
During the year ended December 31, 2018, our net incurred losses for accident years 2017 and prior developed favorably by $5.0 million. The favorable development of  $5.0 million for the year ended December 31, 2018, was driven primarily by $14.7 million in Workers Compensation line and $15.6 million in Commercial Auto line, partially offset by $16.5 million adverse development in General Liability line. Lower than expected claim severity continued to be the main driver of the favorable development in Workers Compensation line in the period of which $8.0 million came from 2014 to 2016 accident years in the primary Workers Compensation line and $6.7 million came from 2014 – 2015 accident years in the excess coverage of the Workers Compensation line. Favorable development in the Commercial Auto line was driven mainly by the 2013 to 2016 accident years where severity trends of the previous two calendar year periods started to reverse itself in every niche within the Commercial Auto line. The $16.5 million adverse development in the General Liability line primarily related to 2013 to 2015 accident years due to higher than expected liability severities in the Construction and Media lines of business.
Adverse development of  $20.3 million for the year ended December 31, 2017, was driven primarily by $33.2 million in the Commercial Auto line which consisted of several niches that are now terminated and $8.4 million in the Commercial Multi-Peril line within the All Other Lines category. Adverse development in the Commercial Auto and Commercial Multi-Peril lines of business were driven primarily by higher than expected frequency and severity. These were offset by favorable development in Workers’ Compensation of  $12.4 million due to lower than expected claim severity for accident years 2016 and prior.
Adverse development of  $60.1 million in estimated losses and loss expenses for claims occurring in prior years for the year ended December 31, 2016, was primarily driven by unfavorable development from niches in the Commercial Auto and General Liability lines of business. Adverse development in Commercial Auto was primarily related to 2013 to 2015 accident years driven by higher than expected frequency and severity in terminated niches focused on trucking. Adverse development in the General Liability line was primarily related to 2011 to 2013 accident years driven by a higher than expected frequency of large losses which resulted in a higher than expected claim severity for the calendar period.
Goodwill and Intangible Assets
On November 23, 2010, the Company acquired 100% of NYMAGIC’s outstanding common stock for a cash price of  $25.75 per share or approximately $231.9 million. The acquisition of NYMAGIC provided a platform through which the Company could issue insurance policies. The fair value of net assets acquired amounted to $220.0 million after fair value adjustments of  $9.5 million. The cash purchase price paid in excess of the fair value of net assets acquired was equal to goodwill of $11.9 million.
Intangible assets acquired include the value of licenses, trade names, agency relationships, non-compete agreements, renewal rights, and valuation of business acquired. Intangible assets acquired included $17.1 million, which are not subject to amortization, and $13.6 million that amortizes over a period of 2 to 15 years. Of the $13.6 million intangible assets acquired, $0.2 million remain to be amortized at December 31, 2018.
Investments
Fair value measurements
The Company has established a framework for valuing financial assets and financial liabilities. The framework is based on a hierarchy of inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company’s significant market assumptions. The standard describes three levels of inputs that may be used to measure fair value and categorize the assets and liabilities within the hierarchy:

Level 1 — Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These prices generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.
Level 2 — Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, nonbinding quotes in markets that are not active for identical or similar assets and other market observable inputs (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.).
Level 3 — Fair value is based on at least one or more significant unobservable inputs that are supported by little or no market activity for the asset. These inputs reflect the Company’s understanding about the assumptions market.
The Company generally obtains valuations from third-party pricing services and/or security dealers for identical or comparable assets or liabilities by obtaining nonbinding broker quotes (when pricing service information is not available) in order to determine an estimate of fair value. The Company bases all of its estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm’s-length transaction.
Impairment
Management reviews fixed income securities for other-than-temporary impairments (“OTTI”) based upon quantitative and qualitative criteria that include, but are not limited to, downgrades in rating agency levels for securities, the duration and extent of declines in fair value of the security below its cost or amortized cost, interest rate trends, the Company’s intent to sell or hold the security, market conditions, and the regulatory environment for the security’s issuer.
The Company may also consider cash flow models and matrix analyses in connection with its OTTI evaluation. The Company will record credit impairment in the consolidated statements of operations and comprehensive loss when the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. In addition, any portion of such decline to arise from factors other than credit is recorded as a component of other comprehensive income (“OCI”).
Deferred income taxes
We record deferred income taxes as assets or liabilities on our balance sheet to reflect the net tax effect of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax assets and liabilities are measured by applying enacted tax rates in effect for the years in which such differences are expected to reverse. Our deferred tax assets result from temporary differences primarily attributable to loss reserves, unearned premium reserves and net adjusted operating losses from prior periods. Our deferred tax liabilities result primarily from unrealized gains in the investment portfolio and deferred acquisition costs. We review the need for a valuation allowance related to our deferred tax assets each quarter. We reduce our deferred tax assets by a valuation allowance when we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The assessment of whether or not a valuation allowance is needed requires us to use significant judgment. See Note 12, “Income Taxes” in our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our deferred tax assets and liabilities.
On December 22, 2017, the President of the United States signed into law the TCJA. The legislation significantly changes U.S. tax law by, among other things, lowering corporate income tax rates from 35% to 21%, effective January 1, 2018. U.S. GAAP requires companies to recognize the effect of tax law changes in the period of enactment.

The SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. The TCJA did not specify the application of certain elements of the legislation and the U.S. Treasury has yet to issue interpretive guidance to specify the loss payment patterns and the corporate bond yield curve under the new law for 2018. The Company has recognized a provisional tax impact of  $9.0 million related to the transition adjustment for loss discounting which has been included in its components of deferred tax assets and liabilities as part of its consolidated financial statements for the year ended December 31, 2017. The ultimate impact may differ from these provisional amounts due to, among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued, and actions the Company may take as a result of the TCJA. The accounting is expected to be complete when the U.S. Treasury issues further guidance.
Reinsurance
The Company’s insurance subsidiaries participate in various reinsurance agreements. The Company uses various types of reinsurance, including quota share, excess of loss and facultative agreements, to spread the risk of loss among several reinsurers and to limit its exposure from losses on any one occurrence. Any recoverable due from reinsurers is recorded in the period in which the related gross liability is established. Reinsurance reinstatement premiums are incurred by the Company based upon the provisions of the reinsurance contracts. In the event of a loss, the Company may be obligated to pay additional reinstatement premiums under its excess of loss reinsurance treaties. In such instances, the respective reinstatement premium is expensed immediately. The Company accounts for reinsurance receivables and prepaid reinsurance premiums as assets. The Company maintains an allowance for doubtful accounts, which includes amounts in dispute, amounts due from insolvent or financially impaired companies and other balances deemed uncollectible. Management continually reviews and updates such estimates. Profit commission revenue derived from reinsurance transactions is recognized when such amounts become earned as provided in the treaties with the respective reinsurers.
Recent Accounting Pronouncements
In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income. ASU 2018-02 allows a one-time reclassification from accumulated other comprehensive income (“AOCI”) to retained earnings for the stranded tax assets that were created in AOCI from the enactment of the TCJA. The Company elected to early adopt this guidance in 2017 using a portfolio method, which resulted in a decrease of  $1.6 million in AOCI and a corresponding increase in retained earnings, that was associated with net unrealized gains on our investment portfolio resulting from the enactment of the TCJA.
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the second step of the two part goodwill impairment test, which required entities to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. Under the new guidance, a goodwill impairment is calculated as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The amendments in this update should be applied on a prospective basis for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company adopted ASU 2017-04 in the fourth quarter of 2018 and it did not have a material impact.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash. ASU 2016-18 requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 shall be applied retrospectively and is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has elected to early adopt ASU 2016-18. The adoption of ASU 2016-18 had no impact on cash used in or provided by operating, investing or financing activities on the consolidated statements of cash flows as the Company had previously included restricted cash in its cash and cash equivalents amounts.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 adds or clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows, including, but not limited to: (i) debt prepayment or debt extinguishment costs; (ii) proceeds from the settlement of corporate-owned life insurance policies including bank-owned life insurance policies; (iii) distributions from equity method investees; and (iv) separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has elected to early adopt ASU 2016-15 on its consolidated statements of cash flows and it did not have a material impact.
In May 2015, the FASB issued ASU 2015-09, Financial Services — Insurance, Disclosures about Short-Duration Contracts. ASU 2015-09 requires companies that issue short duration contracts to disclose additional information, including: (i) incurred and paid claims development tables; (ii) frequency and severity of claims; and (iii) information about material changes in judgments made in calculating the liability for unpaid claim adjustment expenses, including reasons for the change and the effects on the financial statements. The Company adopted this guidance in the fourth quarter of 2017 and included the related disclosures in Note 11, “Insurance Operations.”
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company has adopted this guidance in the fourth quarter of 2018 and evaluated that there is an immaterial impact on the consolidated statement of operation or financial position because insurance contracts and lease contracts are specifically excluded from the scope of ASU 2014-09.

Business
Our Company and Business Overview
We are an entrepreneurial specialty insurance company that since our founding in 2009 has built products, services and solutions with the goal of significantly improving the experience and value proposition for our customers. In our view, property and casualty insurance companies and the independent agents who typically distribute their products have operated under a model where carriers have little direct connectivity to their customers and as a result, often have a limited ability and incentive to understand and service customers’ needs, or to innovate and adapt as those insurance needs change. As such, insurance products have often been viewed by customers as a commodity and the value they provide has historically been difficult for customers to accurately assess. However, technological advances better allow customers to discern and demand value, and we believe the ability of the industry to respond to this changing customer dynamic has become increasingly challenged. In light of this, we founded ProSight, with capital commitments from affiliates of each of Goldman Sachs and TPG as a different type of insurer that leverages customized technology infrastructure, underwriting expertise and unique niche focus to develop products, services and solutions that deliver distinct value to customers in the manner they prefer.
Our Company is led by a highly experienced and entrepreneurial team with decades of insurance leadership experience at ProSight and other leading insurers. We write property and casualty insurance with a focus on underwriting specialty risks by partnering with a select number of distributors, often on an exclusive basis. We have a diverse business mix covering specialty niches within the seven customer segments in which we operate. We market and distribute our insurance product offerings in all 50 states on both an admitted and non-admitted basis. We are focused on delivering consistent underwriting profitability with low volatility of underwriting results.
For the year ended December 31, 2018, we wrote $895.1 million in GWP, had a loss and LAE ratio of 59.5% and our stockholders’ equity was $389.8 million. For the year ended December 31, 2017, we wrote $836.3 million in GWP, had a loss and LAE ratio of 64.6% and our stockholders’ equity was $376.0 million. We focus on profitable growth, having generated a return on equity of 14.0% for the year ended December 31, 2018.
We currently underwrite risks across seven customer segments, which represent various sub-sectors of the broader economy. Within each customer segment, we carefully identify underserved niches where we have strong expertise while avoiding easily commoditized segments within the market. Typically we only engage with one distribution partner for a given niche and endeavor to work jointly with distribution partners in developing products, services, and solutions that serve the ultimate needs of our customers. This allows our distribution partners to go to market with a differentiated set of products and solutions to attract customers and expand their businesses. In addition to working with a select group of third party distribution partners, we have developed two additional channels that are designed to enable us to engage with our customers and grow our business. ProSight Specialty Insurance Brokerage is our owned brokerage arm and ProSight Direct is our proprietary, online direct-to-customer platform. Each niche is highly specialized and we utilize the distribution channel that is most suited to serve that particular niche while remaining committed to high underwriting standards.
We currently write insurance coverage in seven customer segments across a broad range of specialty lines of business. Our customer segments currently include: Media and Entertainment, Real Estate, Professional Services, Transportation, Construction, Consumer Services and Marine and Energy. Within each customer segment, we have multiple niches which represent similar groups of customers. We believe having deep expertise in these niches across our organization is critical and therefore, we have aligned various functional areas at the niche level, including underwriting, operations and claims. We focus on small- and medium-sized customers, a market segment which we believe has been, and will continue to be, less affected by intense competitive dynamics of the broader property and casualty insurance industry.

Over time, the composition of business within our customer segments evolves as we identify certain niches that present opportunities to develop distinct customer solutions with attractive profit potential and others that were at one time attractive but may become less so. We believe our ability to remain nimble during changing market conditions is one of our key competitive advantages.
The following exhibit illustrates our customer segments and corresponding niches, and presents the GWP and percentage of total GWP written in 2018 within each of our customer segments and “Other”.
Note:
“Other” includes GWP from exited niches and consists of  (1) primary and excess workers’ compensation coverage for Self-Insured Groups (including fronting reinsurance arrangements in which all GWP are ceded to a third party reinsurer), (2) niches exited in prior fiscal years primarily focused on commercial auto liability exposure such as Long Haul Trucking, Towing, Chauffeured Transportation, Settlement Carriers and Pizza Delivery, and (3) mandatory participation in industry pools.

We operate primarily in casualty lines and have limited exposure to property catastrophe risks. Catastrophe losses have affected our overall loss and LAE ratio by 1.2% on average over the last five years. We actively use ceded reinsurance across our book of business to reduce our overall risk position and to protect our capital. We write minimal assumed reinsurance business, with 99.4% of our GWP for 2018 written on a direct basis.
The following exhibit illustrates our mix of business by GWP from all customer segments across each of our lines of business and distribution channels.
2018 GWP from Customer Segments by Line of Business	2018 GWP from Customer Segments by Distribution Channels

Total 2018 GWP from Customer Segments: $770.9 million
Technology is a critical component of our business and we have purposefully developed an efficient, flexible and scalable operating platform. This enables us to respond to market opportunities in a targeted fashion, developing tailored systems that serve distribution partners and customers in our niche lines. The key features of our technology, which support our business model are: (1) We are not burdened by multiple legacy systems and are therefore able to quickly respond to changing industry dynamics and focus our IT investments on innovation rather than maintaining obsolete systems. (2) Our core customer-facing policy administration and billing systems, “ProSight Premiere”, have been architected and developed by us, and are internally maintained, to meet the needs of our growing insurance business. (3) Through our exclusive enterprise data warehouse and financial reporting system “ProSight Climber GPS”, we have the ability to access and mine data to manage our business and help inform our underwriting and reserving decisions on a real-time basis. (4) Our API-enabled core systems and strong mobile development capabilities allow our customers and agents to interact with us in an easy and efficient manner. Our interactive platform, ProSight Online, is available to all of our customers and allows them to view policy, billing, claims and loss information, all from a mobile device. (5) Our unified cloud infrastructure enables us to operate our platform efficiently, deploy new services rapidly, and scale for the future.
Industry Overview
The U.S. Property & Casualty (“P&C”) insurance industry, the largest P&C market in the world, generated approximately $642 billion in direct premiums written in 2017 according to A.M. Best. Property insurance covers the insured for losses to the insured’s property, while casualty insurance covers the insured against claims from third parties. The “tail” of an insurance policy provides a perspective on the expected time from when a premium is received to when a claim is ultimately settled and paid. Property insurance is typically considered “short tail” while casualty insurance is generally considered medium to long tail. Longer-tail policies are more susceptible to litigation and can be significantly affected by changing policy interpretations and a changing legal environment. Due to these factors, the estimation of loss reserves for casualty business generally involves a higher degree of judgment than for property business. As of December 31, 2018, 87.8% of our GWP were from casualty lines of business.

Within the P&C industry, we operate in the specialty insurance market. Although no standard definition for the specialty market exists, Standard & Poor’s Ratings Services indicates that the following lines of business or exposure profiles exemplify the space: high-hazard or nonstandard insurance, niche market segments, tailored underwriting, and both admitted and E&S lines. Given specialty insurers’ ability to write unique and/or emerging risks, competition in the specialty insurance market is predicated less on price and more on other considerations such as availability, terms of coverage, customer service and underwriting expertise.
Many specialty insurers offer both admitted and excess and surplus (“E&S”) products, depending on the market conditions and regulatory requirements. Admitted products’ rates and forms are highly regulated, and coverages tend to be standardized. Admitted carriers are subject to assessments by state insurance departments and are backed by the state guarantee fund, up to a limit set by the state. Admitted products are often easier for agents or brokers to sell, as most states require that the agent or broker try to obtain coverage on behalf of the insured from a specified number of admitted carriers before insurance can be placed in the non-admitted market. For the year ended December 31, 2018, 82.6% of our direct premiums written were attributable to admitted products.
Non-admitted products, also referred to as E&S products, focus on lines of business and geographic locations where admitted insurers provide limited underwriting capacity. The admitted market’s limited appetite for such coverage is often driven by the insured’s unique risk characteristics, the perils involved, the nature of the business, and the insured’s loss experience. E&S carriers are not subject to the same degree of regulatory oversight as admitted carriers, and E&S business is underwritten with more flexible policy forms and rates, which can result in more restrictive and expensive coverages. E&S carriers generally are only permitted to underwrite business once coverage has been denied in the admitted market. For the year ended December 31, 2018, 17.4% of our direct premiums written were attributable to E&S products.
The majority of underwriting in the specialty insurance market is in commercial lines, although some personal lines coverage is also written. Commercial lines provide insurance coverage to business enterprises, while personal lines provide insurance coverage to individuals. For the year-ended December 31, 2018, 100% of our direct premiums written were from specialty commercial lines.
The distribution of commercial specialty insurance products is typically different than that of either standard commercial lines or personal lines. Given the unique nature of many specialty risks and the specific expertise required, specialty commercial products often have multiple layers of distribution channels. As an example, a commercial enterprise seeking coverage may contact a retail broker, but given the unique circumstances of that enterprise and the risks required to be insured, other specialist distributors may need to be involved to adequately place the risk. These other distributors can be wholesalers, MGUs or managing general agents. The additional layers of distribution generally mean the aggregate commissions paid on specialty commercial lines policies are greater than those of other types of P&C insurance.

Our Competitive Strengths
We believe that the following competitive strengths have supported our success to date and provide a foundation for future growth:
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Focus on profitable niches of the market where we have industry leading expertise and can deliver value to our customers.   We have been selective in developing our niches within customer segments for which we have in-house expertise and will continue to focus on providing differentiated products, services and solutions that truly serve customer needs and offer attractive and profitable growth opportunities. We have a strong focus on fragmented and underserved markets which we believe have an attractive risk-adjusted return profile. We choose to avoid markets that are susceptible to commoditization by incumbent industry participants. We have specific and unique expertise such as underwriting knowledge and data, loss mitigation techniques, customer access, and claims handling for each niche that we believe are difficult to replicate. We believe that this expertise enables us to accurately price risk and deliver profitable underwriting results. We have aligned our organization accordingly such that our underwriting, operational and claims personnel are dedicated to specific niches within a given customer segment, which differentiates us and we believe is an important component of our financial performance. Our niche focus provides several important benefits to our underwriting results:

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Homogeneous Insureds.   We believe that the inherent homogenous nature of insureds within a relatively narrow and descriptive niche means that collectively the actuarial result will be more credible and more susceptible to analysis, should results suggest that improvements or changes are required.

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Expertise in Execution.   Unlike many of our competitors, our communication is delivered directly to the underwriter or MGU who deals exclusively with the applicable customer rather than through layers of generic management and geographic leadership teams to underwriters that only occasionally touch such a niche.

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Predetermined Aggregations and Exposure Profiles at the Niche Level.   When we launch a new niche, significant diligence and research is performed. This allows us to impose aggregation limits, price targets for catastrophic loss loads and/or buy appropriate reinsurance before the first account is written in the niche, which we believe results in a more predictable and profitable growth pattern for our niches.

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Creation of products, services and solutions that deliver a high value proposition to our customers.   We believe we will continue to succeed by proactively developing what we refer to as “differentiators,” which can be in the form of products, services, or solutions that are tailored to our customers. We often partner with our customers and distributors when developing differentiators and leverage their particular knowledge of their own needs and the needs of their customers, respectively. Unlike typical insurance companies, we co-own the intellectual property associated with the differentiators developed with our distributors during the term of our contractual relationships, allowing for a better alignment of incentives. We have dozens of differentiators across our niches, with many differentiators applicable to multiple niches. Examples of our differentiators include a customer solution called SecureFleet®, which provides video camera devices for commercial vehicles to monitor driver behavior and manage claim activity. This solution is available to customers across multiple niches and customer segments. In our Media and Entertainment customer segment, we have a differentiator called Complete®, which is the industry’s first comprehensive film completion guaranty that combines insurance coverage with a completion bond. We believe our customers place meaningful value on the collective offering of differentiators we provide, which distinguishes us in the market. In addition, we aim for and achieve an exceptional customer service experience, as supported by thousands of survey responses since June 2017 with 86% rating the experience as “awesome” and 98% as “awesome” or “good”.

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Sophisticated underwriting tools that deliver prompt underwriting responses and profitable results.   We have developed a multi-faceted pricing strategy that is tightly integrated into niche development, from inception to maturity. Pricing begins when a new niche is identified and submitted for internal review and approval by underwriting and actuarial management, which we believe produces a filtering mechanism that helps us pursue only the opportunities best aligned with our strategy. For those niches that make it through the submission process, targets and metrics are established immediately to monitor the early development of the niche. We believe such monitoring allows for early detection of anomalies which can then quickly be remedied by the underwriting team. We employ our ProSight Climber GPS application to conduct such monitoring and review of our underwriting and reserving decisions on a real-time basis, which we believe is a competitive advantage. Each niche undergoes a detailed annual pricing analysis that is utilized in the niche review process. These reviews incorporate a wide range of inputs such as trend, development, price change, underwriting changes, and claims results. We are highly selective in choosing which new opportunities to pursue; we estimate that we decline approximately 80% of the opportunities we evaluate. We believe that this comprehensive and collaborative approach results in profitable growth for us.

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Long-standing and selective relationships with our distribution partners.   We have designed an innovative distribution model with a highly targeted customer focus by engaging a limited number of distribution partners. For each niche, we partner with either a single or a select group of specialist distributors who have a deep understanding of our customers and their risk profiles. Each of our distribution partners undergoes a rigorous due diligence process before they are selected. In many of our niches, our agency and brokerage agreements contain provisions in which we agree to work with a particular distribution partner on a mutually exclusive basis. Our goal is to structure distribution relationships so that we are aligned with the distributor towards achieving scale and underwriting profit in our customer segments, and they are compensated accordingly. By offering exclusivity and an aligned compensation structure, we incentivize our distributors to deliver value to our customers and offer them an advantage over generalist agents.

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Highly entrepreneurial culture and management team with a track record of success.   We have a seasoned and entrepreneurial management team with decades of experience. Each member of our management team has served in a senior leadership role at a major insurance company prior to joining ProSight. Our current leadership team has founded and built ProSight from the ground up and has strong alignment of interest with shareholders.

Our Chairman and Chief Executive Officer, Joseph J. Beneducci, is the founder of ProSight and has been recognized with multiple awards for being an outstanding entrepreneur. Mr. Beneducci’s experience in the insurance industry spans more than 28 years across a wide array of underwriting and leadership responsibilities. Prior to founding ProSight in 2009, he was the Chief Executive Officer of Fireman’s Fund Insurance Company and previously spent ten years at Chubb Limited in various leadership and underwriting positions.
Our Chief Operating Officer, Lawrence Hannon, is a founding member of ProSight and is responsible for our field underwriting, brokerage, business development, customer experience, direct-to-consumer and marketing areas. Mr. Hannon has more than 28 years of underwriting and operational experience in the insurance industry. Prior to joining ProSight, Mr. Hannon was the Chief Sales & Marketing Officer at Fireman’s Fund Insurance Company and previously spent fourteen years at Chubb Limited in various leadership and underwriting positions.
Our Chief Underwriting Officer, Robert Bailey, is a founding member of ProSight and responsible for underwriting and reinsurance. Mr. Bailey has more than 29 years of underwriting experience in the insurance industry. Prior to joining ProSight, Mr. Bailey was the Chief Underwriting Officer of Commercial Lines at Fireman’s Fund Insurance Company and previously spent seven years at Cigna in various leadership and underwriting positions.
Our Chief Financial Officer, Anthony S. Piszel, joined ProSight in 2012. Mr. Piszel has more than 38 years of experience in the financial services industry including as Chief Financial Officer of public companies. He previously was Chief Financial Officer at CoreLogic, First American Corporation, Freddie Mac, and Health Net, Controller of Prudential Financial and Audit Partner at Deloitte & Touche. Mr. Piszel also served as a practice fellow at the Financial Accounting Standards Board.
Our Chief Legal Officer, Frank D. Papalia, joined ProSight in 2011. Mr. Papalia has over 32 years of legal and business experience in the insurance industry and, prior to joining ProSight, served as General Counsel and Member of the Management Board of PARIS RE Holdings, a publicly traded reinsurance group. Mr. Papalia was also General Counsel of AXA RE from 2003 to 2006 and Vice President and Counsel with AXA Financial.
We have instilled this entrepreneurial mentality throughout all levels of our Company. Our employees are encouraged to be proactive, to service our customers and distributors and ensure the success of our Company. We believe our people are our greatest strength, and we work consistently to foster a culture emphasizing customer focus, professional growth, accountability, and performance. This mentality is built into the mechanisms of our employee assessment and compensation. For example, to assess performance, we developed our proprietary “Climber Portal”, a cloud-based, branded internet suite that includes a nine factor competency-based review system in which employees and their managers assess performance based on skills-strength and actual contributions. In this manner, performance is documented throughout the year in an ongoing interactive dialogue.
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Deep investment in and innovative approach to technology.   Technology is a core competency of ProSight and at the heart of how we deliver our high value customer proposition. We have an exclusively configured, scalable, and digitally-enabled technology platform built for growth, data integrity, and efficiency. We are not weighed down by outdated legacy infrastructure like many other insurance carriers and therefore can deploy the necessary technologies to respond quickly to business opportunities. We have invested in the development of a modern core insurance system for policy administration and billing that forms the foundation of our customer facing digital technologies. As a result, we can develop flexible, customer facing solutions more rapidly than our competitors. We have demonstrated our ability to develop and deploy digital products for our agents and customers that are delivered via the web over desktop and mobile devices. We consider our ability to meet ever increasing customer demands for anytime, anywhere access as a competitive strength compared to traditional and emerging carriers.
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Scalable platform built for continued growth.   We have built our systems, processes and technology platform to be easily scalable with limited incremental marginal cost, as we see multiple opportunities to grow our business at a rate that is well in excess of the broader P&C insurance industry. Our licensing, infrastructure and applications have been designed to support a significantly larger book of business, and also have the ability to manage a high volume of small business customers through ProSight Direct. We currently have a competitive expense ratio that we expect to decrease over time as we expand our premium base and diversify our distribution channels that are available to cover the largely fixed costs of maintaining this infrastructure. Our absence of legacy infrastructure and systems means we can direct our spending towards expanding our technology leadership rather than maintenance and upkeep of outdated technology.

Our Strategy
Our objective is to leverage our competitive strengths to achieve profitable and sustainable growth. We have built a large, diversified and seasoned in-force book of business. Our strategy is built on the following principles:
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Utilize our specialized products, services and solutions to continue our growth trajectory in markets where we exhibit expertise.   We have been selective in developing our target niches and will continue to focus on providing differentiators within niches that we believe offer attractive and profitable growth opportunities. We expect future growth to come from three primary areas. (1) We have robust growth opportunities in existing niches where we seek to deepen our presence. We have historically experienced profitable growth in these lines. (2) We expect to selectively enter new niches within our existing customer segments, particularly those where we have developed expertise and a new adjacent niche provides a unique opportunity. (3) We expect to remain nimble during changing market conditions and enter new customer segments as we identify a sector of the marketplace that presents an attractive opportunity. Generally, we believe that our differentiation and the value propositions we generate for our customers through our niche-by-niche growth strategy creates a profit opportunity for us.

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Expand multi-pronged distribution network to best serve our customers in the most efficient and effective manner.   We deliver our products through three channels: (1) third party partnerships via retail agents or managing general underwriters with whom we customarily have long-standing relationships; (2) our owned brokerage arm, ProSight Specialty Insurance Brokerage; and (3) our proprietary ProSight Direct technology platform. We do not experience any channel conflicts as each one of our specialized niches is only distributed through one channel. When developing a niche we choose the channel that is most suited to reach the target customer.

While our third party partnerships are well established, we believe ProSight Specialty Insurance Brokerage and ProSight Direct are new opportunities that will provide future opportunities for growth and we continue to build out their capabilities.
ProSight Specialty Insurance Brokerage is our owned brokerage platform that focuses on expertise, limited distribution, and differentiation. Having our own brokerage enables us to create deeper customer intimacy and provides an additional distribution option as well as profitable revenue through a retail and direct sales approach. We developed this channel to reach customers for customer segments where we are not able to find a strong distribution partner that is a perfect fit to reach the end customers for our innovative products. We have written $16.6 million of premium through our ProSight Specialty Insurance Brokerage channel in 2018, the first full year of its operation.
ProSight Direct is a technology platform that transforms the insurance purchasing experience, enabling prospective customers to purchase insurance through a streamlined, easy-to-use application. The platform is the product of ProSight’s unique combination of innovative technology and traditional insurance acumen. ProSight Direct provides an end-to-end experience that simplifies the customer lifecycle from quote to claim, and provides “anytime, anywhere” access for managing all aspects of their insurance, including managing certificates of insurance and the claims process online. Our current strategy within this channel is to partner with affinity organizations where we can provide collaborative marketing capabilities to one another.
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Maintain strong underwriting discipline and profitability.   We seek to maintain underwriting profitability while pursuing sustainable growth through a robust risk selection process. Our underwriting teams are led by experts in the niches we serve and we target niche markets that are homogeneous blocks of actuarially credible businesses that have performed at favorable loss ratios. In 2018, 87.0% of our GWP from customer segments represent niches that have been written by us for five or more years. We have experienced stable loss ratios, limited claims volatility and superior profitability in these niches since 2014. The portion of our portfolio represented by our customer segments has delivered a net loss ratio of 64% since ProSight's inception. We will continue to focus exclusively on business with an attractive risk-adjusted return profile and will not participate in markets that are commoditized and where we cannot add incremental value. All of the underwriting authority and guidelines, for every niche and customer segment, are determined and approved by our CUO. Transactions involving approximately 60% of our annual GWP from customer segments are executed by ProSight underwriters who are experts in their specific niche. Transactions involving the remainder of our GWP are handled by our MGUs, subject to the authority that the CUO has delegated to them. All of our underwriting authority delegated to MGUs is subject to stringent guidelines and regular audits. Our strong focus on underwriting expertise has led to favorable financial results. For the year ended December 31, 2018, we generated net income of  $53.7 million and adjusted operating income of $55.3 million which resulted in an adjusted operating return on equity for the same period of 14.4%.

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Leverage our technology platform to drive operational efficiencies and digital capabilities.   We have built an IT platform that encompasses a streamlined core system suite, customized digital solutions, and scalable and resilient cloud infrastructure. We have made significant investments to build out robust data capture capabilities that allow for a dynamic rate and loss management process as datasets evolve. Additionally, our flexible platform is able to seamlessly underwrite and onboard new business as we continue to expand. We believe we are well positioned to grow in an evolving shared economy with our exclusive technology infrastructure. We expect our expense ratio to further decrease as we expand our business, as our platform provides us with a high degree of operational leverage. We plan to maintain and expand our technology leadership by developing new tools and applications for our distribution partners and customers.

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Maintain our strong balance sheet.   We believe a conservative balance sheet is foundational to our ability to deliver superior financial performance and returns. We have continuously maintained a rigorous reserving approach and monitor loss emergence and developments on a daily basis in addition to our detailed quarterly reviews. We protect our capital by utilizing high-quality reinsurers, setting retentions appropriate to the extent and nature of exposures we wish to retain, maintaining a strong enterprise risk management framework, closely monitoring regulatory and market developments, and adapting our approach to achieve our underwriting and risk management goals. We also follow a conservative investment portfolio management philosophy consistent with our objective to achieve consistent and predictable profitability through a careful analysis of risk and return. We believe that our investment portfolio provides sufficient liquidity to pay for the liabilities relating to the risks we underwrite while achieving attractive returns on investment. We have a high-quality, well-diversified investment portfolio with 95.5% invested in fixed maturities and an average credit quality rating of  “A” as of December 31, 2018. We also will seek to maintain a competitive rating with A.M. Best, where our insurance subsidiaries are currently rated A- (Excellent) (Outlook Stable), which is the fourth highest of 16 ratings assigned by A.M. Best to insurance companies. Maintaining a strong rating from A.M. Best enables us to easily demonstrate our financial strength to policyholders, which is often a critical factor in the decision to purchase insurance. This rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and is not an evaluation directed at investors with respect to our securities.
Our History and Structure
We were founded in 2009 by members of the current management team and secured capital commitments from affiliates of each of Goldman Sachs and TPG. We established our insurance operating platform and acquired our insurance subsidiaries through the acquisition of NYMAGIC in 2010. We write insurance out of three subsidiaries: New York Marine, Gotham and Southwest Marine. New York Marine is admitted in 50 states, Washington D.C., Puerto Rico and the Virgin Islands. Southwest Marine is licensed in 49 states and Washington D.C. and it is eligible to write on a non-admitted basis in New York. Gotham is admitted in New York and it is eligible to write on a surplus lines basis in 49 states and Puerto Rico.
The insurance subsidiaries participate in a risk sharing pool managed by PSMC. This structure allows us to leverage the efficiencies of having a single vehicle managing operations and providing back-office services across our business. All premiums, losses and expenses written by our insurance subsidiaries are pooled and then are allocated to these three insurance subsidiaries in accordance with their respective pool participation percentages. The pool participation percentages are 80% for New York Marine, 15% for Gotham and 5% for Southwest Marine.
In 2011, we formed a Bermuda holding company structure and acquired several entities in the United Kingdom in order to build Lloyd’s Syndicate 1110. By 2016, however, we concluded that our business model’s emphasis on niche expertise and exclusive distribution, as well as our high profit expectations, made for an inappropriate fit with the Lloyd’s marketplace on a cost-effective basis. In 2017, we placed Lloyd’s Syndicate 1110 business into run-off, and then entered into a two-phase sale transaction to exit our U.K. operations, which closed in October 2017 and March 2018. See “Organizational Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations.”
Prior to the completion of this offering, we will effect the reorganization described in “Organizational Structure,” in which PGHL will merge with and into ProSight Global, with ProSight Global surviving the merger. The current holders of PGHL’s equity interests will receive, as merger consideration, a number of shares of ProSight Global’s common stock determined based on the initial public offering price and the provisions of PGHL’s bye-laws. Assuming an initial public offering price of $    per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), immediately following the merger, but prior to the completion of this offering, our principal stockholders will hold approximately    % of our common stock and the remaining    % will be held by the management and other investors.
Growth Opportunities
We continue to focus on growing the Company in three ways that have successfully driven our growth since inception: (1) grow our existing niches; (2) add new niches in our existing customer segments; and (3) establish new customer segments. We choose niches where we believe our expertise, differentiation and value proposition for our customers will offer us a long-term profit opportunity. In the future, new niche and new customer segment activity will primarily be sourced through retailers and the ProSight Direct platform. While we will continue to write new niches with MGUs, our preference will be to do so through our existing MGU relationships or with MGUs where we previously have had a profitable relationship. Future niche and customer segment writings will continue to be assessed on a total profit basis when determining which opportunities we decide to write.
Our existing pipeline assessment process has been a competitive advantage for us and we intend to continue this approach in the future. Unlike the long, drawn-out process that we believe many of our competitors employ, our proprietary approach allows us to respond to new niche opportunities more thoroughly, efficiently and effectively. Our process can often be completed within 60 days of receiving complete submission information on a niche. All new niche and customer segment activity is coordinated through our CUO and Chief Operating Officer (“COO”), who co-chair our Pipeline Committee. Since inception, we have declined roughly 80% of the opportunities that we have evaluated. Those that we turn down are most often because of loss concerns or our determination that there is limited differentiation opportunity. We involve all departments as part of our assessment on whether or not we can achieve target returns for a niche. A complete actuarial loss assessment performed by our in-house actuarial team is the core component of our discussions, but of additional importance are the filings, IT, customer experience, claims, reinsurance and expense considerations. Our assessment also evaluates the market opportunity specific to a niche, so that we can determine our long-term aspirational market share goal. For every niche, we consider each of these components as they relate to our ability to compete in the marketplace and offer terms only to those niches where we believe we can differentiate and make target returns.
We take a disciplined and long-term approach to our growth, as it can take time for a new niche to scale. By writing additional niches each year that we expect will grow for years to come, we create a layering effect of new premiums since each additional year of new niches adds to what came before it. We expect that we will be able to profitably grow over time by adhering to our proven pipeline process.
Our People and Culture
We believe our people are our greatest strength, and we work consistently to foster an entrepreneurial culture emphasizing customer focus, professional growth, accountability, and performance. This mentality is built into the mechanisms of our employee assessment, compensation and development. To assess performance, we developed our proprietary “Climber Portal”, a cloud-based, branded internet suite that includes a nine factor competency-based review system in which employees and their managers assess performance based on skills-strength and actual contributions. In this manner, performance is documented throughout the year in an ongoing interactive dialogue. The portal also enables employees and managers to work together to define successful job performance through the creation of job specific metrics. Finally, employees “own” their careers by building their own development plans with guidance from their managers. As a strong performance management company, we believe all employees should be aligned to corporate priorities as well as with their individual job metrics. To this end, all employees are eligible for incentive based compensation. Beyond bonus-based compensation, all employees below executive-level are eligible to receive significant awards under the company’s multilayered recognition program. The system emphasizes peer-to-peer recognition of exceptional performance. The most deserving of these employees, as assessed by the executive team, become eligible for special financial and experience-based awards. To date over 3,000 recognitions have been granted under this program. With these elements in place, we expect our employees to develop in their professional capacities at a rate that matches our corporate growth in a reciprocal fashion, with each driving the other to improve.
As of December 31, 2018, we had 389 employees.

Our Customer Segments and Niches
We define ourselves by the customer segments and niches we serve. We deliver our value and risk solutions through coverages, services we provide and third party solutions that are attractive to our customers. We utilize our expertise in underwriting and claims to opportunistically pursue profit opportunities. We currently write insurance coverage in the following seven customer segments:
Media and Entertainment
Our Media and Entertainment customer segment offers solutions to customers engaged directly in the film production, live media and sports sectors. We provide full support for our Media and Entertainment customers’ commercial insurance needs, including package policies (property and general liability), umbrella and excess, auto, workers’ compensation, completion bond and specialized productions (cast, props, sets and wardrobe). Our Media and Entertainment customers benefit from our experience and expertise through our offerings of differentiated coverages and innovative products such as Complete®, SecureMed® and Music Mends®.
Media and Entertainment is our largest customer segment by GWP and we believe that this reflects the distinct and specialized skill set and offerings that we bring to our Media and Entertainment customers. Our expertise in this customer segment comes from understanding the specific risks and requirements our customers in the underlying niches face, such as the unique equipment they employ or the requirement for a completion bond in addition to other forms of insurance. This expertise has enabled us to develop innovative solutions for our Media and Entertainment customers, which helps our customers not only manage risk but also to facilitate the financing of their businesses. Our niches in the Media and Entertainment customer segment currently are:
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Country Clubs.   Providing property, general liability, umbrella, auto, workers’ compensation, crime, and inland marine coverage to private golf and country clubs, public golf courses, golf management companies, associations, as well as tennis, swimming and other recreational clubs.

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Film.   Providing specialized inland marine, general liability, workers’ compensation, completion bond, umbrella and excess, auto, property, and crime coverage for feature films, episodic television shows, advertising commercials and student films, ranging from small independent productions to Hollywood blockbusters and global productions.

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Live Entertainment.   Providing workers’ compensation, general liability, umbrella and excess, auto, inland marine, property, and crime coverage for a wide range of live events, including concerts, festivals and theatre in the United States.

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Motor Sports.   Providing general liability, property, workers’ compensation, umbrella and excess, auto, inland marine, and crime coverage for motor sporting events.

In the year ended December 31, 2018, we wrote $146.0 million in GWP in our Media and Entertainment customer segment.
Real Estate
Our Real Estate customer segment is designed to support the ownership and/or management of buildings, multifamily residential properties or mixed use urban buildings. We write property, general liability, umbrella and excess and course-of-construction policies for our Real Estate customers and differentiate ourselves through offerings such as Building and Tenant Protection Plus and our manufactured housing endorsement. We address our insureds’ unique needs through various specialized offerings, including flexible policy periods, project specific policies and all line solutions covering special considerations, such as hotel amenities.

We believe that our Real Estate customer segment generates value for our customers because our industry expertise and flexible platform enable us to confidently underwrite risks that many of our competitors seemingly avoid due to the complexity of the risks involved. Within our Real Estate customer segment, we currently tackle complex risks in the following niches:
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Builders Risk.   Providing inland marine coverage for buildings while under construction.

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Hotels.   Providing general liability, property, and umbrella coverage to the owners and operators of franchise hotels focused on business travelers.

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Manufactured Housing.   Providing general liability, property, auto, inland marine, and crime coverage to manufactured housing communities (not including campgrounds or temporary trailer parks).

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Metrobuilders.   Providing general liability, property, and umbrella coverage to general contractors who build exclusively in the five boroughs of New York City.

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Property Managers.   Providing general liability, property, and umbrella coverage to property managers of mixed use buildings in and around the five boroughs of New York City.

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Residential.   Providing property, general liability, and umbrella coverage to residential building owners and property managers.

In the year ended December 31, 2018, we wrote $130.5 million in GWP in our Real Estate customer segment.
Professional Services
We offer professional liability and commercial insurance products to customers that sell professional advice or services, generally requiring a specialized license. Products offered include professional liability, umbrella and excess, package lines and specialized banking covers. Our specialized approach to addressing this customer segment includes solutions to address risks facing Professional Services customers through the application of background checks, data protection, data compromise and risk management services. Niches in the Professional Services customer segment where we put our industry expertise to work currently include:
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Accountants.   Providing professional liability coverage to small and medium-sized accounting firms.

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Credit Unions.   Providing crime, professional liability, property, general liability, workers’ compensation, auto, umbrella, and inland marine coverages to small and mid-sized credit unions.

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Customs Brokers.   Providing marine, commercial package and continuous U.S. Customs and Border Protection bonds for importers and property broker bonds for freight forwarders.

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Lawyers.   Providing professional liability coverage to law firms across the United States ranging from local and regional firms to firms with national and international practices, many of which are listed in the AmLaw 200, a listing of the largest 200 law firms in the United States by gross revenue.

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Pest Control.   Providing general liability, property, inland marine, and crime coverage to customers in the pest control industry.

In the year ended December 31, 2018, we wrote $110.3 million in GWP in our Professional Services customer segment.

Transportation
Our Transportation customer segment is defined by several subsets, but generally involves the transportation of either passengers or freight and covers a diverse group of niches which are described below. We write a wide variety of property and casualty coverage for our Transportation customers, including commercial auto liability and physical damage, umbrella and excess, general liability, property, inland marine and workers’ compensation.
In addition to our tailored coverage, our Transportation products are differentiated by the application of technology and other services, such as application of proprietary technology, data protection services, background checks and drug testing programs. We believe that our competitors often overlook the evolution of this customer segment and the differences in risk profiles within the customer segment, while we deploy our nimble platform and industry expertise to address these challenges. Our niches in the Transportation customer segment where we apply our differentiated solutions and expertise currently include:
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Charter Bus.   Providing auto, excess or umbrella, and general liability coverage to customers in the charter bus business, sightseeing and tour operations or hotel and employee haul operations.

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Intermodal Transportation.   Providing auto and general liability to customers with tractor-trailer fleets with ten or more units in the business of local and line haul freight delivery (within a 100 mile radius) of non-hazardous commodities to regular destinations.

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Propane & Fuel Dealers.   Providing auto, general liability workers’ compensation, excess liability, property, inland marine, and crime coverage to wholesale distributors of propane and fuel oil and retail distributors of propane and fuel oil to homes, farms and commercial establishments.

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School Bus.   Providing auto, umbrella, general liability, excess liability, property, inland marine, and crime coverage to school bus operators.

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Taxis.   Providing auto liability and excess liability coverage to customers ranging from single operators to large sophisticated fleets.

In the year ended December 31, 2018, we wrote $112.5 million in GWP in our Transportation customer segment.
Construction
Our Construction customer segment focuses primarily on customers in several key areas of the construction trade where we believe the overall insurance market overlooks or ignores important aspects of the customer’s risk profile. We offer property, general liability, workers’ compensation, commercial auto and excess coverage to our Construction customers as well as a variety of proprietary covers, such as OOPS® Coverage.
Our Construction customer segment makes use of our flexible platform given the variety of risks presented by the numerous members of the construction trade which require specialized coverage. Our niches in the Construction customer segment where we have identified and created solutions for previously underserved customers currently include:
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Construction Managers.   Providing professional liability, excess liability, general liability, and property coverage to construction managers, who are largely responsible for the planning and coordination of large scale projects but generally do not assume the risk of a general contractor.

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Cranes.   Providing general liability, workers’ compensation, excess, and auto coverage to crane rental companies.

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Federal Contractors.   Providing general liability, workers’ compensation, auto, and umbrella coverage to general contractors whose revenue is primarily derived from federal, state or municipal government-funded projects.

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Luxury Home Builders.   Providing general liability and excess liability coverage to general contractors who focus on building high value homes.

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Marine Contractors.   Providing workers’ compensation, marine liability package, marine umbrella, protection and indemnity, auto, inland marine, and property coverage to general contractors who serve the maritime industry.

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Scaffolding.   Providing an all lines solution including general liability, workers’ compensation, excess, and auto coverage to scaffolding rental companies.

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Specialty Trade Contractors.   Providing general liability and umbrella and excess coverage to large trade contractors who specialize in a single construction trade but who, as general contractors, still sub-contract the vast majority of the project.

In the year ended December 31, 2018, we wrote $100.7 million in GWP in our Construction customer segment.
Consumer Services
Our Consumer Services customer segment works with a number of consumer-centric organizations, including many not-for-profit organizations. We provide our Consumer Services customers with workers’ compensation, package, umbrella and excess and commercial auto coverage.
Our Consumer Services customer segment primarily focuses on identifying and crafting policies and solutions for the nuanced risks generated from the manner in which these customers’ employees or volunteers engage with their customers or clients. We offer differentiated solutions to our Consumer Services customers through our diversity of offerings and products and services, specific to each niche. Our niches in the Consumer Services customer segment where we develop such tailored coverages currently include:
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Auto Dealers.   Providing property, umbrella, crime, and general liability coverage to franchised auto dealers and truck dealers with new car sales.

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Franchise Equipment Dealers.   Providing auto, workers’ compensation, property, umbrella, inland marine, general liability, and crime coverage to dealers that engage in the sale or long-term leasing of construction equipment.

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Professional Employer Organizations.   Providing workers’ compensation coverage to providers of human resources solutions to small and medium sized employers that lack the infrastructure to provide human resources services internally.

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Restaurants, Bars and Taverns.   Providing general liability, liquor liability and property coverage to restaurants, bars and taverns. We believe our proprietary coverage extensions and services provide additional value to our customers.

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Social Services.   Providing workers’ compensation, general liability, property, auto, umbrella, crime, and inland marine coverage to nonprofit organizations that serve their communities.

In the year ended December 31, 2018, we wrote $106.4 million in GWP in our Consumer Services customer segment.
Marine and Energy
We offer a broad array of very specialized coverages to customers that own or service assets in the maritime trades, the upstream energy space both on and off shore and the growing solar energy sector. Our policies in the Marine and Energy customer segment generally focus on third party liabilities arising out of property damage and bodily injury, but, consistent with our overall approach to insurance, we also cover more subtle, distinctive risks that arise in each niche. Our differentiators in the Marine and Energy customer segment include our cost of iron endorsement and equipment rental coverage.

We view the Marine and Energy customer segment as being well-suited to our emphasis on using industry expertise and highly tailored coverages to create value for our customers. For example, we recognize that solar contractors often face risk of professional liability arising out of their design of solar energy production systems and we view this distinct risk profile as an opportunity to craft customized coverages for such customers. Our niches in the Marine and Energy customer segment where we generate bespoke solutions currently include:
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Ocean Marine.   Providing marine umbrella and excess, property, protection and indemnity, pollution liability, marine cargo, vessel hull and machinery, marine liability, inland marine, maritime employers liability, workers’ compensation, and charterer’s liability coverage to customers with over the water or maritime exposures.

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Petroleum Services.   Providing auto, umbrella, general liability, inland marine, workers’ compensation, property, and crime coverage to exploration, production and contracting companies in the upstream energy sector.

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Solar Energy.   Providing workers’ compensation, general liability, auto, umbrella, property, inland marine, and crime coverage to solar energy contractors.

In the year ended December 31, 2018, we wrote $64.6 million in GWP in our Marine and Energy customer segment.
Other
“Other” includes all GWP from exited niches that historically produced premiums. We are not actively pursuing business in these niches and do not anticipate doing so in the future. “Other” currently consists of the following components:
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Primary and excess workers’ compensation coverage for self-insured groups, qualified self-insurers and public entities sourced through Midlands, an MGU that was acquired by a third-party insurance carrier in January 2019. We have written business sourced through Midlands since our acquisition of NYMAGIC in 2010, including $121.8 million of GWP for the year ended December 31, 2018. Because we acquired this business in connection with our founding and did not develop it organically, the business sourced through Midlands lacked the differentiation that we would develop as part of any new niche we have entered since our founding. Due to these factors, coupled with certain unfavorable general market conditions for excess workers’ compensation, we decided to exit this niche in the first quarter of 2019. As a result, we do not anticipate any future premiums from this business after the first quarter of 2019 beyond premium adjustments from premium audits.

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Niches which we have exited in prior fiscal years primarily focused on commercial auto liability exposure such as Long Haul Trucking, Towing, Chauffeured Transportation, Settlement Carriers and Pizza Delivery.

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Mandatory participation in industry pools and associations.

For the year ended December 31, 2018, we wrote $124.2 million in GWP related to “Other.”
Distribution and Marketing
While many of our competitors choose to distribute their products through thousands of producers, we currently work with fewer than 20 MGUs and fewer than 125 wholesalers and retailers. Each distributor is often appointed for a specific niche only. Typically, our distribution partners have an existing book of business, are well-established experts in a niche and have a deep understanding of our offering. We also produce business through ProSight Specialty Insurance Brokerage, our owned brokerage arm, and ProSight Direct, our proprietary, online, direct-to-customer platform.
Unlike most other insurance companies, we typically offer our distribution partners exclusive or semi-exclusive access to our products within that niche. This exclusivity is in contrast to their typical experience, where the insurance company offers its product through hundreds or thousands of competing distributors. Agents highly value this exclusivity as it enables them to grow their business with fewer constraints and work with a partner who has a vested interest in their growth, which we believe leads to well-aligned incentives for our distributors. This enables us to collaborate closely with the producer to create and develop products and solutions specific to the niche. In exchange for exclusivity for the distributors, we typically have some combination of geographic exclusivity, right-of-first-refusal placement within the agency and control of our developed intellectual property. This intellectual property arrangement is part of our distributor agreement, enabling us in most cases to retain the right either to exclusively pursue or to compete for our customers in the event that an MGU chooses to terminate our relationship. In each case, we maintain the right to compete more generally in the niche.
Several of these agents are responsible for a significant portion of the premium written by us. While this model provides many benefits to us and our customers, such agents have in the past, and may in the future elect to renegotiate the terms of existing relationships, or reduce or terminate their distribution relationships with us, including as a result of industry consolidation of distributors or other industry changes that increase the competition for access to distributors. See “Risk Factors — Risks Related to Our Business — Third-party agents we rely upon to distribute certain business on our behalf may not perform as anticipated, or may be acquired or terminate their agreements with us which could have an adverse effect on our business and results of operations.”
To support our marketing and distribution efforts, we invest in building brand awareness and brand preference within our target niches. Our marketing team works closely with our distribution partners to develop joint marketing plans and digital marketing campaigns that support the growth goals of the program. In addition, we focus on developing relationships with professional associations and other affinity groups to create additional distribution and branding opportunities for our programs and distribution partners. The goal of these marketing efforts is to accelerate organic growth and create loyalty among our distribution partners.
Underwriting, Risk Selection and Pricing
All underwriting authority comes from the Underwriting Committee of the Board of Directors and is delegated to the CUO. All of the underwriting authority and guidelines, for every niche and customer segment, are determined and approved by our CUO. This ensures that ProSight has complete determination over what an acceptable risk is for every niche. Transactions involving approximately 60% of our annual GWP from customer segments are executed by ProSight underwriters who are experts in their specific niche. Transactions involving the remainder of our GWP are handled by our MGUs, subject to the authority that the CUO has delegated to them. All of our underwriting authority delegated to MGUs is subject to stringent guidelines and regular audits.
All of the operational and execution-related aspects for each niche are subject to final approval from our COO and are captured in our distributor agreements. Together, the COO and CUO conduct regular reviews of each niche throughout the year to ensure that the execution in each niche remains consistent with expectations. Daily and monthly metrics at the niche level are readily available to each underwriter and are utilized to track progress.
Niche Focus
Our niche focus provides several important benefits to our underwriting results:
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Homogeneous Insureds.   This is a critical advantage to our underwriting approach. We believe that the inherent homogenous nature of insureds within a relatively narrow and descriptive niche means that collectively the actuarial result will be more credible and more susceptible to analysis, should results suggest that improvements or changes are required. Our data and reporting structures also align around niches, enabling us to better evaluate under- or over-performance. This granular focus allows underwriters and the product development team to be more tailored and specific when responding to customer needs.

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Expertise in Execution.   Our underwriters operate at a niche level. Being niche focused enables us to adjust our approach and/or execution more efficiently. Unlike many of our competitors, directives regarding a specific niche need not be communicated through layers of generic management and geographic leadership teams to underwriters that only occasionally touch such a niche. Our communication is delivered directly to the underwriter or MGU that deals exclusively with the applicable customer. We believe there is tremendous benefit to our results in that deep expertise and simplicity. We are also able to better track and account for costs directly associated with a niche, improving our ability to determine price adequacy and a given niche’s profitability.
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Predetermined Aggregations and Exposure Profiles at the Niche Level.   When we launch a new niche, the CUO tightly controls the authority process. Significant diligence and research is performed prior to moving forward with a niche. For every new niche, this means that test quotes have been completed, actuarial data assessed, filings considerations contemplated, regulatory concerns discussed, IT systems issues identified, reinsurance ramifications explored and many other matters vetted, all prior to approval. Key among these is an understanding of any aggregations of exposures that might occur due to timing or geographic bias of the customer base. Knowing these portfolio characteristics before the first account is written allows us to impose aggregation limits, price targets for catastrophic loss loads and/or buy appropriate reinsurance. We believe that this results in a more predictable and profitable growth pattern for our niches.

General Underwriting Controls
The CUO delegates authority to our underwriters and MGUs based on the niche assigned to each underwriter, the experience of that individual and the role the individual has in the organization.
Each niche has a dedicated ProSight niche underwriter, specific underwriting appetite guidelines and controls focused on making sure that accounts written are within the parameters established for each niche. We have a series of processes utilized by underwriters and management on a daily, monthly and quarterly basis that, when added together, ensure the execution and compliance of each niche. Management drives results in a variety of ways, including:
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Peer Reviews.   We mandate that a sampling of files are reviewed per niche per quarter by the supervising manager. This applies to policies written under delegated authority as well as internally written policies. Results are tracked for training and performance purposes. This is designed to give the underwriting manager a more holistic picture as to the performance of the underwriter and the niche.

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Exception Reports.   We actively monitor the parameters of each niche by using online alerts to notify the CUO and underwriting staff if selected issuance values are entered that fall outside preselected parameters. Each niche has its own exception parameters depending on the appetite for that niche. In addition, the CUO and underwriting teams review the transaction log every week, focusing on activities that could be incorrect or fraudulent, such as a claim with back-dated coverage, or unusual cancellations or reinstatements.

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Daily Claims Tracking.   All underwriters and management have daily access to the claims activity from the previous day, in addition to the historical claims information for each niche. This provides instant feedback to each underwriter as to how their niche is performing and better enables them to adjust execution and make timely decisions to improve our profitability.

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Underwriting Audit.   We maintain an underwriting audit staff that reports to the CUO. Every niche and related MGU is audited at least every 24 months, with most being on an annual cycle. An MGU for any new niche is audited within the first twelve months. Any less than satisfactory audit outcome results in a re-audit within six months.

Overall, we believe that these processes and controls, in addition to our niche focus, give us industry-leading insights that improve our underwriting execution to deliver more accurate, stable and predictable underwriting results.

Technology
From our founding, we believed that our technology serves as an important source of competitive advantage. It is our view that much of the industry has lagged in technology development despite investing large amounts of money into IT transformation programs, often having dozens of policy administration systems and claims systems for various business units and product lines that do not effectively communicate with one another and are not organized around the customer. We believe the result is that our competitors bear the costs of maintaining these disparate systems but struggle to effectively organize their data or processes in a way that can be provisioned to customers to create valuable digital services.
In contrast, we have built a modern technology platform that is efficient, scalable, and enables industry-leading digital capabilities. This platform provides the following major advantages:
We are not burdened by legacy systems.   After the acquisition of NYMAGIC, and concurrent with the development of our new policy administration system, we focused on the retirement and replacement of legacy systems to ensure that we could reduce costs and eliminate the limitations associated with these older systems.
Our key customer facing systems were developed recently on modern architectures.   Our policy administration system, which we call “ProSight Premiere”, supports all of our various niches. The system was built to enable custom rate, rules and forms by niche in a manner that is highly flexible and configurable by our own internal development staff. In order to support the various market opportunities we may pursue, the system currently supports nine product lines, 50 states, admitted and non-admitted business, and ISO and proprietary approaches. The system handles submission and clearance, rating, quoting, issuance and all endorsement and audit transactions required for the life of the policy. The flexibility of the system and our in-house expertise enables us to fully configure most new niches in a short period. The systems, and our staffing in support of it, has been architected to ensure ease of scalability and costs being largely fixed, affording significant operational leverage as we grow.
Our Enterprise Data Warehouse and proprietary Business Intelligence system drives our day-to-day business decisions.   We have developed “ProSight Climber GPS” to provide our decision makers with real-time access to detailed premium and loss data for all aspects of our business as well as customized reports and dashboards that provide the information they need to make good business decisions in a timely manner. This capability is delivered to our authorized employees’ desktops via their web browser and is connected to various data sources across the Company. In-house development resources are continuously enhancing this system to improve its capability.
Our technology platform supports our digital business initiatives.   All of our key customer facing systems are API-enabled and highly available to support the development of customer and agent facing mobile applications that can be used anytime, anywhere. Our various proprietary digital products link directly to these core systems via APIs that are developed and maintained in-house. This enables us to deliver real-time data to our customers and agents and enable transactions that are directly executed by the systems, eliminating the need for back-office operations to manually process the requests.
Our unified cloud infrastructure is efficient, scalable and supports innovation.   In 2016, we migrated all of our company infrastructure to Amazon Web Services (“AWS”). As a result, we were able to reduce infrastructure costs over the course of the migration while significantly enhancing our backup, disaster recovery, and application availability. In the future, we expect this cloud infrastructure will enable us to scale our business without the need for capital investment in building and maintaining physical data centers.

We believe these components, and the general philosophy of maintaining in-house expertise and capability for core activities to be a significant competitive advantage. By not relying on a fully outsourced application development and maintenance model, we believe we can sustainably deliver higher quality systems and services at a faster pace and lower cost than our competitors.
Claims Management
We strive to handle as many claims as possible through our internal claims staff and to make minimal use of TPAs. Our claims operation is organized by customer segment so that our professionals, including professionals who have law degrees, can apply their specialized expertise in the nuances of claim handling for each customer segment or niche rather than assigning claims to adjusters based on availability. Additionally, our dedicated focus on the business of our customers enables our claims department to create differentiated loss control solutions for the specific needs of our customers. In limited circumstances, we utilize the services of two TPAs to assist in the adjustment of workers’ compensation claims. Our internal claims managers oversee TPA activities and monitor their individual claim handling activities to prescribed ProSight standards. Our MGUs do not handle claims, and these TPAs are not affiliated with our distribution partners.
Our claims department works closely with our underwriting team in order to achieve a synchronized and efficient process for managing claims. We are guided by the following principles: (1) prompt and comprehensive investigations of each claim utilizing technology to support that effort; (2) providing our customers with the highest level of unique, hassle free service while engaging customers in the entire claims process; (3) promptly establishing reserves reflective of our estimate of ultimate case value; (4) proactively identifying the most appropriate responsible parties to whom the loss exposure should be assigned and from whom to pursue subrogation; (5) fighting fraud and illegitimate claim activity throughout the claims process using emerging technology rather than antiquated methods of investigation; and (6) disciplined litigation management to provide our customers with a superior legal defense while closely monitoring legal costs.
We utilize specialized independent law firms to defend litigation filed against our insureds. To manage costs and maximize performance, we have a dedicated staff that oversees and administers our relationships with our law firm partners to prescribed ProSight standards.
Technology is deeply embedded in our claims process, improving accuracy and efficiency. Our systems allow us to review real-time, detailed information on our current claims activity across our Company. In addition, our investigations make use of advanced technology to assist in the decision-making process. We provide rapid response capabilities for all lines of business for customers who suffer from catastrophic loss. We also leverage social media and other data in our claims process. Our anti-fraud group focuses heavily on information available online as opposed to traditional methods of fraud investigation conducted by the typical Special Investigation Unit. We believe this increases the accuracy and reduces the costs of our investigations.
Reinsurance
We actively use ceded reinsurance across our book of business to reduce our overall risk position and to protect our capital. Reinsurance involves a primary insurance company transferring, or “ceding,” a portion of its premium and losses in order to limit its exposure. The ceding of liability to a reinsurer does not relieve the obligation of the primary insurance to the policyholder. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement. In 2018, we ceded $45.0 million, or 5.0% or our GWP to reinsurers. Excluding the effect of the WAQS, we ceded $103.9 million, or 11.6% of our GWP, to reinsurers. We attempt to purchase reinsurance from reinsurers that are rated at least “A-” (“Excellent”) or better by A.M. Best.

The following table provides our top three reinsurers by net reinsurance receivable (paid and unpaid) as of December 31, 2018:
Reinsurer	Net Reinsurance Receivable (Paid and Unpaid) as of December 31, 2018 (in thousands)	A.M. Best Rating
Tokio Millennium Re Ag	$35,107	A++
Swiss Reinsurance America	$31,259	A+
Munich Reinsurance America	$30,198	A+
We use various types of reinsurance, including quota share, excess of loss and facultative agreements, to spread the risk of loss among several reinsurers and to limit its exposure from losses on any one occurrence. Under our quota share reinsurance contracts, we cede a predetermined percentage of each risk for a class of business to the reinsurer and recover the same percentage of each loss and LAE. We pay the reinsurer the same percentage of the original premium, less a ceding commission.
Under our excess of loss reinsurance, we pay a reinsurance premium to the accepting reinsurer and, in return, cede all or a portion of the liability in excess of a predetermined deductible or retention. We generally do not receive any commission for ceding business under excess of loss reinsurance agreements.
We purchase facultative reinsurance to provide coverage on selected individual risks not covered by our quota share and excess of loss reinsurance coverage or to increase our protection on selected individual risks in excess of the limits under our quota share and excess of loss reinsurance agreements. For a further discussion of our reinsurance, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Reinsurance” and “Risk Factors — Risks Related to Our Business”.
Competition
Due to our focus on specialized niches, our competitors vary from niche to niche. We compete with other specialty carriers within a given niche more often than general market insurers, but no specific specialty insurers can be identified as clear competition across all of our customer segments or niches. We estimate that in each of our niches we see meaningful competition from between two and five other market participants. Some specialty carriers we compete with today include OneBeacon Insurance Group, Everest Insurance, Safety National, RLI, Markel, W.R. Berkley, Kinsale and James River. In addition, many large generalist insurance companies have some specialty business as a subset of their overall operations with which we may compete on a niche basis. Such large carriers with specialty operations include Allianz, Chubb, CNA, AIG, Travelers and various London-based Lloyd’s syndicates.
Traditionally, competition within the insurance industry focused on providing the lowest priced policies, with customers viewing insurance as a commodity. However, we believe we provide a superior offering which competes based more on value creation than just price.

Properties
Our corporate headquarters are located in Morristown, New Jersey on a site of approximately 95,000 rentable square feet leased by us. The term of that lease expires on January 31, 2022. We lease a total of five additional offices located in California, Georgia, New York and London. The office in London is subleased to a subtenant. In addition, we have agreed to lease an office in Florida and expect this lease to commence on or about April 1, 2019. We do not own any real property. We believe that our facilities are adequate for our current needs.
Legal Proceedings
See Note 20, “Legal Proceedings” in our consolidated financial statements included elsewhere in this prospectus for additional information regarding our assessment of contingencies related to litigation and regulatory matters.

Regulation
Our business is subject to extensive regulation in the United States at both the state and federal level, including regulation under state insurance and federal laws. We cannot predict the impact of future state or federal laws or regulations on our business. Future laws and regulations, or the interpretation thereof, may materially adversely affect our financial condition and results of operations.
Insurance Regulation
General
Our insurance subsidiaries are subject to extensive regulation and supervision by the states in which they are domiciled, particularly with respect to their financial condition. New York Marine and Gotham are domiciled in New York where they are regulated and supervised by the NY DFS. Southwest Marine is domiciled in Arizona where it is regulated and supervised by the AZ DOI. Our insurance subsidiaries are also subject to regulation by all states in which they transact business, which oversight in practice often focuses on review of their market conduct. New York Marine is licensed to conduct insurance business, and therefore subject to regulation and supervision by insurance regulators, in all 50 states, Washington D.C., Puerto Rico and the Virgin Islands. Southwest Marine is licensed or eligible to conduct insurance business, and therefore subject to regulation and supervision by insurance regulators, in all 50 states and Washington D.C. Gotham is licensed to conduct insurance business in New York and is eligible to conduct business in the other 49 states, Washington D.C. and Puerto Rico, and therefore subject to regulation and supervision in these jurisdictions. The extent and scope of insurance regulation varies between jurisdictions, but most jurisdictions have laws and regulations governing the financial security of insurers, including admittance of assets for purposes of calculating statutory surplus, standards of solvency, reserves, reinsurance, capital adequacy and the business conduct of insurers.
In addition, statutes and regulations usually require the licensing of insurers and their agents, the approval of policy forms and related materials and, for certain lines of insurance, and the approval of rates. State statutes and regulations also prescribe the permitted types and concentrations of investments by insurers. The primary purpose of this insurance industry regulation is to protect policyholders. Property and casualty insurance companies are required to file detailed quarterly and annual statements with insurance regulatory authorities in each of the jurisdictions in which they are licensed or eligible to do business, and their operations and accounts are subject to periodic examination by such authorities. Regulators have discretionary authority, in connection with the continued licensing of insurance companies, to limit or prohibit the ability to issue new policies if, in their judgment, the regulators determine that an insurer is not maintaining minimum statutory surplus or capital or if the further transaction of business will be detrimental to its policyholders.
The amount of dividends that our insurance subsidiaries may pay to their shareholders, without prior approval by their respective domestic insurance regulators, is restricted under the laws of New York and Arizona.
Under New York law, the maximum amount of aggregate dividends that New York Marine or Gotham has authority to pay during any twelve month period without prior approval by the NY DFS is the lesser of  (i) ten percent of each of New York Marine’s or Gotham’s respective surplus as shown on the last statutory financial statement on file with the Superintendent of Insurance, including quarterly statements, or (ii) one hundred percent of their respective adjusted net investment income during such twelve month period (where adjusted net investment income equals the net investment income for the twelve month period prior to the declaration or payment of the dividend plus the excess of net investment income over dividends paid in the two years prior thereto).
Under Arizona law, the maximum amount of aggregate dividends that Southwest Marine has authority to pay during any twelve month period without prior approval by the AZ DOI is the greater of  (i) ten percent of Southwest Marine’s surplus as of the immediately preceding December 31 or (ii) Southwest Marine’s net income for the 12-month period ending the immediately prior December 31.

In addition, payments of dividends and advances or repayment of funds to ProSight Global by our insurance subsidiaries are restricted by the applicable laws of our insurance subsidiaries’ respective jurisdictions requiring that each insurance subsidiary hold a specified amount of minimum reserves in order to meet future obligations on its outstanding policies. These regulations specify that the minimum reserves shall be calculated to be sufficient to meet future obligations, giving consideration for required future premiums to be received, which are based on certain specified interest rates and methods of valuation, which are subject to change.
Insurance Holding Company Regulation
ProSight Global is an insurance holding company and it, together with its insurance subsidiaries and its other subsidiaries and affiliates, is subject to the insurance holding company system laws of New York and Arizona. These laws vary across jurisdictions, but generally require an insurance holding company and insurers that are members of such insurance holding company’s system to register with the jurisdiction’s insurance regulatory authorities, to file reports disclosing certain information, including their capital structure, ownership, management, financial condition, enterprise risk and own risk and solvency assessment.
These laws also require disclosure of certain qualifying transactions between or among our insurance subsidiaries and ProSight Global or any of our other subsidiaries or affiliates to which one or more of our insurance subsidiaries is a party. Such transactions could include loans, investments, sales, service agreements and reinsurance agreements among other similar inter-affiliate transactions. These laws also require that inter-company transactions be fair and reasonable. In certain circumstances, the insurance company must give prior notice of the transaction to the insurance department in its state of domicile, and the insurance department must either approve or disapprove the subject inter-company transaction within defined periods. Further, these laws require that an insurer’s contract holders’ surplus following any dividends or distributions to shareholder affiliates is reasonable in relation to the insurer’s outstanding liabilities and its financial needs.
The insurance holding company laws in some states, including New York and Arizona, require regulatory approval of a direct or indirect change of control of an insurer or an insurer’s parent company. Generally, to obtain approval from the insurance commissioner for any acquisition of control of an insurance company or its parent company, the proposed acquirer must file with the applicable commissioner an application containing information regarding: (i) the identity and background of the acquirer and its affiliates; (ii) the nature, source and amount of funds to be used to carry out the acquisition; (iii) the financial statements of the acquirer and its affiliates; (iv) any potential plans for disposition of the securities or business of the insurer; (v) the number and type of securities to be acquired; (vi) any contracts with respect to the securities to be acquired; (vii) any agreements with broker-dealers; and (viii) other matters. Different jurisdictions may have similar or additional requirements for prior approval of any acquisition of control of an insurance or reinsurance company licensed or authorized to transact business in those jurisdictions. Additional requirements may include re-licensing or subsequent approval for renewal of existing licenses upon an acquisition of control.
Statutory Examinations
We are required to file detailed quarterly and annual financial statements, in accordance with prescribed statutory accounting rules with regulatory officials in each of the jurisdictions in which we do business. As part of their routine regulatory oversight process, the NY DFS and AZ DOI conduct periodic detailed examinations, generally once every three to five years, of the books, records, accounts and operations of our insurance subsidiaries domiciled in their states.
Financial Tests
The NAIC has developed a set of financial relationships or “tests”, known as the Insurance Regulatory Information System or IRIS, which is designed for early identification of companies that may require special attention or action by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data by utilizing ratios. State insurance regulators review this statistical report, which is available to the public, together with an analytical report, prepared by and available only to state insurance regulators, to identify insurance companies that appear to require immediate regulatory attention. A “usual range” of results for each ratio is used as a benchmark.
Risk-Based Capital Requirements
In order to enhance the regulation of insurers’ solvency, the NAIC adopted a model law to implement risk-based capital (“RBC”) requirements for property and casualty insurers. All states have adopted the NAIC’s model law or a substantively similar law. The NAIC Risk-Based Capital Model Act requires insurance companies to submit an annual RBC Report, which compares an insurer’s Total Adjusted Capital with its Authorized Control Level RBC. A company’s RBC is calculated by using a specified formula that applies factors to various specified asset, premium, claim, expense and reserve items. The factors are higher for those items with greater underlying risk and lower for items with less underlying risk.
Total Adjusted Capital is defined as the sum of an insurer’s statutory capital and surplus and asset valuation reserve and the estimated amount of all dividends declared by the insurer’s board of directors prior to the end of the statement year that are not yet paid or due at the end of the year. The RBC Report is used by regulators to set in motion appropriate regulatory actions relating to insurers that show indications of weak or deteriorating conditions. RBC is an additional standard for minimum capital requirements that insurers must meet to avoid being placed in rehabilitation or liquidation by regulators. The annual RBC Report, and the information contained therein, is not intended by the NAIC as a means to rank insurers.
RBC is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. It provides a means of setting the capital requirement in which the degree of risk taken by the insurer is the primary determinant. The value of an insurer’s Total Adjusted Capital in relation to its RBC, together with its trend in its Total Adjusted Capital, is used as a basis for determining regulatory action that a state insurance regulator may be authorized or required to take with respect to an insurer. The four determinations, potentially applicable under each jurisdiction’s laws, are essentially as follows:
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Company Action Level Event.   Total Adjusted Capital is greater than or equal to 150% but less than 200% of RBC or Total Adjusted Capital greater than or equal to 200% but less than 250% of RBC, and has a negative trend. If there is a Company Action Level Event, the insurer must submit a plan (an “RBC Plan”) outlining, among other things, the corrective actions it intends to take in order to remedy its capital deficiency.

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Regulatory Action Level Event.   Total Adjusted Capital is greater than or equal to 100% but less than 150% of RBC or the insurer has failed to comply with filing deadlines for its RBC Report or RBC Plan. If there is a Regulatory Action Level Event, the insurer is also required to submit an RBC Plan. In addition, the insurance regulator must undertake a comprehensive examination of the insurer’s financial condition and must issue any appropriate corrective orders.

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Authorized Control Level Event.   Total Adjusted Capital is below RBC but greater than or equal to 70% of RBC or the insurer has failed to respond to a corrective order. As noted above, if there is an Authorized Control Level Event, the insurance regulator may seek rehabilitation or liquidation of the insurer if it deems it to be in the best interests of the policyholders and creditors of the insurer and the public.

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Mandatory Control Level Event.   Total Adjusted Capital is below 70% of RBC. If there is a Mandatory Control Level Event, the insurance regulator must seek rehabilitation or liquidation of the insurer.

Market Conduct
Our insurance subsidiaries are subject to periodic market conduct exams (“MCE”) in any jurisdiction where they do business. An MCE typically entails review of business activities, such as operations and management, complaint handling, marketing and sales, producer licensing, policyholder service, underwriting and rating, and claims handling. Regulators may impose fines and penalties upon finding violations of regulations governing such business activities.
Rate and Form Approvals
Our insurance subsidiaries are subject to each state’s laws and regulations regarding rate and form approvals. The applicable laws and regulations are used by states to establish standards to ensure that rates are not excessive, inadequate, unfairly discriminatory or used to engage in unfair price competition. An insurer’s ability to increase rates and the relative timing of the process are dependent upon each state’s respective requirements.
Assessments Against Insurers
Under the insurance guaranty fund laws existing in each state, Washington D.C., Puerto Rico and the Virgin Islands, licensed insurers can be assessed by insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Most of these laws provide for annual limits on the assessments and for an offset against state premium taxes. These premium tax offsets must be spread over future periods ranging from five to 20 years. Since these assessments typically are not made for several years after an insurer fails and depend upon the final outcome of liquidation or rehabilitation proceedings, we cannot accurately determine the amount or timing of any future assessments.
Regulation of Investments
We are subject to state laws and regulations that require diversification of our investment portfolios and limit the amounts of investments in certain asset categories, such as below-investment grade fixed income securities, equity real estate, other equity investments and derivatives. Failure to comply with these requirements and limitations could cause affected investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, could require the divestiture of such non-qualifying investments.
Privacy Regulation
Federal and state law and regulation require financial institutions to protect the security and confidentiality of personal information, including health-related and customer information, and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of health-related and customer information and their practices relating to protecting the security and confidentiality of that information. State laws regulate the use and disclosure of social security numbers and federal and state laws require notice to affected individuals, law enforcement, regulators and others if there is a breach of the security of certain personal information, including social security numbers. Federal and state laws and regulations regulate the ability of financial institutions to make telemarketing calls and to send unsolicited e-mail or fax messages to consumers and customers. Federal and state lawmakers and regulatory bodies may be expected to consider additional or more detailed regulation regarding these subjects and the privacy and security of personal information.
Cybersecurity Regulation
The NY DFS issued a new regulation, effective March 1, 2017, that requires banks, insurance companies, and other financial services institutions regulated by the NY DFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry. The cybersecurity regulation adds specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements. In addition to New York’s cybersecurity regulation, the NAIC adopted the Insurance Data Security Model Law in October 2017. Under the model law, institutions that are compliant with the NY DFS cybersecurity regulation are deemed also to be in compliance with the model law. In 2018, South Carolina adopted the model law and approximately a dozen states are expected to consider adopting the model law or a variation of it in 2019. We expect that additional regulations could be enacted in other jurisdictions that could impact our cybersecurity program. Depending on these and other potential implementation requirements, we will likely incur additional costs of compliance.
Bank Holding Company Act
Due to the size of Goldman Sachs’ current voting and economic interest in us, we are deemed to be controlled by Goldman Sachs for purposes of the BHC Act and, therefore, are considered to be a “subsidiary” of Goldman Sachs under the BHC Act. Accordingly, we have agreed to certain covenants in the Stockholders’ Agreement (as later defined) for the benefit of Goldman Sachs that are intended to facilitate its compliance with the BHC Act, but that may impose certain obligations on us. Restrictions placed on Goldman Sachs as a result of supervisory or enforcement actions under the BHC Act or otherwise may restrict us or our activities in certain circumstances, even if these actions are unrelated to our conduct or business. See “Risk Factors — Legal and Regulatory Risks — We are subject to banking regulations that may limit our business activities.”

Management
Executive Officers
The following table presents information regarding our executive officers as of the date of this prospectus.
Name	Age	Position(s)
Joseph J. Beneducci	50	Chairman, President and Chief Executive Officer
Lawrence Hannon	51	Chief Operating Officer
Robert Bailey	55	Chief Underwriting Officer
Anthony S. Piszel	64	Chief Financial Officer
Frank D. Papalia	59	Chief Legal Officer
The following is a brief summary of the business experience of our executive officers.
Joseph J. Beneducci.   Mr. Beneducci is the founder of ProSight. Mr. Beneducci’s experience in the insurance industry spans more than 28 years across a wide array of underwriting and leadership responsibilities. Prior to founding ProSight in 2009, Mr. Beneducci served in various leadership and underwriting roles at Fireman’s Fund Insurance Company from 1998 to 2007, ultimately serving as CEO, and previously spent eight years at Chubb Limited in various leadership and underwriting positions beginning in 1991 through 1998. After leaving Fireman’s Fund Insurance Company in 2007, Mr. Beneducci worked as an independent consultant, including for Goldman Sachs and TPG, which work he continued until 2010. Mr. Beneducci received the Distinguished Alumni Achievement Award from Drew University where he holds a BA degree and also is a Board Fellow on the Board of Trustees. He has attended executive education programs at IMD International in Shanghai, China and the Ross School of Business at the University of Michigan. He currently serves as a member of the Board of Directors of the American Insurance Association in Washington, D.C.
Lawrence Hannon.   Mr. Hannon is a founding member of ProSight and is responsible for our field underwriting, brokerage, business development, customer experience, direct-to-consumer and marketing areas. Mr. Hannon has more than 28 years of underwriting and operational experience in the insurance industry. Prior to co-founding ProSight in 2009, Mr. Hannon worked at Fireman’s Fund Insurance Company from 2003 to 2007 as the Chief Sales and Marketing Officer and previously spent 13 years at Chubb Limited in various leadership and underwriting positions from 1990 to 2003. After leaving Fireman’s Fund Insurance Company in 2007, Mr. Hannon worked as an independent consultant, including for Goldman Sachs and TPG, which work he continued until 2010. Mr. Hannon holds a BA in Political Science from Drew University.
Robert Bailey.   Mr. Bailey is a founding member of ProSight and is responsible for our underwriting and reinsurance. Mr. Bailey has more than 29 years of underwriting experience in the insurance industry. Prior to joining ProSight in 2009, Mr. Bailey served in various leadership and underwriting positions at Fireman’s Fund Insurance Company starting in 1993, ultimately serving as Chief Underwriting Officer of Commercial Lines, and previously spent seven years at Cigna in various leadership and underwriting positions from 1986 to 1993. Mr. Bailey holds an MBA from Chapman University and a BBA in Finance from the University of Oklahoma.
Anthony S. Piszel.   Mr. Piszel joined ProSight in 2012. Mr. Piszel has more than 38 years of experience in the financial services industry, including as Chief Financial Officer of public companies. He previously was Chief Financial Officer at CoreLogic from 2010 to 2011, First American Corporation from 2009 to 2010, Freddie Mac from 2006 to 2008, and Health Net from 2004 to 2006. Previously, Mr. Piszel served in various roles at Prudential Financial from 1993 to 2004, ultimately as Controller, and at Deloitte & Touche from 1990 to 1993, ultimately as Audit Partner. Mr. Piszel also served as a practice fellow at the Financial Accounting Standards Board from 1988 to 1990. Mr. Piszel holds an MBA from Golden Gate University and a BA in Economics from Rutgers University.

Frank D. Papalia.   Mr. Papalia joined ProSight in 2011. Mr. Papalia has over 32 years of legal and business experience in the insurance industry and, prior to joining ProSight, served as General Counsel and Member of the Management Board of PARIS RE Holdings, a publicly-traded reinsurance group, from 2006 to 2010. Mr. Papalia also served in leadership roles on the legal team of AXA RE from 2001 to 2006, ultimately as General Counsel, and previously with AXA Financial from 1986 to 2001, ultimately as Vice President and Counsel. Mr. Papalia holds a JD from Fordham University School of Law and a BS in Accounting from Manhattan College.
Other Key Employees
The following table presents information regarding our other key employees as of the date of this prospectus.
Name	Age	Position(s)
Joseph Finnegan	51	Customer Group President
Paul Kush	59	Chief Claims Officer
Darryl Siry	46	President of ProSight Direct
Frank Bosse	68	Chief Human Resources Officer
Leland Kraemer	48	Chief Actuary Officer
Erin Cullen	32	Customer Group President
Ricardo Victores	54	National Sales Officer
Nestor Lopez	42	Chief Information Officer
Vivienne Zimmermann	45	Chief Customer Experience Officer
The following is a brief summary of the business experience of our other key employees.
Joseph Finnegan.   Mr. Finnegan joined ProSight in 2009 as President of Program Underwriting — West. Since 2014, he serves as Customer Group President, responsible for the underwriting, business development and distribution management of a diversified book of business at ProSight. Prior to joining ProSight, Mr. Finnegan served at Fireman’s Fund Insurance Company since 1991 in senior leadership roles in sales, underwriting and product development, including as Vice President heading the Entertainment Division. Mr. Finnegan holds a BA in Humanities from the University of Southern California.
Paul Kush.   Mr. Kush has been heading up ProSight’s global claims operations since our formation in 2009. Prior to joining ProSight, Mr. Kush was Chief Claims Officer for Crum & Forster for nine years, where he previously served in various roles since joining in 1982 as a claims trainee. Mr. Kush holds a BS in Business from Duquesne University and is a graduate of The Wharton School/CPCU Insurance Executive Development program.
Darryl Siry.   Mr. Siry joined ProSight in 2011 and, prior to becoming President of ProSight Direct in July 2018, served as CIO & Chief Digital Officer and Chief Marketing Officer. Prior to joining ProSight, Mr. Siry spent two years from 2009 to 2011 founding NewsBasis, a startup, and served as Senior Vice President, Marketing & Sales at Tesla Motors from 2006 to 2008. Mr. Siry also spent nine years at Fireman’s Fund Insurance Company from 1997 to 2006 in various roles, ultimately serving as Senior Vice President and Chief Marketing Officer. Mr. Siry holds a BA in Economics from Brown University.
Frank Bosse.   Mr. Bosse joined ProSight in 2010. Mr. Bosse has more than 35 years of experience as a human resources professional. Prior to joining ProSight, Mr. Bosse served as Senior Vice President of Human Resources at Jackson Family Wines from 2007 to 2010, served on the human resources and compensation and benefits teams at Fireman’s Fund Insurance Company and certain of its affiliates in various positions from 1988 to 2007, including ultimately as Vice President Compensation and Benefits at Fireman’s Fund Insurance Company and Human Resources Officer at

Allianz of America (the parent organization of Fireman’s Fund Insurance Company), and served as Director of Human Resources, Southeast Region at Crum & Forster Personal Insurance from 1987 to 1988. Mr. Bosse holds a Master’s degree from Ohio State University and a BA from the State University of New York, Buffalo.
Leland Kraemer.   Mr. Kraemer joined ProSight in 2009 and leads our assessment, pricing and management of risk. Prior to joining ProSight, Mr. Kraemer was an actuary with Fireman’s Fund Insurance Company from 1998 to 2009. Mr. Kraemer is a Fellow of the Casualty Actuarial Society, holds an MA in Statistics (with an emphasis on Applied Statistics) from the University of California at Santa Barbara and a BA in Mathematics from Grinnell College.
Erin Cullen.   Ms. Cullen joined ProSight in 2013 and, prior to becoming Customer Group President in October 2016, served as a program executive and manager. Before joining ProSight, Ms. Cullen was a Production Underwriter and Client Executive at GCube Insurance Services, Inc. from 2011 to 2013 and a Placement Specialist with Marsh from 2008 to 2011. Ms. Cullen holds a BS in Biology from Wake Forest University.
Ricardo Victores.   Mr. Victores joined ProSight in 2011 and has over 30 years of experience in underwriting and sales leadership in the insurance industry. Prior to joining ProSight, Mr. Victores was a Regional Executive with Golden Eagle Insurance from 2008 to 2011 and a segment owner with Fireman’s Fund Insurance Company from 1989 to 2008. Mr. Victores holds an MBA and BA in Business Finance from California State University — Fullerton.
Nestor Lopez.   Mr. Lopez joined ProSight in 2014 and, prior to becoming our Chief Information Officer in August 2018, served as Vice President, Information Technology. Before joining ProSight, Mr. Lopez was AVP, Enterprise Program Management supporting Underwriting, Sales and Marketing portfolios at CNA Insurance from 2011 to 2014 and AVP, Strategic Operations and Procurement with Fireman’s Fund Insurance Company from 2004 to 2011. Mr. Lopez also spent four years at GE Capital Corporation from 2000 to 2004 as a Systems Analyst and IT Project Manager. Mr. Lopez holds a BS in Industrial Engineering from the University of Puerto Rico.
Vivienne Zimmermann.   Ms. Zimmermann joined ProSight in 2014 and, prior to becoming Chief Customer Experience Officer in February 2019, served as VP Customer Experience and Director of Operations/IT. Prior to joining ProSight, Ms. Zimmermann founded and operated viviZ from 2008 – 2013, worked at Fireman’s Fund Insurance Company from 2002 to 2006 in various director-level roles ultimately serving as Director of Marketing (Customer Research and Strategies), startup Citadon from 1998 to 2001, and Deloitte & Touche from 1995 to 1998. Ms. Zimmermann holds a BA in Economics from Stanford University.
Board of Directors
Our business and affairs are managed under the direction of our Board of Directors. The following table presents information regarding the members of our Board of Directors upon completion of this offering.
Name	Age	Position(s)	Director Since
Joseph J. Beneducci	50	Chairman, President and Chief Executive Officer	2010
Anthony Arnold	39	Director	2010
Eric W. Leathers	45	Director	2012
Sumit Rajpal	43	Director	2010
Bruce W. Schnitzer	74	Director	2010
Richard P. Schifter	65	Director	2010
Clement S. Dwyer, Jr.	70	Director	2010
Steven Carlsen	61	Director	2010
[•]	[•]	Director	*

*
[•] is currently a director nominee and will be appointed as a director upon consummation of this offering.

Set forth below is biographical information about each of the directors named in the table above, to the extent not provided under “— Executive Officers”.
Anthony Arnold.   Mr. Arnold is a Managing Director at Goldman Sachs, where he heads Financial Services investing within the Americas Corporate Private Equity business in the Merchant Banking Division. He joined Goldman Sachs in 2001 and became a Managing Director in 2013. Mr. Arnold also serves as a director of Financeit (CommunityLend Holdings), Genesis Capital and nanoPay, Inc., and is a board observer at Axioma, Inc. and IrisGuard Holdings Ltd. He previously served as a director of Ipreo and Sigma Electric Products. Mr. Arnold holds a Bachelor of Science in Economics from the University of Bristol, UK.
Eric Leathers.   Mr. Leathers has been a partner of Further Global Capital Management since 2018 and serves as a member of its Investment Committee. From 2012 to 2018, he was a Partner of TPG and led the firm’s investment efforts in the financial services sector. He has over 20 years of experience investing across the sector, including in the areas of insurance, asset management, specialty finance and depository institutions. Prior to joining TPG, Mr. Leathers was a Managing Director and Partner with Pine Brook Partners beginning in 2009, where he shared responsibility for the management of the firm’s financial services investment activities. Before joining Pine Brook, he was a Partner at Capital Z Financial Services Partners from 1998 to 2009 and was responsible for sourcing and structuring investments within the financial services industry. Mr. Leathers began his career in the investment banking division of Donaldson, Lufkin and Jenrette from 1995 to 1998, where he specialized in mergers and acquisitions and corporate finance transactions for financial institutions. Mr. Leathers is currently a director of Assurant, Inc. and has previously served as a director of several privately-held and publicly-traded companies.
Sumit Rajpal.   Mr. Rajpal is a Managing Director at Goldman Sachs, where he serves as a co-head of the global Corporate Private Equity business in the Merchant Banking Division. He joined Goldman Sachs in 2000 and became a Managing Director in 2007. Mr. Rajpal also serves as a director of Boyd Corporation, Financeit (CommunityLend Holdings), Hastings Group Holdings PLC, K&N Engineering, Inc. and Safe-Guard Products International, LLC. He previously served as a director of Enstar Group Limited from May 2011 to September 2016 and of TransUnion from 2012 to 2018.
Bruce W. Schnitzer.   Mr. Schnitzer has been a private equity investor since 1985 and the Managing Director and Chairman of Wand Partners, which he founded in 1987. From 1977 to 1985, Mr. Schnitzer was a senior executive and Director of Marsh & McLennan Companies, Inc. He served as President and CEO of Marsh & McLennan, Incorporated from 1983 to 1985 and as Chief Financial Officer of Marsh & McLennan Companies, Inc. from 1977 to 1982. Prior to joining Marsh & McLennan, Mr. Schnitzer was a Vice President at JP Morgan/Morgan Guaranty Trust Company, where he served since joining the firm in 1967 and last served as Vice President and head of Mergers and Acquisitions. Mr. Schnitzer is a director of several Wand portfolio companies. In addition he is Chairman of the Institute of Human Origins. Mr. Schnitzer holds an MBA and BBA, both from the University of Texas.
Richard P. Schifter.   Mr. Schifter has been a Senior Advisor at TPG since 2013 and was a partner at TPG from 1994 through 2013. Prior to joining TPG, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring. He joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter currently serves on the boards of directors of Caesars Entertainment Corporation and LPL Financial Holdings Inc. Mr. Schifter also serves on the Board of Overseers of the University of Pennsylvania Law School. In addition, Mr. Schifter is a member of the Board of Directors of the American Jewish International Relations Institute and a member of the national advisory board of Youth, I.N.C. (Improving Non-Profits for Children). Mr. Schifter previously served on the boards of directors of American Airlines Group, Inc. from 2013 through 2018, Direct General Corporation from 2011 to 2016, Ariel Holdings, Ltd. from 2006 to 2012, Endurance Specialty Reinsurance from 2004 to 2006, American Beacon Advisors, Inc. from 2008 through 2015, Republic Airways, Inc. from 2009 through 2013, EverBank Financial Corporation from 2010 to 2017, Ryanair Holdings, PLC from 1996 through 2003, America West Holdings Inc. from 1994 to 2005, U.S. Airways Group Inc. from 2005 to 2006 and Midwest Airlines, Inc. from 2007 to 2009. Mr. Schifter holds a JD from the University of Pennsylvania Law School and a BA from George Washington University.

Clement S. Dwyer, Jr.   Mr. Dwyer is Chairman of American Overseas Group Ltd., a Managing Member of Snow Squall LLC and a Chairman of Old American County Mutual Fire Insurance Co. He serves on the boards of directors of Dowling & Partners Holdings LLC, Old American Holdings LLC and Old American Insurance Investors. Mr. Dwyer was previously with Guy Carpenter & Co., Inc. from 1970 to 1996, ultimately serving as a Director & Executive Vice President, President & Chief Executive Officer of Signet Star Holdings, Inc. in 1996, and President of URSA Advisors, a consulting firm, from 1997 to 2015, through which he served as an advisor to various investment funds, including certain funds associated with The Beekman Group LLC from 2006 to 2014. He also served on the board at Montpelier Re Holdings Ltd., Holborn Corp., Orpheus Group Ltd., RAM Reinsurance Co. Ltd, Vanbridge Holdings LLC and Grandparents.com, Inc. On April 14, 2017, Grandparents.com, Inc. filed for Chapter 11 bankruptcy protection and its liquidation plan was approved by the U.S. Bankruptcy Court on September 20, 2017. Mr. Dwyer received his undergraduate degree from Tufts University.
Steven Carlsen.   Mr. Carlsen has been President of Shadowbrook Advising since 2006 and Chairman of the Board of Orchid Underwriters since 2014. Mr. Carlsen was co-founder of Endurance Specialty Holdings where he served from 2001 to 2017, including as its Chief Operating Officer and Chief Underwriting Officer. Mr. Carlsen began his career as a property facultative underwriter from 1979 to 1981 and later as a treaty account executive from 1985 to 1986 for Swiss Reinsurance Company. Mr. Carlsen spent the intervening years, 1981 to 1985, with the Reinsurance Division of Allstate Insurance Company. He joined NAC Re in 1986, ultimately heading their Property and Miscellaneous Treaty Department (which included aviation, marine, surety and finite business). In 1994, Mr. Carlsen served as Chief Underwriter-North America at CAT Limited and in 1997, he co-founded CAT Limited’s finite insurer, Enterprise Re. Since 1999 until he joined Endurance in 2001, Mr. Carlsen worked as a consultant, principally with three Morgan Stanley Private Equity insurance ventures and Plymouth Rock Group. Mr. Carlsen holds a BA in Mathematics from Cornell University and a PhD in Economics from Fordham University’s Graduate School of Arts and Sciences.
As discussed under “Certain Relationships and Related Party Transactions — Relationship with the Principal Stockholders Following this Offering — Stockholders’ Agreement”, the principal stockholders will have the right to designate for election certain of our directors.
There are no family relationships between any of our executive officers or directors.
Board Committees and Corporate Governance
Prior to this offering, our Board of Directors has five standing committees: Audit Committee, Finance Committee, Human Resources Committee, Compensation Committee and Underwriting Committee. Following this offering, our Board of Directors will have the following standing committees: Audit Committee, Compensation Committee, Nominating and Governance Committee, Investment Committee and Risk Committee.
We expect that prior to the completion of this offering, our Board of Directors will determine that each of our directors other than Mr. Beneducci is independent under the [•] listing rules (an “independent director”). In assessing their independence, the Board of Directors will consider the relationships of Messrs. Arnold and Rajpal with Goldman Sachs and of Messrs. Leathers and Schifter with TPG, as described in their respective biographical information above.
Audit Committee
Messrs. Carlsen, Dwyer and Schnitzer will serve on our Audit Committee, to be chaired by Mr. Schnitzer. Upon the listing of our common shares, we expect that all members of our Audit Committee will qualify as independent under the [•] listing rules and SEC Rule 10A-3 under the Exchange Act. Each independent member of our Audit Committee will be financially literate, and Mr. [•] will be an “audit committee financial expert” as used in Item 407 of SEC Regulation S-K.

The purpose of the Audit Committee will be assisting the Board of Directors’ oversight of  (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditors’ qualifications and independence, and (iv) the performance of the independent auditors and our internal audit function. The responsibilities of the Audit Committee will include:
•
appointment, compensation, retention and oversight of the work of our independent auditors and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation service;

•
pre-approval, or the adoption of appropriate procedures to pre-approve, all audit and non-audit services to be provided by our independent auditors;

•
consideration of reports or communications submitted to the Audit Committee by our independent auditors, including reports and communications related to the overall audit strategy;

•
meeting with management and our independent auditors to discuss the scope of the annual audit, to review and discuss our financial statements and related disclosures, to discuss any significant matters arising from any audit and any major issues regarding accounting principles and financial statement presentations;

•
discussing with the General Counsel any significant legal, compliance or regulatory matters that may have a material effect on our financial statements, business or compliance policies; and

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Upon our listing date, our Audit Committee charter will be available on our website.
Compensation Committee
Messrs. [•], Carlsen and Leathers will serve on our Compensation Committee, to be chaired by [•]. The responsibilities of the Compensation Committee will include:
•
reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating his performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board of Directors), determining and approving his compensation level based on this evaluation;

•
determining non-CEO compensation, incentive-compensation plans and equity-based plans that are subject to board approval;

•
approving any new equity compensation plan or any material change to an existing plan where shareholder approval has not been obtained; and

•
in consultation with management, overseeing regulatory compliance with respect to compensation matters.

Upon our listing date, our Compensation Committee charter will be available on our website.
Nominating and Governance Committee
Messrs. Carlsen, Dwyer and Schifter will serve on our Nominating and Governance Committee, to be chaired by Mr. Schifter. The responsibilities of the Nominating and Governance Committee will include:
•
identifying and recommending director nominees, consistent with criteria approved by the Board of Directors;

•
developing and recommending to the Board of Directors standards to be applied in making determinations as to the absence of material relationships between us and a director; and

•
developing and recommending corporate governance guidelines to the Board of Directors.

Upon our listing date, our Nominating and Governance Committee Charter will be available on our website.
Investment Committee
Messrs. Arnold, Carlsen and Schifter will serve on our Investment Committee, to be chaired by Mr. Arnold. The responsibilities of the Investment Committee will include reviewing and making recommendations to the Board of Directors with respect to our investment policies, strategy and guidelines, portfolio composition and investment performance.
Risk Committee
Messrs. Carlsen, Dwyer and Leathers will serve on our Risk Committee, to be chaired by Mr. Carlsen. The responsibilities of the Risk Committee will include assisting the Board of Directors in overseeing and reviewing information regarding enterprise risk management, including significant policies, procedures and practices employed to manage risk.
Lead Director
If at any time the Chairman of the Board of Directors is not an independent director, the Board of Directors will designate a “lead director” who is an independent director. The lead director, who will initially be Mr. [•], will preside over meetings of the directors when the Chairman of our Board of Directors is absent, that are held by non-management directors without any management directors present and that are held by independent directors.
The lead director will have, among other things, the authority to:
•
call meetings of the independent directors;

•
consult on and approve meeting agendas and schedules of our Board of Directors;

•
serve as a liaison between the non-management directors and the Chairman, as a contact person to facilitate communications by our employees, shareholders and others with the non-management directors; and

•
review the quality, quantity, appropriateness and timeliness of information provided to our Board of Directors.

Code of Ethics and Conduct
In accordance with [•] listing requirements and SEC rules, we will adopt a code of business conduct and ethics that applies to all of our employees, the members of our Board of Directors and our officers. The full text of the code will be posted on the Investor Relations section of our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.
[•] Independence Requirements
Because the principal stockholders will continue to own a majority of our stock following this offering, we will be a “controlled company” for purposes of the [•] listing rules. Accordingly, our Board of Directors will not be required to have a majority of independent directors and our Compensation Committee and Nominating and Governance Committee will not be required to meet the director independence requirements to which we would otherwise be subject until such time as we cease to be a “controlled company.” Notwithstanding this exemption, we currently expect that our Board of Directors, Compensation Committee and Nominating and Governance Committee will meet the director independence requirements under the [•] rules.

Compensation Committee Interlocks and Insider Participation
None of the members of the Compensation Committee are current or former officers or employees of the Company. We are party to certain transactions with the principal stockholders described in “Certain Relationships and Related Party Transactions.” None of our executive officers serves as a director or member of a compensation committee of another entity.
Director Compensation
The following table sets forth information regarding compensation of our directors during the year ended December 31, 2018:
Name	Fees earned or paid in cash ($)	Stock awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)	All Other Compensation ($)	Total ($)
Joseph J. Beneducci	0	0	0	0	0	0	0
Anthony Arnold	0	0	0	0	0	0	0
Steven Carlsen	75,000	75,000	0	0	0	0	150,000
Clement S. Dwyer, Jr.	75,000	75,000	0	0	0	0	150,000
Eric W. Leathers	0	0	0	0	0	0	0
Sumit Rajpal	0	0	0	0	0	0	0
Richard P. Schifter	0	0	0	0	0	0	0
Bruce W. Schnitzer	75,000	75,000	0	0	0	0	150,000
During the year ended December 31, 2018, Mr. Beneducci, our Chief Executive Officer, did not receive any additional fees, equity awards or other compensation for his services as a member of the Board of Directors. In addition, the non-employee directors designated by the principal stockholders (Messrs. Arnold, Leathers, Rajpal and Schifter) did not receive any fees, equity awards or other compensation for their services as a member of the Board of Directors.
For their service in the year ended December 31, 2018, each of our non-employee directors (other than directors designated by the principal stockholders) received an annual cash retainer of $75,000 (paid quarterly) and an annual grant of restricted stock units (“RSUs”) with a value of  $75,000. We also reimburse all non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties. Director RSUs are fully vested at grant and are payable upon the first to occur of the grantee’s (i) death or disability, (ii) termination of service to ProSight and (iii) a “change of control” (as defined in the 2010 Plan) that constitutes a “change in control event” pursuant to Section 409A of the Code.
In connection with this offering, we intend to adopt a new omnibus equity incentive plan, under which we will be permitted to grant a variety of equity-based and cash-based incentive awards to directors, to replace the 2010 Plan. In addition, we may make revisions to our director compensation program.

Executive Compensation
As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers.
Our executive compensation program is designed to attract, motivate and retain high quality leadership and incentivize our executive officers to achieve performance goals over the short- and long-term, which also aligns the interests of our executive officers with our shareholders.
Our named executive officers, which consist of our principal executive officer and our two other most highly compensated executive officers, are:
•
Joseph J. Beneducci, Chief Executive Officer and Chairman of the Board of Directors;

•
Lawrence Hannon, Chief Operating Officer; and

•
Anthony S. Piszel, Chief Financial Officer.

Summary Compensation Table
The following table presents compensation awarded to, earned by and paid to our principal executive officer and our two other most highly compensated persons serving as executive officers for the fiscal year ended December 31, 2018. We refer to these executive officers as our “named executive officers” or “NEOs”.
Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Non-Equity Incentive Plan Compensation(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(4)	Total
Joseph J. Beneducci Chief Executive Officer and Chairman	2018	$767,812	$0	$758,193	$2,124,375	$0	$20,903	$3,671,283
Lawrence Hannon. Chief Operating Officer	2018	$465,479	$0	$299,823	$695,250	$0	$13,750	$1,474,302
Anthony S. Piszel Chief Financial Officer	2018	$435,054	$0	$225,741	$800,400	$0	$0	$1,461,195

(1)
The amounts in this column represents the grant date value of profits interests in the form of  “P Share” awards granted in March 2018 under to the PGHL 2010 Equity Incentive Plan (the “2010 Plan”). The number of P Shares granted to each named executive officer in March 2018 was: Mr. Beneducci — 195,899 P Shares; Mr. Hannon — 77,467 P Shares; and Mr. Piszel — 58,326 P Shares. A pre-condition of vesting of the P Shares is the occurrence of a liquidity event, including a change of control or public offering, upon which the P Shares will vest based on specified incentive levels determined using the net proceeds implied or received by the principal stockholders. The compensation cost of P Shares is currently not recognized in the consolidated statements of operations of the Company as a liquidity event has not occurred. Although the P Shares have no accounting value, the value shown in the table reflects the grant date value based on the probable outcome of vesting of the P Shares. This calculation was based on a Black-Scholes option-pricing model that was applied to the relevant pricing points of the P Share award structure using factors based around the time of the grant date. An estimated stock price of  $82.75 was selected based on a multiple of book value, and a regression analysis was chosen based on a peer group. A selected duration was used to cover the length of the expected liquidity event efforts, with a risk free rate, based on two-year U.S. Treasuries, a volatility factor, based on the peer group, and an illiquidity discount also applied.

(2)
The amounts in this column represent annual incentive cash awards earned under ProSight Global’s Short Term Incentive Program for 2018 performance as determined by the Compensation Committee in the first quarter of 2019. See “— Annual Incentive Awards” below for more information.

(4)
The items comprising “All Other Compensation” for 2018 are:

Name	Contributions to Defined Contribution Plans(a)	Insurance Premiums(b)	Total
Joseph J. Beneducci	$13,750	$7,153	$20,903
Lawrence Hannon	$13,750	$0	$13,750

(a)
Represents matching contributions made by ProSight under its 401(k) plan. See “— Retirement Benefits” below for more information.

(b)
Represents life insurance premiums paid by ProSight for the benefit of Mr. Beneducci.

Narrative Disclosure to Summary Compensation Table
Employment Agreements
Mr. Beneducci is party to an employment agreement with ProSight Specialty Insurance Holdings, Inc. (the predecessor to PGHL), dated September 14, 2010, amended November 4, 2010, March 9, 2016 and July 29, 2016. The agreement was effective September 14, 2010 and the term will continue until September 14, 2019, with automatic one-year extensions unless either party elects to not extend the term (in the case of our election to not extend the term, Mr. Beneducci will be eligible to receive severance in accordance with a termination by us without “cause” as discussed below under “— Severance and Change in Control Benefits”).
Base Salary
Each named executive officer’s base salary is a fixed component of compensation for each year for performing specific job duties and functions. The total base salaries earned by our named executive officers in 2018 are disclosed in the Summary Compensation Table above.
Base salaries for our named executive officers are reviewed periodically and adjusted when our Compensation Committee determines an adjustment is appropriate.
Annual Incentive Awards
Each named executive officer participates in a discretionary annual bonus program administered by ProSight Global, under which awards are granted on an annual basis at the discretion of the Compensation Committee. The actual earned amounts for all NEOs are determined by the Compensation Committee in its sole discretion. The amounts earned by the NEOs for 2018 are provided in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above.
For 2018, the compensation committee determined to set the CEO’s target annual bonus opportunity at $1,062,187.50. Prior to 2017 annual bonuses, a portion of the annual bonus for each NEO was payable in RSUs granted under the 2010 Plan, with terms as described below under “— Long-Term Incentive Plan Awards.” For each of the 2015 and 2016 annual bonuses, our CEO received 33% of his annual bonus in RSUs (granted in the first quarter of the year based on the prior year’s performance). Annual bonuses for 2017 and 2018, which were paid in the first quarter of 2018 and 2019, respectively, were paid entirely in cash.
Employee Benefits and Perquisites
Our NEOs are eligible to participate in our health and welfare plans to the same extent as are all full-time employees generally. We generally do not provide our NEOs with perquisites or other personal benefits. However, we pay insurance premiums for a life insurance policy for the CEO. In addition, we reimburse our named executive officers for their necessary and reasonable business and travel expenses incurred in connection with their services to us, and our named executive officers are entitled to indemnification for the term of employment and for six years thereafter pursuant to the terms of their employment agreements.

Retirement Benefits
We maintain a 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(k) of the IRS Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to their 401(k) plan account. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees and we have elected to make matching contributions to eligible participants in an amount up to 100% of the first 4% of eligible compensation and 50% of the next 2% of eligible compensation contributed to the plan as deferral contributions.
Long-Term Incentive Plan Awards
The board of directors of PGHL adopted the ProSight Global Holdings Limited Amended and Restated 2010 Equity Incentive Plan, effective November 23, 2010, and amended and restated as of February 2015 (the “2010 Plan”), which was intended to advance the interests of PGHL, its subsidiaries and its stockholders by (a) aiding in the recruitment and retention of key employees (including the NEOs), directors and consultants, (b) motivating such persons to exert their best efforts on behalf of PGHL and its subsidiaries by equity award incentives and (c) increasing their interest in the welfare of PGHL as a result of their proprietary interest in PGHL’s success. As further discussed below under “— Anticipated Changes to Our Compensation Program,” we expect that the 2010 Plan will be replaced by new omnibus incentive compensation plan prior to or in connection with this offering.
We currently offer RSUs, based on four separate classes of shares of PGHL (in the form of D-1, F-2A, F-2B and F-2C shares) and restricted stock, including profits interests in the form of  “P Shares,” to our named executive officers as the long-term incentive component of our compensation program. Upon the completion of this offering, a percentage of unvested P Shares will vest based on the net proceeds received by the principal stockholders and the initial public offering price. Vested P Shares will convert into shares of ProSight Global in connection with the merger of PGHL into ProSight Global, and such shares will be subject to a lockup for a period of 180 days from the date of this prospectus. If a named executive officer’s employment with us terminates for “cause” (as defined in the 2010 Plan) prior to the completion of this offering, the Company will repurchase all P Shares held by the named executive officer for an aggregated consideration of  $0.01. If a named executive officer’s employment terminates for any reason other than for “cause” (including upon resignation), the Company will repurchase all unvested P Shares for an aggregate amount of  $0.01, except that upon a termination without “cause” or resignation for “good reason” (as defined in the 2010 Plan), unvested P Shares will remain outstanding for six months and will then be subject to repurchase unless a change of control of PGHL has occurred.
Long-term incentive plan awards are typically granted as an initial up-front grant in connection with commencement of employment, with additional subsequent grants as needed to reflect changes in our capital structure or assessments by the Compensation Committee based on expanded role or performance of a key employee. In addition, as further discussed above under “— Annual Incentive Awards,” we previously paid a portion of the annual bonus in RSUs. RSUs granted as a portion of the 2016 annual bonuses were granted in the first quarter of 2017 in respect of 2016 performance. We did not pay any portion of the 2017 or 2018 annual bonuses in RSUs. Awards are determined based on an individual’s role and responsibilities, and also take into account prior year individual performance.
RSUs awarded to our NEOs generally vest 50% on each of the 1st and 2nd anniversaries of grant subject to continued employment. RSUs automatically vest upon a change in control, a termination of employment due to death, disability, or by us without cause, or upon the NEO’s resignation for good reason. At the discretion of the Compensation Committee, vested RSUs settle either in shares or cash (or a combination) on the earliest to occur of  (1) the 5th anniversary of grant, (2) a separation from service (as such term is defined under Code Section 409A), (3) a change in control of PGHL or (4) the death or disability of the grantee. In 2016, our CEO was granted RSUs that vest upon the consummation of a transaction in which the principal stockholders dispose of at least 80% of their Shares, provided that the principal stockholders receive a certain minimum net internal rate of return and net multiple of invested capital in that transaction.
Pursuant to his employment agreement, the CEO purchased shares of PGHL with an aggregate fair market value of  $1,000,000 at the time of purchase. If the CEO’s employment is terminated without “cause” or resigns with “good reason” (each term as defined in his employment agreement), the CEO may, within 60 business days of the date of termination, elect to sell the purchased Shares to ProSight Global for an amount equal to the then-fair market value of the shares (which upon the completion of this offering, is based on the mean high and low prices of the shares traded on such date on the [•]). If the CEO’s employment is terminated for “cause” or he resigns without “good reason,” his shares may be repurchased for an amount equal to the lesser of  $1,000,000 or the then-fair market value of the shares.
Outstanding Equity Awards at Fiscal Year-End
As of December 31, 2018, our named executive officers held outstanding equity-based awards of PGHL as listed in the table below.
Stock Awards
Name	Number of Unearned Shares or Units That Have Not Yet Vested (#)	Market Value of Unearned Shares or Units That Have Not Yet Vested ($)
Joseph J. Beneducci	86,500(1)	$
	1,701(2)	$
	340,222(3)	$
Lawrence Hannon	1,130(2)	$
	126,881(3)	$
Anthony S. Piszel	525(2)	$
	98,810(3)	$

(1)
Represents outstanding unvested RSUs granted to Mr. Beneducci on March 7, 2016 under the 2010 Plan, which vest upon the consummation of a transaction in which the principal stockholders dispose of at least 80% of their Shares, provided that the principal stockholders receive a certain minimum net internal rate of return and net multiple of invested capital in that transaction and subject to Mr. Beneducci’s continued employment. See “Long-Term Incentive Plan Awards” above for more information. The market value of the RSUs assumes an initial public offering per share price of  $       (the midpoint of the estimated price range set forth on the cover page of this prospectus).

(2)
Represents the remaining outstanding tranche of unvested RSUs as of December 31, 2018 granted on February, 7 2017 under the 2010 Plan. The RSUs vest 50% on each of the first and second anniversaries of grant, subject to continued employment. All outstanding RSUs vested as of February 7, 2019. See “Long-Term Incentive Plan Awards” above for more information. The market value of the RSUs assumes an initial public offering per share price of  $       (the midpoint of the estimated price range set forth on the cover page of this prospectus).

(3)
Represents outstanding unvested “P Shares” granted under the 2010 Plan. Upon the completion of this offering, a percentage of unvested P Shares will vest based on the net proceeds received by the principal stockholders and the initial public offering price. The value shown in the table reflects the value of the P Shares assuming an initial public offering per share price of  $       (the midpoint of the estimated price range set forth on the cover page of this prospectus). Vested P Shares will convert into shares of ProSight Global in connection with the merger of PGHL into ProSight Global. See “Long-Term Incentive Plan Awards” above for more information.

Emerging Growth Company Status
We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Pension Benefits
Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during fiscal 2018.
Nonqualified Deferred Compensation
Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during fiscal 2018.
Severance and Change in Control Benefits
RSUs granted to our named executive officers generally vest in full upon a termination of employment by us without “cause”, a resignation by the NEO for “good reason” or a “change in control” (each term as defined under the 2010 Plan).
In addition, pursuant to Mr. Beneducci’s employment agreement, we will be required to make certain payments and provide certain benefits upon the occurrence of a termination of his employment by us without “cause” or a resignation by Mr. Beneducci for “good reason” (each term as defined in his employment agreement), contingent on his executing and not revoking a general release of claims against us and certain related parties (and resigning as a member of our Board of Directors). Subject to Mr. Beneducci continuing to abide by the restrictive covenants in his employment agreement, including a two-year non-compete and non-solicit, Mr. Beneducci would be entitled to receive severance payments paid quarterly over the 24 month period following such qualifying termination of employment in an aggregate amount equal to two times the sum of his current base salary plus his target bonus opportunity, and in addition, his target annual bonus opportunity, pro-rated for the number of months elapsed prior to the date of termination.
Furthermore, if Mr. Beneducci’s employment is terminated by us without “cause” or upon his resignation for “good reason,” his P Shares and performance-based RSUs granted in 2016 will remain outstanding and eligible to vest for six months after the termination date. If prior to the six months anniversary of the termination date, we have entered into a definitive agreement that would result in a “change in control” (as defined under the 2010 Plan), his unvested P Shares will remain outstanding and if the change in control is consummated within one year following the signing of the definitive agreement, his unvested P Shares will be eligible to vest in accordance with the original performance criteria. If prior to the six months anniversary of the termination date, we have entered into a definitive agreement that would result in an “exit event” (as defined under the 2010 Plan) or an event resulting in the sale or disposition by each of certain initial investors in PGHL of more than 80% of the PGHL shares held by such investor, his unvested performance-based RSUs will remain outstanding and if such transaction is consummated within one year following the signing of the definitive agreement, his unvested performance-based RSUs will vest in full.

Equity Plans
2019 Equity Incentive Plan
General
Our board of directors intends to adopt our 2019 Equity Incentive Plan (the “2019 Plan”) prior to the offering, and it will be submitted to our stockholders for approval. We expect that our 2019 Plan will become effective immediately on adoption although no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. Our 2019 Plan is intended to replace our 2010 Plan. However, awards outstanding under our 2010 Plan will continue to be governed by their existing terms. Although not yet adopted, we expect that our 2019 Plan will have the features described below.
Share Reserve
The number of shares of our common stock available for issuance under our 2019 Plan will equal the sum of  [•] shares plus up to [•] shares remaining available for issuance under, or issued pursuant to or subject to awards granted under, our 2010 Plan. If an award granted under the 2019 Plan expires, is forfeited or is settled in cash, the shares of our common stock not acquired pursuant to the award will again become available for subsequent issuance under the 2019 Plan. Shares of our common stock subject to awards that are assumed, converted or substituted under the 2019 Plan as a result of our acquisition of another company will not be counted against the number of shares that may be granted under the 2019 Plan. With respect to awards of stock-settled SARs, the total number of shares that may be granted under the 2019 Plan will be reduced by the full number of shares underlying the exercised portion of such award (rather than only the number of shares actually delivered upon exercise). The following types of shares under the 2019 Plan will not become available for the grant of new awards under the 2019 Plan: (i) shares withheld to satisfy any tax withholding obligation and (ii) shares tendered to, or withheld by, us to pay the exercise price of an option.
The maximum number of shares of our common stock that may be granted to any single individual during a fiscal year in the form of stock options may not exceed [•] shares. The maximum number of shares of our common stock that may be granted to any single individual during a fiscal year in the form of SARs may not exceed [•] shares.
Administration
The 2019 Plan will be administered by the Compensation Committee of our board of directors (and its delegates) unless the board of directors determines otherwise. For purposes of this summary, we refer to the committee that administers the 2019 Plan, and to any person or group to whom this committee delegates authority, as the Compensation Committee. Subject to the terms of the 2019 Plan, the Compensation Committee will determine which employees, consultants and/or non-employee directors will receive awards under the 2019 Plan, the dates of grant, the number and types of awards to be granted, the exercise or purchase price of each award, and the terms and conditions of the awards, including the period of their exercisability and vesting and the fair market value applicable to a stock award.
In addition, the Compensation Committee has the authority to determine whether any award may be settled in cash, shares of our common stock, other securities or other awards or property. The Compensation Committee has the authority to interpret the 2019 Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the 2019 Plan or any awards granted under the 2019 Plan as it deems to be appropriate. The Compensation Committee may also delegate any of its powers, responsibilities or duties to any person who is not a member of the Compensation Committee or any administrative group within the company. Our board of directors may also grant awards or administer the 2019 Plan.

Eligibility
Employees, consultants, non-employee directors and advisors will be eligible to participate in our 2019 Plan.
Under our 2019 Plan, no non-employee director of ProSight Global may be granted (in any calendar year) compensation with a value in excess of  $[•] (increased by [•]% per year), with the value of any equity-based awards based on the accounting grant date value of such award.
Types of Awards
The 2019 Plan provides for the grant of stock options intended to meet the requirements of “incentive stock options” under Section 422 of the Code as well as “non-qualified stock options” that do not meet such requirements, SARs, restricted stock, RSUs, dividend equivalent rights and other equity-based, equity-related or cash-based awards (including performance-based awards).
All of the awards described above are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the Compensation Committee, in its sole discretion, subject to certain limitations provided in the 2019 Plan. The Compensation Committee may condition the vesting of or the lapsing of any applicable vesting restrictions or conditions on awards upon the attainment of performance goals, continuation of service, or any other term or conditions. The vesting conditions placed on any award need not be the same with respect to each grantee and the Compensation Committee will have the sole discretion to amend any outstanding award to accelerate or waive any or all restrictions, vesting provisions or conditions set forth in the award agreement.
Each award granted under the 2019 Plan will be evidenced by an award agreement, which will govern that award’s terms and conditions. To the extent necessary to do so, in the case of any conflict or potential inconsistency between the 2019 Plan and a provision of any award or award agreement with respect to an award, the 2019 Plan will govern.
Stock Options
An award of a stock option gives a grantee the right to purchase a certain number of shares of our common stock during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of our common stock on the grant date. The term of a stock option may not exceed 10 years from the date of grant. Incentive stock options may only be granted from a plan that has been approved by our stockholders and will be exercisable in any fiscal year only to the extent that the aggregate fair market value of our common stock with respect to which the incentive stock options are exercisable for the first time does not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the incentive stock option does not exceed five years from the date of grant. The exercise price of any stock option may be paid using (i) cash, check or certified bank check, (ii) shares of our common stock, (iii) a net exercise of the stock option, (iv) other legal consideration approved by the company and permitted by applicable law and (v) any combination of the foregoing.
Stock Appreciation Rights (SARs)
A SAR entitles the grantee to receive an amount equal to the difference between the fair market value of our common stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share of our common stock on the grant date), multiplied by the number of shares subject to the SAR. The term of a SAR may not exceed 10 years from the date of grant. Payment to a grantee upon the exercise of a SAR may be either in cash, shares of our common stock or other securities or property, or a combination of the foregoing, as determined by the Compensation Committee.

Restricted Stock
A restricted stock award is an award of outstanding shares of our common stock that does not vest until a specified period of time has elapsed or other vesting conditions have been satisfied, as determined by the Compensation Committee, and which will be forfeited if the conditions to vesting are not met. The Compensation Committee will issue a certificate in respect to the shares of restricted stock, unless the Compensation Committee elects to use another system, such as book entries by the transfer agent, as evidencing ownership of such shares. In the event a certificate is issued it may be registered in the name of the grantee, and the company will hold the certificate until the restrictions upon the award have lapsed. During the period that any restrictions apply, the transfer of stock awards is generally prohibited. Grantees have full voting rights with respect to their restricted shares. Unless the Compensation Committee determines otherwise, all ordinary cash dividend payments or other ordinary distributions paid upon a restricted stock award will be paid to the grantee during the vesting period.
Dividend Equivalent Rights
Dividend equivalent rights entitle the grantee to receive amounts equal to all or any of the ordinary cash dividends that are paid on the shares underlying a grant while the grant is outstanding. Dividend equivalent rights may be paid in cash, in shares of our common stock or in another form. The Compensation Committee will determine whether dividend equivalent rights will be conditioned upon the exercise of the award to which they relate (subject to compliance with Section 409A of the Code) and other terms and conditions, as determined by the Compensation Committee.
Other Stock-Based or Cash-Based Awards
Under the 2019 Plan, the Compensation Committee may grant other types of equity-based, equity-related or cash-based awards, including awards subject to performance-based criteria, subject to such terms and conditions that the Compensation Committee may determine. Such awards may include retainers and meeting-based fees and the grant or offer for sale of unrestricted shares of our common stock, performance share awards and performance units settled in cash.
Adjustments
In connection with a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution, the Compensation Committee will make adjustments as it deems appropriate in (i) the maximum number of shares of our common stock reserved for issuance as grants, (ii) the maximum number of stock options, SARs or awards intended to qualify as “performance-based compensation” that any individual participating in the 2019 Plan may be granted in any fiscal year, (iii) the number and kind of shares covered by outstanding grants, (iv) the kind of shares that may be issued under the 2019 Plan and (v) the terms of any outstanding stock awards, including exercise or strike price, if applicable.
Amendment; Termination
Our board of directors may amend or terminate the 2019 Plan at any time, provided that no such amendment may materially adversely impair the rights of a grantee of an award without the grantee’s consent. Our stockholders must approve any amendment to the extent required to comply with the Code, applicable laws or applicable stock exchange requirements. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2019 Plan will terminate on the day immediately preceding the tenth anniversary of the date on which our stockholder approved the 2019 Plan, but any outstanding award will remain in effect until the underlying shares are delivered or the award lapses.

Change in Control
Unless the Compensation Committee determines otherwise, or as otherwise provided in the applicable award agreement, if a participant’s employment is terminated by us without “cause” (as defined in the 2019 Plan) or the participant resigns his or her employment for “good reason” (as defined in the 2019 Plan), in either case, on or within two years after a “change in control” (as defined in the 2019 Plan), (i) all outstanding awards will become fully vested (including lapsing of all restrictions and conditions), and, as applicable, exercisable, with any outstanding performance-based awards deemed earned at the level specified in the applicable award agreement and (iii) any shares deliverable pursuant to RSUs will be delivered promptly following the termination. In the event of a change in control, the Compensation Committee may also (i) provide for the assumption of or the issuance of substitute awards, (ii) provide that for a period of at least 20 days prior to the change in control, stock options or SARs that would not otherwise become exercisable prior to a change in control will be exercisable as to all shares of common stock, as the case may be, subject thereto and that any stock options or SARs not exercised prior to the consummation of the change in control will terminate and be of no further force or effect as of the consummation of the change in control, (iii) modify the terms of such awards to add events or conditions (including the termination of employment within a specified period after a change in control) upon which the vesting of such awards will accelerate, (iv) deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue (as is or as adjusted by the Compensation Committee) after closing or (v) settle awards for an amount (as determined in the sole discretion of the Compensation Committee) of cash or securities (in the case of stock options and SARs that are settled in cash, the amount paid will be equal to the in-the-money spread value, if any, of such awards).
In general terms, except in connection with any initial public offering, a change in control under the 2019 Plan occurs if following the completion of this offering:
•
during any period of not more than 36 months, individuals who constitute the board of directors as of the beginning of the period (or whose subsequent appointment or election is endorsed by two-thirds of the incumbent directors) no longer constitute a majority of the board;

•
a person, other than the principal stockholders, their affiliates and certain other affiliated entities becomes a beneficial owner, directly or indirectly, of our capital stock representing 50% of the voting power of our outstanding capital stock;

•
we merge into another entity, unless (i) the business combination is with a principal stockholder or any of its affiliates or (ii) (a) more than 50% of the combined voting power of the merged entity or its parent is represented by our voting securities that were outstanding immediately prior to the merger, (b) the board of directors prior to the merger constitutes at least 50% of the board of the merged entity or its parent following the merger and (c) no person is or becomes the beneficial owner of 50% or more of the combined voting power of the outstanding capital stock eligible to elect directors of the merged entity or its parent;

•
we sell or dispose of all or substantially all of our assets (other than to a principal stockholder or its affiliate); or

•
we are liquidated or dissolved.

Clawback
All awards under the 2019 Plan will be subject to any clawback or recapture policy that we may adopt from time to time.

2010 Equity Incentive Plan
General
The board of directors of PGHL (the “PGHL Board”) adopted the PGHL 2010 Equity Incentive Plan (the “2010 Plan”) in November 2010. The most recent amendment of our 2010 Plan was adopted by the PGHL Board in February 2015. No further awards will be made under our 2010 Plan after this offering; however, awards outstanding under our 2010 Plan will continue to be governed by their existing terms.
Share Reserve
As of  [•], 2019, we reserved [[•] P Shares, of which [•] P Shares are reserved for issuance to participants in the United States (which we refer to as “US Reserved P Shares”) and [•] P Shares are reserved for issuance to participants in the United Kingdom, and • D-2 Shares, [•] F-2A Shares, [•] F-2B Shares and [•] F-2C Shares], all of which may be issued as incentive stock options. As of  [•], 2018, there were [•] P Shares, [•] D-2 Shares, [•] F-2A Shares, [•] F-2B Shares and [•] F-2C Shares outstanding and [•] P Shares, [•] D-2 Shares, [•] F-2A Shares, [•] F-2B Shares and [•] F-2C Shares remained available for future issuance. We refer to P Shares, D-1 Shares, F-2A Shares, F-2B Shares and F-2C Shares, share equivalents and any other of our equity securities that may exist collectively as “Shares.” Shares which are subject to an award which terminates or lapses without the payment of consideration may, to the extent of such termination, lapse or settlement, again be the subject of awards granted under the 2010 Plan. Any shares delivered to PGHL as partial or full payment for the purchase price of or to satisfy tax withholding with respect to an award granted under the 2010 Plan shall again be available for issuance under our 2010 Plan.
We anticipate that outstanding awards under the 2010 Plan will be converted into shares of common stock, or awards based on shares of common stock, of ProSight Global immediately prior to the completion of this offering, upon the merger of PGHL with and into ProSight Global.
Administration
The Compensation Committee administers our 2010 Plan and it is anticipated that our Compensation Committee will administer our 2010 Plan following this offering. The Compensation Committee has complete discretion to make all decisions relating to our 2010 Plan and outstanding awards.
Eligibility
Employees, non-employee members of the PGHL and ProSight Global Boards of Directors and consultants are eligible to participate in our 2010 Plan. However, only employees are eligible to receive incentive stock options.
Types of Awards
Our 2010 Plan provides for the grant of options to purchase Shares, awards of stock appreciation rights to be settled in Shares, cash, other property or a combination, restricted stock, RSUs to be settled in Shares, cash, or a combination and the direct grant or sale of shares of our common stock. Our 2010 Plan allows for the grant of both incentive and nonstatutory stock options, and dividend equivalents may be granted based on the dividends declared on Shares that are subject to any award.
Options
The exercise price of options granted under our 2010 Plan may not be less than 100% of the fair market value of a Share on the grant date, or 110% in the case of incentive stock options granted to any stockholder who owns more than 10% of the total combined voting power of all classes of Shares or our common stock. Optionees may pay the exercise price in cash or by check or by wire transfer, or by such other means as are permitted by the administrator. Options are granted with such terms, including with respect to vesting and expiration, as determined by the administrator, but in no event will options expire more than ten years after they are granted (five years in the case of an incentive stock option granted to a greater than 10% stockholder), and generally expire earlier if the optionee’s service terminates.
Stock Appreciation Rights
Stock appreciation rights may be granted alone or in tandem with any option at the time the option is granted. Stock appreciation rights confer a right to receive upon exercise, in cash, Shares, other property or a combination thereof as determined by the administrator in its discretion, the excess of the fair market value of a Share on the date of exercise over the grant price specified by the administrator on the date of grant. Stock appreciation rights are granted with such terms, including with respect to vesting and expiration, as determined by the administrator, but in no event will stock appreciation rights expire more than ten years after they are granted (or if a tandem stock appreciation right, no later than the expiration of the related option), and generally expire earlier if the grantee’s service terminates. Upon the exercise of all or a portion of a tandem stock appreciation right, the grantee is required to forfeit the right to purchase the equivalent portion of the related option (and vice versa when a Share is purchased under the related option).
Restricted Stock
Shares of restricted stock may be awarded or sold under our 2010 Plan in return for cash, in exchange for services rendered to us or through any other means permitted by applicable law. Shares of restricted stock vest as determined by the administrator, including with respect to any performance criteria, and have certain voting rights and rights to receive dividends accrued on such Shares.
The administrator may grant restricted stock in the form of profits interests in PGHL (which are referred to as “P Shares”). Each P Share is intended to be treated as a separate profits interests under applicable U.S. tax law, and recipients will take into account their distributive share of all items of income, gain, loss, deduction and credit associated with each P Share in computing their federal income tax liability for the period during which they hold P Shares. After the completion of this offering, until the earlier of  (i) three (3) years and (ii) such time that the principal stockholders have each transferred at least 50% of the Shares owned by each principal stockholder immediately prior to this offering, a grantee of P Shares may only transfer up to a percentage of P Shares equal to the lesser of the percentage of Shares transferred at such time by each of the principal stockholders.
Restricted Stock Units
RSUs may be awarded under our 2010 Plan. Participants who receive RSUs generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones or a combination of both, as determined by the administrator. Settlement of vested RSUs may be made in the form of Shares, cash, or a combination.
Change in Control
In the event that the principal stockholders and certain affiliates sell all of their equity in ProSight Global and its subsidiaries, or the principal stockholders cease to have the ability to elect a majority of members of the PGHL Board and either we are a party to a merger, consolidation, tender or exchange offer or other transaction in which an unaffiliated person or group becomes the beneficial owner of more than 50% of the total voting power of our Shares, or in the event of a sale of all or substantially all of our assets, awards granted under our 2010 Plan will be subject to the agreement governing such transaction or, in the absence of such agreement, in the manner determined by the administrator. Such treatment may include, without limitation, one or more of the following with respect to outstanding awards:
•
The continuation, assumption, or substitution of an award by the surviving entity or its parent;

•
Accelerated exercisability, vesting and/or lapse of restrictions;

•
Require awards to be exercised, if exercisable, and cancellation of options and stock appreciation rights or similar awards in exchange for a payment equal to the excess, if any, of the value of the Shares subject to the award over any exercise price per Share applicable to the award; or

•
Cancellation of all or any portion of the award for fair value (as determined in the sole discretion of the administrator and which may be zero).

Changes in Capitalization
In the event of certain specified changes in the capital structure of our Shares, such as a stock split, reverse stock split or dividend, or in the case of any corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, separation, combination or spin-off, or other like change in capital structure (other than normal cash dividends) or any similar corporate event or transaction, the administrator, to prevent dilution or enlargement of participants’ rights under the 2010 Plan, may substitute or adjust (i) the number and kind of Shares or other property that may be issued under the 2010 Plan or under particular forms of awards, (ii) the exercise, grant or purchase price applicable to outstanding awards or the grant of a dividend equivalent, (iii) and/or other value determinations applicable to the 2010 Plan or outstanding awards.
Amendments or Termination
The administrator may at any time amend, alter, or terminate our 2010 Plan, subject to participant approval in the case of an amendment, alteration or termination that would materially and economically diminish any of the rights of a participant under any award granted to the participant under the 2010 Plan. Our 2010 Plan will terminate automatically on November 23, 2020 and in any event, it will terminate upon completion of this offering, but as noted above, awards outstanding under our 2010 Plan will remain outstanding and will continue to be governed by their existing terms.
2019 Employee Stock Purchase Plan
General
We expect that our board of directors will adopt a 2019 Employee Stock Purchase Plan (the “ESPP”) prior to this offering. If adopted, our ESPP will be submitted for approval by our stockholders. We expect that our 2019 ESPP will become effective as of the effective date of the registration statement of which this prospectus is a part. Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code. Although not yet adopted, we expect that our ESPP will have the features described below.
Share Reserve
A total of  [•] shares of our common stock will be reserved and available for sale under the ESPP, subject to adjustment in accordance with the terms of the ESPP. The ESPP provides for an automatic annual increase in this maximum in an amount equal to the lesser of  (A) [•]% of the total number of shares outstanding at the end of the prior year and (B) [•] shares of our common stock.
Administration
The ESPP will be administered by our Board of Directors, who may delegate its administrative authority to a person or committee who shall serve as the “Plan Administrator.” The Plan Administrator will have the authority to make and adopt rules and regulations not inconsistent with the provisions of the ESPP or the Code. In addition, the Plan Administrator will correct any defect or supply any omission or reconcile any inconsistency in the ESPP. The interpretations and decisions of the Plan Administrator in respect to the ESPP will be final and binding. The Plan Administrator may also retain a third-party stock broker or financial institution to act as a broker and third-party administrator for the ESPP.

Eligible Employees
All of our employees or employees of participating subsidiaries, as defined in the ESPP, who are customarily employed for more than 20 hours a week and are employed on the first day of an offering period are eligible to participate in the ESPP, provided that the Plan Administrator has discretion to exclude employees who (i) are customarily employed for less than five months in a calendar year, (ii) have been employed by us for less than two years, or (iii) are highly compensated employees as defined in Section 414(q) of the Code. In addition, no employee may purchase shares of our common stock under the ESPP that would result in the employee owning 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries.
Offerings
From time-to-time, we will offer employees the opportunity to buy stock in the company through the ESPP. The offer will be made by means of a writing called an “offering.” The offering will specify the number of shares which will be available for purchase, the employees entitled to participate in the offering, the dates on which the offering period will begin and end, and the other terms and conditions under which the stock will be offered for purchase.
Purchase Price
The purchase price paid by participants for the shares purchased under the ESPP will be set by the Plan Administrator and will, in any case, be no less than 85% of the fair market value of a share of our common stock on the last day of the applicable offering period. Unless provided otherwise, the default purchase price per share provided for in the ESPP will be 85% of the lesser of the closing price of a share of our common stock on the first day of the offering period or the last day of the applicable offering period.
Limitations on Purchase
As required by the Code, no eligible employee may purchase stock under the ESPP at a rate which, when aggregated with his or her other rights to purchase our common stock, exceeds $25,000 in fair market value per year. Unless the Plan Administrator determines otherwise, employees are also limited in making elections under the ESPP to contributing no more than 10% of their after-tax compensation to the ESPP.
Holding Period
If the purchase price of shares under the ESPP is less than fair market value, participants will lose preferential tax treatment of such shares if the shares are sold prior to the later of the second anniversary of the first day of the offering period during which such shares were purchased or the first anniversary of the purchase date of such shares (i.e., the last day of such offering period). Our ESPP requires that participants hold shares purchased under the ESPP for at least six months.
Adjustments and Reorganization Events
In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of shares other than an ordinary cash dividend, (a) the number and class of securities available under the ESPP, (b) the share limitations of the ESPP and (c) the option price will be equitably adjusted to the extent determined by the Compensation Committee. Upon the occurrence of certain reorganization events, including a merger or consolidation of ProSight Global, or transfer or disposition in which all of our common stock are converted or exchanged into cash, securities or other property, or are cancelled, or upon a liquidation or dissolution of ProSight Global, the Compensation Committee may take any actions to adjust options to purchase shares under the ESPP, including the length of offering periods.

Amendments or Termination
Our Compensation Committee generally may, at any time, amend or terminate the ESPP in any respect, except that (a) if the approval of any amendment by our stockholders is required by Section 423 of the Code, or if the amendment would increase the maximum number of shares issuable under the ESPP, such amendment may not be effected without stockholder approval, and (b) in no event may any amendment be made that would cause the ESPP to fail to comply with Section 423 of the Code. The ESPP may be terminated at any time by our Compensation Committee.

Certain Relationships and Related Party Transactions
Relationship with the Principal Stockholders Following this Offering
Stockholders’ Agreement
PGHL, the principal stockholders and certain members of our management are parties to an amended and restated shareholders’ agreement, dated June 11, 2013 (the “PGHL Shareholders’ Agreement”). In connection with this offering and the merger of PGHL with and into ProSight Global described under “Organizational Structure,” the PGHL Shareholders’ Agreement will be terminated and ProSight Global will enter into a new stockholders’ agreement with the principal stockholders (the “Stockholders’ Agreement”), the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The Stockholders’ Agreement will govern the relationship between us and the principal stockholders following this offering, including matters related to our corporate governance, rights to designate directors and additional matters.
The Stockholders’ Agreement will, among other things, provide that two directors shall be designated for election to the Board of Directors by the GS Investors and two directors shall be designated for election to the Board of Directors by the TPG Investors. These designation rights will diminish if either principal stockholder transfers more than a specified percentage of its ownership interest in ProSight Global. The size of our Board of Directors immediately following this offering is expected to be nine directors.
Additionally, because of Goldman Sachs’ status as a bank holding company and election to be treated as a financial holding company under the BHC Act, we have agreed to be subject to certain covenants in the Stockholders’ Agreement for the benefit of Goldman Sachs that are intended to facilitate compliance with the BHC Act. In particular, Goldman Sachs has rights to conduct audits on, and access certain of, our information and has certain rights to review the policies and procedures that we implement to comply with the laws and regulations that relate to our activities. In addition, we are obligated to provide Goldman Sachs with notice of certain events and business activities and cooperate with Goldman Sachs to mitigate potential adverse consequences resulting therefrom, as well as seek consent from them prior to expanding the nature of certain of our activities. These covenants will remain in effect as long as the Federal Reserve deems us to be a “subsidiary” of Goldman Sachs under the BHC Act.
Registration Rights Agreement
PGHL, the principal stockholders and certain members of our management are parties to a registration rights agreement, dated November 22, 2011 (the “PGHL Registration Rights Agreement”). In connection with this offering and the merger of PGHL with and into ProSight Global described under “Organizational Structure,” the PGHL Registration Rights Agreement will be terminated and ProSight Global will enter into a new registration rights agreement with the principal stockholders and certain members of our management who currently own certain equity interests of PGHL (the “Registration Rights Agreement”). See “Shares Eligible for Future Sale — Registration Rights Agreement” for a description of the Registration Rights Agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
Historical Related Party Transactions
Investment Advisory Agreements with GSAM
On February 8, 2011, we entered into four individual discretionary advisory agreements through PSIG and each of our insurance subsidiaries with Goldman Sachs Asset Management, L.P., an affiliate of Goldman Sachs, whose affiliates are among our principal stockholders, pursuant to which GSAM was appointed an investment adviser, operating within our stated investment guidelines, for accounts representing a certain portion of our assets. Under the four discretionary advisory agreements, GSAM receives annual fees, calculated based upon the aggregate account balances of PSIG and our insurance subsidiaries. In the year ended December 31, 2018, the aggregate fees paid to GSAM pursuant to these agreements were $1.1 million. Each of the four discretionary advisory agreements may be terminated by either GSAM or us effective immediately upon one party’s receipt of written notice from the other party unless a later date is specified in such written notice. GSAM currently serves as our sole investment adviser.
Loans to Executive Officers and Directors
We have made loans to certain executive officers, including the CEO, most of which loans were made in connection with the settlement of RSUs and related tax withholding. See Note 10, “Related-Party Information” in our consolidated financial statements included elsewhere in this prospectus. On 2019, all such loans were repaid.
Policy on Related Party Transactions
Our Board of Directors will adopt, prior to completion of this offering, a written related party transaction approval policy pursuant to which an independent committee, which may be a standing or ad hoc committee, of our Board of Directors will review and approve or take such other action as it may deem appropriate with respect to the following transactions:
•
a transaction in which we are a participant and which involves an amount exceeding $120,000 and in which any of our directors, officers or 5% shareholders, or any other “related person” as defined in Item 404 of SEC Regulation S-K (“Item 404”), has or will have a direct or indirect material interest;

•
any material amendment, modification or extension of the Registration Rights Agreement to be entered into with the principal stockholders; and

•
any other transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404.

This policy will set forth factors to be considered by an independent committee in determining whether to approve any such transaction, including the nature of our involvement in the transaction, whether we have demonstrable business reasons to enter into the transaction, whether the transaction would impair the independence of a director and whether the proposed transaction involves any potential reputational or other risk issues.
To simplify the administration of the approval process under this policy, an independent committee may, where appropriate, establish guidelines for certain types of related party transactions or designate certain types of such transactions that will be deemed pre-approved. This policy will also provide that the following transactions are deemed pre-approved:
•
decisions on compensation or benefits or the hiring or retention of our directors or executive officers, if approved by the applicable committee of the Board of Directors;

•
the indemnification and advancement of expenses pursuant to our amended and restated certificate of incorporation, bylaws or an indemnification agreement; and

•
transactions where the related person’s interest or benefit arises solely from such person’s ownership of our securities and holders of such securities receive the same benefit on a pro rata basis.

If our Board of Directors appoints an ad hoc independent committee to review and take action with regard to any one or more related party transactions, the committee will be comprised of at least three independent directors. If at the applicable time our Board of Directors has designated an independent director as its “lead director,” he or she will be a member and the chairperson of the independent committee. A director on any committee considering a related party transaction who has an interest in the transaction will not participate in the consideration of that transaction unless requested by the chairperson of the committee.

This policy will not apply to the implementation or administration of the Stockholders’ Agreement and Registration Rights Agreement to be entered into with the selling stockholders. Our directors who are also officers of a principal stockholder may participate in the negotiation, execution, implementation, amendment, modification, or termination of these agreements, as well as in any resolution of disputes thereunder, on behalf of either or both of us and the applicable principal stockholder, in each case under the direction of an independent committee or the comparable committee of the board of directors of such principal stockholder.
Our amended and restated certificate of incorporation contains limitations on the obligations of our directors who have certain relationships with a principal stockholder with respect to certain corporate opportunities. See “Description of Capital Stock — Certain Provisions of our Amended and Restated Certificate of Incorporation — Conflicts of Interest.”

Principal and Selling StockholderS
As of the date of this prospectus, the GS Investors, TPG Investors and management and other investors collectively beneficially own 49.9%, 48.2% and 1.9% of the equity interests of PGHL, respectively. ProSight Global is a wholly-owned subsidiary of PGHL. As described under “Organizational Structure”, following the date of this prospectus and prior to the completion of this offering, PGHL will merge with and into ProSight Global, with ProSight Global surviving the merger. The current holders of PGHL’s equity interests will receive, as merger consideration, a number of shares of ProSight Global’s common stock determined based on the initial public offering price and the provisions of PGHL’s bye-laws.
The following table sets forth certain information with respect to the current beneficial ownership of our common stock and beneficial ownership following the completion of this offering, for:
•
each person, or group of affiliated persons, who we know will beneficially own more than 5% of our outstanding shares of our common stock immediately prior to the completion of this offering;

•
each of our directors;

•
each of our executive officers; and

•
all of our current directors and executive officers as a group.

The following table assumes (i) the merger of PGHL with and into ProSight Global as described in “Organizational Structure”, (ii) an initial public offering price of  $     per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), (iii)      shares of common stock outstanding immediately after the merger and prior to the completion of this offering, and (iv)      shares of common stock outstanding immediately after the completion of this offering.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option or warrant, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as otherwise indicated in the footnotes to the following table, to our knowledge all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each stockholder listed below is c/o ProSight Global, Inc., 412 Mt. Kemble Avenue, Suite 300, Morristown, NJ 07960.

			No Exercise of Over-Allotment Option			Full Exercise of Over-Allotment Option
	Shares of Common Stock Beneficially Owned Before the Completion of the Offering		Number of Shares Being Offered by Stockholder in the Offering	Shares of Common Stock Beneficially Owned After Completion of the Offering		Number of Shares Being Offered by Stockholder in the Offering	Shares of Common Stock Beneficially Owned After Completion of the Offering
Name and Address of Beneficial Owners and Selling Stockholders	Number of Shares	Percent of Class		Number of Shares	Percent of Class		Number of Shares	Percent of Class
Investment funds affiliated with Goldman Sachs(1)		%			%			%
Investment funds affiliated with TPG(2)		%			%			%
Directors and executive officers
Joseph J. Beneducci		*			*			*
Anthony Arnold(1)(3)		*			*			*
Eric W. Leathers		*			*			*
Sumit Rajpal(1)(4)		*			*			*
Bruce W. Schnitzer		*			*			*
Richard P. Schifter		*			*			*
Clement S. Dwyer, Jr.		*			*			*
Steven Carlsen		*			*			*
Lawrence Hannon		*			*			*
Robert Bailey		*			*			*
Anthony S. Piszel		*			*			*
Frank D. Papalia		*			*			*
All directors and executive officers as a group (12 persons)		%			%			%

*
Represents beneficial ownership of less than 1%

(1)
Shares shown as beneficially owned by investment funds affiliated with Goldman Sachs reflect an aggregate of the following record ownership: (i)       shares held by ProSight Investment LLC and (ii)       shares held by ProSight Parallel Investment LLC (together with Prosight Investment LLC, the “GS Investment Entities”). ProSight Equity Management Inc. is the managing member of each of the GS Investment Entities, and has voting and investment power over the common stock of the Company owned by the GS Investment Entities. GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P. and GS Capital Partners VI GmbH & Co. are non-managing members of ProSight Investment LLC, and GS Capital Partners VI Parallel, L.P. is a non-managing member of ProSight Parallel Investment LLC (collectively, the “Goldman Sachs Funds”). Each of Messrs. Arnold and Rajpal is an officer and on the board of directors of Prosight Equity Management Inc. and may be deemed to have shared voting and investment power over, and therefore, may be deemed to have beneficial ownership of, the shares held by the GS Investment Entities. Messrs. Arnold and Rajpal each disclaim beneficial ownership of the shares of common stock owned directly or indirectly by ProSight Investment LLC, ProSight Parallel Investment LLC, ProSight Equity Management Inc. and the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any. The Goldman Sachs Funds disclaim beneficial ownership of all such shares, except to the extent of their pecuniary interest therein, if any. Goldman Sachs and Goldman Sachs & Co. LLC may be deemed to have beneficial ownership (as determined in accordance with the rules of the SEC) of the shares held by the GS Investment Entities. Goldman Sachs and Goldman Sachs & Co. LLC disclaim beneficial ownership of all such shares, except to the extent of their pecuniary interest therein, if any. The address of the Goldman Sachs Funds, Goldman Sachs and Goldman Sachs & Co. LLC is 200 West Street, New York, NY 10282.

(2)
The TPG Funds beneficially own an aggregate of  [•] shares common stock (the “TPG Shares”) consisting of: (i) [•] shares held by Prosight TPG, L.P., a Delaware limited partnership, (ii) [•] shares held by TPG PS 1, L.P., a Cayman limited partnership, (iii) [•] shares held by TPG PS 2, L.P., a Cayman limited partnership, (iv) [•] shares held by TPG PS 3, L.P., a Cayman limited partnership, and (v) [•] shares held by TPG PS 4, L.P., a Cayman limited partnership. The general partner of Prosight TPG, L.P. is TPG Advisors VI, Inc., a Delaware corporation. The general partner of TPG PS 1, L.P. is TPG Prosight, L.P., a Cayman limited partnership, whose general partner is TPG GenPar VI-AIV, L.P., a Cayman limited partnership (“GenPar

VI-AIV”), whose general partner is TPG GenPar VI AIV Advisors, Inc., a Cayman corporation, whose sole shareholder is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P. a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings SBS) Advisors, Inc., a Delaware corporation. The general partner of TPG PS 2, L.P. is TPG VI DFI AIV I, L.P., a Cayman limited partnership, whose general partner is GenPar VI-AIV. The general partner of TPG PS 3 is TPG VI DFI AIV II, L.P., a Cayman limited partnership, whose general partner is GenPar VI-AIV. The general partner of TPG PS 4, L.P. is TPG Advisors VI-AIV, Inc., a Cayman corporation. David Bonderman and James G. Coulter are sole shareholders of each of TPG Group Holdings Advisors (SBS), Inc., TPG Advisors VI, Inc. and TPG Advisors VI-AIV Inc. and may therefore be deemed to be the beneficial owners of the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of each of TPG Advisors VI, Inc., TPG Advisors VI-AIV Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(3)
Mr. Arnold is a Managing Director of Goldman Sachs & Co. LLC and is an officer and on the board of directors of Prosight Equity Management Inc. As a an officer and director of Prosight Equity Management Inc., Mr. Arnold may be deemed to have shared voting and investment power over, and therefore, may be deemed to have beneficial ownership of, the shares held by the GS Investment Entities. Mr. Arnold disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein, if any. Mr. Arnold holds no shares directly. The address of Mr. Arnold is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282.

(4)
Mr. Rajpal is a Managing Director of Goldman Sachs & Co. LLC and is an officer and on the board of directors of Prosight Equity Management Inc. As an officer and director of Prosight Equity Management Inc., Mr. Rajpal may be deemed to have shared voting and investment power over, and therefore, may be deemed to have beneficial ownership of, the shares held by the GS Investment Entities. Mr. Rajpal disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein, if any. Mr. Rajpal holds no shares directly. The address of Mr. Rajpal is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282.

Description of Capital Stock
Prior to the completion of this offering, in connection with the merger of PGHL with and into ProSight Global described under “Organizational Structure,” we will amend our restated certificate of incorporation and restated bylaws. The forms of our amended and restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this prospectus is a part. The provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of this offering and relevant sections of the DGCL are summarized below. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the completion of this offering.
Authorized Capital Stock
Our authorized capital stock will consist of       shares, including: (i)      shares of our common stock, par value $0.01 per share, and (ii)      shares of preferred stock, $0.01 par value per share. As of      , we had outstanding      shares of our common stock, held of record by      stockholders, and no shares of preferred stock outstanding. Based on an assumed initial public offering price of $     (the midpoint of the estimated price range set forth on the cover of this prospectus), upon consummation of this offering (assuming no exercise of the underwriters’ option to purchase additional shares from us), we will have outstanding      shares of our common stock and no shares of preferred stock outstanding.
Common Stock
Holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Our common stockholders will not be entitled to cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock will be entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine. Upon the liquidation, dissolution or winding-up of ProSight Global, the holders of our common stock will be entitled to receive their ratable share of the net assets of ProSight Global available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock. Holders of our common stock will have no preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Preferred Stock
Our Board of Directors will have the authority, subject to the limitations imposed by Delaware law or the [•] listing rules, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and rights of the shares of each series, including:
•
dividend rates;

•
conversion rights;

•
voting rights;

•
terms of redemption and liquidation preferences; and

•
the number of shares constituting each series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.
Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
There are no current agreements or understandings with respect to the issuance of preferred stock and our Board of Directors has no present intentions to issue any shares of preferred stock.
Certain Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Applicable Law
Certain provisions of our amended and restated certificate of incorporation, amended and restated bylaws, Delaware law and insurance regulations applicable to our business may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the [•], which would apply if and so long as our common stock remains listed on the [•], require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Our Board of Directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change in control of our Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Number of Directors
Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.
Vacancies
Our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, at any time when the principal stockholders beneficially own, in the aggregate, less than 50% of our outstanding common stock, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).
Special Stockholder Meetings
Our amended and restated certificate of incorporation and bylaws provides that special meetings of our stockholders for any purpose or purposes may be called at any time only (1) by the chairman of our Board of Directors, (2) by our chief executive officer (or, in the absence of a chief executive officer, our president), (3) pursuant to a resolution adopted by a majority of our Board of Directors or (4) until the date that the principal stockholders cease to beneficially own 50% or more of our outstanding shares, at the request of holders of at least 50% of our outstanding shares. Except as described above, stockholders will not have the authority to call a special meeting of stockholders. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.
Requirements for Advance Notification of Director Nominations and Stockholder Proposals
Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to the principal stockholders so long as the Stockholders’ Agreement remains in effect. See “Certain Relationships and Related Party Transactions — Relationship with the Principal Stockholders Following this Offering —  Stockholders’ Agreement.” These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when the principal stockholders beneficially own, in the aggregate, less than 50% of our outstanding common stock.
Section 203 of the Delaware General Corporation Law
As a Delaware corporation, we will be subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A

“business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and officers; or

•
at or after the time the stockholder became interested, the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203.
Insurance Regulations
The insurance laws and regulations of the states of New York and Arizona, in which the insurance subsidiaries are organized, may delay or impede a business combination involving the Company. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, including New York’s and Arizona’s, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our Company, even if our Board of Directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our subsidiaries.
Certain Provisions of our Amended and Restated Certificate of Incorporation
Exclusive Forum
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder.
Conflicts of Interest
The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation renounces, to the maximum extent permitted from time to time by law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, each of the principal stockholders or any of their affiliates or any director who is not employed by us or his or her affiliates will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the principal stockholders or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for themselves or himself or their or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitation of Liability and Indemnification of Directors and Officers
Our amended and restated certificate of incorporation includes provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
Our amended and restated certificate of incorporation and our bylaws provide for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or, at the request of the Company, serves or served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we intend to enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Listing
We intend to apply to list our common stock on the [•] under the symbol “PROS”.
Transfer Agent and Registrar
Upon the consummation of this offering, the transfer agent and registrar for our common stock will be     . The transfer agent’s address is     .

Shares Eligible for Future Sale
Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering, assuming a price per share at the midpoint of the estimated price range set forth on the cover page of this prospectus, we will have     shares of common stock outstanding. Of the shares of common stock outstanding following this offering, the     shares of common stock (    shares of common stock if the underwriters exercise in full their option to purchase additional shares) sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares of common stock held by our “affiliates”, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below under “— Rule 144.” The remaining shares of common stock that will be outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. As a result of the contractual lock-up period described below under and the provisions of Rule 144 these shares will be available for sale in the public market as presented below:
Shares of Common Stock	Shares Available for Public Sale
The date of this prospectus 180 days following the date of this prospectus, subject to volume and manner of sale limitations
Rule 144
In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of  “restricted shares” of our common stock, are entitled to sell within any three month period, a number of shares that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately      shares immediately after this offering; and

•
the average reported weekly trading volume of our common stock on the [•] during the four calendar weeks preceding the date of filing a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Statement on Form S-8
We intend to file with the SEC, as soon as practicable following the completion of the offering, a Registration Statement on Form S-8 registering an aggregate of shares of common stock underlying equity awards we will make to our employees and certain other qualifying individuals, and the resale of those shares of common stock. The Form S-8 will become effective upon filing and shares of common stock so registered will become freely tradable upon such effectiveness, subject to any restrictions imposed on such resale pursuant to the lock-up agreements entered into with the underwriters for the offering.
Lock-Up Agreements
We, all of our directors, officers and the selling stockholders have agreed that, for a period of 180 days after the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC and Barclays Capital Inc., we and they will not, subject to certain exceptions, directly or indirectly (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any securities of ProSight Global that are substantially similar to the common stock of ProSight Global, including but not limited to any options or warrants to purchase shares of common stock of ProSight Global or any securities that are convertible into or exchangeable for, or that represent the right to receive, such common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ProSight common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
Registration Rights Agreement
In connection with this offering, we expect to enter into a registration rights agreement with the principal stockholders and certain members of our management who currently own certain equity interests of PGHL (the “management investors”), pursuant to which the principal stockholders will be able to require us, beginning after the 180-day restricted period described under “Underwriting (Conflicts of Interest)”, to file one or more registration statements with the SEC covering the public resale of registrable securities beneficially owned by the principal stockholders. In addition, the principal stockholders will have certain “piggyback” registration rights, pursuant to which it will be entitled to register the resale of its registrable securities alongside certain offerings of securities that we may undertake, and the amount of securities we may offer may be subject to “cutback” in certain such cases. These registration rights are transferable by the principal stockholders, subject to certain limitations. We will be responsible for the expenses associated with any sale under the agreement by the principal stockholders or management investors, except for underwriting discounts, selling commissions and transfer taxes applicable to such sale. The registration rights agreement will terminate at such time as no registrable securities remain outstanding.

Certain Material U.S. Federal Tax Consequences to
Non-U.S. Holders of our Common Stock
This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:
•
a nonresident alien individual;

•
a foreign corporation; or

•
an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends
If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of your tax basis in our common stock (and will reduce your basis in such common stock), and, to the extent such portion exceeds your tax basis in our common stock, the excess will be treated as gain from the taxable disposition of the common stock, the tax treatment of which is discussed below under “— Gain on Disposition of Common Stock”.
Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, the applicable withholding agent will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us:
•
a valid IRS Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•
in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, the applicable withholding agent is not required to withhold tax from the dividends, provided that you have furnished a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:
•
you are a non-United States person; and

•
the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.
If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Gain on Disposition of Common Stock
If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:
•
the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

•
you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•
we are or have been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, you are not eligible for a treaty exemption, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) you owned or are deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than 5% of our common stock.

If you are a non-U.S. holder and the gain from the taxable disposition of shares of our common stock is effectively connected with your conduct of a trade or business in the United States (and, if required by a tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States), you will be subject to tax on the net gain derived from the sale at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax, or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate, on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States.
We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

FATCA Withholding
Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to you (including if you are an investment fund) or to certain foreign financial institutions and other non-U.S. persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Payments of dividends that you receive in respect of common stock could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.
Federal Estate Taxes
Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
If you are a non-U.S. holder, the applicable withholding agent is required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of common stock effected at a United States office of a broker provided that either (i) the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the applicable withholding agent may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.
Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if  (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States. In addition, certain foreign brokers may be required to report the amount of gross proceeds from the sale or other disposition of common stock under FATCA if you are presumed to be a United States person.
Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules generally will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Underwriting (Conflicts of Interest)
The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Barclays Capital Inc. are the representatives of the underwriters.
Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Barclays Capital Inc.
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional     shares from the company and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase     additional shares.
Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The company and its officers, directors and the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Barclays Capital Inc. This agreement is subject to certain exceptions, including (i) the issuance, sale or transfer of securities in connection with the merger of PGHL with and into ProSight Global described in “Organizational Structure,” (ii) the issuance of equity awards pursuant to the plans described in this prospectus, (iii) the filing of registration statements on Form S-8 and (iv) certain transfers that are a bona fide gift, a distribution to equityholders or by will or intestacy. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list the common stock on the     under the symbol “PROS”. In order to meet one of the requirements for listing the common stock on the    , the underwriters have undertaken to sell lots of 100 or more shares to a minimum of     beneficial holders.
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on    , in the over-the-counter market or otherwise.
The company and the selling stockholders estimate that our and their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     million. The company and the selling stockholders have agreed to reimburse the underwriters for expenses incurred by them related to any applicable state securities filings and for clearance of this offering with the Financial Industry Regulatory Authority, Inc. in connection with this offering in an amount up to $    .
The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the company and to persons and entities with relationships with the company, including the selling stockholders, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Conflicts of Interest
Certain investment funds affiliated with Goldman Sachs & Co. LLC, an underwriter in this offering, own in excess of 10% of the Company’s issued and outstanding common stock and are participating as selling stockholders in this offering. Under the rules of FINRA, Goldman Sachs & Co. LLC is deemed to have a conflict of interest with us.
Because of this conflict of interest, this offering is being conducted in accordance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of  “due diligence” with respect to, the registration statement and this prospectus. In accordance with this rule, Barclays Capital Inc. has assumed the responsibilities of acting as a qualified independent underwriter. Barclays Capital Inc. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. Goldman Sachs & Co. LLC will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the customer.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time under the following exemptions under the Prospectus Directive:
•
To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•
In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression “offer to the public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the company has determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Validity of Common Stock
The validity of the shares of our common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
Experts
The consolidated financial statements and schedules of ProSight Global Holdings Limited at December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 appearing in this prospectus and in the registration statement, have been audited by Ernst & Young LLP (“EY”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Historically, PGHL’s consolidated financial statements were audited in accordance with U.S. generally accepted auditing standards (“US GAAS”) and subject to the American Institute of Certified Public Accountants (“AICPA”) independence rules. In connection with the filing of this registration statement, PGHL’s 2016 and 2017 consolidated financial statements were audited by EY in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and subject to SEC and PCAOB auditor independence rules. In connection with the assessment of compliance with the independence rules of the SEC and PCAOB, the following matters were identified.
The lead EY audit engagement partner for the historical US GAAS audits of PGHL’s consolidated financial statements as of and for the years ended December 31, 2017 and 2016 practiced in the same office as another EY partner (the “covered partner”) whose sibling held an accounting role at the Company. This covered person relationship is inconsistent with the SEC and PCAOB auditor independence rules. The EY covered partner is not and has not been involved in EY’s audit of PGHL’s consolidated financial statements nor has the EY covered partner provided any services to the Company. Prior to the engagement of EY as the Company’s independent registered public accounting firm under the standards of the PCAOB, the lead EY audit engagement partner was replaced with an audit partner practicing out of a different office than the EY covered partner, thereby eliminating the covered person relationship.
During 2016 and 2017, EY provided word processing services for PGHL’s US GAAP financial statements and certain material subsidiaries of PGHL. Additionally, during certain periods from 2016 to 2018, member firms of Ernst & Young Global Limited (“EYG”) outside of the United States provided legal services and performed certain management functions (related to payroll services, filing statutory financial statements and a loaned staff arrangement) for certain entities which for SEC and PCAOB independence purposes are under common control by either Goldman Sachs or TPG. In 2018, EY also provided tax advisory services to an entity controlled by TPG under a contingent fee arrangement. These matters are inconsistent with the SEC and PCAOB independence rules as they pertain to EY’s audits of PGHL’s consolidated financial statements under the PCAOB standards. The services provided and contingent fee arrangement, which have ceased or been terminated, do not impact the Company’s financial results or EY’s related audit procedures or judgments. The fees related to these matters are not material to EY, TPG or Goldman Sachs.
During certain periods from 2016 to 2018, certain employees of EY and EYG member firms outside of the United States were covered persons with respect to the Company, including two employees who were on the audit engagement for the Company, while having financial relationships with Goldman Sachs or its affiliated funds. Such financial relationships are inconsistent with the SEC and PCAOB independence rules. None of the financial relationships related to investments in the Company, and none of these matters had a financial impact on the Company’s operations or its consolidated financial statements. Upon identification of the covered person financial relationship matters, the matters were promptly resolved.

Beginning prior to 2016, member firms of EYG entered into lending relationships with owners of more than 10% of equity securities of two Goldman Sachs funds audited by EY. One of these lending relationships ended in 2016, while the other lending relationship is still ongoing. In addition, a member of the audit team of certain Goldman Sachs funds has a mortgage with one of the aforementioned owners. The circumstances involving these lending relationships fall within the situations described in the Fidelity Management & Research Company et al., SEC Staff No-Action Letter issued on June 20, 2016, which was extended on September 22, 2017.
None of the aforementioned matters were prohibited by the independence rules of the AICPA applicable to EY’s relationship with the Company prior to its engagement as the Company’s independent registered public accounting firm under PCAOB standards. After careful consideration of the facts and circumstances and the applicable independence rules, EY has concluded that (i) the aforementioned matters do not and will not impair EY’s ability to exercise objective and impartial judgment in connection with its audits of the Company’s consolidated financial statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that EY has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audit engagements. ProSight’s Audit Committee also reviewed and considered these matters and concur with EY’s conclusions.

Where You Can Find More Information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us you should refer to the registration statement and its exhibits, which are available on the website of the SEC referred to below. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.
Upon completion of this offering, we will be subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.prosightspecialty.com as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, the SEC maintains an Internet site that contains such periodic and current reports, proxy statements and other information filed electronically with the SEC at www.sec.gov.
The information contained on, or that can be accessed through, our website or any other website identified herein, is not part of, and is not incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
ProSight Global Holdings Limited:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of ProSight Global Holdings Limited and Subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company's auditor since 2013.
New York, New York
March 7, 2019

ProSight Global Holdings Limited and Subsidiaries

Consolidated Balance Sheets
	December 31
($ in thousands except per share amounts)	2018	2017
Assets
Investments:
Fixed income securities, available-for-sale at fair value (amortized cost $1,729,755 and $1,470,298)	$1,693,382	$1,484,431
Commercial levered loans at amortized cost (fair value $15,858 and $24,552)	16,915	24,500
Limited partnerships and limited liability companies at fair value (cost $51,903 and $39,388)	53,432	41,603
Short-term investments	36,661	4,223
Total investments	1,800,390	1,554,757
Cash and cash equivalents	22,279	59,397
Restricted cash	7,621	18,475
Accrued investment income	12,279	9,409
Premiums and other receivables, net	200,347	184,334
Receivable from reinsurers on paid losses	12,428	17,220
Reinsurance recoverables on unpaid losses	185,295	201,156
Deferred policy acquisition costs	93,613	60,759
Prepaid reinsurance premiums	44,626	122,950
Net deferred income taxes	33,239	37,068
Goodwill and net intangible assets	29,219	29,249
Fixed assets and capitalized software, net	39,001	37,834
Funds withheld related to sale of affiliate	19,397	26,988
Other assets	57,653	37,159
Assets of discontinued operations	19,719	12,697
Total assets	$2,577,106	$2,409,452
Liabilities
Reserve for unpaid losses and loss adjustment expenses	$1,396,812	$1,258,237
Reserve for unearned premiums	435,933	395,432
Ceded reinsurance payable	13,281	18,448
Notes payable, net of debt issuance costs	182,355	164,017
Funds held under reinsurance agreements	63,165	112,260
Other liabilities	73,474	71,014
Liabilities of discontinued operations	22,256	14,061
Total liabilities	2,187,276	2,033,469
Shareholders’ equity
Common stock, $0.01 par value; 15,038,000 shares authorized; 6,016,144 and 5,997,344 shares issued, 6,014,144 and 5,995,344 shares outstanding	60	60
Paid-in capital	607,589	606,673
Accumulated other comprehensive (deficit) income, net of taxes	(22,315)	19,297
Retained deficit	(195,304)	(249,847)
Treasury shares – at cost (2,000 shares)	(200)	(200)
Total shareholders’ equity	389,830	375,983
Total liabilities and shareholders’ equity	$2,577,106	$2,409,452

See accompanying notes to consolidated financial statements.

ProSight Global Holdings Limited and Subsidiaries

Consolidated Statements of Operations
	Years Ended December 31
($ in thousands except per share amounts)	2018	2017	2016
Gross written premiums	$895,112	$836,334	$771,995
Net premiums earned	730,785	609,786	675,778
Net investment income	55,971	36,196	28,052
Realized investment (losses} gains, net	(1,557)	4,204	(6,147)
Other income, net	673	853	1,057
Total revenues	785,872	651,039	698,740
Expenses:
Net losses and loss adjustment expenses incurred	434,830	393,741	489,464
Policy acquisition expenses	171,429	126,023	152,923
General and administrative expenses	100,118	87,821	88,950
Interest expense	12,377	12,125	12,125
Total expenses	718,754	619,710	743,462
Income (loss) from continuing operations before income taxes	67,118	31,329	(44,722)
Income tax provision:
Current	(853)	864	99
Deferred	14,242	37,369	(24,087)
Total income tax expense (benefit)	13,389	38,233	(23,988)
Income (loss) from continuing operations	53,729	(6,904)	(20,734)
Discontinued operations:
Loss from discontinued operations before income taxes	(560)	(37,768)	(79,594)
Income tax benefit	(1,374)	(679)	—
Income (loss) from discontinued operations	814	(37,089)	(79,594)
Net income (loss)	$54,543	$(43,993)	$(100,328)
Earnings per Share – Basic:
Net income (loss) from continuing operations	$8.96	$(1.19)	$(3.79)
Net income (loss)	$9.10	$(7.57)	$(18.32)
Earnings per Share – Diluted:
Net income (loss) from continuing operations	$8.80	$(1.19)	$(3.79)
Net income (loss)	$8.94	$(7.57)	$(18.32)
.
See accompanying notes to consolidated financial statements.

ProSight Global Holdings Limited and Subsidiaries

Consolidated Statements of Comprehensive Loss
	Years Ended December 31,
($ in thousands)	2018	2017	2016
Net income (loss)	$54,543	$(43,993)	$(100,328)
Other comprehensive (loss) income, net of taxes:
Change in unrealized holding (losses) gains on securities, net of deferred tax (benefit) expense of $(10,842), $1,442 and $2,011	(42,740)	(1,357)	39,191
Foreign currency translation adjustment	—	6,881	(2,212)
Less reclassification adjustment for (losses) gains included in net income net of tax (benefit) expense of ($429), $1,471 and $(2,038)	(1,128)	17,292	(3,744)
Other comprehensive (loss) income	(41,612)	(11,768)	40,723
Comprehensive (income) loss	$12,931	$(55,761)	$(59,605)

See accompanying notes to consolidated financial statements.

ProSight Global Holdings Limited and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
($ in thousands)	Common stock	Paid-in capital	Accumulated other comprehensive (loss) income	Retained deficit	Treasury shares	Total
December 31, 2015	$55	$552,692	$(11,241)	$(103,943)	$(200)	$437,366
Stock based employee compensation plan	—	1,588	—	—	—	1,588
Capital contributions	—	1,306	—	—	—	1,306
Net unrealized (loss) gain on investment securities, net of deferred tax expense of $4,049	—	—	42,935	—	—	42,935
Foreign currency translation (loss)	—	—	(2,212)	—	—	(2,212)
Net loss	—	—		(100,328)	—	(100,328)
December 31, 2016	$55	$555,589	$29,482	$(204,271)	$(200)	$380,655
Shares issued	5	—	—	—	—	5
Stock based employee compensation plan	—	1,089	—	—	—	1,089
Capital contributions	—	49,995	—	—	—	49,995
Net unrealized (loss) gain on investment securities, net of deferred tax (benefit) of $(29)	—	—	(18,649)	—	—	(18,649)
Foreign currency translation gain	—	—	6,881	—	—	6,881
Reclassification of stranded deferred taxes	—	—	1,583	(1,583)	—	—
Net loss	—	—		(43,993)	—	(43,993)
December 31, 2017	$60	$606,673	$19,297	$(249,847)	$(200)	$375,983
Stock based employee compensation plan	—	916	—	—	—	916
Net unrealized (loss) on investment securities, net of deferred tax (benefit) of $(10,413)	—	—	(41,612)	—	—	(41,612)
Net income	—	—		54,543	—	54,543
December 31, 2018	$60	$607,589	$(22,315)	$(195,304)	$(200)	$389,830

See accompanying notes to consolidated financial statements.

ProSight Global Holdings Limited and Subsidiaries

Consolidated Statements of Cash Flows
	Year Ended December 31
($ in thousands)	2018	2017	2016
Operating activities
Net income (loss) from continuing operations	$53,729	$(6,904)	$(20,734)
Net income (loss) from discontinued operations	814	(37,089)	(79,594)
Net income (loss)	54,543	(43,993)	(100,328)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for deferred taxes	14,242	37,369	(24,087)
Net realized investment losses (gains)	1,557	(4,204)	6,147
Net limited partnerships (gains)	(1,081)	(3,240)	(2,354)
Net accretion from bonds and commercial loans	(6,083)	(2,364)	(2,045)
Depreciation and amortization	7,351	7,615	7,081
Stock based compensation	916	1,089	1,588
Changes in:
Premiums and other receivables	(16,013)	(15,956)	20,834
Receivable from reinsurers on paid losses and reinsurance receivable from unpaid losses	20,653	(12,849)	(7,991)
Ceded reinsurance payable	(5,167)	15,632	(41,269)
Accrued investment income	(2,870)	(4,056)	(667)
Deferred policy acquisition costs	(32,854)	15,813	26,544
Prepaid reinsurance premiums	78,324	(92,054)	3,125
Unpaid losses and loss adjustment expenses	138,575	91,618	7,866
Reserve for unearned premiums	40,501	40,603	(84,403)
Funds withheld related to sale of affiliate	7,376	(26,988)	—
Funds held under reinsurance agreements	(49,095)	91,671	—
Other assets	(15,092)	(8,992)	4,790
Other liabilities	(2,378)	48,463	31,431
Total adjustments	178,863	179,170	(59,660)
Net cash provided by (used in) operating activities – continuing operations	232,592	172,266	(80,394)
Net cash provided by (used in) operating activities – discontinued operations	(900)	(98,396)	117,591
Net cash provided by operating activities	231,692	73,870	37,197
See accompanying notes to consolidated financial statements.

ProSight Global Holdings Limited and Subsidiaries

Consolidated Statements of Cash Flows – (Continued)
	Year Ended December 31
($ in thousands)	2018	2017	2016
Investing activities
Purchases of available-for-sale fixed income securities	(509,970)	(1,236,581)	(434,362)
Sales of available-for-sale fixed income securities	173,768	719,916	182,470
Redemptions of available-for-sale fixed income securities	81,417	257,102	119,812
Sales of available-for-sale equity securities	—	—	36,374
Purchases of commercial levered loans	(7,101)	(3,150)	—
Redemptions of commercial levered loans	14,698	8,858	5,667
Purchases of limited partnerships	(33,580)	(45,251)	—
Distributions and redemptions from limited partnerships	22,832	40,270	43,930
Purchases of short-term investments	(172,787)	(180,400)	(2,809)
Sales of short-term investments	140,623	238,291	—
Acquisition of fixed assets and capitalized software	(8,489)	(11,884)	(14,116)
Net cash used in investing activates – continuing operations	(298,589)	(212,829)	(63,034)
Net cash provided by investing activities – discontinued operations	637	52,356	42,036
Net cash used in investing activities	(297,952)	(160,473)	(20,998)
Financing activities
Proceeds from borrowings	18,000	—	—
Proceeds from shares issued	—	5	—
Capital contributions	—	49,995	1,306
Net cash provided by financing activities	18,000	50,000	1,306
Effect of exchange rate differences on cash	—	—	(630)
Net change in cash and cash equivalents	(48,260)	(36,603)	16,875
Cash, cash equivalents and restricted cash at beginning of year – continuing operations	77,872	75,211	72,070
Cash, cash equivalents and restricted cash at beginning of year – discontinued operations	1,322	40,586	26,852
Less: cash, cash equivalents and restricted cash at end of year – discontinued operations	(1,034)	(1,322)	(40,586)
Cash, cash equivalents and restricted cash at end of year	$29,900	$77,872	$75,211

See accompanying notes to consolidated financial statements.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
1. Background
ProSight Global Holdings Limited (the Company), a Bermuda holding company, is engaged in the property and casualty insurance business in the United States and was incorporated on August 24, 2011. The Company’s business in the United States is conducted through certain subsidiaries of ProSight Global, Inc. (Global, Inc.). Prior to June 30, 2017, the Company also conducted business in the United Kingdom (U.K.) through certain subsidiaries of ProSight Specialty International Holdings Limited (PSIH).
On November 22, 2011, the shareholders of Global, Inc. exchanged their shares for shares in the Company. The transaction was accounted for as a combination of entities under common control.
Subsequent to the above transaction, the Company is owned by ProSight Investment LLC (PI), ProSight Parallel Investment LLC (PPI), and ProSight TPG, LP (PT). PI and PPI are wholly-owned by ProSight Equity Management Inc., which is held as an investment within the GS Capital Partners VI funds. PT is held as an investment within the TPG Partners VI, LP. The Company also became the direct parent of Global, Inc.
Global, Inc., a company incorporated in Delaware in 2010, is the parent of ProSight Specialty Insurance Group, Inc. (PSIG), a New York company formed on March 27, 1989. PSIG conducts its specialty insurance business through three insurance subsidiaries, New York Marine and General Insurance Company (New York Marine), Gotham Insurance Company (Gotham), and Southwest Marine and General Insurance Company (SWM). On March 14, 2014, ProSight Specialty Insurance Holdings, Inc., a Delaware company and a former subsidiary of the Company, was merged into Global, Inc. On October 1, 2016, ProSight Specialty Insurance Solutions, LLC (PSIS) became a direct subsidiary of PSIG. Effective April 19, 2018, PSIS changed its name to ProSight Specialty Insurance Brokerage, LLC (PSIB).
Global, Inc. focuses on producing insurance business in specialized niche markets with selective distribution networks possessing unique expertise. Global, Inc.’s major customer segments are Construction, Consumer Services, Marine and Energy, Media and Entertainment, Professional Services, Real Estate, Transportation and other specialty insurance business through its insurance subsidiaries that are managed by ProSight Specialty Management Company, Inc. (PSMC).
PSIH was incorporated on August 24, 2011, as a wholly-owned subsidiary of the Company. PSIH is the direct parent of ProSight Specialty European Holdings Ltd. (PSEH), which was incorporated on August 29, 2011. PSEH had five subsidiaries: ProSight Specialty Underwriters Ltd. (PSU), ProSight Specialty Managing Agency Limited (PSMAL), ProSight Specialty (TSMC) Ltd. (TSM), ProSight Specialty (ECUCM) Ltd. (ECU), and ProSight Specialty Bermuda Ltd. (PSBL). PSBL was incorporated on November 15, 2011. ECU’s and TSM’s principal activities were that of trading as a Lloyd’s corporate capital member with respect to ProSight Specialty Lloyd’s Syndicate 1110 (the Syndicate). In March 2017, the Company decided to change its strategic direction with regard to its business operations in the U.K. The sale of TSM and ECU along with the Syndicate was completed to a third party in October 2017. The sale of PSU and PSMAL was completed in first quarter 2018. PSIH and its subsidiaries may also be collectively referred to as U.K. operations in this document.
2. Summary of Significant Accounting Policies
Basis of Reporting
The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP).
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances, as well as disclosure of contingent assets and liabilities. Actual results could differ from those

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

estimates. As described in Note 1, “Background”, in March 2017, the Company announced its exit from the U.K. insurance market. The financial results and subsequent expenses directly attributable to U.K. operations are included in the Company’s financial statements and classified within discontinued operations for all periods presented.
Consolidation
Unless otherwise noted, the consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of intercompany balances and transactions, and relate to continuing operations. Discontinued operations are reported separately.
Investments
Investment transactions are recorded on their trade date with balances pending settlement included in the consolidated balance sheets as a receivable for investments disposed of or payable for investments securities acquired and reported within other assets or other liabilities respectively.
Realized investment gains and losses are determined on the basis of first-in, first-out.
Fixed Income Securities
Fixed income securities may include U.S. treasury securities, municipal debt obligations, residential mortgage backed securities (RMBS), collateralized mortgage backed securities (CMBS), collateralized loan obligations (CLO), asset backed securities (ABS) and corporate securities.
Fixed income securities categorized as available-for-sale (AFS) are reported at estimated fair value and include those fixed income investments where the Company’s intent to carry such investments to maturity may be affected in future periods by changes in market interest rates, tax position or credit quality. Unrealized gains and losses, net of related deferred income taxes, on AFS securities are reflected in accumulated other comprehensive (deficit) income (AOCI) in shareholders’ equity.
The cost of fixed income securities is adjusted for the amortization of any purchase premiums and the accretion of purchase discounts from the time of purchase of the security to its sale or maturity. This amortization of premium and accretion of discount is recorded in net investment income in the consolidated statements of operations. Any realized gains or losses resulting from the sale of securities are recognized in realized investment (losses) gains net, in the consolidated statements of operations.
Commercial Levered Loans
The Company’s investment portfolio includes commercial levered loans, which are classified as held-for-investment and are reported at amortized cost.
Investments in Limited Partnerships and Limited Liability Companies
The Company has elected to carry investments in limited partnerships and limited liability companies at fair value. Interest income, dividend income and movements in fair value respective to cost basis are recorded as investment income. The fair values are obtained from statements of net asset value made available by the respective limited partnerships and limited liability companies.
Short-Term Investments
Short-term investments, which have maturities of one year or less at acquisition, are carried at amortized cost, which approximates fair value.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents
Cash and cash equivalents include cash on deposit with banks and treasury bills with maturities of less than 90 days at acquisition. The Company considers all highly liquid debt instruments with maturities of three months or less at acquisition to be cash equivalents. Restricted cash consists of escrow funds, trust funds and collateral related to funds withheld.
Other-Than-Temporary Impairments
Management reviews fixed income securities for other-than-temporary impairments (OTTI) based upon quantitative and qualitative criteria that include, but are not limited to, downgrades in rating agency levels for securities, the duration and extent of declines in fair value of the security below its cost or amortized cost, interest rate trends, the Company’s intent to sell or hold the security, market conditions, and the regulatory environment for the security’s issuer.
The Company may also consider cash flow models and matrix analyses in connection with its OTTI evaluation. The Company will record credit impairment in the consolidated statements of operations when the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. In addition, any portion of such decline to arise from factors other than credit is recorded as a component of other comprehensive income (OCI).
Fair Values of Financial Instruments
For fixed income securities, quoted prices in active markets are used to determine the fair value. When such information is not available, as in the case of securities that are not publicly traded, other valuation techniques are employed. These valuation techniques may include, but are not limited to, using third-party pricing sources (dealer marks), identifying comparable securities with quoted market prices and using internally prepared valuations based on certain modeling and pricing methods. For limited partnerships and limited liability companies, the Company utilizes statements of net asset value made available by the respective limited partnerships and limited liability companies. For notes payable, the Company takes into consideration, the interest-rate environment for benchmark interest rates, credit spreads for similar securities, as well as the Company’s rating and financial performance to calculate the fair value.
Premium Recognition
Premiums are reflected in income on a monthly pro rata basis over the terms of the respective policies. Accordingly, unearned premium reserves are established for the portion of premiums written applicable to unexpired policies in force. The Company has provided an allowance for uncollectible premiums receivable of  $4.8 million and $4.2 million as of December 31, 2018 and 2017, respectively.
Policy Acquisition Cost Recognition
Policy acquisition costs related to unearned premiums that vary with, and are directly related to, the production of such premiums are deferred. Furthermore, such deferred costs: (i) represent only incremental, direct costs associated with the successful acquisition of a new or renewal insurance contract; (ii) are essential to the contract transaction; (iii) would not have been incurred had the contract transaction not occurred; and (iv) are related directly to the acquisition activities involving underwriting, policy issuance and processing. Policy acquisition costs, such as brokerage commissions and premium taxes, and other expenses related to the underwriting process, including their employees’ compensation and benefits, are amortized to expense as the related premiums are earned.
Accounting guidance requires a premium deficiency analysis to be performed at the level an entity acquires, services, and measures the profitability of its insurance contracts. Currently, the Company determines the sufficiency of unearned premium net of deferred policy acquisition costs against

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

expected levels of losses and loss adjustment expenses by line of business. The determination anticipates investment income. To the extent carried unearned premium net of deferred policy acquisition cost is viewed as deficient, the respective deferred policy acquisition cost is first reduced and, if needed, a separate deficiency reserve is established.
Reinsurance
The Company’s insurance subsidiaries participate in various reinsurance agreements on both an assumed and ceded basis. The Company uses various types of reinsurance, including quota share, excess of loss and facultative agreements, to spread the risk of loss among several reinsurers and to limit its exposure from losses on any one occurrence. Any recoverable due from reinsurers is recorded in the period in which the related gross liability is established.
Reinsurance reinstatement premiums are incurred by the Company based upon the provisions of the reinsurance contracts. In the event of a loss, the Company may be obligated to pay additional reinstatement premiums under its excess of loss reinsurance treaties. In such instances, the respective reinstatement premium is expensed immediately.
The Company accounts for reinsurance receivables and prepaid reinsurance premiums as assets.
The Company maintains an allowance for doubtful accounts, which includes amounts in dispute, amounts due from insolvent or financially impaired companies and other balances deemed uncollectible. Management continually reviews and updates such estimates.
Profit commission revenue derived from reinsurance transactions is recognized when such amounts become earned as provided in the treaties with the respective reinsurers.
Depreciation
Property, equipment, and leasehold improvements are depreciated over their estimated useful lives, which are approximately three to seven years. Costs incurred in developing or obtaining software are capitalized and depreciated on a straight-line basis over their estimated useful lives, which are approximately three to seven years.
Capitalized software as of December 31, 2018 and 2017, had unamortized balances of $35.0 million and $33.7 million, respectively. Depreciation on capitalized software commences once the software is placed into service. The Company recorded depreciation expense of  $5.8 million, $5.4 million and $4.2 million for the years ended 2018, 2017 and 2016, respectively.
Other depreciable assets, primarily leasehold improvements, as of December 31, 2018 and 2017, had unamortized balances of  $3.8 million and $3.9 million, respectively. The Company recorded depreciation expense of  $1.5 million and $1.7 million and $1.5 million, for the years ended 2018, 2017 and 2016, respectively.
Property, equipment, and leasehold improvements related to the Company’s U.K operations was expensed as one-time termination costs in entirety and is included in loss from discontinued operations for the year ended December 31, 2017.
Income Taxes
The Company’s U.S. subsidiaries file a consolidated federal income tax return in the U.S.
The Company provides deferred income taxes on temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities based upon enacted tax rates. The effect of a change in tax rates is recognized in income in the period of change. The Company

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

provides for a valuation allowance on certain deferred tax assets primarily as a result of the uncertainty that the Company can fully utilize all deferred taxes that arose from net operating losses (NOL) incurred. This uncertainty stems from issues relating to the current economic conditions and limitations on the period that such losses can be carried forward prior to expiring. To the extent the Company generates future operating income to offset these losses, it may recover some or the entire amount of the deferred income taxes associated with temporary differences.
On December 22, 2017, the Tax Cuts and Jobs Act (Tax Reform) was enacted which reduced the corporate tax rate from 35% to 21% effective January 1, 2018. This resulted in a re-measurement of the Company’s net deferred taxes to reflect the new rate at which the deferred items will be realized. The re-measurement of the net deferred tax asset as another income tax expense resulted in tax effects of items within AOCI, which did not reflect the current enacted tax rate. As a result, the Company elected to make a one-time adjustment to reclassify the stranded tax effects from AOCI to retained earnings in accordance with ASU 2018-02.
Losses and Loss Adjustment Expenses
Losses and loss adjustment expenses are a function of the amount and type of insurance contracts the Company writes, the loss experience associated with the underlying coverage, and the expenses incurred in the handling of the losses. In general, the Company’s losses and loss adjustment expenses are affected by the frequency of claims associated with the particular types of insurance contracts, trends in the average size of losses incurred on a particular type of business, mix of business, changes in the legal or regulatory environment related to the business, trends in legal defense costs, wage inflation, and inflation in medical costs.
The reserve for loss and loss adjustment expenses includes a provision for both reported claims (case reserves) and incurred but not reported claims (IBNR). IBNR estimates are generally calculated by first projecting the ultimate cost of all losses that have occurred (expected losses), and then subtracting paid losses, case reserves, and loss expenses. The reserve for loss and loss adjustment expenses represents management’s best estimate of unpaid losses and loss adjustment expenses using individual case-basis valuations and statistical analysis that is not discounted, with the exception of certain workers’ compensation claims. Workers’ compensation reserves for policy years between 2009 and 2018 were discounted at discount rates between 3.27% and 5%, for both years ended December 31, 2018 and 2017. Carried discounted reserves on these workers’ compensation claims, net of reinsurance, were $96.3 million and $92.2 million at December 31, 2018 and 2017, respectively. The amount of discount related to workers’ compensation reserves were $37.0 million and $34.2 million at December 31, 2018 and 2017, respectively.
The Company’s loss reserve review processes use actuarial methods that may vary by line of business. The actuarial methods used include the following methods:
•
Reported Loss Development Method: a reported loss development pattern is calculated based on historical loss development data, and this pattern is then used to project the latest evaluation of cumulative reported losses for each accident year or underwriting year, as appropriate, to ultimate levels;

•
Paid Development Method: a paid loss development pattern is calculated based on historical paid loss development data, and this pattern is then used to project the latest evaluation of cumulative paid losses for each accident year or underwriting year, as appropriate, to ultimate levels;

•
Expected Loss Ratio Method: expected loss ratios are applied to premiums earned, based on historical company experience, or historical insurance industry results when company experience is deemed not to be sufficient; and

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

•
Bornhuetter-Ferguson Method: the results from the Expected Loss Ratio Method are essentially blended with either the Reported Loss Development Method or the Paid Development Method.

Although considerable variability is inherent in the estimates of reserves for losses and loss adjustment expenses, management believes the reserve is adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Such adjustments are included in current operations.
Share-Based Compensation
Entities are required to measure compensation cost for awards of equity instruments to employees based on the grant-date fair value of those awards and recognize compensation expense over the service period that the awards are expected to vest. The Company records compensation costs using an estimated fair value of share awards that are not subject to a change-in-control condition. Compensation expense is recognized pro rata over the vesting period of the award. Valuation of awards is computed using a market-based regression analysis that considers performance of the Company against the performance of designated peer companies.
The Company has also granted stock awards subject to a change in control or a liquidity event. The Company will not expense these awards until such time as these events become sufficiently probable, at an amount equal to the fair value at time of grant.
Goodwill and Intangible Assets
Goodwill represents the excess of the cost of acquiring a business enterprise over the fair value of the net assets acquired. Goodwill is deemed to have an indefinite life and is not amortized, but rather tested annually, in the fourth quarter, for impairment. A quantitative goodwill impairment analysis is performed if an annual qualitative analysis indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.
Finite-lived intangible assets are amortized over their estimated useful lives. Indefinite-lived other intangible assets are tested for impairment annually, in the fourth quarter, or when certain triggering events require such tests.
Earnings Per Share
Basic earnings per share of common stock is based on the average number of shares of outstanding common stock, par value $0.01 per share, of the Company (Common Stock) during the period, retroactively adjusted for stock dividends, where applicable. Diluted earnings per share of Common Stock are based on those shares used to calculate basic earnings per share of Common Stock plus the dilutive effect of stock-based compensation awards, retroactively adjusted for stock dividends, where applicable. The Company did not declare any stock dividends for the years 2018 and 2017.
Reclassifications
Certain amounts and related disclosures from 2017 were reclassified to conform to the 2018 presentation.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

3. Recently Adopted Accounting Standards
Accounting Guidance Adopted
In February 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-02, Income Statement — Reporting Comprehensive Income. ASU 2018-02 allows a one-time reclassification from accumulated other comprehensive income (AOCI) to retained earnings for the stranded tax assets that were created in AOCI from the enactment of Tax Reform. The Company elected to early adopt this guidance in 2017 using a portfolio method, which resulted in a decrease of $1.6 million in accumulated other comprehensive income and a corresponding increase in retained earnings, that was associated with net unrealized gains on our investment portfolio resulting from the enactment of Tax Reform.
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the second step of the two part goodwill impairment test, which required entities to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. Under the new guidance, a goodwill impairment is calculated as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The amendments in this update should be applied on a prospective basis for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company adopted ASU 2017-04 in the fourth quarter of 2018 and it did not have a material impact.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash. ASU 2016-18 requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 shall be applied retrospectively and is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has elected to early adopt ASU 2016-18. The adoption of ASU 2016-18 had no impact on cash used in or provided by operating, investing or financing activities on the consolidated statements of cash flows as the Company had previously included restricted cash in its cash and cash equivalents amounts.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 adds or clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows, including, but not limited to: (i) debt prepayment or debt extinguishment costs; (ii) proceeds from the settlement of corporate-owned life insurance policies including bank-owned life insurance policies; (iii) distributions from equity method investees; and (iv) separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has elected to early adopt ASU 2016-15 on its consolidated statements of cash flows and it did not have a material impact.
In May 2015, the FASB issued ASU 2015-09, Financial Services — Insurance, Disclosures about Short-Duration Contracts. ASU 2015-09 requires companies that issue short duration contracts to disclose additional information, including: (i) incurred and paid claims development tables; (ii) frequency and severity of claims; and (iii) information about material changes in judgments made in calculating the liability for unpaid claim adjustment expenses, including reasons for the change and the effects on the financial statements. The Company adopted this guidance in the fourth quarter of 2017 and included the related disclosures in Note 11, “Insurance Operations.”

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

3. Recently Adopted Accounting Standards (Continued)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company has adopted this guidance in fourth quarter of 2018 and evaluated that there is an immaterial impact on the consolidated statement of operation or financial position because insurance contracts and lease contracts are specifically excluded from the scope of ASU 2014-09.
Accounting Guidance Not Yet Adopted
In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall, Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 provides guidance to improve certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Specifically the guidance: (i) requires equity investments to be measured at fair value with changes in fair value recognized in earnings; (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (iii) eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost; (iv) requires the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes; and (v) clarifies that the need for a valuation allowance on a deferred tax asset related to an AFS security should be evaluated with other deferred tax assets. The Company shall apply ASU 2016-01 by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. ASU 2016-01 is effective for public entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. For the Company, ASU 2016-01 is effective for annual periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of ASU 2016-01 on its financial condition and results of operations.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to improve the financial reporting of leasing transactions. Under this ASU, lessees will recognize a right-of-use asset and corresponding liability on the balance sheet for all leases, except for leases covering a period of fewer than 12 months. The liability is to be measured as the present value of the future minimum lease payments taking into account renewal options if applicable plus initial incremental direct costs such as commissions. The minimum payments are discounted using the rate implicit in the lease or, if not known, the lessee’s incremental borrowing rate. The lessee’s income statement treatment for leases will vary depending on the nature of what is being leased. A financing type lease is present when, among other matters, the asset is being leased for a substantial portion of its economic life or has an end-of-term title transfer or a bargain purchase option as in today’s practice. The payment of the liability set up for such leases will be apportioned between interest and principal; the right-of use asset will be generally amortized on a straight-line basis. If the lease does not qualify as a financing type lease, it will be accounted for on the income statement as rent on a straight-line basis. ASU 2016-02 requires the application of a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. ASU 2016-02 is effective for public entities for annual periods beginning after December 15, 2018, including interim periods within those annual periods. For the Company, ASU 2016-02 is effective for annual periods beginning after December 15, 2019 and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating ASU 2016-02, and does not expect a material impact on its financial condition or results of operations from the adoption of this guidance.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

3. Recently Adopted Accounting Standards (Continued)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses, Measurement of Credit Losses on Financial Instruments. ASU 2016-13 will change the way entities recognize impairment of financial assets by requiring immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets, including, among others, held-to-maturity debt securities, trade receivables, and reinsurance receivables. ASU 2016-13 requires a valuation allowance to be calculated on these financial assets and that they be presented on the financial statements net of the valuation allowance. The valuation allowance is a measurement of expected losses that is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This methodology is referred to as the current expected credit loss model. ASU 2016-13 is effective for public entities annual periods beginning after December 15, 2019, including interim periods within those annual periods. ASU 2016-13 is effective for public entities for annual periods beginning after December 15, 2019, including interim periods within those annual periods. For the Company, ASU 2016-13 is effective for annual periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. The Company is currently evaluating the impact of ASU 2016-13 on its financial condition and results of operations.
In October 2016, the FASB issued ASU 2016-16, Income Taxes, Intra-Entity Transfers of Assets Other Than Inventory. ASU 2016-16 requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset has been sold to an outside party. ASU 2016-16 should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. For the Company, ASU 2016-16 is effective for annual periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. ASU 2016-16 is effective for public entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Company is currently evaluating ASU 2016-16 and does not expect a material impact on its financial condition or results of operations.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements for fair value measurements. The modifications removed the following disclosure requirements: (i) the amount of, and reasons for, transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) the policy for timing of transfers between levels; and (iii) the valuation processes for Level 3 fair value measurements. This ASU added the following disclosure requirements: (i) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and (ii) the range and weighted average of significant observable inputs used to develop Level 3 fair value measurements. This update shall be applied retrospectively and is effective for all entities annual and interim periods beginning after December 15, 2019, with early adoption permitted. As the requirements of this literature are disclosure only, ASU 2018-13 will not impact the Company’s financial condition or results of operations.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other —  Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 provides the option to apply prospectively to costs for activities performed on or after the date that the entity first adopts or retrospectively in accordance with guidance on accounting changes. This update is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. ASU 2018-15 is effective for public entities for annual periods beginning after December 15, 2019, including interim periods within those annual periods. For the Company, ASU 2018-15 is

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

3. Recently Adopted Accounting Standards (Continued)

effective for annual periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. The Company is currently evaluating the impact of this guidance on its financial condition or results of operations.
4. Statements of Cash Flow
Supplemental cash flow information for the years ended December 31, 2018, 2017 and 2016, is as follows:
	December 31
($ in thousands)	2018	2017	2016
Cash paid (received) during the period for:
Interest	$12,377	$12,125	$12,125
Federal income tax	135	227	(353)
In 2018, there was a conversion of 16,800 restricted share units into common shares accounted for as a non cash transaction.
5. Goodwill and Intangibles
On November 23, 2010, the Company acquired 100% of NYMAGIC, Inc. outstanding common stock for a cash price of  $25.75 per share or approximately $231.9 million. The acquisition of NYMAGIC, Inc. provided a platform for which the Company could issue insurance policies. The fair value of net assets acquired amounted to $220.0 million after fair value adjustments of  $9.5 million. The cash purchase price paid in excess of the fair value of net assets acquired was equal to goodwill of  $11.9 million.
Intangible assets acquired include the value of licenses, trade names, agency relationships, non-compete agreements, renewal rights, and valuation of business acquired. Intangible assets acquired included $17.1 million, which are not subject to amortization, and $13.6 million that amortizes over a period of 2 to 15 years. Of the $13.6 million intangible assets acquired, $0.2 million remain to be amortized at December 31, 2018.
Goodwill and other intangibles not subject to amortization are tested for impairment annually, in the fourth quarter. As of December 31, 2018, there was no impairment of goodwill or other intangibles not subject to amortization.
($ in thousands)	Goodwill	Other Intangibles	Total
December 31, 2016	$11,911	$17,834	$29,745
Amortization	—	496	496
December 31, 2017	11,911	17,338	29,249
Amortization	—	30	30
December 31, 2018	$11,911	$17,308	$29,219

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

5. Goodwill and Intangibles (Continued)

The status of the goodwill and intangible assets is presented in the following tables:
($ in thousands)	Gross	Accumulated Amortization	Net	Useful Life
December 31, 2018
Goodwill	$11,911	$—	$11,911	Indefinite
State licenses	17,100	—	17,100	Indefinite
Other	2,452	(2,244)	208	Varies up to 15 years
Net balance	$31,463	$(2,244)	$29,219
December 31, 2017
Goodwill	$11,911	$—	$11,911	Indefinite
State licenses	17,100	—	17,100	Indefinite
Trade names	2,600	(2,600)	—	7 year straight line
Other	2,452	(2,214)	238	Varies up to 15 years
Net balance	$34,063	$(4,814)	$29,249

The estimated amortization of intangible assets for the next five years is as follows:
($ in thousands)
2019	$30
2020	30
2021	30
2022	30
2023	30
$150

On November 29, 2011, PSEH acquired 100% of PSU, ECU and TSM and capacity rights to the Syndicate beginning with the year of account 2012 for $5.9 million. The aggregate liabilities assumed exceeded the fair value of the net assets acquired by $1.9 million, after fair value adjustments. The difference between the net liabilities assumed and consideration paid resulted in the recognition of a $7.8 million long-lived intangible asset which was impaired pursuant to the Company’s decision to exit from U.K. insurance market. This amount is included in loss from discontinued operations in its consolidated statements of operations for the year ended December 31, 2017.
6. Discontinued Operations
Effective April 1, 2017, the Company decided to change its strategic direction with regard to its business operations at Lloyd’s and exit the insurance market in U.K. In October 2017, a third party acquired 100% of TSM and ECU, the corporate members of Lloyd’s that provide capital support to the Syndicate. In terms of the sale agreement, the Company will continue to meet Funds at Lloyd’s (FAL) obligations in respect of the Syndicate. In that regard at December 31, 2018, the Company deposited cash and securities of  $10.1 million and arranged for placement of  $22.4 million in Letters of Credit and securities.
The sale of PSU and PSMAL was completed to a third party in the first quarter of 2018.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

6. Discontinued Operations (Continued)

As part of the Company’s exit from the insurance market in U.K., all of the Syndicate’s reinsurance of the Company’s United States based insurance companies was commuted, and business sourced by PSIB to the Syndicate was reinsured back to the Company via 100% quota share reinsurance provided by New York Marine.
In connection with the above sale, the Company provided Aggregate Stop Loss reinsurance protection for development of the Syndicate covered reserves for which the Company has a liability of $13.3 million and $3.4 million as of December 31, 2018 and 2017, respectively. Additionally and also effective April 1, 2017, the Company assumed fully future and in force obligations of the Syndicate with respect to business underwritten by the Company’s U.S. based operations on Syndicate paper.
Prior to its exit from the UK insurance market, the Company assigned functional currencies to its foreign operations, which are generally the currencies of the local operating environment. Foreign currency amounts are remeasured to the functional currency, and the resulting foreign exchange gains or losses are reflected in earnings, except for foreign currency translation differences that arise in conjunction with the recognition of unrealized gains or losses on AFS investments which are recognized in OCI. Functional currency amounts are then translated into U.S. dollars. The foreign currency remeasurement and translation are calculated using current exchange rates for items reported in the balance sheets and average exchange rates for items recorded in earnings. The resulting foreign currency translation gain or loss during the year, is a component of OCI. A foreign transaction gain of $4.6 million was recorded for the year ended December 31, 2017. These amounts are included in the net loss from discontinued operations in the consolidated statements of operations for the year ended December 31, 2017.
Loss from discontinued operations, net of taxes in its consolidated statements of operations are comprised of the following:
	For the Years Ended December 31
($ in thousands)	2018	2017	2016
Revenues
Net premiums earned	$1,173	$49,233	$101,923
Net investment income	514	2,717	5,699
Realized investment gains	830	14,329	365
Other income	504	—	—
Total revenue	3,021	66,279	107,987
Expenses
Net losses and loss adjustment expenses incurred	11,197	50,787	98,633
Policy acquisition expenses	40	19,544	41,322
General and administrative expenses	(8,401)	27,533	23,131
Interest expense	21	81,648	4,408
Exchange (gains) losses	—	(4,570)	19,978
Other expense	166	19,105	109
Total expenses	3,581	104,047	187,581
Loss from discontinued operations before income taxes	(560)	(37,768)	(79,594)
Income tax benefit	(1,374)	(679)	—
Net income (loss) from discontinued operations	$814	$(37,089)	$(79,594)

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

6. Discontinued Operations (Continued)

There was no gain or loss recognized from the sale of the U.K. operations. The following represents the carrying amounts of assets and liabilities associated with the exit from the insurance market in the U.K. reported as discontinued operations in its consolidated balance sheets:
	As of December 31
($ in thousands)	2018	2017
Assets
Total cash and investments	$10,436	$12,476
Other assets	9,283	221
Total assets	19,719	12,697
Liabilities
Unpaid losses and loss adjustment expenses	14,030	—
Other liabilities	8,226	14,061
Total liabilities	$22,256	$14,061

7. Investments
(a) A summary of the Company’s investment components is presented below:
	December 31
($ in thousands)	2018		2017
Fixed income securities, AFS (fair value):
U.S. Treasury securities	$90,328	5.0%	$106,142	6.8%
Corporate securities	1,192,430	66.3%	1,024,265	66.0%
Municipal debt obligations	6,085	0.3%	6,215	0.4%
ABS	83,581	4.7%	81,410	5.2%
CLO	156,913	8.7%	109,287	7.0%
CMBS	53,843	3.0%	55,714	3.6%
RMBS – non-agency	79,551	4.4%	96,950	6.2%
RMBS – agency	30,651	1.7%	4,448	0.3%
Total fixed income securities, AFS	1,693,382	94.1%	1,484,431	95.5%
Short-term investments	36,661	2.0%	4,223	0.3%
Commercial levered loans (amortized cost)	16,915	0.9%	24,500	1.5%
Limited partnerships and limited liability companies (fair value)	53,432	3.0%	41,603	2.7%
Total investments	$1,800,390	100.0%	$1,554,757	100.0%

In addition, $9.4 million and $11.2 million of fixed-income securities and $1.0 million and $1.3 million of cash and cash equivalents were included in assets from discontinued operations in the consolidated balance sheets at December 31, 2018 and 2017. At December 31, 2018 and 2017, 85.01% and 83.1% of the fair value of the Company’s fixed income portfolios were considered investment grade, respectively. The Company held approximately $259.3 million and $251.4 million in fixed income securities that were below investment grade as of December 31, 2018 and 2017, respectively.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

7. Investments (Continued)

During third quarter 2017, $218.2 million of fixed income securities were transferred from the Syndicate as part of the consideration related to the commutation of the Syndicate’s reinsurance of the Company’s U.S. based insurance operations. The transfer was recorded at the fair value of securities.
(b) The gross unrealized gains and losses on AFS securities included in assets from continuing operations at December 31, 2018, are as follows:
($ in thousands)	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:
U.S. Treasury securities	92,219	126	(2,017)	90,328
Corporate securities	1,231,352	1,216	(40,138)	1,192,430
Municipal debt obligations	6,238	—	(153)	6,085
ABS	82,603	1,095	(117)	83,581
CLO	161,421	160	(4,668)	156,913
CMBS	55,980	—	(2,137)	53,843
RMBS – non-agency	68,594	11,078	(121)	79,551
RMBS – agency	31,348	—	(697)	30,651
Total fixed income securities	$1,729,755	$13,675	$(50,048)	$1,693,382

The gross unrealized gains and losses on AFS securities included in assets from continuing operations at December 31, 2017, are as follows:
($ in thousands)	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:
U.S. Treasury securities	107,563	47	(1,468)	106,142
Corporate securities	1,022,880	5,612	(4,227)	1,024,265
Municipal debt obligations	6,246	—	(31)	6,215
ABS	80,139	1,539	(268)	81,410
CLO	108,603	753	(69)	109,287
CMBS	56,159	—	(445)	55,714
RMBS – non-agency	84,144	13,710	(904)	96,950
RMBS – agency	4,564	—	(116)	4,448
Total fixed income securities	$1,470,298	$21,661	$(7,528	$1,484,431

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

7. Investments (Continued)

(c) The following table summarizes all securities in an unrealized loss position at December 31, 2018, the fair value and gross unrealized loss by asset class and by length of time those securities have been in a loss position:
	Less Than 12 Months		Greater Than 12 Months		Total
($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Total Unrealized Losses
U.S. Treasury securities	$8,263	$(82)	$69,727	$(1,935)	$77,990	$(2,017)
Corporate securities	393,931	(10,241)	710,482	(29,897)	1,104,413	(40,138)
Municipal debt obligations	—	—	6,085	(153)	6,085	(153)
ABS	25,258	(61)	4,249	(56)	29,507	(117)
CLO	146,004	(4,668)	—	—	146,004	(4,668)
CMBS	—	—	53,843	(2,137)	53,843	(2,137)
RMBS non-agency	529	(13)	2,449	(108)	2,978	(121)
RMBS agency	27,150	(513)	3,502	(184)	30,652	(697)
Total	$601,135	$(15,578)	$850,337	$(34,470)	$1,451,472	$(50,048)

The following table summarizes all securities in an unrealized loss position at December 31, 2017, the fair value and gross unrealized loss by asset class and by length of time those securities have been in a loss position:
	Less Than 12 Months		Greater Than 12 Months		Total
($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Total Unrealized Losses
U.S. Treasury securities	$72,419	$(891)	$28,907	$(576)	$101,326	$(1,468)
Corporate securities	456,032	(2,770)	75,078	(1,457)	531,110	(4,227)
Municipal debt obligations	6,216	(31)	—	—	6,216	(31)
ABS	27,761	(52)	4,473	(216)	32,234	(268)
CLO	8,481	(69)	—	—	8,481	(69)
CMBS	49,246	(197)	6,467	(249)	55,713	(445)
RMBS – non-agency	560	(67)	4,338	(837)	4,898	(904)
RMBS – agency	472	(4)	3,859	(112)	4,331	(116)
Total	$621,187	$(4,081)	$123,122	$(3,447)	$744,309	$(7,528)

The Company was holding 708 and 496 fixed income securities that were in an unrealized loss position at December 31, 2018 and 2017, respectively. The Company believes these unrealized losses are temporary, as they resulted from changes in market conditions, including interest rates or sector spreads, and are not considered to be credit risk related. OTTI charges are recognized as a realized loss to the extent that they are credit related, unless the Company has the intent to sell the security or it is more-likely-than not that the Company will be required to sell the security. In those circumstances, the security is written down to fair value with the entire amount of the write-down charged to earnings as a component of realized losses. The Company recorded $1.5 million and $0.1 million, OTTI charges in realized investment (losses) gains, net for the years ended December 31, 2018 and 2017, respectively.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

7. Investments (Continued)

(d) The amortized cost and fair value of fixed income securities, which excludes the Company’s structured securities portfolio, at December 31, 2018, by contractual maturity are shown below. Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
	December 31, 2018
($ in thousands)	Amortized Cost	Fair Value
Due in one year or less	$82,048	$81,553
Due after one through five years	613,707	602,223
Due after five through ten years	552,061	529,257
Due after ten years	81,993	75,810
	1,329,809	1,288,843
Structured securities:
ABS	82,603	83,581
CLO	161,421	156,913
CMBS	55,980	53,843
RMBS – non-agency	68,594	79,551
RMBS – agency	31,348	30,651
Totals	$1,729,755	$1,693,382

The Company did not have any non-income producing fixed income investments for the years ended December 31, 2018 or 2017, respectively.
(e) The Company elected to account for its investments in limited partnership and limited liability companies of  $53.4 million and $41.6 million at December 31, 2018 and 2017, respectively, at fair value. Changes in fair value of such investments are recorded in the consolidated statements of operations within net investment income. The largest investment within the portfolio is the PIMCO Tactical Opportunities fund, which is carried at $25.2 million at December 31, 2018.
The carrying values used for investment in limited partnerships and limited liability companies generally are established on the basis of the valuations provided monthly or quarterly by the managers of such investments. These valuations are determined based upon the valuation criteria established by the governing documents of such investments or utilized in the normal course of such manager’s business, which are reflective of fair value. Such valuations may differ significantly from the values that would have been used had available markets for these investments existed and the differences could be material.
The Company’s strategies for its investments in limited partnerships and limited liability companies include investments funds that employ diverse and fundamentally driven approach to investing which includes effective risk management, hedging strategies and leverage. The portfolio of investments in limited partnerships and limited liability companies consists of common stocks, real estate assets, options, swaps, derivative instruments and other structured products.
The limited partnerships and limited liability companies in which the Company invests sometimes impose limitations on the timing of withdrawals from the funds. The Company’s inability to withdraw its investment quickly from a particular limited partnership or a limited liability company that is performing poorly could result in losses and may affect liquidity. All of the Company’s limited partnerships and limited liability companies have timing limitations. Most limited partnerships and limited liability

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

7. Investments (Continued)

companies require a 90-day notice period in order to withdraw funds. Some limited partnerships and limited liability companies may require a withdrawal only at the end of their fiscal year. The Company may also be subject to withdrawal fees in the event the limited partnerships and limited liability companies is sold within a minimum holding period, which may be up to one year. Many limited partnerships and limited liability companies have invoked gated provisions that allow the fund to disperse redemption proceeds to investors over an extended period. The Company is subject to such restrictions, which may delay the receipt of proceeds from limited partnerships and limited liability companies.
(f) The Company invests in commercial loans, which are private placements. Loans are reported at the principal amount outstanding, reduced by unearned discounts, net deferred loan fees, and an allowance for loan losses. Interest on loans is calculated using the simple interest method on the daily principal amount outstanding. The allowance for loan losses related to impaired loans is determined based on the difference of the carrying value of loans and the present value of expected cash flows discounted at the loan’s effective interest rate or, as a practical expedient, the loan’s observable market price. There was no allowance for loan losses at December 31, 2018 and 2017, respectively.
(g) Proceeds from sales and redemptions in AFS securities totaled $255.2 million, $977.0 million and $338.7 million for the years ended December 31, 2018, 2017 and 2016 respectively. Gross realized gains from sales and redemptions in AFS securities totaled $0.6 million, $5.8 million, and $1.8 million for the years ended December 31, 2018, 2017 and 2016, respectively. Gross realized losses from sales and redemptions of AFS investments totaled $2.2 million, $1.6 million and $7.9 million for the years ended December 31, 2018, 2017 and 2016, respectively.
(h) Net investment income included in net income (loss) from continuing operations in the consolidated statements of operations from each major category of investments for the years ended December 31, 2018, 2017 and 2016, is as follows:
($ in thousands)	2018	2017	2016
Fixed income securities	55,765	33,467	25,397
Commercial levered loans	1,114	1,153	1,523
Net limited partnerships gains	1,081	3,240	2,354
Common stock unaffiliated dividends	—	—	280
Other	176	216	60
Total investment income	58,136	38,076	29,614
Less expenses	(2,165)	(1,880)	(1,562)
Net investment income	$55,971	$36,196	$28,052

(i) Included in investments at December 31, 2018 and 2017, are securities required to be held by the Company (or those that are on deposit) with various regulatory authorities as required by law with a fair value of  $188.6 million and $184.1 million, respectively. Fair value and carrying value of assets in the amount of  $358.5 million and $368 million, respectively, were on deposit in collateral agreements at December 31, 2018. Fair value and carrying value of assets in the amount of  $305.1 million and $304.5 million, respectively, were on deposit in collateral agreements at December 31, 2017.
As discussed in Note 6, Discontinued Operations, per terms of the sales agreement of the U.K. operations, the Company is required to arrange FAL to support the capital requirements of the Syndicate until the close of 2017 year of account in 2020. In that regard, at December 31, 2018, the Company deposited cash and securities of  $10.1 million and arranged a Letter of Credit arrangement in the amount of  $22.4 million.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

7. Investments (Continued)

(j) The investment portfolio has exposure to market risks, which include the effect of adverse changes in interest rates, credit quality, limited partnership value and illiquid securities including commercial loans and RMBS values on the portfolio. Interest rate risk includes the changes in the fair value of fixed maturities based upon changes in interest rates. Credit quality risk includes the risk of default by issuers of debt securities. Risks from investments in limited partnerships and limited liability companies and illiquid securities risks include the potential loss from the diminution in the value of the underlying investment of the limited partnerships and limited liability companies and the potential loss from changes in the fair value of commercial loans and RMBS.
8. Fair Value Measurements
The Company has established a framework for valuing financial assets and financial liabilities. The framework is based on a hierarchy of inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company’s significant market assumptions. The standard describes three levels of inputs that may be used to measure fair value and categorize the assets and liabilities within the hierarchy:
Level 1 — Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These prices generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.
As of December 31, 2018 and 2017, the Company does not hold any Level 1 securities.
Level 2 — Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, nonbinding quotes in markets that are not active for identical or similar assets and other market observable inputs (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.).
The Company’s Level 2 assets include U.S. treasury securities, municipal debt obligations, RMBS, CMBS, CLO, ABS and corporate debt securities.
The Company generally obtains valuations from third-party pricing services and/or security dealers for identical or comparable assets or liabilities by obtaining nonbinding broker quotes (when pricing service information is not available) in order to determine an estimate of fair value. The Company bases all of its estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm’s-length transaction.
Level 3 — Fair value is based on at least one or more significant unobservable inputs that are supported by little or no market activity for the asset. These inputs reflect the Company’s understanding about the assumptions market participants would use in pricing the asset or liability.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

8. Fair Value Measurements (Continued)

The Company’s Level 3 assets include its investments in corporate securities, commercial levered loans and limited partnerships and limited liability companies as they are illiquid and trade in inactive markets. These markets are considered inactive as a result of the low level of trades of such investments. Commercial levered loans are also not considered within the Level 3 tabular disclosure, because they are in the “held for investment” category and are also not measured at fair value on a recurring basis.
The primary pricing sources for the Company’s investments in commercial levered loans and limited partnerships and limited liability companies are reviewed for reasonableness, based on the Company’s understanding of the respective market. Prices may then be determined using valuation methodologies such as discounted cash flow models, as well as matrix pricing analyses performed on nonbinding quotes from brokers or other market makers. As of December 31, 2018 and 2017, the Company did not utilize an alternate valuation methodology for its investments in commercial levered loans or limited partnerships or limited liability companies.
The following are the major categories of assets measured at fair value on a recurring basis at December 31, 2018 and 2017, using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3):
($ in thousands)	December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed income securities:
U.S. Treasury securities	—	$90,328	$—	90,328
Corporate securities	—	1,065,933	126,497	1,192,430
Municipal debt obligations	—	6,085	—	6,085
ABS	—	83,581	—	83,581
CLO	—	156,913	—	156,913
CMBS	—	53,843	—	53,843
RMBS – non agency	—	79,551	—	79,551
RMBS – agency	—	30,651	—	30,651
Total fixed income securities	$—	$1,566,885	$126,497	$1,693,382
Investments measured at net asset value:
Limited partnerships and limited liability companies				53,432
Total assets at fair value				$1,746,814

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

8. Fair Value Measurements (Continued)

($ in thousands)	December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed income securities:
U.S. Treasury securities	$—	106,142	$—	$106,142
Corporate securities	—	1,024,265	—	1,024,265
Municipal debt obligations	—	6,215	—	6,215
ABS	—	81,410	—	81,410
CLO	—	109,287	—	109,287
CMBS	—	55,714	—	55,714
RMBS – non agency	—	96,950	—	96,950
RMBS – agency	—	4,448	—	4,448
Total fixed income securities	$—	1,484,431	$—	1,484,431
Investments measured at net asset value:
Limited partnerships and limited liability companies				41,603
Total assets at fair value				$1,526,034

There were no transfers between Levels 1 and 2 for the years ended December 31, 2018 and 2017.
In 2018, securities in the amount of  $126.5 million were transferred from Level 2 into Level 3 as it was determined that these securities trade in inactive markets.
There were no Level 3 financial assets and liabilities carried at fair value during the years ended December 31, 2017.
Management believes that the use of the fair value option as specified in Accounting Standards Codification No. 825, Financial Instruments (ASC 825) to record limited partnerships is consistent with its objective for such investments. As such, the entire limited partnership portfolio of  $53.4 million and $41.6 million at December 31, 2018 and 2017, was recorded using net asset value, which the Company has determined to be the best indicator of fair value for these investments.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

8. Fair Value Measurements (Continued)

The following tables disclose the carrying value and fair value of financial instruments that are not recognized or are not carried at fair value in the consolidated balance sheets as of December 31, 2018 and 2017:
	December 31, 2018
	Carrying Value	Fair Value
($ in thousands)		Total	Level 1	Level 2	Level 3
Assets
Commercial levered loans	$16,915	$15,858	—	—	$15,858
Liabilities
Notes payable	183,000	183,999	—	183,999	—
Unamortized debt issuance costs	(645)
Total notes payable	$182,355
Assets
Commercial levered loans	$24,500	$24,551	—	—	$24,551
Liabilities
Notes payable	165,000	167,891	—	167,891	—
Unamortized debt issuance costs	(984)
Total notes payable	$164,016

The fair value of the notes payable at December 31, 2018, approximated a price equal to $184 million or 100.5% of the par value. The fair value of the notes payable at December 31, 2017, approximated a price equal to $167.9 million or 101.8% of the par value.
The following table provides a summary of the changes in the fair value of securities measured using Level 3 inputs during 2018:
2018 ($ in thousands)	Corporate securities
Total net (losses) gains for the period included in:
OCI	$764
Net Income	(9)
Purchases	9,492
Sales	—
Issuances	—
Settlements	(2,754)
Transfers into Level 3	119,004
Transfers out of Level 3	—
Fair value, December 31, 2018	$126,497

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

9. Accumulated Other Comprehensive (deficit) Income
The following table summarizes the components of AOCI:
($ in thousands)	Gross	Tax	Net
December 31, 2015	$(14,170)	$(2,929)	$(11,241)
Unrealized holding gains on fixed income securities	41,230	2,039	39,191
Cumulative translation adjustment	(2,212)	—	(2,212)
Amounts reclassified into net loss	(5,782)	(2,038)	(3,744)
Other comprehensive income	44,800	4,049	40,723
December 31, 2016	30,630	1,148	29,482
Unrealized holding gains (losses) on fixed income securities	3,517	4,874	(1,357)
Cumulative translation adjustment	6,881	—	6,881
Amounts reclassified into net loss	18,763	1,471	17,292
Other comprehensive income	(8,365)	3,403	(11,768)
Reclassification of stranded deferred taxes	—	(1,583)	1,583
December 31, 2017	22,265	2,968	19,297
Unrealized holding gains (losses) on fixed income securities	(53,582)	(10,842)	(42,740)
Amounts reclassified into net income	(1,557)	(429)	(1,128)
Other comprehensive income	(52,025)	(10,413)	(41,612)
December 31, 2018	$(29,795)	$(7,444)	$(22,315)

The following table presents reclassifications out of AOCI attributable to the Company during 2018, 2017 and 2016:
($ in thousands)	Line in Consolidated Statements of Operations	2018	2017	2016
AOCI
Unrealized gains on securities	Realized investment (losses) gains	$(1,557)	$18,763	$(5,782)
	Income tax (benefit) expense	(429)	1,471	(2,038)
Total reclassifications	Net realized investment (losses) gains	$(1,128)	$17,292	$(3,744)

10. Related-Party Information
As of December 31, 2018, the Company had $4.2 million in loans to executives, compared to $3.5 million as of December 31, 2017.
The Company’s investment portfolio is managed by Goldman Sachs Asset Management, a related party. The Company is owned by PI, which is held as an investment within Goldman Sachs Capital Partners VI funds. Related fees paid were $1.1 million, $1.7 million and $1.4 million in 2018, 2017 and 2016 respectively.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Insurance Operations
Reinsurance Transactions
The Company’s reinsurance agreements do not relieve its direct obligations to insureds. Thus, a credit exposure exists to the extent that any reinsurer fails to meet its obligations to the Company.
The reinsurers with the three largest obligations to the Company at December 31, 2018, were the Swiss Reinsurance America Corporation, Tokio Millennium Re AG and Munich Reinsurance Company, which represented 16.8%, 15.6% and 13.7%, respectively, of the Company’s reinsurance receivables paid, reinsurance receivables unpaid and prepaid reinsurance premiums. Swiss Reinsurance Company, Tokio Millennium Re AG and Munich Reinsurance Company are rated A+ (Superior) by A.M. Best Company.
Collateral for reinsurance receivables is generally only pursued by the Company when the reinsurer’s status with the regulators of the Company’s domicile would not otherwise permit credit for reinsurance for regulatory reporting purposes.
Reinsurance receivables included an allowance for uncollectible reinsurance receivables of $10 million and $7.0 million, for the years ended December 31, 2018 and 2017, respectively.
In connection with the divestment of the Company’s U.K. business, New York Marine as reinsured entered into The Quota Share Arrangements with third party reinsurers to maintain reasonable underwriting leverage within New York Marine and its subsidiary insurance companies during a transition period following the U.K. divestment.
The effective date of The Quota Share Arrangements was April 1, 2017. The reinsurers’ ceding participation is an aggregate 26%. A provisional ceding commission of 30% to 30.5% is received as a reduction in the amount of ceded premium. Subject to limits, these ceding commissions will vary in subsequent periods based on contractual ultimate loss ratios.
During 2018 and following the transition of the U.S. business back to New York Marine, The Quota Share Arrangements were terminated. To the extent of unearned premium at the time of termination, ceded written premiums, net of the ceding commission, was returned. Reserve for unpaid losses and loss adjustment expenses on premium earned prior to the cut-off termination remained in reinsurance receivables unpaid on the consolidated balance sheets. The reinsurance receivable unpaid under The Quota Share Arrangements were $43.7 million and $47.4 million as of December 31, 2018 and December 2017, respectively. Loss reserve development on the reserves ceded under The Quota Share Arrangements is included in continuing operations.
For the years ended December 31, 2018 and 2017 under The Quota Share Arrangements the Company recorded the following:
($ in thousands)	2018	2017
Ceded written premium	$(58,857)	$160,779
Ceded earned premium	14,560	87,362
Reduction to net loss and loss adjustment expenses incurred	9,514	51,897
Reduction to policy acquisition expenses	3,955	29,560
Reduction to pre-tax income	$1,091	$5,905

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Insurance Operations (Continued)

Total reinsurance ceded and assumed relating to premiums written, earned premiums and net losses and loss adjustment expenses incurred for the years ended December 31, are as follows:
($ in thousands)	2018	2017	2016
Written premiums
Direct written premiums	889,526	833,536	768,639
Assumed from other companies	5,586	2,798	3,356
Ceded to other companies	45,038	276,048	85,312
Net written premiums	$850,074	$560,286	$686,683
Earned premiums
Direct earned premiums	844,234	788,862	761,899
Assumed from other companies	10,266	2,477	3,060
Ceded to other companies	123,715	181,553	89,181
Net earned premiums	$730,785	$609,786	$675,778
Percent of amount assumed to net	1.4%	0.4%	0.4%
Losses and loss adjustment expenses incurred
Direct net losses and loss adjustment expenses incurred	485,770	483,209	571,509
Assumed from other companies	(3,209)	720	2,663
Ceded to other companies	47,731	90,188	84,708
Net losses and loss adjustment expenses incurred	$434,830	$393,741	$489,464

In 2016, the Company entered a retroactive reinsurance agreement with an authorized reinsurer covering accident year 2015 and prior Primary and Excess Workers’ Compensation net losses and loss adjustment expenses incurred. Subject carried reserves at the January 1, 2016 effective date were $306.4 million. The reinsurance provides $100 million limit on respective paid losses excess of $315 million retention. The reinsurance cover has a retrospective rating feature of  $47.6 million of additional premium accumulating at approximately 3% per annum. This amount is 100% recoverable to the Company to the extent losses do not exceed the retention. At December 31, 2018, the Company’s estimate of respective loss development remains below the retention.
In 2017, the Company extended same for the 2016 accident year. Subject carried reserves at the January 1 2017 effective date were $96.5 million. The reinsurer provides a $35 million limit on respective paid losses in excess of  $106.5 million. The reinsurance cover has a retrospective rating feature of  $18 million of premium accumulating at approximately 4% per annum. These amounts are 100% recoverable to the Company to the extent losses do not exceed the retention. At December 2018, the Company’s estimate of respective loss development remains below the retention and the adjustable premium is accrued as fully recoverable.
In 2018, the Company entered into a retroactive reinsurance agreement for the 2017 accident year. Subject carried reserves at the January 1, 2018 effective date were $107.8 million. The reinsurer provides a $40 million limit on respective paid losses in excess of  $119.3 million. The reinsurance cover has a retrospective rating feature of  $21 million of premium accumulating at approximately 4% per annum. These are 100% recoverable to the Company to the extent losses do not exceed the retention. At December 31, 2018, the Company’s estimate of respective loss development remains below the retention and the adjustable premium is accrued as fully recoverable.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Insurance Operations (Continued)

Gross Written Premiums
The Company negotiates with distribution partners to write direct premium on behalf of the Company’s affiliates. The three distribution partners contributing the largest amounts of direct written premium totaled $249.1 million, $223.9 million and $214.9 million in 2018, 2017 and 2016, respectively.
Unpaid Losses
Unpaid losses are based on individual case estimates for losses reported and include a provision for incurred but not reported (IBNR) and for losses and loss adjustment expenses. The following table provides a roll forward of the Company’s reserve for losses and loss adjustment expenses:
($ in thousands)	2018	2017	2016
Gross unpaid losses and loss expenses, at beginning of year	$1,258,237	$1,166,619	$967,454
Ceded unpaid losses and loss expenses, at beginning of year	201,156	176,651	148,054
Net reserve for losses and loss expenses, at beginning of year	1,057,081	989,968	819,400
Add:
Incurred losses and loss expenses occurring in the:
Current year	439,847	373,423	429,382
Prior years	(5,017)	20,318	60,082
Total incurred losses and loss expenses	434,830	393,741	489,464
Less:
Paid losses and loss expenses for claims occurring in the:
Current year	47,734	54,026	78,019
Prior years	232,660	272,602	240,877
Total paid losses and loss expenses for claims	280,394	326,628	318,896
Net reserves for losses and loss expenses, at end of year	1,211,517	1,057,081	989,968
Ceded unpaid losses and loss expenses, at end of year	185,295	201,156	176,651
Gross unpaid losses and loss expenses, at end of year	$1,396,812	$1,258,237	$1,166,619

During the year ended December 31, 2018, our net incurred losses for accident years 2017 and prior developed favorably by $5.0 million. The favorable development of  $5.0 million for the year ended December 31, 2018, was driven primarily by $14.7 million in Workers Compensation line and $15.6 million in Commercial Auto line, partially offset by $16.5 million adverse development in General Liability line. Lower than expected claim severity continued to be the main driver of the favorable development in Workers Compensation line in the period of which $8.0 million came from 2014 to 2016 accident years in the primary Workers Compensation line and $6.7 million came from 2014-2015 accident years in the excess coverage of the Workers Compensation line. Favorable development in

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Insurance Operations (Continued)

the Commercial Auto line was driven mainly by the 2013 to 2016 accident years where severity trends of the previous two calendar year periods started to reverse itself in every niche within the Commercial Auto line. The $16.5 million adverse development in the General Liability line primarily related to 2013 to 2015 accident years due to higher than expected liability severities in the Construction and Media lines of business.
Adverse development of  $20.3 million for the year ended December 31, 2017, was driven primarily by $33.2 million in the Commercial Auto line which consisted of several niches that are now terminated and $8.4 million in the Commercial Multi-Peril line within the All Other Lines category. Adverse development in the Commercial Auto and Commercial Multi-Peril lines of business were driven primarily by higher than expected frequency and severity. These were offset by favorable development in Workers’ Compensation of  $12.4 million due to lower than expected claim severity for accident years 2016 and prior.
Adverse development of  $60.1 million in estimated losses and loss expenses for claims occurring in prior years for the year ended December 31, 2016, was primarily driven by unfavorable development from niches in the Commercial Auto and General Liability lines of business. Adverse development in Commercial Auto was primarily related to 2013 to 2015 accident years driven by higher than expected frequency and severity in terminated niches focused on trucking. Adverse development in the General Liability line was primarily related to 2011 to 2013 accident years driven by a higher than expected frequency of large losses which resulted in a higher than expected claim severity for the calendar period.
Incurred and Paid Claims Development
The following information presented summarizes incurred and paid claims development as of December 31, 2018, net of reinsurance, as well as cumulative claim frequency and the total of IBNR. IBNR anticipates both the development of existing claims and emergence of any new claims. The information about incurred and paid claims development for accident years 2009 through 2017 is unaudited and is presented as supplementary information. Information is also included for the portion of unpaid losses and loss adjustment expenses, net of reinsurance that related to IBNR and the cumulative number of reported insurance claims. Claims are counted at the occurrence (e.g. date of the accident), line of business, and policy level. For example, if a single occurrence (e.g. an auto accident) leads to a claim under an auto and an associated umbrella policy, they are each counted separately. Conversely, multiple claimants under the same occurrence/line/policy would contribute only a single count. The claim counts provided are on an accident year basis. A claim is considered reported when a reserve is established or a payment is made. Therefore, claims closed without payment are included in the claim counts as long as there was an associated case reserve at some point in its life cycle. The following tables are in thousands except claim counts.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Insurance Operations (Continued)

All Lines – Incurred
	Unaudited										IBNR as of December 31, 2018	Cumulative Claim Counts
	For the Year Ended
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Prior											$12,897
2009	$92,823	$100,656	$94,227	$98,647	$88,668	$93,199	$93,616	$102,094	$98,302	$96,531	$1,726	2,801
2010		131,617	137,994	134,941	134,307	136,115	143,344	152,840	145,444	148,117	3,600	3,891
2011			115,644	128,879	126,752	122,773	124,543	131,081	124,798	131,385	4,589	4,418
2012				137,380	157,477	157,985	165,015	165,889	156,355	159,120	8,384	6,608
2013					210,368	222,277	232,660	251,353	243,567	237,900	20,208	13,191
2014						286,842	312,987	323,792	333,865	342,788	38,062	16,292
2015							384,269	407,279	407,427	395,751	77,490	20,806
2016								390,430	423,538	406,204	130,767	19,897
2017									354,948	361,299	193,927	18,158
2018										422,104	315,173	15,903
										$2,701,199	$806,823

	All Lines – Paid
	Unaudited
	For the Year Ended
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
2009	$7,334	$23,985	$40,734	$57,134	$67,029	$73,256	$80,782	$87,486	$93,333	$93,908
2010		11,912	38,723	72,312	85,754	102,016	114,140	125,646	132,525	137,470
2011			14,796	51,006	65,103	76,731	88,243	98,411	105,584	109,007
2012				16,619	48,276	73,249	98,960	119,374	130,200	136,909
2013					27,465	74,012	115,396	158,978	181,989	192,476
2014						44,738	111,919	166,907	217,986	250,928
2015							75,043	159,708	234,756	281,637
2016								78,271	150,198	204,589
2017									54,026	116,204
2018										45,012
										1,568,140
							Incurred Less Paid			1,133,059
							Reserves 2008 and Prior			46,003
							Other(1)			32,455
							Total Net Reserves			1,211,517

(1)
Other category represents ULAE reserves $43.9 million, discounting of loss reserves ($37 million) and retroactive reinsurance agreements $12.1 million, allowance for uncollectible reinsurance $10 million and other $2.9 million.

The following table presents the historical average annual percentage payout of incurred claims, net of reinsurance, as of December 31:
Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
14%	19%	16%	14%	10%	6%	6%	5%	4%	1%

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Insurance Operations (Continued)

Commercial Auto
The following tables represents information on the Company’s unpaid losses and loss adjustment expenses incurred and cumulative paid losses, since 2009 for Commercial Auto line, in thousands except claim counts:
Commercial Auto – Incurred
	Unaudited										IBNR as of December 31, 2018	Cumulative Claim Counts
	For the Year Ended
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Prior
2009	$5,158	$5,163	$4,811	$4,714	$4,973	$5,192	$5,158	$5,122	$5,128	$5,129	$0	291
2010		13,046	17,710	18,011	17,334	18,717	18,688	19,046	19,437	19,280	—	874
2011			13,864	13,462	11,260	11,231	12,547	12,547	12,508	12,476	—	1,219
2012				21,101	29,959	36,319	43,031	42,028	41,479	41,572	(0)	1,746
2013					47,191	50,752	63,764	77,570	76,768	72,265	10	6,220
2014						74,185	95,283	105,528	112,157	113,747	387	8,227
2015							120,137	139,415	152,268	146,757	4,877	11,146
2016								114,568	124,760	119,931	13,538	9,632
2017									81,986	79,156	28,674	7,020
2018										87,993	51,582	6,418
										$698,306	$99,068

	Commercial Auto – Paid
	Unaudited
	For the Year Ended
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
2009	$844	$1,584	$2,419	$2,988	$4,071	$5,019	$5,120	$5,122	$5,128	$5,130
2010		3,105	7,866	12,346	13,723	17,275	17,829	18,074	19,098	19,138
2011			4,717	7,791	7,250	9,111	11,587	12,005	12,123	12,117
2012				6,660	15,397	25,280	33,248	39,680	40,852	41,305
2013					13,015	26,773	43,403	64,073	72,906	71,010
2014						21,692	52,048	74,431	96,385	108,102
2015							37,964	74,524	107,063	126,831
2016								39,580	63,123	83,161
	Commercial Auto – Paid
	Unaudited
	For the Year Ended
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
2017									19,950	34,659
2018										16,709
										518,162
Incurred Less Paid										$180,146

The following table presents the historical average annual percentage payout of incurred claims, net of reinsurance, as of December 31:
Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
24%	22%	20%	18%	13%	1%	1%	3%	0%	0%

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Insurance Operations (Continued)

General Liability
The following tables represents information on unpaid losses and loss adjustment expenses incurred and cumulative paid losses, since 2009 for the Company’s General Liability line, in thousands except claim counts:
General Liability – Incurred
	Unaudited										IBNR as of December 31, 2018	Cumulative Claim Counts
	For the Year Ended
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Prior											$7,639
2009	$39,174	$52,196	$52,287	$52,446	$53,136	$58,000	$58,243	$65,623	$65,231	$63,808	$470	1,304
2010		56,373	59,577	64,210	63,596	62,270	69,103	72,902	66226	68,905	1,702	1,649
2011			45,894	58,633	61,398	60,375	63,264	67,791	62127	66,641	2,883	1,531
2012				42,685	43,677	38,288	42,401	45,771	46312	48,096	2,801	1,476
2013					48,466	61,785	62,618	70,459	60613	61,796	7,887	2,589
2014						70,878	77,255	78,801	93468	104,281	16,902	3,074
2015							80,225	80,411	78163	80,514	26,437	2,972
2016								93,737	101479	92,401	50,781	2,791
2017									99,845	100,306	72,836	2,774
2018										142,486	125,210	2,418
										$829,234	$315,548

	General Liability – Paid
	Unaudited
	For the Year Ended
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
2009	$2,477	$12,589	$26,246	$40,117	$46,214	$50,053	$56,110	$61,081	$66,081	$66,307
2010		1,692	14,901	34,045	44,087	50,830	61,716	66,332	70,235	74,101
2011			5,009	18,912	30,123	37,344	44,166	50,136	54,250	56,659
2012				945	8,844	14,751	24,257	32,585	36,521	40,754
2013					1,930	10,941	22,152	36,493	46,821	55,148
2014						5,456	14,032	28,581	41,079	53,712
2015							5,404	14,720	25,931	39,407
2016								3,547	13,873	25,223
2017									2,596	11,279
2018										2,223
										424,813
Incurred Less Paid										$404,421

The following table presents the historical average annual percentage payout of incurred claims, net of reinsurance, as of December 31:
Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
4%	13%	17%	16%	12%	11%	8%	6%	7%	0%

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Insurance Operations (Continued)

Workers’ Compensation
The following tables represents information on unpaid losses and loss adjustment expenses incurred and cumulative paid losses, since 2009 for the Company’s Workers’ Compensation line, in thousands except claim counts:
Workers’ Compensation – Incurred
	Unaudited										IBNR as of December 31, 2018	Cumulative Claim Counts
	For the Year Ended
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Prior											$2,776
2009	$22,838	$17,685	$16,943	$18,829	$15,791	$15,392	$15,369	$15,813	$13,075	$12,868	$1,246	58
2010		24,965	23,206	26,970	23,643	25,751	25,825	28,260	28,135	28,597	1,672	77
2011			28,987	22,186	23,576	21,411	19,489	21,943	18,986	21,247	1,164	202
2012				46,503	51,724	53,038	48,983	47,373	38,501	38,835	4,999	1,763
2013					76,844	71,683	70,939	68,109	71,532	69,729	12,100	2,682
2014						88,181	81,628	83,543	74,134	69,886	19,048	2,675
2015							101,762	101,410	89,383	82,212	41,960	3,867
2016								99,292	109,623	103,382	53,984	4,337
2017									102,250	101,691	69,670	4,632
2018										116,278	95,910	4,440
										$644,725	$304,529

	Workers’ Compensation – Paid
	Unaudited
	For the Year Ended
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
2009	$407	$851	$1,535	$2,686	$4,245	$5,335	$6,709	$7,422	$7,860	$8,125
2010		—	180	1,633	2,907	4,427	6,165	7,830	9,706	10,695
2011			473	4,148	5,127	5,503	7,239	8,662	8,978	9,971
2012				2,381	5,481	10,598	14,634	18,468	23,694	25,495
2013					2,639	12,579	20,520	26,088	29,036	32,962
2014						4,644	14,901	24,411	35,131	39,846
2015							6,504	18,434	27,423	33,543
2016								10,891	24,557	35,385
2017									8,631	22,462
2018										9,563
										228,047
Incurred Less Paid										$416,678

The following table presents the historical average annual percentage payout of incurred claims, net of reinsurance, as of December 31:
Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
7%	13%	11%	9%	7%	8%	5%	6%	3%	2%

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Insurance Operations (Continued)

All Other
The following tables represents information on unpaid losses and loss adjustment expenses incurred and cumulative paid losses, since 2009 for the Company’s all other lines, in thousands except claim counts:
All Other Lines – Incurred
	Unaudited										IBNR as of December 31, 2018	Cumulative Claim Counts
	For the Year Ended
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Prior											$2,483
2009	$25,653	$25,612	$20,186	$22,658	$14,768	$14,615	$14,846	$15,536	$14,869	$14,726	$9	1,148
2010		37,233	37,501	25,750	29,735	29,377	29,727	32,631	31,647	31,335	226	1,291
2011			26,899	34,597	30,518	29,756	29,244	28,800	31,178	31,020	542	1,466
2012				27,091	32,117	30,339	30,600	30,717	30,062	30,616	584	1,623
2013					37,867	38,058	35,339	35,215	34,654	34,110	212	1,700
2014						53,599	58,822	55,921	54,107	54,874	1,726	2,316
2015							82,145	86,043	87,613	86,269	4,216	2,821
2016								82,834	87,675	90,490	12,464	3,137
2017									70,868	80,146	22,747	3,732
2018										75,346	42,471	2,627
										$528,932	$87,680

	All Other Lines – Paid
	Unaudited
	For the Year Ended
Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
2009	$3,606	$8,961	$10,534	$11,343	$12,499	$12,849	$12,843	$13,862	$14,264	$14,346
2010		7,115	15,776	24,288	25,038	29,484	28,429	33,410	33,485	33,536
2011			4,597	20,155	22,603	24,773	25,251	27,608	30,233	30,261
2012				6,634	18,554	22,620	26,822	28,641	29,132	29,355
2013					9,881	23,718	29,321	32,324	33,227	33,355
2014						12,945	30,938	39,484	45,392	49,268
2015							25,171	52,030	74,339	81,856
2016								24,254	48,646	60,820
2017									22,849	47,803
2018										16,516
										397,116
Incurred Less Paid										$131,816

The following table presents the historical average annual percentage payout of incurred claims, net of reinsurance, as of December 31:
Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
25%	33%	17%	9%	6%	2%	7%	1%	1%	1%

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Insurance Operations (Continued)

The Company participated in an insurance pool in both the issuance of umbrella casualty insurance and ocean marine liability insurance during the period from 1978 to 1996. Depending on the underwriting year, the insurance pools’ net retention per occurrence after applicable reinsurance ranged from $250,000 to $2,000,000. The Company’s effective pool participation on such risks varied from 11% in 1978 to 59% in 1985, which exposed the Company to asbestos losses. Subsequent to this period, the pools substantially reduced their umbrella writings and coverage was provided to smaller insureds. In addition, ocean marine and non-marine policies issued during the past three years provide coverage for certain environmental risks.
The Company’s asbestos and environmental related losses were as follows:
($ in thousands)	As of December 31, 2018
	Gross	Ceded	Net
Balance at beginning of year	$15,628	$11,116	$4,512
Incurred losses and loss adjustment expense	30	24	6
Payments for losses and loss adjustment expenses	1,396	1,280	116
Balance at end of year	$14,262	$9,860	$4,402

($ in thousands)	As of December 31, 2017
	Gross	Ceded	Net
Balance at beginning of year	$17,267	$12,781	$4,486
Incurred losses and loss adjustment expense	1,608	730	878
Payments for losses and loss adjustment expenses	3,247	2,395	852
Balance at end of year	$15,628	$11,116	$4,512

Additionally, the Company has assumed asbestos and environmental reserves on a retroactive basis from prior members of the pool. The liability related to the same was $8.7 million and $9.1 million as of December 31, 2018 and December 31, 2017 respectively.
The Company believes that the uncertainty surrounding asbestos and environmental exposures, including issues as to insureds’ liabilities, ascertainment of loss date, definitions of occurrence, scope of coverage, policy limits and application and interpretation of policy terms, including exclusions, all affect the estimation of ultimate losses. Under such circumstances, it is difficult to determine the ultimate loss for asbestos and environmental-related claims. Given the uncertainty in this area, losses from asbestos and environmental-related claims may develop adversely and accordingly, management is unable to estimate the range of possible loss that could arise from asbestos and environmental-related claims. However, the Company’s net unpaid reserves for loss and loss adjustment expenses, in the aggregate, as of December 31, 2018, represent management’s best estimate.
Salvage and Subrogation
Estimates of salvage and subrogation recoverable on paid and unpaid losses have been recorded as a reduction of unpaid losses and amounted to $27.4 million and $22.6 million at December 31, 2018 and 2017, respectively.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Insurance Operations (Continued)

Deferred Policy Acquisition Costs
The following table presents a roll forward of the deferred policy acquisition costs and are net of reinsurance:
($ in thousands)	December 31
December 31, 2016	$76,572
Acquisition costs deferred	110,210
Acquisition costs expensed	126,023
December 31, 2017	$60,759
Acquisition costs deferred	204,283
Acquisition costs expensed	171,429
December 31, 2018	$93,613

12. Income Taxes
The Company is a “check the box” entity and is treated as a Bermudian partnership. Under current Bermuda law, PSIH and its Bermuda subsidiaries are not required to pay any taxes on income or capital gains. The Company and the Bermuda subsidiaries have received an undertaking from the Minister of Finance in Bermuda that would exempt such companies from Bermudian taxation until March 2035.
Global, Inc. and its respective subsidiaries are subject to the tax laws and regulations of the United States and file a consolidated federal tax return that includes all domestic subsidiaries.
As discussed in Note 1, Background and Note 6, Discontinued Operations, the Company’s U.K. operations have been sold effective October 2017. The sale of PSU and PSMAL was completed in the first quarter of 2018. Income from the Company’s operations at Lloyd’s through June 30, 2017, is subject to U.K. corporation taxes. Lloyd’s is required to pay U.S. income tax on U.S. connected income written by Lloyd’s syndicates. Lloyd’s has a closing agreement with the Internal Revenue Service (IRS) whereby the amount of tax due on this business is calculated by Lloyd’s and remitted directly to the IRS. These amounts are then charged to the accounts of ECU and TSM in proportion to their participation in the relevant syndicates.
ECU and TSM are subject to this arrangement, but as U.K.-domiciled companies, will receive U.K. corporation tax credits for any U.S. income tax incurred up to the value of the equivalent U.K. corporation income tax charge on the U.S. income.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

12. Income Taxes (Continued)

The components of deferred tax assets and liabilities as of December 31, 2018 and 2017, are as follows:
	December 31
($ in thousands)	2018	2017
Deferred tax assets:
Loss reserves	11,342	$8,821
Loss reserves transitional adjustment	6,954	9,023
Unearned premiums	14,985	10,350
Net operating loss carry forwards – state and local	16,373	5,950
Net operating loss carry forwards – federal	16,771	30,642
Capital loss carry forwards – federal	2,577	2,589
Bad debt reserve	3,182	2,361
Impairments	556	493
Deferred compensation	5,613	3,672
Amortization of intangibles	813	930
Unrealized (depreciation) appreciation of investments	7,446	—
Other	2,211	1,553
Total deferred tax assets	88,823	76,384
Less valuation allowance	(16,962)	(6,511
Net deferred tax assets	71,861	69,873
Deferred tax liabilities:
Deferred policy acquisition costs	19,634	12,759
Loss reserve transitional adjustment	6,085	9,023
Fair value adjustments	3,635	3,641
Unrealized (depreciation) appreciation of investments	—	2,968
Limited partnership income	422	256
Other	8,846	4,158
Total deferred tax liabilities	38,622	32,805
Deferred tax assets, net of allowance	$33,239	$37,068

On December 22, 2017, Tax Reform was signed into law, which among other implications, reduced the Company’s statutory corporate tax rate from 35% to 21% beginning with the 2018 tax year. The Company revalued its 2017 deferred tax assets and liabilities in response to this reduction, which resulted in a $25.1 million charge to income as illustrated in the rate reconciliation table below. This charge included a $1.6 million benefit related to net unrealized gains on the Company’s investment portfolio, which were originally recorded through AOCI.
The Company has recorded a $7.0 million increase to its deferred tax asset related to the change in methodology for loss reserves as a result of Tax Reform. An offsetting deferred tax liability was also recorded which will be amortized into income over 8 years beginning in 2018. The deferred tax liability as of December 31, 2018 is $6.1 million.
At December 31, 2018 and 2017, the U.S. federal net operating losses (NOLs) that can be carried forward are $85.7 million and $145.9 million, respectively. At December 31, 2018 and 2017, the state and local tax benefit of NOLs that can be carried forward are $16.3 million and $5.7 million, respectively, which is included in the state and local deferred tax asset. There were $2.6 million of

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

12. Income Taxes (Continued)

realized capital loss benefits that can be carried forward for both years December 31, 2018 and 2017, respectively. The range of years in which the federal NOL can be brought forward against future tax liabilities is from 2018 through 2036.
The table below shows the tax benefit of the U.S. federal NOLs generated by year and expiration date:
($ in thousands)	Amount	Expires
2015	4,436	2035
2016	12,335	2036
Total	$16,771

The Company’s valuation allowance account with respect to the deferred tax asset and the change in the account is as follows:
($ in thousands)	2018	2017
Balance, beginning of year	$6,511	$13,667
Change in valuation allowance	10,451	(7,156)
Balance, end of year	$16,962	$6,511

As of December 31, 2018, the Company recorded a valuation allowance of  $16.9 million with $10.5 million attributable to the uncertainty in the realization of certain deferred tax assets attributable to U.S. federal and state NOLs.
Global, Inc. files tax returns subject to the tax regulations of federal, state and local tax authorities. A tax benefit taken in the tax return but not in the financial statements is known as an “unrecognized tax benefit.” A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):
($ in thousands)	2018	2017
Balance, beginning of year	$483	$518
Additions for tax positions of prior years	45	40
Reductions for tax positions of prior years	—	(75)
Balance, end of year	$528	$483

As of December 31, 2018, the Company recorded insignificant amount of interest and penalties. Included in the balance at December 31, 2018, is $0.3 million related to favorable tax positions that impact the effective tax rate.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

12. Income Taxes (Continued)

The income tax provisions from the amounts computed by applying the federal statutory rate to the income before income taxes due to the following:
($ in thousands)	2018	2017	2016
Expected tax expense (benefit) at statutory rates in taxable jurisdictions	$13,896	$11,384	$(20,617)
Tax-exempt interest	(46)	(42)	(6)
State taxes	(10,746)	3,302	(275)
Valuation allowance	10,451	(2,819)	526
Effect of provision to tax return filing adjustments	—	671	8,091
Effect of Tax Reform	—	25,108	—
Other	(166)	629	(11,707)
Total income tax (expense) benefit	$13,389	$38,233	$(23,988)

The jurisdictions contributing to taxation of the Company are calculated using the following rates: Bermuda 0% and the United States 21%. The income tax benefit differs from the amounts computed by applying the Bermudian statutory tax rate 0% to loss before income taxes due to U.S. taxes, changes in valuation allowance, prior period adjustments and the effects of Tax Reform.
There were $0.1 million of U. S. income taxes paid and $0.2 million and $0.3 million of U.S. income taxes received for the years ended December 31, 2018, 2017 and 2016, respectively. There were no U.K. income taxes paid for the years ended December 31, 2018, 2017 and 2016. The U.S. federal income tax recoverable included in other assets amounted to $0.8 million, $0.2 million and $0.3 million for the years ended December 31, 2018, 2017 and 2016, respectively. There were no U.K. income taxes recovered for the years ended December 31, 2018, 2017 and 2016.
Global, Inc. files a consolidated federal income tax return with the Company and New York Marine, beginning November 23, 2010, pursuant to the terms of a tax-sharing agreement, which provides that the consolidated tax liability is allocated among affiliates based on separate return calculations and tax attributes utilized within the consolidated group and are reimbursed to the affiliate that generated them. Intercompany tax balances are settled annually.
The U.S. domestic entities are subject to federal, state and local examinations by tax authorities for tax year 2009 and subsequent.
Section 382 of the Internal Revenue Code (Section 382) contains rules that limit the ability of a corporation that experiences an “ownership change” to utilize its net operating and capital loss carry forwards and certain built-in losses recognized in periods following the ownership change. An ownership change is generally any change in ownership of more than 50-percentage points of a corporation’s stock over a three-year period. These rules generally operate by focusing on ownership changes among shareholders owning directly or indirectly 5% or more of the stock of a corporation or any change in ownership arising from a new issuance of stock by the corporation. If a Section 382 limitation were to manifest, a portion of the tax losses could be deferred or could expire before Global, Inc. would be able to use them to offset positive taxable income in current or future tax periods. Global, Inc.’s inability to utilize tax losses could have a negative impact on the Company’s financial position and results of operations. This limitation is generally determined by multiplying the value of the entity as of the ownership change date by the applicable long-term tax-exempt rate.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

12. Income Taxes (Continued)

On November 23, 2010, PSIH (since merged into Global, Inc.) acquired 100% of PSIG (formerly NYMAGIC Inc.) outstanding common stock for a cash price of  $25.75 per share or approximately $231.9 million; as a result, Global, Inc. experienced an ownership change for purposes of Section 382. As a result of this ownership change, the Company’s ability to utilize the NOL that existed as of November 23, 2010, will be limited to approximately $9.0 million annually.
13. Statutory Financial Information
The Company’s insurance subsidiaries are limited under state insurance laws, in the amount of ordinary dividends they may pay without regulatory approval. As of December 31, 2018, the maximum dividend that can be paid from the Company’s U.S. insurance subsidiaries to the Company without prior approval from the New York State Department of Financial Services is $47.3 million. Factors affecting the ability to pay dividends include levels of investment income in recent years and the Company’s statutory surplus position of the Company. Combined statutory net income and surplus of the Company’s domestic insurance subsidiaries as reported in the Combined Annual Statement were as follows:
($ in thousands)	2018	2017	2016
Combined statutory net income (loss)	$33,147	$26,303	$(33,872)
Combined statutory surplus	$473,575	$433,946	$355,366
The U.S. insurance company subsidiaries file statutory financial statements with each state in the format specified by the National Association of Insurance Commissioners (NAIC). The NAIC provides accounting guidelines for companies to file statutory financial statements and provides minimum solvency standards for all companies in the form of RBC requirements. The policyholders’ surplus of each of the domestic insurance companies is above the minimum amount required by the NAIC. The actual statutory capital and surplus of the Company’s insurance subsidiaries was significantly above the amount of statutory capital and surplus necessary to satisfy regulatory requirements.
14. Debt
In November 2013, Global, Inc. issued $140.0 million of 7.5% Senior Unsecured Notes due November 2020. The notes are guaranteed by the Company. The notes provide for semi-annual interest payments and are to be repaid in full in November 2020. The indenture contains certain covenants that restrict the Company’s ability to, among other items, incur indebtedness, make restricted payments, incur liens and require the Company to maintain specified liquidity levels. The Company remains in compliance with the covenants. Debt issuance costs of  $2.1 million were incurred and are being amortized over the life of the loan.
In January 2015, the Company issued an additional $25.0 million 6.5% senior notes due November 2020, which are guaranteed by ProSight Global Holdings Limited. The notes provide for semi-annual interest payments and are to be repaid in full in November 2020. The indenture contains certain covenants that restrict the Company’s ability to, among other items, incur indebtedness, make restricted payments, incur liens and require the Company to maintain specified liquidity levels. The Company remains in compliance with the covenants. Debt issuance costs of  $0.2 million were incurred and are being amortized over the life of the loan.
In January 2018, Global, Inc. entered into a $25 million 4.2% revolving loan agreement guaranteed by ProSight Global Holdings Limited. The notes provide for monthly interest payments and are to be repaid in full on January 29, 2019. As of December 31, 2018 the Company has drawn down $18 million from the revolving loan agreement. The indenture contains certain covenants that restrict

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

14. Debt (Continued)

the Company’s ability to, among other items, incur additional indebtedness, make restricted payments, incur liens and require the Company to maintain specified liquidity levels. The Company remains in compliance with the covenants. In January 2019, the Company extended the repayment date to December 31, 2019.
Interest paid and incurred amounted to $12.3 million, $12.1 million and $12.1 million for the years ended December 31, 2018, 2017 and 2016, respectively. Amortization expense related to debt issuance cost was $0.3 million for the years ended December 31, 2018, 2017 and 2016.
15. Commitments and Contingencies
Leases
The Company maintains various lease and sublease agreements for office space in New Jersey, New York, California, Florida, Georgia and the U.K. These lease terms expire on various dates through June 2025.
At December 31, 2018, the minimum gross rental payments and sublease income relating to these various operating leases are as follows:
($ in thousands)	Minimum Rental Payments	Sublease Income
2019	$4,103	$611
2020	4,224	611
2021	4,145	—
2022	1,061	—
2023	567	—
2024	567	—
2025	283	—
Total	$14,950	$1,222

The operating leases also include provisions for additional payments based on certain annual cost increases. Rent expense amounted to $3.1 million, $3.1 million and $5.0 million for the years ended December 31, 2018, 2017 and 2016, respectively. $1.0 million of rent expense is included as a part of discontinued operations in the Company’s consolidated statements of operations for December 31, 2016. Sublease income amounted to $0.1 million and $1.6 million for the years ended December 31, 2018 and 2016, respectively. There was no sublease income for the year ended December 31, 2017.
In the fourth quarter 2017, Global, Inc. assumed the lease liability of PSU for its remaining lease term. Total liability through the lease term amounted to approximately $4.6 million, which is included above, and the Company will be reimbursed by PSEH, the parent of the now sold PSU.
Fiduciary Funds
The Company’s insurance agency subsidiary maintains separate underwriting accounts, which record all of the underlying insurance transactions of the insurance pools that it manages. These transactions primarily include collecting premiums from the insureds, collecting paid receivables from reinsurers, paying claims as losses become payable, paying reinsurance premiums to reinsurers, and

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

15. Commitments and Contingencies (Continued)

remitting net account balances to member insurance companies in the pools that PSMC manages. Unremitted amounts to members of the insurance pools are held in a fiduciary capacity and interest income earned on such funds inures to the benefit of the members of the insurance pools based on their pro rata participation in the pools.
Additionally, the Company’s insurance agency subsidiary, in its contractual role as escrow agent, receives and disburses bond funds for entertainment film projects for its insureds.
A summary of the fiduciary and pools’ underwriting accounts as of December 31, 2018 and 2017, is as follows:
($ in thousands)	2018	2017
Assets held on behalf of unaffiliated pool members	$11,501	$12,387
Escrow bond arrangements	951	5,353
Total	$12,452	$17,740

The remaining unaffiliated pool members are Utica National Insurance Group through its subsidiary Utica Mutual Insurance Company (Utica Mutual) and FM Global through its subsidiaries Arkwright Boston Manufacturers, Mutual Insurance Company, Arkwright Boston Insurance Company and Employers Mutual Casualty Insurance Company. Utica Mutual and FM Global withdrew from the pools in 1994 and 1996, respectively, and retained liability for their effective pool participation for all loss reserves, including IBNR losses and unearned premium reserves attributable to policies effective prior to their withdrawal from the pools. The Company is committed to manage this pool until expiration without further compensation.
In the event that all or any of the pool companies are unable to meet their obligations to the pools, the remaining companies would be liable for such defaulted amounts on a pro rata pool participation basis.
The Company is not aware of any uncertainties that could result in any possible defaults by either FM Global or Utica Mutual with respect to their pool obligations, which might impact liquidity or results of operations of the Company, but there can be no assurance that such events will not occur in the future.
Unfunded investment commitments
For the year ended December 31, 2018 the Company had $159.5 million in unfunded commitments related to a limited partnership and a fixed income security.
16. Incentive Compensation
Share-Based Plans
The Company established an omnibus equity incentive plan (the Plan), which provides for the ability to grant multiple types of equity-based awards to employees, officers and directors of the Company. Currently, the Company has outstanding restricted stock units (RSUs), restricted stock, and profit interests known as “P Shares”.
RSUs
RSUs granted to employees vest at the rate of 50% on the first and second anniversaries of grant subject to continued employment and RSUs granted to non-employee directors vest immediately. RSUs are settled on the earliest to occur of the grantee’s (i) death or disability, (ii) termination of

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

16. Incentive Compensation (Continued)

service to ProSight, (iii) a “change of control” (as defined in the 2010 Plan) that constitutes a “change in control event” pursuant to Section 409A of the Code or (iv) for employees only, the fifth anniversary of the grant date. RSUs may be settled in either shares of common stock or cash, at the Company’s discretion. Accordingly, 16,800, 9,315 and 12,768 vested RSUs were converted into common shares of this Company in December 2018, 2017 and 2016, respectively. 84,875, 80,100 and 67,518 vested RSUs are yet to be converted into either shares of common stock or cash for the years ended December 31, 2018, 2017 and 2016, respectively.
Valuation of RSUs is computed using a market-based regression analysis that considers performance of the Company against the performance of designated peer companies. The Company records share-based compensation costs using the fair value of share awards. Compensation expense is recorded pro rata over the vesting period of the award. The fair value of non-vested RSUs is estimated on the date of grant and is amortized to compensation expense on a straight-line basis over the related vesting periods. The Company granted 0, 19,832 and 20,976 RSUs to employees through the Plan for the years ended December 31, 2018, 2017 and 2016, respectively. In addition, the Company granted 2166, 2,250 and 2,250 RSUs to non-employee directors for the years ended December 31, 2018, 2017 and 2016, respectively. Future unvested expense regarding RSUs as of December 31, 2018, was $0.1 million.
The compensation cost charged against income for the Plan was $0.9 million, $1.5 million and $1.6 million for the years ended December 31, 2018, 2017 and 2016, respectively. The tax benefit recognized for the same was $0.2 million, $0.5 million and $0.6 million for the years ended December 31, 2018, 2017 and 2016, respectively.
A summary of the RSU transactions under the Plan is as follows:
	Number of Shares	Weighted Average Grant Date Fair Value per share
Unvested at December 31, 2016	30,500	$73.68
Granted in 2017	22,082	71.87
Vested in 2017	(19,849)	73.23
Forfeited in 2017	(4,769)	72.65
Unvested at December 31, 2017	27,964	72.65
Granted in 2018	2,166	120.58
Vested in 2018	(21,185)	72.99
Forfeited in 2018	(390)	71.62
Unvested at December 31, 2018	8,555	$71.62

P Shares
P Shares are subject to performance-vesting conditions and the grantee’s continued employment. The vesting conditions and terms of P Shares were amended on March 1, 2018. A pre-condition of vesting is the occurrence of a liquidity event, including change of control or public offering, upon which a percentage of unvested P Shares vest immediately based on specified incentive levels determined using the net proceeds implied or received by the principal stockholders. Any excess P Shares are then cancelled.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

16. Incentive Compensation (Continued)

The compensation expense is calculated based on the fair value of the P Shares, determined using stock-option pricing modeling techniques, commensurate with the time of issuance or modification of the award.
In 2016, 10,000 restricted RSUs were granted that vest upon the occurrence of a liquidity event.
Compensation costs of P Shares modified as of March 1, 2018, of  $4.4 million is currently not recognized in the consolidated statements of operations of the Company as a liquidity event has not occurred.
17. Retirement Plans
For the benefit of its U.S.-based employees who meet certain service and age requirements, the Company offers a voluntary defined contribution 401(k) plan, a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees and we have elected to make matching contributions to eligible participants in an amount up to 100% of the first 4% of eligible compensation and 50% of the next 2% of eligible compensation contributed to the plan as deferral contributions. Expense recorded for this plan was $2.1 million, $1.6 million and $1.7 million for the years ended December 31, 2018, 2017 and 2016, respectively.
18. Segment Information
The Company has one reportable segment, Specialty Insurance segment, which primarily offers property and casualty insurance products through its customers segments that include Construction, Consumer Services, Marine and Energy, Media and Entertainment, Professional Services, Real Estate and Transportation. The primary criteria to determine the Company’s reportable segment is based on the fact that the Company’s senior management reviews, assesses and allocates resources both on a financial and personnel basis on an entity-wide level.
The following table provides a summary of the Company’s gross written premium by customer segments within our Specialty Insurance segment. All gross written premiums from exited niches are included in “Other” which consists of  (i) primary and excess workers’ compensation coverage for Self-Insured Groups (including fronting reinsurance arrangements in which all gross written premiums are ceded to a third party reinsurer), (ii) niches exited in prior years primarily focused on commercial auto liability exposure, such as Long Haul Trucking, Towing, Chauffeured Transportation, Settlement Carriers and Pizza Delivery, and (iii) mandatory participation in industry pools.

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

18. Segment Information (Continued)

($ in thousands)	Years ended December 31
	2018		2017		2016
Customer Segment
Construction	$100,741	11.2%	$73,378	8.8%	$54,983	7.1%
Consumer Services	106,348	11.9%	94,384	11.3%	95,005	12.3%
Marine and Energy	64,601	7.2%	65,781	7.9%	56,740	7.4%
Media and Entertainment	145,985	16.3%	136,666	16.2%	121,454	15.7%
Professional Services	110,300	12.3%	112,576	13.5%	79,793	10.4%
Real Estate	130,468	14.6%	132,028	15.8%	102,134	13.2%
Transportation	112,450	12.6%	98,536	11.8%	99,690	12.9%
Customer Segment subtotal	770,893	86.1%	713,349	85.3%	609,799	79.0%
Other	124,219	13.9%	122,985	14.7%	162,196	21.0%
Specialty Insurance total	$895,112	100.0%	$836,334	100.0%	$771,995	100.0%

19. Earnings per Share
The following table provides a reconciliation of the numerators and denominators of basic and diluted EPS:
($ in thousands, except per share amounts)
	Continuing Operations			Discontinued Operations
2018	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:
Net Income available to common stockholders	$53,729	5,998,959	$8.96	$814	5,998,959	$0.14
Effect of dilutive securities:
Stock compensation plans		106,675			106,675
Diluted EPS	$53,729	6,105,634	$8.80	$814	6,105,634	$0.14

ProSight Global Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements

19. Earnings per Share (Continued)

	Continuing Operations			Discontinued Operations
2017	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:
Net (Loss) available to common stockholders	$(6,904)	5,813,408	$(1.19)	$(37,089)	5,813,408	$(6.38)
Diluted EPS	$(6,904)	5,813,408	$(1.19)	$(37,089)	5,813,408	$(6.38)

2016	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:
Net (Loss) available to common stockholders	$(20,734)	5,476,100	$(3.79)	$(79,594)	5,476,100	(14.53)
Diluted EPS	$(20,734)	5,476,100	$(3.79)	$(79,594)	5,476,100	(14.53)

20. Legal Proceedings
In the normal course of business, the Company’s insurance subsidiaries are subject to disputes, including litigation and arbitration, arising out of the ordinary course of business. The Company’s estimates of the costs of settling such matters are reflected in its reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations.
21. Subsequent Events
In January 2019, the Company extended the $25 million 4.2% revolving loan agreement to be repaid on December 31, 2019 from its original repayment date of January 29, 2019.
In January 2019, a distribution partner of the Company was acquired by a third-party insurance carrier. In 2018, the Company has sourced 13.5% of direct premium from this distribution partner. The Company does not anticipate any future premiums from this distribution partner after the first quarter of 2019.
On February 5, 2019, PSIH and PSEH were contributed into Global Inc. and merged.

Schedule II
ProSight Global Holdings Limited
Condensed Financial Information of Registrant
Balance Sheets
($ in thousands, except per share amounts)	December 31
	2018	2017
Assets
Investment in subsidiaries	$389,630	$376,258
Cash and cash equivalents	32	32
Total cash and investments	389,662	376,290
Receivables from affiliates	3,522	2,374
Other assets	21	632
Total Assets	$393,205	$379,296
Liabilities
Payables to affiliates	$3,346	$3,313
Other liabilities	29	—
Total Liabilities	3,375	3,313
Shareholders’ equity
Common stock, $0.01 par value; 15,038,000 shares authorized; 6,016,144 and 5,997,344 shares issued, 6,014,144 and 5,995,344 shares outstanding	60	60
Additional paid in capital	607,589	606,673
Accumulated other comprehensive (loss) income	(22,315)	19,297
Retained deficit	(195,304)	(249,847)
Treasury stock (2,000 shares)	(200)	(200)
Total shareholders’ equity	389,830	375,983
Total liabilities and shareholders’ equity	$393,205	$379,296

Schedule II
ProSight Global Holdings Limited
Condensed Financial Information of Registrant
Statements of Operations
	Years ended December 31
($ in thousands)	2018	2017	2016
Revenues:
Intercompany interest income	$1,238	$1,238	$1,238
Total revenues	1,238	1,238	1,238
Expenses:
General and administrative expenses	113	362	314
One-time write-off of amounts related to sale of affiliate	650	5,842	—
Total expenses	763	6,204	314
Income (loss) before federal income taxes	475	(4,966)	924
Federal income taxes	—	—	—
Net income (loss) from continuing operations before equity in undistributed net losses of subsidiaries	475	(4,966)	924
Equity in undistributed net losses of subsidiaries, net of tax	54,068	(39,027)	(101,252)
Net income (loss)	$54,543	($43,993)	($100,328)

Schedule II
ProSight Global Holdings Limited
Condensed Financial Information of Registrant
Statements of Cash Flows
($ in thousands)	Years ended December 31
	2018	2017	2016
Operating Activities:
Net Income (loss)	$54,543	$(43,993)	$(100,328)
Adjustments to reconcile net Income (loss) to net cash provided by operating activities:
Equity in undistributed net losses of subsidiaries, net of tax	(54,068)	39,027	101,252
Changes in:
(Decrease) increase in receivables from affiliates	(1,148)	3,138	(1,538)
Increase in payables to affiliates	33	1,914	300
Increase (decrease) in other assets	611	(180)	197
Increase in other liabilities	29	—	—
Total adjustments	(54,543)	43,899	100,211
Net cash used in operating activities	(0)	(94)	(117)
Investing activities:
Net cash provided by (used in) investing activities	—	—	—
Financing activities
Proceeds from shares issued	—	5	—
Proceeds from capital contributions	—	49,995	—
Capital contributions to affiliates	—	(50,000)	—
Net cash provided by (used in) financing activities	—	—
Net decrease in cash and cash equivalents	(0)	(94)	(117)
Cash and cash equivalents at beginning of year	32	126	243
Cash and cash equivalents at end of year	$32	$32	$126

Schedule V
ProSight Global Holdings Limited
Allowance for Uncollectible Premiums and Reinsurance Recoverables
($ in thousands)	Allowance on premiums receivables	Allowance on reinsurance receivables
December 31, 2015	$2,250	$7,046
Additions	2,449	—
Deductions	—	—
December 31, 2016	4,699	7,046
Additions	—	—
Deductions	(502)	—
December 31, 2017	4,197	$7,046
Additions	800	4,510
Deductions	(174)	(1,564)
December 31, 2018	$4,823	$9,992

We've built a successful organization that's proven its ability to deliver value to our clients. The real excitement is where we go from here.

Joe Beneducci
Chief Executive Officer, Founder

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses Of Issuance And Distribution
The following table sets forth all expenses, other than the estimated underwriting discounts and commissions, payable by us in connection with this offering. All the amounts shown are estimates except the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the listing fee.
SEC registration fee	$
FINRA filing fee
Listing fee
Printing and engraving
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous fees and expenses
Total	$

*
To be included by amendment.

Item 14.   Indemnification Of Directors And Officers
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
The DGCL also permits a corporation to indemnify such persons against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where a present or former director or officer is successful in the defense of such an action, suit or proceeding referenced above, or in defense of any claim, issue or matter therein, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon, in the case of a current officer or director, receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.
The DGCL provides that the indemnification described above is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Company’s amended and restated certificate of incorporation provides for indemnification by the Company of its directors and officers to the fullest extent permitted by the DGCL.
In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation contains a provision to limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.
The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. Policies of insurance are maintained by the Company under which our directors and officers are insured, within the limits and subject to the terms of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.
The foregoing statements are subject to the detailed provisions of the DGCL and the full text of our amended and restated certificate of incorporation, which is filed as Exhibit 3.3 hereto.
We intend to enter into separate indemnification agreements with each of our directors and officers that will provide, subject to their terms, the maximum indemnity allowed to directors and officers by Section 145 of the DGCL and certain additional procedural protections.
The proposed form of underwriting agreement filed as Exhibit 1.1 provides that the underwriters are obligated under certain circumstances to indemnify our directors, officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended.
Item 15.   Recent Sales Of Unregistered Securities
Prior to the completion of this offering, ProSight Global Holdings Limited (“PGHL”) will merge with and into the registrant, with the registrant surviving the merger. The current holders of PGHL’s equity interests will receive, as merger consideration, a number of shares of the registrant’s common stock determined based on the initial public offering price and the provisions of PGHL’s bye-laws. The issuance of such shares of the registrant’s common stock to the current holders of PGHL’s equity interests will not involve any underwriters, underwriting discounts or commissions or a public offering, and we believe that such issuance will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 16.   Exhibits And Financial Statement Schedules
(a) Exhibits.
EXHIBIT INDEX
Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation of ProSight Global, Inc.*
3.2	Bylaws of ProSight Global, Inc.*
3.3	Form of Amended and Restated Certificate of Incorporation of ProSight Global, Inc.*
3.4	Form of Amended and Restated Bylaws of ProSight Global, Inc.*
4.1	Form of Registration Rights Agreement between ProSight Global, Inc. and the Holders party thereto*
4.2	Certain instruments defining the rights of holders of long-term debt securities of the registrant and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.
5.1	Opinion of Sullivan & Cromwell LLP*
10.1	Form of Stockholders’ Agreement among ProSight Global, Inc., the GS Investors and the TPG Investors*
10.2	ProSight Global Holdings Limited Amended and Restated 2010 Equity Incentive Plan.*
10.3	Form of Restricted Stock Unit Award Agreement under the ProSight Global Holdings Limited Amended and Restated 2010 Equity Incentive Plan.*
10.4	Restricted Stock Unit Award Agreement, dated March 7, 2016, between ProSight Global Holdings Limited and Joseph Beneducci.*
10.5	ProSight Global, Inc. 2019 Equity Incentive Plan, including form agreements, to be in effect upon completion of this offering.*
10.6	ProSight Global, Inc. 2019 Employee Stock Purchase Plan, to be in effect upon the completion of this offering.*
10.7	Amended and Restated Employment Agreement, dated [•], between ProSight Global, Inc. and Joseph Beneducci.*
21.1	Subsidiaries of ProSight Global, Inc.*
23.1	Consent of Ernst & Young LLP*
23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)*
23.3	Consent of [•]*

*
To be filed by amendment.

(b) Financial Statements Schedules
See the financial statement schedules listed in the Index to the Consolidated Financial Statements, which are incorporated by reference as if fully set forth herein.
Item 17.   Undertakings
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in      on the      day of      , 2019.
ProSight Global, Inc.
By: Name: Title:
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints      and      and each of them, as his true and lawful attorney in fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post effective amendments or any abbreviated or subsequent registration statement and any amendments thereto filed pursuant to Rule 462(b) and any supplement to any prospectus included in this registration statement or any such amendment or any abbreviated or subsequent registration statement filed pursuant to Rule 462(b)), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:
Signatures	Title	Date
Joseph J. Beneducci	Chairman, President and Chief Executive Officer (Principal Executive Officer)	, 2019
Anthony S. Piszel	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019
Anthony Arnold	Director	, 2019
Eric Leathers	Director	, 2019
Sumit Rajpal	Director	, 2019
Bruce W. Schnitzer	Director	, 2019
Richard P. Schifter	Director	, 2019
Clement S. Dwyer	Director	, 2019
Steven Carlsen	Director	, 2019